      As filed with the Securities and Exchange Commission on May 14, 1998

                                                      Registration No. 333-49277

================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------


                          PRE-EFFECTIVE AMENDMENT NO. 3
                                       TO
                                    FORM SB-2
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933


                                   ----------

                             HOMESTEAD BANCORP, INC.
    (Exact name of registrant as specified in its articles of incorporation)

          Louisiana                        6711              (Being Applied For)
   -----------------------            -------------          -------------------
(State or other jurisdiction of     (Primary Standard        (I.R.S. Employer
 incorporation or organization)         Industrial           Identification No.)
                                      Classification
                                       Code Number)

                             195 North Sixth Street
                          Ponchatoula, Louisiana 70454
                                 (504) 386-3379
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                            Lawrence C. Caldwell, Jr.
                      President and Chief Executive Officer
                             Homestead Bancorp, Inc.
                             195 North Sixth Street
                          Ponchatoula, Louisiana 70454
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                    Copy to:

                           Gerald F. Heupel, Jr., Esq.
                             Kevin M. Houlihan, Esq.
                      Elias, Matz, Tiernan & Herrick L.L.P.
                              734 15th Street, N.W.
                                   12th Floor
                             Washington, D.C. 20005

                                   -----------

      Approximate date of commencement of proposed sale to public: As soon as practicable after this Registration Statement becomes effective.

      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

===========================================================================================
                                Amount                       Proposed Maximum    Amount of
Title of each Class of          to be        Purchase Price     Aggregate      Registration
Securities to be Registered   Registered         Per Share    Offering Price        Fee
-------------------------------------------------------------------------------------------
Common Stock, $.01 par
value per share           1,511,669 shares(1)     $10.00       $15,116,690(2)   $4,461(3)
===========================================================================================

(1) Includes 1,124,125 shares of Conversion Stock, 353,820 Exchange Shares and (as originally registered but since deleted from the Prospectus) 33,724 Contingent Shares.
(2)   Estimated solely for the purpose of calculating the registration fee.
(3)   Previously paid.

      The Registrant hereby amends this Registration Statement on such date as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission acting pursuant to said section 8(a) may determine.

PROSPECTUS

                             HOMESTEAD BANCORP, INC.


     (Proposed Holding Company for Ponchatoula Homestead Savings, F.A.) Minimum of 949,908 and Maximum of 1,285,170 Shares of Common Stock, Consisting of a Minimum of 722,500 and Maximum of 977,500 Shares of Common Stock and a Minimum of 227,400 and Maximum of 307,670 Exchange Shares


      Homestead Bancorp, Inc. (the "Company"), a Louisiana corporation, is offering shares of its common stock, par value $.01 per share (the "Common Stock"), in connection with the conversion and reorganization of Ponchatoula Homestead Savings, F.A. ("Ponchatoula") from the mutual holding company structure to the stock holding company structure (the "Conversion"). Ponchatoula is currently a majority-owned subsidiary of Homestead Mutual Holding Company (the "MHC"), which will be merged out of existence, and Ponchatoula will become a wholly owned subsidiary of the Company.

      The Company is offering a minimum of 722,500 shares and a maximum of 977,500 shares of common stock (the "Conversion Stock") at $10.00 per share to persons with priority subscription rights in a subscription offering and to other members of the public in a community offering (the "Offerings"). These shares represent the MHC's ownership interest in Ponchatoula based on an independent appraisal, which may be increased by up to 15% without a resolicitation. The table below sets forth information regarding the sale of Conversion Stock in the Offerings.

      The Company will also issue a minimum of 227,408 shares and a maximum of 307,670 shares of common stock (the "Exchange Shares") to the stockholders of Ponchatoula (other than the MHC) in exchange for their Ponchatoula common stock (the "Exchange"). The Company will not pay or receive any cash in the Exchange, except that cash will be paid in lieu of fractional shares . The number of Exchange Shares to be issued is dependent upon the amount of Conversion Stock sold, with an exchange ratio designed to provide Ponchatoula's stockholders (other than the MHC) with approximately the same percentage ownership interest in the Company that they have in Ponchatoula.

      The sum of the Conversion Stock and the Exchange Shares represents the total amount of Common Stock to be issued in the Conversion, which sum is a minimum of 949,908 shares and a maximum of 1,285,170 shares. If the independent appraisal is increased by 15%, the maximum amount of Conversion Stock , Exchange Shares and total shares would be increased to 1,124,125 shares, 353,820 shares and 1,477,945 shares, respectively.


      It is unlikely that an active and liquid market for the Common Stock will develop. See "Risk Factors - Market for Common Stock." FOR A DISCUSSION OF VARIOUS FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS, SEE "RISK FACTORS" BEGINNING ON PAGE 18.


* 2
* 3
* 4
* 5

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
        AND EXCHANGE COMMISSION, THE OFFICE OF THRIFT SUPERVISION, OR ANY
          OTHER FEDERAL AGENCY OR STATE SECURITIES COMMISSION, NOR HAS
              ANY SUCH COMMISSION, OFFICE OR AGENCY PASSED UPON THE
               ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRE-
                SENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


================================================================================
                                                   Estimated
                                                  Underwriting
                              Subscription       Fees and Other    Estimated Net
                                Price(1)          Expenses(2)       Proceeds(3)
--------------------------------------------------------------------------------
Minimum Per Share                 $10.00                  $ .58         $ 9.42
--------------------------------------------------------------------------------
Midpoint Per Share                $10.00                  $ .51         $ 9.49
--------------------------------------------------------------------------------
Maximum Per Share                 $10.00                  $ .46         $ 9.54
--------------------------------------------------------------------------------
Maximum Per Share,
 as adjusted                      $10.00                  $ .41         $ 9.59
--------------------------------------------------------------------------------
Total Minimum(1)              $7,225,000              $ 421,179   $  6,803,821
--------------------------------------------------------------------------------
Total Midpoint(1)             $8,500,000              $ 434,375   $  8,065,625
--------------------------------------------------------------------------------
Total Maximum(1)              $9,775,000              $ 447,571   $  9,327,429
--------------------------------------------------------------------------------
Total Maximum, as
 adjusted(1)                 $11,241,250              $ 462,747   $ 10,778,503
================================================================================

                                                   ** 1 (Footnotes on next page)

                            TRIDENT SECURITIES, INC.


                  The date of this Prospectus is May 14, 1998.

(Footnotes from page 1)

(1) Based upon the minimum, midpoint, maximum and 15% above the maximum , respectively, of the portion of the independent appraisal attributable to the Conversion Stock.

(2) Consists of the estimated costs to be incurred in connection with the Conversion, including estimated fixed expenses of $350,000 and marketing fees to be paid to Trident in connection with the Offerings, which fees are estimated to be a minimum of $71,179 and a maximum of $97,571. See "The Conversion Marketing Arrangements." The actual fees and expenses may vary from the estimates. Such fees paid to Trident may be deemed to be underwriting fees. See "Pro Forma Data."

(3) Actual net proceeds may vary substantially from estimated amounts depending on the number of shares sold in the Offerings and other factors. Does not give effect to purchases of shares of Conversion Stock by the Company's employee stock ownership plan, which initially will be deducted from the Company's stockholders' equity. For the effects of such purchases, see "Capitalization" and "Pro Forma Data."

      The Company, Ponchatoula and the MHC have engaged Trident Securities, Inc. ("Trident") to consult with and advise them in the Conversion, and Trident has agreed to use its best efforts to solicit subscriptions and purchase orders for shares of Conversion Stock in the Offerings. Trident is not obligated to take or purchase any shares of Conversion Stock in the Offerings. See "The Conversion - Marketing Arrangements."


      ** 2 The subscription offering will terminate at noon, Central Time, on June 23, 1998 (the "Expiration Date"), unless extended for a maximum of 90 days at a time with approval of the Office of Thrift Supervision ("OTS"), if necessary. The community offering is expected to terminate at the same time as the subscription offering. The community offering must be completed within 45 days after the close of the subscription offering, or August 7, 1998, unless extended for a maximum of 90 days at a time with the approval of the OTS, if necessary. Orders submitted are irrevocable until the completion of the Conversion; provided that, if the Conversion is not completed within the 45-day period referred to above, unless such period has been extended with the consent of the OTS, if necessary, all subscribers will have their funds returned promptly with interest, and all withdrawal authorizations will be cancelled. If the Offerings are extended beyond August 7, 1998, all subscribers will be given the opportunity to modify or cancel their orders and subscribers who do not affirmatively elect to continue with an order will have their funds returned promptly with interest (and any withdrawal authorizations will be cancelled). See "The Conversion - The Offerings - Subscription Offering."

      ** 3 Independent Valuation. RP Financial, Inc. ("RP Financial") has prepared an independent appraisal, which states that the estimated pro forma market value of Ponchatoula and the Mutual Holding Company on a combined basis was $11,175,390 as of March 20, 1998 (the "Appraisal"). The Appraisal was multiplied by the Mutual Holding Company's adjusted percentage interest in Ponchatoula to determine a midpoint ($8,500,000), and the minimum and maximum range were set at 15% below and above the midpoint, respectively, resulting in a range of $7,225,000 to $9,775,000 for the Conversion Stock (the "Estimated Valuation Range").


      Based upon the Estimated Valuation Range, the Exchange Ratio is expected to range from 1.51499 Exchange Shares to 2.04970 Exchange Shares for each share of Ponchatoula common stock outstanding (other than those held by the MHC, which will be cancelled). Accordingly, the value of the Exchange Shares is expected to range from $2,274,080 to $3,076,700, or between 227,408 and 307,670
Exchange Shares. The Estimated Valuation Range may be increased or decreased to reflect changes in market and economic conditions prior to completion of the Conversion, and under certain circumstances specified herein subscribers will be resolicited and given the right to modify or cancel their orders. See "The Conversion - Stock Pricing, Exchange Ratio and Number of Shares to be Issued."


      ** 4 Purchase Limitations. The Plan sets forth various purchase limitations which are applicable in the Offerings. See "The Conversion - The Offerings - Subscription Offering," "- Community Offering," "-Syndicated Community Offering" and "- Limitations on Conversion Stock Purchases."

      ** 5 Required Approvals. The consummation of the Conversion is subject to the receipt of various regulatory approvals and the approval of the members of the Mutual Holding Company and the stockholders of Ponchatoula in the manner set forth herein.

      [Map to be inserted which shows the State of Louisiana, with an enlargement of Tangipahoa Parish showing the towns of Ponchatoula and Amite.]

      THE SHARES OF COMMON STOCK OFFERED HEREBY ARE NOT SAVINGS ACCOUNTS OR DEPOSITS AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY.

                                     SUMMARY

      This summary is qualified in its entirety by the more detailed information regarding Ponchatoula and the Mutual Holding Company and the Financial Statements of Ponchatoula appearing elsewhere in this Prospectus.

Homestead Bancorp, Inc.

      Homestead Bancorp, Inc. is a Louisiana corporation organized in February 1998 by Ponchatoula for the purpose of holding all of the capital stock of Ponchatoula and in order to facilitate the Conversion. Upon completion of the Conversion, the only significant assets of the Company will be all of the outstanding Ponchatoula Common Stock, the note evidencing the Company's loan to the ESOP and the portion of the net proceeds from the Offerings retained by the Company. The business of the Company will initially consist of the business of Ponchatoula. See "Business" and "Regulation - The Company."

Ponchatoula Homestead Savings, F.A.

      Ponchatoula Homestead Savings, F.A. is a federally chartered stock savings institution that was organized on August 31, 1994 as a subsidiary of the Mutual Holding Company. Prior to that date, Ponchatoula Homestead Association ("Ponchatoula Homestead"), the predecessor to Ponchatoula in its mutual form, had operated in the market area now served by Ponchatoula. In connection with the organization of the Mutual Holding Company (the "MHC Reorganization"), Ponchatoula Homestead transferred substantially all of its assets and liabilities to Ponchatoula in exchange for 456,240 shares of Ponchatoula Common Stock and converted its charter to that of a federal mutual holding company known as Homestead Mutual Holding Company. As part of the MHC Reorganization, Ponchatoula also sold an additional 143,760 shares of Ponchatoula Common Stock to certain members of the general public. After taking into account the issuance of 6,345 shares pursuant to stock benefit plans, Ponchatoula has 150,105 outstanding shares of Ponchatoula Common Stock ("Public Ponchatoula Shares") that are held by persons other than the Mutual Holding Company ("Public Stockholders").

      Ponchatoula is primarily engaged in attracting deposits from the general public through its offices and using such funds to originate loans secured by single-family residences located primarily in Tangipahoa, Livingston and St. Helena Parishes, Louisiana and to purchase mortgage-backed securities. Ponchatoula's single-family residential loans amounted to $20.1 million or 63.9% of Ponchatoula's total loan and lease portfolio (including loans held for sale) and 33.8% of total assets at December 31, 1997, and mortgage-backed securities amounted to $24.6 million or 41.2% of total assets at December 31, 1997. To a much lesser extent, Ponchatoula originates construction loans secured by single-family residential real estate, which amounted to $3.2 million or 10.3% of the total loan and lease portfolio (including loans held for sale) at December 31, 1997, as well as consumer loans, which amounted to $7.2 million or 22.8% of the total loan and lease portfolio (including loans held for sale) at such date. Ponchatoula also originates commercial real estate loans and land loans to a limited extent and invests in interest-bearing deposits in other financial institutions and U.S. Government and federal agency obligations.


      Ponchatoula's leases are bond for deed contracts in which Ponchatoula retains title to the property until all payments are made on the contract, at which time Ponchatoula transfers the title to the lessee. Total leases amounted to $301,000 at December 31, 1997. Ponchatoula has not originated any leases since 1995 and does not anticipate originating any leases in the foreseeable future.


      Ponchatoula is a community-oriented savings institution which emphasizes customer service and convenience. As part of this strategy, Ponchatoula has developed a variety of products and services which meet the needs of its retail customers. Ponchatoula generally has sought to achieve long-term financial strength and stability by (i) increasing the amount and stability of its net interest income, (ii) managing its assets and liabilities to reduce its vulnerability to changes in interest rates, and (iii) maintaining a high level of regulatory capital. In pursuit of these goals, Ponchatoula has adopted a number of complementary business strategies which emphasize retail lending and deposit products and services traditionally offered by savings institutions. Highlights of Ponchatoula's business strategy include the following:

      Emphasis on Traditional Lending and Investment Activities. Management believes that Ponchatoula is more likely to achieve its goals of long-term financial strength and profitability by emphasizing retail products and services, as opposed to wholesale or commercial activities. Ponchatoula's primary lending emphasis is the origination of loans secured by first liens on single-family (one-to-four units) residences and, to a lesser extent, consumer loans, such as second mortgages and home equity and improvement loans. At December 31, 1997, Ponchatoula's net loans and leases (including loans held for sale) amounted to $29.5 million or 49.5% of Ponchatoula's total assets. In addition, $24.6 million or 41.2% of Ponchatoula's total assets at December 31, 1997 consisted of adjustable-rate mortgage-backed securities, which are backed by single-family residential loans.

      Interest Rate Risk Management. Ponchatoula has implemented a strategy designed to maintain the interest rate maturity of its assets relative to its liabilities. The primary elements of the strategy include (i) purchasing adjustable-rate mortgage-backed securities and short-term investment securities,
(ii) emphasizing the origination of 15-year, fixed-rate single-family residential loans and, to the extent possible, adjustable-rate mortgages ("ARMs"), (iii) selling newly-originated, 30-year, fixed-rate single-family residential loans in the secondary market, except that commencing February 1998 Ponchatoula began retaining a portion of such loans and matching them with long-term FHLB advances, and (iv) managing interest rate expense. Based upon certain repricing assumptions, Ponchatoula's interest-bearing liabilities repricing or maturing within one year exceeded its interest-earning assets with similar characteristics by $2.3 million or 3.8% of total assets at December 31, 1997.

      Emphasis on Retail Deposits. Ponchatoula's liability strategy emphasizes retail deposits obtained through its offices. This strategy is facilitated by Ponchatoula's emphasis on lower-costing passbook savings, negotiable order of withdrawal ("NOW") and money market accounts, which in the aggregate amounted to $10.7 million or 25.3% of Ponchatoula's total deposits at December 31, 1997. At December 31, 1997, the weighted average rate paid on Ponchatoula's passbook savings, NOW and money market accounts amounted to 2.41%, as compared to a weighted average rate paid of 5.24% on Ponchatoula's certificates of deposits at such date.

      High Asset Quality. Total non-performing assets have declined from .76% of total assets at December 31, 1995 to .29% of total assets at December 31, 1997. Non-accruing single-family residential loans and leases represented 100% of the total non-performing assets at December 31, 1997 and 1995, and these non-accruing loans have steadily declined in recent years. Single-family real estate owned accounted for 27.9% of total non-performing assets at December 31, 1996, but all of such real estate owned was sold in 1997. At December 31, 1997, Ponchatoula's allowance for loan and lease losses equalled $265,000 or .84% of total loans and leases outstanding.

      Maintain High Levels of Regulatory Capital. Ponchatoula seeks to maintain high levels of regulatory capital to give it maximum flexibility in the changing regulatory environment and to respond to changes in market and economic conditions. At December 31, 1997, Ponchatoula's tangible, core and risk-based capital ratios amounted to 9.68%, 9.68% and 23.69%, respectively, which exceeded the minimum requirements of 1.5%, 3.0% and 8.0% by $4.9 million, $4.0 million and $4.0 million, respectively. The Conversion will further increase Ponchatoula's regulatory capital, as Ponchatoula's pro forma tangible capital ratio will increase to 14.01% if Conversion Shares are sold at the midpoint of the Estimated Valuation Range. The pro forma capital levels may initially result in the Company's return on equity being below the industry average. See "Risk Factors - Potential Low Return on Equity Following the Conversion; Uncertainty as to Future Growth Opportunities." To manage its capital levels, the Company intends to consider stock repurchases and/or returns of capital as soon as permissible following the Conversion. See "Use of Proceeds."

      Ponchatoula is subject to extensive regulation, supervision and examination by the Office of Thrift Supervision ("OTS"), its primary federal regulator, and by the Federal Deposit Insurance Corporation ("FDIC"), which insures its deposits up to applicable limits. Such regulation and supervision establishes a comprehensive framework of activities in which an institution may engage and is intended primarily for the protection of depositors and the Savings Association Insurance Fund ("SAIF") administered by the FDIC. Ponchatoula is also a member of the Federal Home Loan Bank ("FHLB") of Dallas, which is one of the 12 banks which comprise the FHLB System. Ponchatoula is further subject to regulations of the Board of Governors of the Federal Reserve System ("Federal Reserve Board") governing reserves required to be maintained against deposits and certain other matters.

      Ponchatoula's executive offices are located at 195 North Sixth Street, Ponchatoula, Louisiana 70454, and its telephone number is (504) 386-3379.

Homestead Mutual Holding Company

      Homestead Mutual Holding Company is a federally chartered mutual holding company chartered on August 31, 1994 in connection with the MHC Reorganization. The Mutual Holding Company's primary asset is 456,240 shares of Ponchatoula Common Stock, which represents 75.2% of the shares of Ponchatoula Common Stock outstanding as of the date of this Prospectus. The Mutual Holding Company's only other asset consists of a deposit account in the amount of $101,675 as of December 31, 1997 (which will become an asset of Ponchatoula upon consummation of the Conversion). As part of the Conversion, the Mutual Holding Company will convert from mutual form to a federal interim stock savings institution and simultaneously merge with and into Ponchatoula, with Ponchatoula being the surviving entity.

The Conversion


      On February 25, 1998, the Boards of Directors of Ponchatoula and the Mutual Holding Company adopted the Plan, and as of February 27, 1998 Ponchatoula incorporated the Company under Louisiana law as a first-tier wholly owned subsidiary of Ponchatoula. Pursuant to the Plan, (i) the Mutual Holding Company will convert to an interim federal stock savings institution and simultaneously merge with and into Ponchatoula, pursuant to which the Mutual Holding Company will cease to exist and the 456,240 shares of Ponchatoula Common Stock held by the Mutual Holding Company will be cancelled, and (ii) an interim savings institution ("Interim") to be formed as a wholly owned subsidiary of the Company solely for such purpose will then merge with and into Ponchatoula. As a result of the merger of Interim with and into Ponchatoula, Ponchatoula will become a wholly owned subsidiary of the Company and the 150,105 outstanding Public Ponchatoula Shares will be converted into Exchange Shares pursuant to the Exchange Ratio, which will result in the holders of such shares owning in the aggregate approximately the same percentage of the Common Stock to be outstanding upon completion of the Conversion (i.e., the Conversion Stock and the Exchange Shares) as the percentage of Ponchatoula Common Stock owned by them in the aggregate immediately prior to consummation of the Conversion (as adjusted to reflect the dividends previously waived by the Mutual Holding Company), before giving effect to (a) the payment of cash in lieu of issuing fractional Exchange Shares, (b) any shares of Conversion Stock purchased by Ponchatoula's stockholders in the Offerings, and (c) any exercise of dissenters' rights.

      Because the Mutual Holding Company has previously waived dividends declared by Ponchatoula and paid to the Public Stockholders, for purposes of the Conversion the respective percentage ownership interests of the Mutual Holding Company and the Public Stockholders were adjusted to reflect the waived dividends. As a result, the Mutual Holding Company's percentage interest increased from 75.2% to 76.06%, and the aggregate percentage interest of the Public Stockholders decreased from 24.8% to 23.94%. These ownership interests will be adjusted immediately prior to consummation of the Conversion to reflect additional dividends waived by the Mutual Holding Company.

      In addition to the Exchange Shares to be issued to the Public Stockholders pursuant to the Exchange, the Company is offering shares of Conversion Stock in the Offerings as part of the Conversion. See "- The Offerings" below and "The Conversion - The Offerings."

      Under OTS regulations, Public Stockholders of Ponchatoula have dissenters' rights of appraisal in connection with the Conversion. Holders of Ponchatoula Common Stock who elect to exercise such rights must carefully satisfy certain requirements as described under "The Conversion - Dissenters' Rights of Appraisal," in which event the holders of such shares ("Dissenting Shares") will receive cash for their shares rather than Exchange Shares. Because the Board of Directors of Ponchatoula recommends that Public Stockholders vote in favor of the Conversion, the Board of Directors does not recommend that Public Stockholders exercise dissenters' rights.

      The following diagram outlines the current organizational structure of the parties' ownership interests:

-----------------------------------          -----------------------------------

 Homestead Mutual Holding Company               Holders of Public Ponchatoula
                                                           Shares

-----------------------------------          -----------------------------------
                   |                                         |
                   |  75.2%                                  |  24.8%
                   |                                         |
                   |-----------------------------------------|

                       Ponchatoula Homestead Savings, F.A.

                    -----------------------------------------
                                       |
                                       |  100%
                                       |
                    -----------------------------------------

                             Homestead Bancorp, Inc.

                    -----------------------------------------
                                       |
                                       |  100%
                                       |
                   -----------------------------------------

                             Interim (to be formed)

                    -----------------------------------------

      The following diagram reflects the resulting structure of the parties upon consummation of the Conversion, including (i) the merger of the Mutual Holding Company (following its conversion into an interim federal stock savings institution) with and into Ponchatoula, (ii) the merger of Interim with and into Ponchatoula, pursuant to which the Public Ponchatoula Shares will be converted into Exchange Shares, and (iii) the offering of Conversion Stock. The aggregate percentage interest of the holders of Public Ponchatoula Shares was decreased from 24.8% to 23.94% to reflect the dividends that were previously paid to the Public Stockholders but waived by the Mutual Holding Company. The diagram assumes that there are no fractional Exchange Shares and does not give effect to (i) purchases of Conversion Stock by holders of Public Ponchatoula Shares,
(ii) the exercise of outstanding stock options, or (iii) any exercise of dissenters' rights.


-------------------------------------          ---------------------------------

   Purchasers of Conversion Stock                      Holders of Public
                                                      Ponchatoula Shares
-------------------------------------          ---------------------------------
                          |                             |
                  76.06%  |                             |  23.94%
            --------------------------------------------------------

                             Homestead Bancorp, Inc.

            --------------------------------------------------------
                                       |
                                       |  100%
            --------------------------------------------------------

                       Ponchatoula Homestead Savings, F.A.

            --------------------------------------------------------


      Pursuant to OTS regulations, consummation of the Conversion is conditioned upon the approval of the Plan by the OTS, as well as (1) the approval of the holders of at least a majority of the total number of votes eligible to be cast by the members of the Mutual Holding Company ("Members") as of the close of business on May 4, 1998 (the "Voting Record Date") at a special meeting of Members called for the purpose of submitting the Plan for approval (the "Members' Meeting"), and (2) the approval of the holders of at least two-thirds of the outstanding shares of Ponchatoula Common Stock held by the Mutual Holding Company and the Public Stockholders (collectively, the "Stockholders"), as of the Voting Record Date at a special meeting of Stockholders called for the purpose of considering the Plan (the "Stockholders' Meeting"). The Mutual Holding Company intends to vote its shares of Ponchatoula Common Stock, which amount to 75.2% of the outstanding shares, in favor of the Plan at the Stockholders' Meeting. In addition, the Primary Parties have conditioned the consummation of the Conversion on the approval of the Plan by at least a majority of the votes cast, in person or by proxy, by the Public Stockholders at the Stockholders' Meeting.


Purposes of the Conversion

      A principal purpose of the Conversion is to structure the Company in a form used by most other holding companies of savings institutions and commercial banks and most other business entities, which, with the increased capital resulting from the Offerings, will support the future expansion of operations of Ponchatoula, as well as possible diversification into other banking-related businesses and for other business or investment purposes. Although there are no current arrangements, understandings or agreements regarding such opportunities, the Company will be in a position after the Conversion, subject to regulatory limitations and the Company's financial position, to take advantage of any additional opportunities for such expansion that may arise in the future.

      The Offerings will also result in more shares of Common Stock outstanding, which should result in a more active and liquid market for the Common Stock than currently exists for the Ponchatoula Common Stock, although there can be no assurances that this will be the case. See "Risk Factors - Market for Common Stock."

      If Ponchatoula had undertaken a standard conversion involving the formation of a stock holding company in 1994, applicable OTS regulations would have required a greater amount of common stock to be sold than the $1.2 million of net proceeds raised in the MHC Reorganization. Management of Ponchatoula believed that it may have been difficult to prudently invest in a timely manner the larger amount of capital that would have been raised in a standard conversion, when compared to the net proceeds raised in connection with the MHC Reorganization. A standard conversion in 1994 also would have immediately eliminated all aspects of the mutual form of organization.

      The Offerings will further increase the capital of the Company and Ponchatoula and provide them with additional flexibility to grow and increase net income.

      In light of the foregoing, the Boards of Directors of Ponchatoula and the Mutual Holding Company believe that the Conversion is in the best interests of such companies and their respective Stockholders and Members. See "The Conversion."

The Offerings


      Pursuant to the Plan and in connection with the Conversion, the Company is offering up to 977,500 shares of Conversion Stock in the Offerings, which may be increased to up to 1,124,125 shares of Conversion Stock if the Estimated Valuation Range is increased by up to 15%. Conversion Stock is first being offered in the Subscription Offering with nontransferable subscription rights being granted, in the following order of priority, to (i) depositors of Ponchatoula with account balances of $50.00 or more as of the close of business on December 31, 1996 ("Eligible Account Holders"); (ii) the ESOP; (iii) depositors of Ponchatoula with account balances of $50.00 or more as of the close of business on March 31, 1998 ("Supplemental Eligible Account Holders");
(iv) depositors of Ponchatoula as of the Voting Record Date, May 4, 1998 (other than Eligible Account Holders and Supplemental Eligible Account Holders) ("Other Members"); (v) directors, officers and employees of the Mutual Holding Company and Ponchatoula; and (vi) Public Stockholders. Subscription rights will expire if not exercised by noon, Central Time, on June 23, 1998, unless extended.


      Subject to the prior rights of holders of subscription rights, Conversion Stock not subscribed for in the Subscription Offering is being offered in the Community Offering to certain members of the general public to whom a copy of this Prospectus is delivered, with preference given to natural persons residing in Tangipahoa Parish, Louisiana. It is anticipated that shares not subscribed for in the Subscription and Community Offerings will be offered to certain members of the general public in a Syndicated Community Offering. The Primary Parties reserve the absolute right to reject or accept any orders in the Community Offering or the Syndicated Community Offering, in whole or in part, either at the time of receipt of an order or as soon as practicable following the Expiration Date.

      The Primary Parties have retained Trident as a consultant and advisor in connection with the Offerings and to assist in soliciting subscriptions in the Offerings. See "The Conversion - The Offerings - Subscription Offering," "- Community Offering," "- Syndicated Community Offering" and "- Marketing Arrangements."

Restrictions on Transfer of Subscription Rights

      Prior to the completion of the Conversion, no person may transfer or enter into any agreement or understanding to transfer the legal or beneficial ownership of the subscription rights issued under the Plan or the shares of Common Stock to be issued upon their exercise. Each person exercising subscription rights will be required to certify that the purchase of Common Stock is solely for the purchaser's own account and that there is no agreement or understanding regarding the sale or transfer of such shares. See "The Conversion - Restrictions on Transfer of Subscription Rights and Shares." Subscription rights are nontransferable and persons found to be attempting to transfer subscription rights will be subject to the forfeiture of such rights and possible further sanctions and penalties imposed by the OTS. The Company and Ponchatoula intend to pursue any and all legal and equitable remedies in the event they become aware of the transfer of subscription rights and will not honor orders known by them to involve the transfer of such rights.

Purchase Limitations


      With the exception of the ESOP, which intends to purchase up to an aggregate of 8% of the number of shares of Conversion Stock to be issued in the Offerings, no Eligible Account Holder, Supplemental Eligible Account Holder, Other Member, director, officer or employee or Public Stockholder may purchase in their capacity as such in the Subscription Offering more than 1% of the Conversion Stock sold in the Offerings (9,775 shares of Conversion Stock at the maximum of the Estimated Valuation Range); no person may purchase in each of the Community Offering and any Syndicated Community Offering more than 1% of the Conversion Stock; and no person, together with associates of or persons acting in concert with such person, may purchase in the Offerings more than the number of shares of Conversion Stock that when combined with Exchange Shares received by such person, together with associates of and persons acting in concert with such person, aggregate more than 3% of the total number of shares of Common Stock issued in the Conversion (28,497 shares and 38,555 shares at the minimum and maximum of the Estimated Valuation Range, respectively). At any time during the Offerings, and without further approval by the Members or the Stockholders, the Primary Parties may in their sole discretion decrease or increase any of the purchase limitations up to 5% of the Common Stock issued in the Conversion. Under certain circumstances, certain subscribers may be resolicited in the event of such an increase. The minimum purchase is 25 shares. See "The Conversion - Limitations on Conversion Stock Purchases." In the event of an oversubscription, shares will be allocated in accordance with the Plan, as described under "The Conversion - The Offerings - Subscription Offering" and "- Community Offering." Because the overall purchase limitation contained in the Plan of Conversion includes Exchange Shares to be issued to Public Stockholders for their Public Ponchatoula Shares, certain holders of Public Ponchatoula Shares may be limited in their ability to purchase Conversion Stock in the Offerings.

      The term "acting in concert" means (i) knowing participation in a joint activity or interdependent conscious parallel action towards a common goal whether or not pursuant to an express agreement; or (ii) a combination or pooling of voting or other interests in the securities of an issuer for a common purpose pursuant to any contract, understanding, relationship, agreement or other arrangement, whether written or otherwise. The Company and Ponchatoula may presume that certain persons are acting in concert based upon, among other things, joint account relationships and the fact that such persons have filed joint Schedule 13Ds with the Securities and Exchange Commission ("SEC") with respect to other companies. The term "associate" of a person is defined in the Plan of Conversion to mean (i) any corporation or organization (other than the Mutual Holding Company, Ponchatoula or a majority-owned subsidiary of Ponchatoula or the Company) of which such person is a director, officer or partner or is, directly or indirectly, the beneficial owner of 10% or more of any class of equity securities; (ii) any trust or other estate in which such person has a substantial beneficial interest or as to which such person serves as trustee or in a similar fiduciary capacity (excluding tax-qualified employee benefit plans of the Company or Ponchatoula); and (iii) any relative or spouse of such person, or any relative of such spouse, who either has the same home as such person or who is a director or officer of the Company or Ponchatoula or any of their subsidiaries. In addition, joint account relationships and common addresses will be taken into account in applying the maximum purchase limitations.


Stock Pricing, Exchange Ratio and Number of Shares to be Issued in the
Conversion

      Federal regulations require the aggregate purchase price of the Conversion Stock to be consistent with RP Financial's pro forma appraisal of Ponchatoula and the Mutual Holding Company, which was $11,175,390 as of

March 20, 1998. The holders of the Public Ponchatoula Shares will continue to hold the same aggregate percentage ownership interest in the Company as they held in Ponchatoula as adjusted to reflect the dividends waived by the Mutual Holding Company and before giving effect to any shares of Common Stock purchased by Ponchatoula's stockholders in the Offerings, the payment of cash in lieu of issuing fractional Exchange Shares and any Dissenting Shares . As a result, the Appraisal was multiplied by the Mutual Holding Company's adjusted percentage interest in Ponchatoula, which corresponds with the amount of Conversion Stock to be sold in the Offerings (i.e., 76.06%), to determine the midpoint of the Estimated Valuation Range, which was $8,500,000. In accordance with OTS regulations, the minimum and maximum of the Estimated Valuation Range were set at 15% below and above the midpoint, respectively, resulting in an offering range for the Conversion Stock of $7,225,000 to $9,775,000. The full text of the appraisal report of RP Financial describes the procedures followed, the assumptions made, limitations on the review undertaken and matters considered. The appraisal report has been filed as an exhibit to the Registration Statement and Application for Conversion of which this Prospectus is a part, and is available in the manner set forth under "Additional Information." This appraisal of the Conversion Stock is not intended and should not be construed as a recommendation of any kind as to the advisability of purchasing such stock.

      All shares of Conversion Stock will be sold at the Purchase Price of $10.00 per share, which was established by the Boards of Directors of the Primary Parties. The actual number of shares to be issued in the Offerings will be determined by the Primary Parties based upon the final updated valuation of the estimated pro forma market value of the Conversion Stock at the completion of the Offerings. The number of shares of Conversion Stock to be issued is expected to range from a minimum of 722,500 shares to a maximum of 977,500 shares. Subject to approval of the OTS, the Estimated Valuation Range may be increased or decreased to reflect market and economic conditions prior to the completion of the Offerings, and under such circumstances the Primary Parties may increase or decrease the number of shares of Conversion Stock. No resolicitation of subscribers will be made and subscribers will not be permitted to modify or cancel their subscriptions unless (i) the gross proceeds from the sale of the Conversion Stock are less than the minimum or more than 15% above the maximum of the current Estimated Valuation Range or (ii) the Offerings are extended beyond August 7, 1998. Any increase or decrease in the number of shares of Conversion Stock will result in a corresponding change in the number of Exchange Shares, so that upon consummation of the Conversion, the Conversion Stock and the Exchange Shares will represent approximately 76.06% and 23.94%, respectively, of the Company's total outstanding shares (excluding cash in lieu of fractional Exchange Shares as well as any Dissenting Shares). See "Pro Forma Data," "Risk Factors - Possible Dilutive Effect of Issuance of Additional Shares" and "The Conversion - Stock Pricing, Exchange Ratio and Number of Shares to be Issued."


      Based on the 150,105 Public Ponchatoula Shares outstanding at March 31, 1998, and assuming a minimum of 722,500 and a maximum of 977,500 shares of Conversion Stock are issued in the Offerings, the Exchange Ratio is expected to range from approximately 1.51499 Exchange Shares to 2.04970 Exchange Shares for each Public Ponchatoula Share outstanding immediately prior to the consummation of the Conversion. The Exchange Ratio will be affected if any stock options to purchase shares of Ponchatoula Common Stock are exercised after March 31, 1998 and prior to consummation of the Conversion. If any of such stock options are outstanding immediately prior to consummation of the Conversion, they will be converted into options to purchase shares of Common Stock, with the number of shares subject to the option and the exercise price per share to be adjusted based upon the Exchange Ratio so that the aggregate exercise price remains unchanged, and with the duration of the option remaining unchanged. At March 31, 1998, there were options to purchase 13,643 shares of Ponchatoula Common Stock outstanding, all of which had an exercise price of $10.00 per share, and Ponchatoula has no plans to grant additional stock options prior to the consummation of the Conversion.


      The following table sets forth, based upon the minimum, midpoint, maximum and 15% above the maximum of the Estimated Valuation Range, the following: (i) the total number of shares of Conversion Stock and Exchange Shares to be issued in the Conversion, (ii) the percentage of the total Common Stock represented by the Conversion Stock and the Exchange Shares, and (iii) the Exchange Ratio. The table assumes that there are no Dissenting Shares or fractional Exchange Shares.

                       Conversion Stock to Be      Exchange Shares
                             Issued(1)              to be Issued(1)  Total Shares of
                      -----------------------    ------------------  Common Stock to     Exchange
                        Amount      Percent       Amount    Percent  be Outstanding(1)   Ratio(1)
                      ---------     --------     -------    -------  -----------------  ---------
Minimum                 722,500      76.06%      227,408     23.94%       949,908        1.51499
Midpoint                850,000      76.06       267,539     23.94      1,117,539        1.78235
Maximum                 977,500      76.06       307,670     23.94      1,285,170        2.04970
15% above maximum     1,124,125      76.06       353,820     23.94      1,477,945        2.35715


----------
(1) Assumes that outstanding options to purchase 13,643 shares of Ponchatoula Common Stock at March 31, 1998 are not exercised prior to consummation of the Conversion. Ponchatoula's directors and executive officers currently do not expect to exercise their stock options prior to consummation of the Conversion .


      The final Exchange Ratio will be determined based upon the number of shares issued in the Offerings in order to maintain the Public Stockholders' adjusted 23.94% ownership interest in Ponchatoula and will not be based upon the market value of the Public Ponchatoula Shares. As an example of the Exchange Ratio, at the minimum, midpoint and maximum of the Estimated Valuation Range, 1,000 Public Ponchatoula Shares will be exchanged for 1,514, 1,782 and 2,049 whole shares of Common Stock, respectively, plus cash in lieu of any fractional share at the rate of $10.00 per whole share (which shares and cash have a calculated equivalent estimated value of $15,149.90, $17,823.50 and $20,497.70 based on the $10.00 Purchase Price of a share of Common Stock in the Offerings and the aforementioned Exchange Ratios). However, there can be no assurance as to the actual market value of a share of Common Stock after the Conversion or that such shares could be sold at or above the $10.00 Purchase Price.





Benefits of Conversion to Directors and Officers


      Stock Option and Recognition Plans. The Company intends to adopt certain stock benefit plans for the benefit of directors, officers and employees of the Company and Ponchatoula and to submit such plans to stockholders for approval at an annual or special meeting of stockholders of the Company to be held at least six months following the consummation of the Conversion. The proposed benefit plans are as follows: (i) a 1998 Stock Option Plan, pursuant to which a number of authorized but unissued shares of Common Stock equal to 10% of the Conversion Stock to be sold in the Offerings (97,750 shares at the maximum of the Estimated Valuation Range) will be reserved for issuance pursuant to stock options and stock appreciation rights to directors, officers and employees; and (ii) a 1998 Management Recognition Plan and Trust Agreement (the "1998 Recognition Plan"), which will, following the receipt of stockholder approval, purchase a number of shares of Common Stock, with funds contributed by the Company, either from the Company or in the open market equal to 4% of the Conversion Stock to be sold in the Offerings (39,100 shares at the maximum of the Estimated Valuation Range) for distribution to directors, officers and employees. For stock option and restricted stock plans implemented within one year following the Conversion, current OTS regulations provide that individual members of management may receive a maximum of 25% of the shares granted pursuant to any stock option or non-tax qualified stock benefit plan and directors who are not employees may receive a maximum of 5% of such stock (or stock options) individually and a maximum of 30% in the aggregate under any such plan. In the event that the 1998 Recognition Plan purchases shares of Common Stock in the open market with funds contributed by the Company, the cost of such shares initially will be deducted from the Company's stockholders' equity, but the number of outstanding shares of Common Stock will not increase and stockholders accordingly will not experience dilution of their ownership interest. In the event that the 1998 Recognition Plan purchases shares of Common Stock from the Company with funds contributed by the Company, total shareholders' equity would neither increase nor decrease, but under such circumstances stockholders would experience dilution of their ownership interests (by 3.0% at the maximum of the Estimated Valuation Range) and per share stockholders' equity and per share net earnings would decrease as a result of an increase in the number of outstanding shares of Common Stock. In either case, the Company will incur operating expense and increases in stockholders' equity as the shares held by the 1998 Recognition Plan are granted and issued in accordance with the terms thereof. For a presentation of the effects of anticipated purchases of Common Stock by the 1998 Recognition Plan, see "Pro Forma Data."


      Although no specific award determinations have been made, upon receipt of stockholder approval of the 1998 Stock Option Plan, the Company anticipates granting stock options for shares of Common Stock to directors, executive officers and other key personnel. A total of 70% of the Common Stock to be reserved for issuance pursuant to the 1998 Stock Option Plan will be available for the grant of stock options to executive officers and key employees of Ponchatoula. The 1998 Stock Option Plan will be administered by a committee of two or more non-employee members of the Board of Directors of the Company within the meaning of Rule 16b-3 under the Securities Exchange Act of 1934, as amended ("Exchange Act"). In addition, pursuant to the 1998 Stock Option Plan, 30% of the shares of Common Stock to be reserved for issuance pursuant to the 1998 Stock Option Plan will be available for the grant of compensatory stock options to outside directors of the Company. All of the stock options will be granted at no cost to the recipients, although the recipients will be required to pay the applicable exercise price at the time of exercise in order to receive the underlying shares of Common Stock. Following receipt of stockholder approval of the 1998 Recognition Plan, the Company intends to award shares of Common Stock pursuant to such plan to certain directors, officers and employees at no cost to the recipients. See "Management - New Stock Benefit Plans" and "Risk Factors - Possible Dilutive Effect of Issuance of Additional Shares."

      ** 6 The foregoing plans are in addition to a 1996 Stock Option Plan and a 1996 Management Recognition Plan which were adopted by Ponchatoula following the MHC Reorganization and subsequently approved by the stockholders of Ponchatoula. These plans will continue in existence after the Conversion as plans of the Company, with appropriate changes to reflect the Exchange Ratio. See "Management
- Existing Stock Options" and "The Conversion - Effects of the Conversion - Effect on Existing Compensation Plans."

      ESOP. The Company's ESOP intends to purchase 8% of the Conversion Stock to be sold in the Offerings (78,200 shares or $782,000 of Conversion Stock at the maximum of the Estimated Valuation Range) with a loan funded by the Company. See "Use of Proceeds." In the event that the total number of shares of Conversion Stock sold in the Offerings is increased to an amount greater than the number of shares representing the maximum of the Estimated Valuation Range, the ESOP will have a priority right to purchase such increased number up to an aggregate of 8% of the Conversion Stock. See "Management - New Stock Benefit Plans - Employee Stock Ownership Plan" and "The Conversion - The Offerings - Subscription Offering."

      Pro Forma Effects. For presentations of the pro forma effects of the 1998 Recognition Plan and the ESOP on the net income of the Company (which was estimated to aggregate $.08 per share during the year ended December 31, 1997 at the midpoint of the Estimated Valuation Range) and its stockholders' equity, see "Capitalization" and "Pro Forma Data."

* 6
Employment Agreements. Upon consummation of the Conversion, the Company and Ponchatoula intend to enter into three-year employment agreements with Mr. Caldwell and Ms. Theriot, and each of the officers are presently expected to have an initial annual salary of less than $100,000. If the employment of such officers is terminated as a result of a change in control of the Company, Mr. Caldwell and Ms. Theriot would each be entitled to a cash severance amount equal to three times his or her average annual compensation over the most recent five taxable years. At least 30 days prior to each annual anniversary date of the employment agreement, the Boards of Directors of the Company and Ponchatoula shall determine whether or not to extend the term of the agreements for an additional one year. See "Management - Employment Agreements."

Prospectus Delivery and Procedure for Purchasing Shares

      To ensure that each purchaser receives a Prospectus at least 48 hours prior to the Expiration Date in accordance with Rule 15c2-8 of the Exchange Act, no Prospectus will be mailed any later than five days prior to such date or hand delivered any later than two days prior to such date. Execution of the order form will confirm receipt or delivery of the Prospectus in accordance with Rule 15c2-8. Order forms will only be distributed with a Prospectus.


      The Primary Parties will accept for processing only orders submitted on original order forms. Copies of order forms , order forms unaccompanied by an executed certification form, payments from other private third parties and wire transfers will not be accepted. Payment by check, money order, cash or debit authorization to an existing account at Ponchatoula must accompany the order form.

      In order to ensure that Eligible Account Holders, Supplemental Eligible Account Holders and Other Members are properly identified as to their stock purchase priorities, depositors as of the close of business on the Eligibility Record Date (December 31, 1996) or the Supplemental Eligibility Record Date (March 31, 1998), and/or depositors as of the close of business on the Voting Record Date, May 4, 1998, must list all accounts on the stock order form giving all names on each account and the account numbers. See "The Conversion - Procedure for Purchasing Shares in the Offerings."


Use of Proceeds

      Net proceeds from the sale of the Conversion Stock are estimated to be between $6.8 million and $9.3 million ($10.8 million assuming an increase in the Estimated Valuation Range by 15%). See "Pro Forma Data." The Company plans to contribute to Ponchatoula 50% of the net proceeds from the Offerings and retain the remainder of the net proceeds. The Company intends to use a portion of the net proceeds retained by it to make a loan directly to the ESOP to enable the ESOP to purchase 8% of the Conversion Stock. The amount of the loan is expected to be between $578,000 and $782,000 at the minimum and maximum of the Estimated Valuation Range, respectively. It is anticipated that the loan to the ESOP will have a term of not less than ten years and a fixed interest rate at the prime rate as of the date of the loan. See "Management - New Stock Benefit Plans - Employee Stock Ownership Plan." Funds retained by the Company may be used to support the future expansion of operations or diversification into other banking-related businesses and for other business or investment purposes, including the opening or acquisition of other branch offices. There are no current plans, arrangements, understandings or agreements regarding such diversification or acquisitions. Subject to applicable limitations and then-existing circumstances, such funds also may be used in the future to repurchase shares of Common Stock. See "The Conversion - Certain Restrictions on Purchases or Transfer of Shares after the Conversion." Funds contributed to Ponchatoula from the Company will be used for general business purposes. The proceeds will be used to support Ponchatoula's lending and investment activities and thereby enhance Ponchatoula's capabilities to serve the borrowing and other financial needs of the communities it serves. See "Use of Proceeds."

Dividend Policy

      Following consummation of the Conversion, the Board of Directors of the Company intends to declare cash dividends on the Common Stock at an initial quarterly rate equal to $.05 per share, commencing with the first full quarter following consummation of the Conversion. Declarations of dividends by the Company's Board of Directors will depend upon a number of factors, including the amount of the net proceeds from the Offerings retained by the Company, investment opportunities available to the Company or Ponchatoula, capital requirements, regulatory limitations, the Company's and Ponchatoula's financial condition and results of operations, tax considerations and general economic conditions. Consequently, there can be no assurance that dividends will in fact be paid on the Common Stock or that, if paid, such dividends will not be reduced or eliminated in future periods. Ponchatoula intends to continue to pay regular quarterly dividends through either the date of consummation of the Conversion

(on a pro rata basis) or the end of the fiscal quarter during which the consummation of the Conversion occurs. See "Dividend Policy."

Risk Factors

      See "Risk Factors" for a discussion of certain factors that should be considered by prospective investors.

                             SELECTED FINANCIAL DATA
                  (Dollars in Thousands, except per share data)

      The following selected financial and other data of Ponchatoula does not purport to be complete and is qualified in its entirety by reference to the more detailed financial information contained elsewhere herein.

                                                      December 31,
                                   -----------------------------------------------
Selected Financial                   1997      1996      1995      1994      1993
                                   -------   -------   -------   -------   -------
Condition and Other Data:
Total assets                       $59,580   $60,691   $56,876   $50,146   $49,740
Cash and cash equivalents(1)         1,254     1,298     2,244       920     3,388
Securities available for sale       16,866    18,871    19,207    17,671        --
Securities held to maturity         10,301    10,254     6,259     3,114    15,048
Loans held for sale                  1,414     2,290     1,766     1,275     2,588
Loans and leases receivable, net    28,069    26,150    25,860    25,471    27,427
Real estate owned, net                  --       141        --        63       299
Deposits                            42,111    44,427    44,889    41,961    45,913
 Stockholders' equity                5,735     5,443     5,484     4,779     3,697
Full service offices                     2         2         2         2         2

                                                          Year Ended December 31,
                                           ---------------------------------------------------
                                              1997       1996      1995       1994       1993
                                           -------    -------   -------    -------    -------
Selected Operating Data:
Total interest income                      $ 4,247    $ 4,276   $ 3,988    $ 3,147    $ 3,343
Total interest expense                       2,515      2,591     2,342      1,518      1,799
                                           -------    -------   -------    -------    -------
  Net interest income                        1,732      1,685     1,646      1,629      1,544
Provision for (recovery of)
  loan and lease losses                        (16)         3        (6)        (7)        (4)
                                           -------    -------   -------    -------    -------
Net interest income after provision for
  (recovery of) losses                       1,748      1,682     1,652      1,636      1,548
Noninterest income                             373        434       378        417        695
Noninterest expenses                         1,620      1,910     1,571      1,423      1,567
                                           -------    -------   -------    -------    -------
Income before provision for income taxes       501        206       459        630        676
Income taxes                                   185         60       150        184        218
                                           -------    -------   -------    -------    -------
Net income                                 $   316    $   146   $   309    $   446    $   458
                                           =======    =======   =======    =======    =======
Fully diluted earnings per share           $   .51    $   .23   $   .51    $   .74        N/A
                                           =======    =======   =======    =======    =======
Cash dividends declared per share          $   .70    $   .51   $   .40    $   .10        N/A
                                           =======    =======   =======    =======    =======

                                                      At or For the Year Ended December 31,
                                              ---------------------------------------------------
                                                1997       1996       1995       1994       1993
                                              -------    -------    -------    -------    -------
Selected Ratios (3):
Return on average assets                          .53%       .25%       .57%       .92%       .91%
Return on average equity                         5.67       2.63       5.85      11.04      13.28
Average equity to average assets                 9.40       9.50       9.78       8.29       6.82
Equity to assets at end of period                9.63       8.97       9.64       9.53       7.43
Interest rate spread(4)                          2.65       2.54       2.73       3.20       2.92
Net interest margin(4)                           3.00       2.95       3.12       3.43       3.12
Non-performing loans and leases to total
  loans and leases at end of period(5)            .55       1.38       1.66       2.60       4.12
Non-performing assets to total assets at
  end of period(5)                                .29        .83        .76       1.53       3.09
Average interest-earning assets to
  average interest-bearing liabilities         108.26     109.01     108.75     107.02     105.38
Net interest income after provision for
  (recovery of) loan and lease losses to
  total noninterest expenses                   107.90      88.06     105.16     114.97      98.79
Noninterest expenses to average total
 assets                                          2.73       3.27       2.91       2.92       3.10
Dividend payout ratio(6)                       134.49     211.64      77.67      13.45        N/A

-------------

(1) Includes cash and due from banks as well as interest-bearing deposits in other institutions.
(2)   The per share amounts do not reflect the Conversion or the Exchange Ratio.
(3) With the exception of end of period ratios, all ratios are based on average monthly balances during 1997, 1996 and 1995 and average quarterly balances during the prior years.
(4) Interest rate spread represents the difference between the average yield on interest-earning assets and the average rate on interest-bearing liabilities. Net interest margin represents net interest income as a percentage of average interest-earning assets.
(5) Non-performing loans and leases consist of non-accrual loans and leases, and non-performing assets consist of non-performing loans and leases and real estate acquired by foreclosure or deed-in lieu thereof.
(6) Ratio based upon total dividends declared, including dividends waived by the Mutual Holding Company.

                         SUMMARY OF RECENT DEVELOPMENTS
                  (Dollars in Thousands, except per share data)

      The following selected financial and other data of Ponchatoula does not purport to be complete and is qualified in its entirety by reference to the more detailed financial information contained elsewhere herein.


                                                      March 31,   December 31,   March 31,
                                                       1998(1)        1997        1997(1)
                                                       -------    ------------   ---------
Selected Financial
Condition and Other Data:
Total assets                                           $61,487      $59,580      $59,757
Cash and cash equivalents(2)                               579        1,254          218
Securities available for sale                           16,368       16,866       18,409
 Securities held to maturity                             9,977       10,301        9,659
Loans held for sale                                      2,186        1,414        1,182
Loans and leases receivable, net                        29,637       28,069       26,634
Real estate owned, net                                      --           --          201
Deposits                                                41,382       42,111       44,687
Stockholders' equity                                     5,884        5,735        5,487
 Full service offices                                        2            2            2


                                                          Three Months Ended
                                                               March 31,
                                                       ------------------------
                                                        1998(1)          1997(1)
                                                       -------          -------
Selected Operating Data:
Total interest income                                  $ 1,092          $ 1,033
Total interest expense                                     624              641
                                                       -------          -------
  Net interest income                                      468              392
Provision for (recovery of) loan
 and lease losses                                            1              (16)
                                                       -------          -------
  Net interest income after provision
    for (recovery of) losses                               467              408
Noninterest income                                         130               99
Noninterest expenses                                       403              350
                                                       -------          -------
Income before provision for income taxes                   194              157
Income taxes                                                66               54
                                                       -------          -------
Net income                                             $   128          $   103
                                                       =======          =======
Fully diluted earnings per share                       $   .21          $   .17
                                                       =======          =======
Cash dividends declared per share                      $   .20          $   .16
                                                       =======          =======

                                                          After for the Three
                                                         Months Ended March 31,
                                                       ------------------------
                                                       1998(1)           1997(1)
                                                       -------           -------
Selected Ratios (3):
Return on average assets                                  .87%              .68%
Return on average equity                                 8.45              7.19
Average equity to average assets                        10.25              9.49
Equity to assets at end of period                        9.57              9.18
Interest rate spread(4)                                  2.81              2.35
Net interest margin(4)                                   3.24              2.68
 Non-performing loans and leases to total
  loans and leases at end of period(5)                    .57               .89
Non-performing assets to total assets
  at end of period(5)                                     .27               .40
Average interest-earning assets to average
  interest-bearing liabilities                         109.90            107.69
Net interest income after provision for
 (recovery of) loan and lease losses to
 total noninterest expenses                            115.84            116.50
Noninterest expenses to average total assets             2.73              2.44
 Dividend payout ratio(6)                               94.53             94.18

----------
(1) In the opinion of management, financial information at March 31, 1998 and 1997 and for the three months ended March 31, 1998 and 1997 reflect all adjustments (consisting only of normal recurring accruals) which are necessary for a fair presentation of the information as of such dates and for such periods.
(2) Includes cash and due from banks as well as interest-bearing deposits in other institutions.
(3) With the exception of end of period ratios, all ratios are based on average monthly balances during the periods and are annualized where appropriate.
(4) Interest rate spread represents the difference between the average yield on interest-earning assets and the average rate on interest-bearing liabilities. Net interest margin represents net interest income as a percentage of average interest-earning assets.
(5) Non-performing loans and leases consist of non-accrual loans and leases, and non-performing assets consist of non-performing loans and leases and real estate acquired by foreclosure or deed-in lieu thereof.
(6) Ratio based upon total dividends declared, including dividends waived by the Mutual Holding Company.

Changes in Financial Condition


      At March 31, 1998, Ponchatoula's total assets, deposits and stockholders' equity amounted to $61.5 million, $41.4 million, and $5.9 million, respectively, compared to $59.8 million, $44.7 million and $5.5 million, respectively, at March 31, 1997. The increase in total assets of $1.7 million or 2.8% was due primarily to an increase of $3.0 million in the net loan and lease portfolio, combined with an increase of $1.0 million in loans held for sale, offset by a decrease of $2.0 million in securities available for sale. The increase of $1.0 million or 84.9% in loans held for sale was due to new loan originations exceeding new loan sales. The increase of $3.0 million or 11.3% in the net loan and lease portfolio was due to new loan originations exceeding loan payments and prepayments. Mortgage-backed securities available for sale decreased by $2.0 million or 11.1%, which is mainly due to the Association investing excess liquidity into loans which Ponchatoula has retained in its portfolio. The decrease in deposits of $3.3 million or 7.4% between March 31, 1997 and March 31, 1998 was due to a normal outflow of such liabilities into competing instruments, while the increase of $397,000 or 7.2% in stockholders' equity during such period was partially due to continued profitable operations, as well as an increase of $151,000 in the unrealized gain on securities available for sale.


Results of Operations

      Ponchatoula's net income increased by $25,000 or 24.3% in the first quarter of 1998 from the comparable 1997 quarter. This increase was due to increases of $76,000 or 19.4% in net interest income and $31,000 or 31.3% in noninterest income. These increases were partially offset by increases of $53,000 or 15.1% in noninterest expense and $12,000 or 22.2% in income tax expense, as well as the absence in 1998 of the $16,000 recovery of loan and lease losses in the 1997 quarter.

      The increase in net interest income resulted from a $59,000 or 5.7% increase in total interest income and a $17,000 or 2.7% decrease in total interest expense. The increased net interest income was due to an increase in the average interest rate spread to 2.81% for the March 31, 1998 quarter from 2.35% for the first quarter of 1997. The average yield on interest-earning assets increased to 7.55% in the 1998 quarter from 7.06% in the 1997 quarter primarily due to an increase in the average yield on Ponchatoula's adjustable-rate mortgage loans and mortgage-backed securities, which was partially offset by a lower yield on investment securities. The average rate on deposits decreased to 4.43% in the first quarter of 1998 from 4.57% in the comparable 1997 quarter.

      The increase in noninterest income in the first quarter of 1998 was primarily due to an increase in the volume of loans closed during the quarter. The increase in noninterest expense was attributable to increases of $28,000 in other noninterest expense, primarily due to the increased loan volume, and $18,000 in compensation expense.


      At March 31, 1998, Ponchatoula's tangible and core capital both amounted to $5.9 million or 9.53% of adjusted total assets of $61.5 million, and its risk-based capital amounted to $6.1 million or 22.97% of adjusted risk-weighted assets of $26.6 million. Ponchatoula was deemed to be a well-capitalized institution at March 31, 1998.

                                  RISK FACTORS

      The following risk factors, in addition to those discussed elsewhere in this Prospectus, should be carefully considered by investors in deciding whether to purchase the Common Stock offered hereby.

Potential Low Return on Equity Following the Conversion; Uncertainty as to Future Growth Opportunities

      At December 31, 1997, Ponchatoula's ratio of equity to assets was 9.6%. The Company's equity position will be significantly increased as a result of the Conversion. On a pro forma basis as of December 31, 1997, assuming the sale of Common Stock at the midpoint of the Estimated Valuation Range, the Company's ratio of equity to assets would be 20.3%. The Company's ability to leverage this capital will be significantly affected by industry competition for loans and deposits. The Company currently anticipates that it will take time to prudently deploy such capital. As a result, the Company's return on equity initially is expected to be below the industry average after the Conversion.

      In an effort to fully deploy post-Conversion capital, in addition to attempting to increase its loan and deposit growth, the Company may seek to expand its banking franchise by opening new branches. The Company's ability to expand by establishing new branch offices will be dependent on its ability to identify advantageous branch office locations and generate new deposits and loans from those locations that will create an acceptable level of return to the Company. There can be no assurance the Company will be able to generate internal growth or successfully integrate any new or acquired branches into the Company. Neither the Company nor Ponchatoula has any specific plans, arrangements or understandings regarding any such expansions or acquisitions at this time.


Absence of Market for the Common Stock

      ** 7 The Company has never issued capital stock (other than 100 shares issued to Ponchatoula, which will be cancelled upon consummation of the Conversion), and to date an active and liquid trading market has not developed for the 150,105 Public Ponchatoula Shares outstanding prior to the Offerings. The Company has applied to have its Common Stock quoted on the Nasdaq SmallCap System under the symbol "HSTD" upon completion of the Conversion and will seek to encourage and assist at least three market makers to make a market in its Common Stock. Trident has advised the Company that it intends to make a market in the Company's Common Stock. While the Company intends to seek commitments from broker-dealers to act as market makers, and anticipates that prior to the completion of the Conversion it will be able to obtain the commitment from at least two other broker-dealers to act as market makers for the Common Stock, there can be no assurance there will be three or more market makers for the Common Stock.

      ** 8 Making a market in securities involves maintaining bid and ask quotations and being able, as principal, to effect transactions in reasonable quantities at those quoted prices, subject to various securities laws and other regulatory requirements. The development of a public trading market depends upon the existence of willing buyers and sellers, the presence of which is not within the control of the Company, Ponchatoula, or any market maker. There can be no assurance that purchasers of the Common Stock will be able to sell their shares at or above the Purchase Price. The absence of a liquid and active trading market, or the discontinuance thereof, may have an adverse effect on both the price and the liquidity of the Common Stock. See "Market for Common Stock."


Potential Effects of Changes in Interest Rates and the Current Interest Rate Environment

      The operations of Ponchatoula are substantially dependent on its net interest income, which is the difference between the interest income earned on its interest-earning assets and the interest expense paid on its interest-bearing liabilities. Like most savings institutions, Ponchatoula's earnings are affected by changes in market interest rates, and other economic factors beyond its control. While Ponchatoula's average interest rate spread increased from 2.54% for 1996 to 2.65% for 1997, no assurance can be given that Ponchatoula's average interest rate spread will not decrease in future periods. The average interest rate decreased in 1996 from 2.73% in 1995, resulting in only a 2.4% increase in net interest income in 1996. Any future decrease in Ponchatoula's average interest rate spread could adversely affect Ponchatoula's net interest income. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Market Risk Analysis."



      If an institution's interest-earning assets have longer effective maturities than its interest-bearing liabilities, the yield on the institution's interest-earning assets generally will adjust more slowly than the cost of its interest-bearing liabilities and, as a result, the institution's net interest income generally would be adversely affected by material and prolonged increases in interest rates and positively affected by comparable declines in interest rates. Ponchatoula attempts to reduce the vulnerability of its operations to changes in interest rates by maintaining significant amounts of assets with relatively short terms and/or adjustable rates of interest. Based upon certain repricing assumptions, Ponchatoula's interest-bearing liabilities repricing or maturing within one year exceeded its interest-earning assets with similar characteristics by $2.3 million or 3.8% of total assets. Accordingly, an increase in interest rates generally would result in a decrease in Ponchatoula's average interest rate spread and net interest income. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Market Risk Analysis."


      In addition to affecting interest income and expense, changes in interest rates also can affect the value of Ponchatoula's interest-earning assets, which are comprised of fixed and adjustable-rate instruments, and the ability to realize gains from the sale of such assets. Generally, the value of fixed-rate instruments fluctuates inversely with changes in interest rates. At December 31, 1997, Ponchatoula had $16.9 million of investment and mortgage-backed securities available for sale ($2.6 million of which had fixed-rates of interest). Ponchatoula had $53,000 of net unrealized losses with respect to such securities, which were included as a separate component in Ponchatoula's total net worth, net of tax benefit, as of such date.


      The OTS has implemented an interest rate risk component into its risk-based capital rules, which is designed to calculate on a quarterly basis the extent to which the value of an institution's assets and liabilities would change if interest rates increase or decrease. If the net portfolio value of an institution would decline by more than 2% of the estimated market value of the institution's assets in the event of a 200 basis point increase or decrease in interest rates, then the institution is deemed to be subject to a greater than "normal" interest rate risk and must deduct from its capital 50% of the amount by which the decline in net portfolio value exceeds 2% of the estimated market value of the institution's assets, as of an effective date to be determined. As of December 31, 1997, if interest rates increased by 200 basis points, Ponchatoula's net portfolio value would decrease by $692,000, or 1.1% of the estimated portfolio value of Ponchatoula's assets, as calculated by the OTS. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Market Risk Analysis."


      Changes in interest rates also can affect the average life of loans and mortgage-related securities. Decreases in interest rates in recent periods have resulted in increased prepayments of loans and mortgage-backed securities, as borrowers refinanced to reduce borrowing costs. Under these circumstances, Ponchatoula is subject to reinvestment risk to the extent that it is not able to reinvest such prepayments at rates which are comparable to the rates on the maturing loans or securities. See "Business - Lending Activities."

      In addition, at December 31, 1997, Ponchatoula had $42.1 million of deposits, of which $28.6 million or 67.9% consisted of certificates of deposit maturing in one year or less. An increase in interest rates could result in a decline in deposits, a higher average cost of deposits, or both.


High Percentage of Assets in Mortgage-Backed Securities

      At December 31, 1997, Ponchatoula had $24.6 million of adjustable-rate mortgage-backed securities, representing 41.2% of its assets. Mortgage-backed securities generally yield less than the loans which underlie such securities. In 1997, the average yield on Ponchatoula's mortgage-backed securities was 6.24%, compared to an average yield of 8.55% on its loan and lease portfolio. The high percentage of assets in mortgage-backed securities adversely affects the average yield on Ponchatoula's total interest-earning assets.

      Despite the lower yields, Ponchatoula intends to maintain a high percentage of its assets in mortgage-backed securities. These securities offer nominal credit risk due to payment guarantees or credit enhancements, are an integral part of Ponchatoula's strategy of reducing its risk exposure to increases in interest rates, are more liquid than individual loans and may be used to collateralize Ponchatoula's FHLB advances.

Reduced Gains on Sales of Loans

      In 1997, 1996 and 1995, Ponchatoula's gain on sale of loans was $167,000, $240,000 and $210,000, respectively. During this period, Ponchatoula sold all of its newly-originated, 30-year fixed-rate mortgages into the secondary market. Commencing February 1998, Ponchatoula began retaining a portion of such originations, with the 30-year mortgages being matched with long-term FHLB advances. As a result of this recent change in policy, the amount of loans sold and the related gains on sales are expected to decline. It is anticipated that the average yield earned on the 30-year mortgages will exceed the average rate paid on the long-term FHLB advances, thus generating additional net interest income that will offset the lower gains on sales. However, there can be no assurance that additional net interest income will be generated or that it will be sufficient to offset the lower gains on sales of loans.

Risks Related to Consumer Loans

      At December 31, 1997, Ponchatoula had $7.2 million or 22.8% of its total loan and lease portfolio in consumer loans. These loans generally involve more risk than mortgage loans because of the type and nature of the collateral and, in certain cases, the absence of collateral. The consumer loan portfolio includes $1.1 million of unsecured loans and loans secured by personal property at December 31, 1997. For a further discussion of the risks associated with consumer loans, see "Business - Lending Activities - Consumer Loans." A total of $41,000 of consumer loans were delinquent 30 or more days at December 31, 1997. See "Business - Asset Quality - Delinquent Loans and Leases."

Risks Related to Commercial Real Estate Loans, Construction and Land Loans


      Commercial real estate, construction and land lending generally is considered to involve a higher degree of risk than single-family residential lending due to a variety of factors, including generally larger loan balances, the dependency on successful operation of the project for repayment, loan terms which often do not require full amortization of the loan over its term, and the need to successfully develop and/or sell the property. In addition, risk of loss on a construction loan is dependent largely upon the accuracy of the initial estimate of the property's value at completion of construction or development and the estimated cost (including interest) of construction. During the construction phase, a number of factors could result in delays and cost overruns. If the estimate of value proves to be inaccurate, Ponchatoula may be confronted, at or prior to the maturity of the loan, with a project, when completed, having a value which is insufficient to assure full repayment. Commercial real estate loans may involve large loan balances to single borrowers or groups of related borrowers, with the repayment of such loans typically dependent on the successful operations and income stream of the borrower. Such risks can be significantly affected by economic conditions. In addition, commercial real estate lending generally requires substantially greater oversight efforts compared to residential real estate lending. See "Business - Lending Activities - Commercial Real Estate and Land Loans." As of December 31, 1997, Ponchatoula had $3.2 million of construction loans, $521,000 of commercial real estate loans, and $126,000 of land loans, none of which were non-performing at December 31, 1997. These loans aggregated $3.9 million or 12.3% of Ponchatoula's total loan and lease portfolio at December 31, 1997. See "Business
- Asset Quality - Non-Performing Assets." For information on Ponchatoula's five largest loans or groups of loans to one borrower, all of which were performing in accordance with their terms at December 31, 1997, see "Business - Lending Activities - General."


Strong Competition Within Ponchatoula's Market Area

      Competition in the banking and financial services industry is intense. In its market area, Ponchatoula competes with commercial banks, savings institutions, mortgage brokerage firms, credit unions, finance companies, mutual funds, insurance companies, and brokerage and investment banking firms operating locally and elsewhere. Many of these competitors have substantially greater resources and lending limits than Ponchatoula and may offer certain services that Ponchatoula does not or cannot provide. The profitability of Ponchatoula depends upon its continued ability to successfully compete in its market area.

Geographic Concentration of Loans

      Ponchatoula's market area consists primarily of Tangipahoa and Livingston Parishes and, to a lesser extent, St. Helena Parish. Ponchatoula's real estate loans are primarily secured by properties located in its market area, and all of Ponchatoula's loans are primarily made to residents of its market area. Accordingly, the asset quality of Ponchatoula's loan portfolio is highly dependent upon the economy and the unemployment rate in its market area. No assurance can be given that downturns in the economy in Ponchatoula's market area may not adversely affect Ponchatoula's operations in the future.

Reliance on Key Officers

      Ponchatoula's executive officers consist of Lawrence C. Caldwell, Jr., President and Chief Executive Officer, and Barbara B. Theriot, Secretary and Treasury. These officers each have 14 years of experience with Ponchatoula. The loss of one or both of the executive officers could have an adverse effect on Ponchatoula, particularly the loss of the President and Chief Executive Officer. While the Company and Ponchatoula intend to enter into three-year employment agreements with Mr. Caldwell and Ms. Theriot upon consummation of the Conversion, the Company and Ponchatoula do not have and currently do not intend to obtain key-man life insurance policies on these officers.

Certain Anti-Takeover Provisions

      Provisions in the Company's Governing Instruments and Louisiana Law. Certain provisions of the Company's Articles of Incorporation and Bylaws, as well as certain provisions in Louisiana law, will assist the Company in maintaining its status as an independent publicly owned corporation. Provisions in the Company's Articles of Incorporation and Bylaws provide, among other things, (i) that the Board of Directors of the Company shall be divided into three classes; (ii) that special meetings of stockholders may only be called by the Board of Directors or the President of the Company or by holders of at least 50% of the outstanding Common Stock; (iii) that stockholders generally must provide the Company advance notice of stockholder proposals and nominations for director and provide certain specified related information; (iv) noncumulative voting for the election of directors; (v) for a period of five years following the Conversion, that no person may acquire more than 10% of the issued and outstanding shares of any class of equity security of the Company except under certain circumstances; (vi) the authority to issue shares of authorized but unissued Common Stock and preferred stock and to establish the terms of any one or more series of Preferred Stock, including voting rights; and (vii) supermajority voting requirements to remove directors without cause or to amend various provisions in the Articles of Incorporation or Bylaws. Provisions under Louisiana law applicable to the Company, among other things, establish certain uniform price provisions for certain business combinations and provide that persons who acquire more than 20% of the outstanding voting stock may not vote such shares unless the disinterested stockholders approve such shares having voting rights. The above provisions may discourage potential proxy contests and other potential takeover attempts, particularly those which have not been negotiated with the Board of Directors, and thus generally may serve to perpetuate current management. Based on the proposed purchases of directors and executive officers in the Conversion, the shares to be acquired by the ESOP, and the proposed purchase of shares by the Recognition Plan assuming stockholder approval is received, the directors and officers may be in a position to block certain transactions requiring a supermajority vote, even if a majority of the stockholders believe such transactions are in their best interest. See "Proposed Management Purchases" and "Restrictions on Acquisition of the Company and Ponchatoula."


      Voting Control of Officers and Directors. Directors and executive officers of the Company expect to purchase approximately 8.2% or 7.3% of the shares of Common Stock outstanding based upon the issuance of (i) the Exchange Shares and
(ii) shares of Conversion Stock at the minimum and the maximum of the Estimated Valuation

Range, respectively. See "Proposed Management Purchases." The directors who act as trustees of the ESOP are also expected to immediately control the voting of 8% of the shares of Conversion Stock issued in the Conversion through the ESOP, at least until an allocation has been made under the ESOP. Under the terms of the ESOP, after an allocation has been made, the unallocated shares will generally be voted by the trustees in the same proportion as the allocated shares are voted by the ESOP participants.


      The Company intends to seek stockholder approval of the Company's proposed 1998 Recognition Plan, which is a non-tax-qualified restricted stock plan for the benefit of directors, officers and employees of the Company and Ponchatoula. Assuming the receipt of stockholder approval, which stockholder approval cannot be obtained earlier than six months following the Conversion pursuant to OTS regulations, the Company expects to acquire Common Stock on behalf of the 1998 Recognition Plan in an amount equal to 4% of the Conversion Stock sold in the Offerings, or 28,900 shares and 39,100 shares at the minimum and maximum of the Estimated Valuation Range, respectively. These shares will be acquired either through open market purchases, if permissible, or from authorized but unissued Common Stock. Under the terms of the 1998 Recognition Plan, recipients of awards will be entitled to instruct the trustees of the 1998 Recognition Plan as to how the underlying shares should be voted, and the trustees will be entitled to vote all unallocated shares in their discretion. If the shares are purchased in the open market, directors and executive officers would have effective control over 11.3% or 10.4% of the Common Stock outstanding at such time based upon the issuance of the (i) Exchange Shares and (ii) shares of Conversion Stock at the minimum and the maximum of the Estimated Valuation Range, respectively, before giving effect to the potential exercise of any stock options by directors and officers of the Company and Ponchatoula, and shares held by the ESOP. If approved by stockholders at a meeting held no earlier than six months following the Conversion, the Company intends to reserve for future issuance pursuant to the 1998 Stock Option Plan a number of authorized shares of Common Stock equal to an aggregate of 10% of the Conversion Stock sold in the Offerings (97,750 shares, based on the issuance of the maximum 977,500 shares). See "Management - New Stock Benefit Plans." Management's potential voting control could, together with additional stockholder support, preclude or make more difficult takeover attempts that certain stockholders deem to be in their best interest and may tend to perpetuate existing management.


      Provisions of Stock Benefit Plans and Employment Agreements. The ESOP provides for accelerated vesting in the event of a change in control. In addition, upon consummation of the Conversion, the Company and Ponchatoula will enter into employment agreements with Ponchatoula's President and Chief Executive Officer and its Secretary and Treasurer, which agreements will provide for severance pay in the event of a change in control. These provisions may have the effect of increasing the cost of acquiring the Company, thereby discouraging future attempts to take over the Company or Ponchatoula. In addition, it is possible that the 1998 Stock Option Plan and the 1998 Recognition Plan may not be implemented until more than one year following completion of the Conversion, and, in such event, such plans could provide for accelerated vesting in the event of a change in control of the Company. See "Restrictions on Acquisition of the Company and Ponchatoula - Restrictions in the Company's Articles of Incorporation and Bylaws," "Management - New Stock Benefit Plans" and "Management - Employment Agreements."

Legislation Limiting Deduction of Bad Debt Reserves

      Under Section 593 of the Internal Revenue Code of 1986, as amended (the "Code"), until the first tax year beginning on or after January 1, 1996, savings institutions such as Ponchatoula generally were permitted to establish a tax reserve for bad debts and to make annual additions thereto, which additions, within specified limitations, could be deducted in arriving at their taxable income. Ponchatoula's deduction with respect to "qualifying loans" was computed using an amount based on Ponchatoula's actual loss experience (the "Experience Method") or a percentage equal to 8% of Ponchatoula's taxable income (the "PTI Method"). Under recently enacted legislation, the PTI Method was repealed. As a result, Ponchatoula is permitted to deduct only actual bad debts as they occur and cannot utilize the percentage of taxable income method to make additions to its bad debt reserves in the future to reduce its effective tax rate. In addition, Ponchatoula is required to recapture for tax purposes (i.e., take into income) over a six-year period commencing January 1, 1996, the excess of the balance of its bad debt reserves as of December 31,

1995 over the balance of such reserves as of December 31, 1987. Ponchatoula's excess amounted to $68,000 (for which deferred taxes have been provided). See "Taxation - Federal Taxation."

Regulatory Oversight and Legislation

      Ponchatoula is subject to extensive regulation, supervision and examination by the OTS, as its chartering authority, and by the FDIC as insurer of its deposits up to applicable limits. Ponchatoula is a member of the FHLB System and is subject to certain limited regulations promulgated by the Federal Reserve Board. As the holding company of Ponchatoula, the Company also will be subject to regulation and oversight by the OTS. Such regulation and supervision govern the activities in which an institution can engage and are intended primarily for the protection of the insurance fund and depositors. Regulatory authorities have been granted extensive discretion in connection with their supervisory and enforcement activities which are intended to strengthen the financial condition of the banking and thrift industries, including the imposition of restrictions on the operation of an institution, the classification of assets by the institution and the adequacy of an institution's allowance for loan losses. Any change in such regulation and oversight, whether by the OTS, the FDIC or Congress, could have a material impact on the Company, Ponchatoula and their respective operations. See "Regulation."

      On September 30, 1996, the Deposit Insurance Funds ("DIF") Act of 1996 was enacted into law. The DIF Act contemplates the development of a common charter for all federally chartered depository institutions and the abolition of separate charters for national banks and federal savings institutions. It is not known what form the common charter may take and what effect, if any, the adoption of a new charter would have on the financial condition or results of operations of Ponchatoula. See "Regulation - The Association."

      Legislation is proposed periodically providing for a comprehensive reform of the banking and thrift industries, and has included provisions that would (i) require federal savings institutions to convert to a national bank or a state-chartered bank or thrift, (ii) require all savings and loan holding companies to become bank holding companies, and (iii) abolish the OTS. It is uncertain when or if any of this type of legislation will be passed, and, if passed, in what form the legislation would be passed. As a result, management cannot accurately predict the possible impact of such legislation on Ponchatoula.


* 7

* 8


Possible Increase in Number of Shares Issued in the Conversion

      The number of shares to be sold in the Conversion may be increased as a result of an increase in the Estimated Valuation Range of up to 15% to reflect changes in market and financial conditions prior to completion of the Conversion or to fill the order of the ESOP. In the event that the Estimated Valuation Range is so increased, it is expected that the Company will issue up to 1,124,125 shares of Conversion Stock at the Purchase Price for an aggregate price of up to $11,241,250. An increase in the number of shares will decrease net income per share and stockholders' equity per share on a pro forma basis and will increase the Company's consolidated stockholders' equity and net income. Such an increase will also increase the Purchase Price as a percentage of pro forma stockholders' equity per share and net income per share.

      The ESOP currently intends to purchase 8% of the Conversion Stock sold in the Offerings. In the event that the number of shares to be sold in the Conversion are increased as a result of an increase in the Estimated Valuation Range, the ESOP shall have a first priority to purchase all shares of Conversion Stock sold in the Offerings in excess of 977,500 shares, up to a maximum of 8% of the total number of shares of Conversion Stock sold in the Offerings. See "Pro Forma Data" and "The Conversion - Stock Pricing, Exchange Ratio and Number of Shares to be Issued."

Possible Dilutive Effect of Issuance of Additional Shares

      If the 1998 Recognition Plan is approved by stockholders of the Company, the 1998 Recognition Plan intends to acquire an amount of Conversion Stock equal to 4% of the shares of Conversion Stock sold in the Offerings. If such shares are acquired at a per share price equal to the Purchase Price, the cost of such shares would be $391,000, assuming the Conversion Stock sold in the Offerings is equal to the maximum of the Estimated Valuation Range. Such shares of Common Stock may be acquired in the open market with funds provided by the Company, if permissible, or from authorized but unissued shares of Common Stock. In the event that the 1998 Recognition Plan acquires authorized but unissued shares of Common Stock from the Company, the interests of existing stockholders will be diluted. The issuance of authorized but unissued shares of Common Stock to such plan in an amount equal to 4% of the Conversion Stock sold in the Offerings would dilute the voting interests of existing stockholders by approximately 3.0%, and net income per share and stockholders' equity per share would be decreased by a corresponding amount. See "Pro Forma Data" and "Management - New Stock Benefit Plans - Recognition Plan."

      If the 1998 Stock Option Plan is approved by stockholders of the Company, the Company intends to reserve for future issuance pursuant to such plan a number of shares of Common Stock equal to an aggregate of 10% of the Conversion Stock sold in the Offerings (97,750 shares, based on the issuance of the maximum 977,500 shares). Such shares may be authorized but previously unissued shares, treasury shares or shares purchased by the Company in the open market or from private sources. If only authorized but previously unissued shares are used under such plan, the issuance of the total number of shares available under such plan would dilute the voting interests of existing stockholders by approximately 7.1%, and net income per share and stockholders' equity per share would be decreased by a corresponding amount. See "Pro Forma Data" and "Management - New Stock Benefit Plans - Stock Option Plan."





Increased Compensation Expense After the Conversion

      In November 1993, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position 93-6 entitled "Employers' Accounting for Employee Stock Ownership Plans" ("SOP 93-6"). SOP 93-6 requires an employer to record compensation expense in an amount equal to the fair value of shares committed to be released to employees from an employee stock ownership plan instead of an amount equal to the cost basis of such shares. If the shares of Common Stock appreciate in value over time, SOP 93-6 will result in increased compensation expense with respect to the ESOP as compared with prior guidance which required the recognition of compensation expense based on the cost of shares acquired by the ESOP. It is impossible to determine at this time the extent of such impact on future net income. See "Pro Forma Data." In addition, after consummation of the Conversion, the Company intends to implement, subject to stockholder approval (which approval cannot be obtained earlier than six months subsequent to the Conversion), the 1998 Recognition Plan. Upon implementation, the release of shares of Common Stock from the 1998 Recognition Plan will result in additional compensation expense. See "Pro Forma Data" and "Management - New Stock Benefit Plans - Recognition Plan."

Possible Adverse Income Tax Consequences of the Distribution of Subscription Rights


      The Company and Ponchatoula have received a letter from RP Financial advising them of its belief that subscription rights granted to Eligible Account Holders, Supplemental Eligible Account Holders, Other Members and Public Stockholders have no value. However, this letter is not binding on the Internal Revenue Service ("IRS"). If the subscription rights granted to Eligible Account Holders, Supplemental Eligible Account Holders, Other Members and Public Stockholders are deemed to have an ascertainable value, receipt of such rights would be taxable probably only to those Eligible Account Holders, Supplemental Eligible Account Holders and Other Members who exercise the subscription rights (either as capital gain or ordinary income) in an amount equal to such value. Based upon the letter from RP Financial, the Company does not believe that the receipt of subscription rights should be a taxable event. However, whether subscription rights are considered to have ascertainable value is an inherently factual determination. See "The Conversion
- Effects of Conversion" and "- Tax Aspects."


Irrevocability of Orders; Potential Delay in Completion of Offerings

      Orders submitted in the Subscription Offering, Community Offering and/or any Syndicated Community Offering are irrevocable. Funds submitted in connection with any purchase of Conversion Stock in the Offerings will be held by the Company until the completion or termination of the Conversion, including any extension of the Expiration Date. Because, among other factors, completion of the Conversion will be subject to an update of the independent appraisal prepared by RP Financial, there may be one or more delays in the completion of the Conversion. Subscribers will have no access to subscription funds and/or shares of Conversion Stock until the Conversion is completed or terminated.

                          PROPOSED MANAGEMENT PURCHASES


      The following table sets forth, for each of the Company's directors and for all of the directors and executive officers as a group, (1) the number of Exchange Shares to be held upon consummation of the Conversion, based upon their beneficial ownership of Ponchatoula Common Stock as of March 31, 1998, (2) the proposed purchases of Conversion Stock, assuming sufficient shares are available to satisfy their subscriptions, and (3) the total amount of Common Stock to be held upon consummation of the Conversion, in each case assuming that 850,000 shares of Conversion Stock are sold, which is the midpoint of the Estimated Valuation Range.

                                               Proposed Purchase of      Total Common Stock
                                                 Conversion Stock            to be Held
                                              --------------------     -------------------
                             Number of
                         Exchange Shares to                 Number      Number    Percentage
         Name             be Held(1)(2)(3)      Amount     of Shares   of Shares   of Total
--------------------    ------------------    --------    ----------   --------   ----------

John C. Bohning                4,881          $ 25,000        2,500       7,381        .7%
Lawrence C. Caldwell, Jr.     13,317           150,000       15,000(4)   28,317       2.5
Robert H. Gabriel              1,778            25,000        2,500       4,278        .4
Dennis E. James                  987            20,000        2,000       2,987        .3
Allen B. Pierson, Jr.         15,196            20,000        2,000      17,196       1.5
Milton J. Schanzbach           5,773            20,000        2,000       7,773        .7
 Barbara B. Theriot           12,232            60,000        6,000      18,232       1.6
All directors and
   executive officers
   as a group (7 persons)     54,164           320,000       32,000      86,164       7.7



---------------

(1) Excludes shares which may be received upon the exercise of outstanding stock options. Based upon the Exchange Ratio of 1.78235 Exchange Shares for each Public Ponchatoula Share at the midpoint of the Estimated Valuation Range, the persons named in the table would have options to purchase Common Stock as follows: for each of Messrs. Bohning, Gabriel, James and Schanzbach, 1,067 shares, for Mr. Caldwell, 1,345 shares; for Ms. Theriot, 768 shares; and for all directors and executive officers as a group 6,381 shares.

(2) Includes unvested shares awarded under the 1996 Recognition Plan, based upon the above Exchange Ratio, in the following amounts: for each of Messrs Bohning, James, Pierson and Schanzbach, 349 shares; for Mr.

      Caldwell, 2,153 shares; for Mr. Gabriel, 85 shares; for Ms. Theriot, 1,231 shares; and for all directors and executive officers as a group, 4,865 shares.

(3) Excludes stock options and awards to be granted under the Company's 1998 Stock Option Plan and 1998 Recognition Plan if such plans are approved by stockholders at an annual or special meeting of stockholders at least six months following the Conversion and Reorganization. See "Management - New Stock Benefit Plans."

(4) Assumes that Mr. Caldwell is able to purchase shares in more than one priority category in the Subscription Offering.

                                 USE OF PROCEEDS

      Although the actual net proceeds from the sale of the Common Stock cannot be determined until the Conversion is completed, it is presently anticipated that the net proceeds from the sale of the Conversion Stock will be between $6.8 million and $9.3 million ($10.8 million assuming an increase in the Estimated Valuation Range by 15%). See "Pro Forma Data" and "The Conversion - Stock Pricing, Exchange Ratio and Number of Shares to be Issued" as to the assumptions used to arrive at such amounts.

      The Company plans to contribute to Ponchatoula 50% of the net Conversion proceeds and retain the remaining 50% of the net proceeds. The Company intends to use a portion of the net proceeds to make a loan directly to the ESOP to enable the ESOP to purchase up to 8% of the Conversion Stock sold in the Offerings. Based upon the issuance of 722,500 shares or 977,500 shares at the minimum and maximum of the Estimated Valuation Range, respectively, the loan to the ESOP would be $578,000 and $782,000, respectively. See "Management - New Stock Benefit Plans - Employee Stock Ownership Plan." The remaining net proceeds retained by the Company initially may be used to invest in investment securities, mortgage-backed securities, U.S. Government and federal agency securities of various maturities, deposits in either Ponchatoula or other financial institutions, or a combination thereof. The portion of the net proceeds retained by the Company may ultimately be used to support Ponchatoula's lending activities, to support the future expansion of operations, and for other business and investment purposes, including the payment of regular or special cash dividends, possible repurchases of the Common Stock or returns of capital (the Company and Ponchatoula have committed that no return of capital will be made on the Common Stock during the one-year period subsequent to consummation of the Conversion). Neither Ponchatoula nor the Company has any specific plans, arrangements, or understandings regarding any branch acquisitions or diversification of activities at this time.


      Following the completion of the Conversion (to the extent permitted by the OTS), and based upon then existing facts and circumstances, the Company's Board of Directors may determine to repurchase some shares of Common Stock, subject to any applicable statutory and regulatory requirements. Such facts and circumstances may include but not be limited to (i) market and economic factors such as the price at which the stock is trading in the market, the volume of trading, the attractiveness of other investment alternatives in terms of the rate of return and risk involved in the investment, the ability to increase the book value and/or earnings per share of the remaining outstanding shares, and an improvement in the Company's return on equity; (ii) the avoidance of dilution to stockholders by not having to issue additional shares to cover the exercise of stock options or to fund employee stock benefit plans; and (iii) any other circumstances in which repurchases would be in the best interests of the Company and its stockholders. Any stock repurchases will be subject to the determination of the Company's Board of Directors that Ponchatoula will be capitalized in excess of all applicable regulatory requirements after any such repurchases. The payment of dividends or repurchase of stock, however, would be prohibited if Ponchatoula's net worth would be reduced below the amount required for the liquidation account to be established for the benefit of Eligible Account Holders and Supplemental Eligible Account Holders. As of the date of this Prospectus, the initial balance of the liquidation account would be approximately $5.3 million. See "Dividend Policy," "The Conversion - Liquidation Rights" and "The Conversion - Certain Restrictions on Purchase or Transfer of Shares After the Conversion."

      The Company will be a unitary savings and loan holding company which, under existing laws, would generally not be restricted as to the types of business activities in which it may engage, provided that Ponchatoula continues to be a qualified thrift lender ("QTL"). See "Regulation - The Company" for a description of certain regulations applicable to the Company.

      The portion of the net proceeds contributed by the Company to Ponchatoula will be added to Ponchatoula's general funds to be used for general corporate purposes, including increased lending activities and purchases of securities. While the amount of net proceeds received by Ponchatoula will further strengthen Ponchatoula's capital position, which already substantially exceeds all regulatory requirements, it should be noted that Ponchatoula is not converting primarily to raise capital. After the Conversion, Ponchatoula's tangible capital ratio will be 14.01% (based upon the midpoint of the Estimated Valuation Range). As a result, Ponchatoula will continue to be a well-capitalized institution. After the Conversion, Ponchatoula intends to emphasize capital strength and growth in assets and earnings.

      The net proceeds may vary because total expenses of the Conversion may be more or less than those estimated. The net proceeds will also vary if the number of shares to be issued in the Conversion is adjusted to reflect a change in the estimated pro forma market value of Ponchatoula. Payments for shares made through withdrawals from existing deposit accounts at Ponchatoula will not result in the receipt of new funds for investment by Ponchatoula but will result in a reduction of Ponchatoula's interest expense and liabilities as funds are transferred from interest-bearing certificates or other deposit accounts.

                                 DIVIDEND POLICY

      Upon completion of the Conversion, the Board of Directors of the Company will have the authority to declare dividends on the Common Stock, subject to statutory and regulatory requirements. The Board of Directors intends to pay quarterly cash dividends on the Common Stock at an initial rate of 2% of the Purchase Price per annum. Declarations of dividends by the Board of Directors will depend upon a number of factors, including the amount of net proceeds retained by the Company in the Conversion, investment opportunities available to the Company or Ponchatoula, capital requirements, the Company's and Ponchatoula's financial condition and results of operations, tax considerations, statutory and regulatory limitations, and general economic conditions. No assurances can be given that any dividends will be paid or that, if paid, will not be reduced or eliminated in future periods. Special cash dividends, stock dividends or returns of capital may be paid in addition to, or in lieu of, regular cash dividends (however, the Company and Ponchatoula have committed to the OTS that they will take no action with respect to any return of capital during the one-year period following consummation of the Conversion).


      Dividends from the Company may eventually depend, in part, upon receipt of dividends from Ponchatoula, because the Company initially will have no source of income other than dividends from Ponchatoula, earnings from the investment of proceeds from the sale of Conversion Stock retained by the Company, and interest payments with respect to the Company's loan to the ESOP. A regulation of the OTS imposes limitations on "capital distributions" by savings institutions, including cash dividends, payments by a savings institution to repurchase or otherwise acquire its stock, payments to stockholders of another savings institution in a cash-out merger and other distributions charged against capital. As of December 31, 1997, Ponchatoula was a Tier 1 savings institution and is expected to continue to so qualify immediately following the consummation of the Conversion. Based on the regulatory capital level of Ponchatoula at December 31, 1997, Ponchatoula would have been permitted to make a capital distribution to the Company of up to $2.0 million as of January 1, 1998. See "Regulation - The Association - Capital Distribution Regulation." However, because the accumulated earnings and profits tax attribute was retained by the Mutual Holding Company in the MHC Reorganization, Ponchatoula's accumulated earnings and profits at December 31, 1997 was only approximately $36,000. Any dividends or other distributions paid in excess of Ponchatoula's accumulated earnings and profits would require a recapture of a portion of Ponchatoula's bad debt reserves, resulting in a tax liability as discussed below. The Conversion will re-unite the tax attribute retained by the Mutual Holding Company with Ponchatoula's retained earnings and thus increase Ponchatoula's ability to pay dividends.

      Any payment of dividends by Ponchatoula to the Company which would be deemed to be drawn out of Ponchatoula's bad debt reserves would require a payment of taxes at the then-current tax rate by Ponchatoula on the amount of earnings deemed to be removed from the reserves for such distribution. Ponchatoula does not intend to make any distribution to the Company that would create such a federal tax liability. See "Taxation."

      Unlike Ponchatoula, the Company is not subject to the aforementioned regulatory restrictions on the payment of dividends to its stockholders, although the source of such dividends may eventually be dependent, in part, upon dividends from Ponchatoula in addition to the net proceeds retained by the Company and earnings thereon. The Company is subject, however, to the requirements of Louisiana law, which generally permits the payment of dividends out of surplus, except when (1) the corporation is insolvent or would thereby be made insolvent, or (2) the declaration or payment thereof would be contrary to any restrictions contained in the articles of incorporation. If there is no surplus available for dividends, a Louisiana corporation may pay dividends out of its net profits for the then current or the preceding fiscal year or both, except that no dividend may be paid if the corporation's assets are exceeded by its liabilities or if its net assets are less than the amount which would be needed, under certain circumstances, to satisfy any preferential rights of stockholders.

                             MARKET FOR COMMON STOCK

      The Company has never issued capital stock (other than 100 shares issued to Ponchatoula, which will be cancelled upon consummation of the Conversion), and to date an active and liquid trading market has not developed for the 150,105 Public Ponchatoula Shares outstanding prior to the Offerings. Consequently, there is no established market for the Common Stock at this time.

      The Company has applied to have its Common Stock quoted on the Nasdaq SmallCap System under the symbol "HSTD." Making a market involves maintaining bid and ask quotations and being able, as principal, to effect transactions in reasonable quantities at those quoted prices, subject to various securities laws and other regulatory requirements. Additionally, the development of a liquid public market depends on the existence of willing buyers and sellers, the presence of which is not within the control of the Company, Ponchatoula or any market maker. Accordingly, there can be no assurance that an active and liquid trading market for the Common Stock will develop or that, if developed, it will continue, nor is there any assurance that persons purchasing shares of Common Stock will be able to sell them at or above the Purchase Price. Therefore, investors in the Common Stock could have difficulty disposing of their shares and should not view the Common Stock as a short-term investment. The absence of an active and liquid trading market for the Common Stock could adversely affect the price and liquidity of the Common Stock.

      Quotation on the Nasdaq SmallCap System is dependent upon the Company having at least three market makers for the Common Stock and at least 300 stockholders of record. Based upon the minimum of 722,500 shares of Conversion Stock being offered, the minimum of 227,408 Exchange Shares to be issued, and the anticipated pro forma ownership of officers, directors and the ESOP, the Company expects to have more than 300 stockholders of record. Trident has advised the Company that it intends to make a market in the Common Stock. While the Company intends to seek with the assistance of Trident commitments from other broker-dealers to act as market makers, and anticipates that prior to the completion of the Conversion it will be able to obtain commitments from at least two other broker-dealers to act as market makers for the Common Stock, there can be no assurance there will be three or more market makers for the Common Stock. In addition, there can be no assurance that an active and liquid trading market for the Common Stock will develop or that, if developed, it will continue.


      The Ponchatoula Common Stock is not currently traded on any exchange or quoted on the Nasdaq SmallCap System. Since Ponchatoula's initial public offering was consummated on August 31, 1994, Ponchatoula is aware of only a limited number of trades with respect to the Ponchatoula Common Stock. At May 4, 1998, Ponchatoula had approximately 142 stockholders of record.

      Upon consummation of the Conversion, all Public Ponchatoula Shares will be automatically converted into Exchange Shares based upon the Exchange Ratio.

                               REGULATORY CAPITAL

      At December 31, 1997, Ponchatoula exceeded all of the regulatory capital requirements applicable to it. The table on the following page sets forth Ponchatoula's historical regulatory capital at December 31, 1997 and the pro forma regulatory capital of Ponchatoula after giving effect to the Conversion, based upon the sale of the number of shares shown in the table. The pro forma regulatory capital amounts reflect the receipt by Ponchatoula of 50% of the net Conversion proceeds, minus the amounts to be loaned to the ESOP and contributed to the RRP. The pro forma risk-based capital amounts assume the investment of the net proceeds received by Ponchatoula in assets which have a risk-weight of 50% under applicable regulations, as if such net proceeds had been received and so applied at December 31, 1997.

                                                                  Pro Forma at December 31, 1997 Based on
                                          ------------------------------------------------------------------------------------------
                                                722,500                 850,000                 977,500               1,124,125
                                              Shares Sold             Shares Sold             Shares Sold            Shares Sold
                       Historical at           at $10.00               at $10.00               at $10.00              at $10.00
                     December 31, 1997         Per Share               Per Share               Per Share              Per Share
                   -----------------      -----------------      -------------------     -----------------      --------------------
                              Percent of            Percent of              Percent of              Percent of            Percent of
                    Amount     Assets(1)  Amount     Assets(1)    Amount     Assets(1)    Amount     Assets(1)   Amount    Assets(1)
                   -------    --------    ------    ---------    --------   ---------    -------    --------    -------   ----------
                                                                (Dollars in Thousands)



GAAP capital ....  $ 5,735       9.63%    $ 8,372      13.33%    $ 8,850        13.96%    $ 9,328      14.58%    $ 9,877      15.28%
                   =======    =======     =======    =======     =======      =======     =======    =======     =======    =======
Tangible capital:



  Actual ........  $ 5,770       9.68%    $ 8,407      13.38%    $ 8,885        14.01%    $ 9,363      14.63%    $ 9,912      15.33%
  Requirement ...      894       1.50         942       1.50         951         1.50         959       1.50         970       1.50
                   -------    -------     -------    -------     -------      -------     -------    -------     -------    -------
  Excess ........  $ 4,876       8.18%    $ 7,465      11.88%    $ 7,934        12.51%    $ 8,404      13.13%    $ 8,942      13.83%
                   =======    =======     =======    =======     =======      =======     =======    =======     =======    =======
Core capital(2):
  Actual ........  $ 5,770       9.68%    $ 8,407      13.38%    $ 8,885        14.01%    $ 9,363      14.63%    $ 9,912      15.33%
  Requirement ...    1,788       3.00       1,885       3.00       1,902         3.00       1,918       3.00       1,940       3.00
                   -------    -------     -------    -------     -------      -------     -------    -------     -------    -------
  Excess ........  $ 3,982       6.68%    $ 6,522      10.38%    $ 6,983        11.01%    $ 7,445      11.63%    $ 7,972      12.33%
                   =======    =======     =======    =======     =======      =======     =======    =======     =======    =======
Risk-based
 capital(2):
  Actual ........  $ 6,020      23.69%    $ 8,657      33.23%    $ 9,135        34.91%    $ 9,613      36.58%    $10,162      38.47%
  Requirement ...    2,033       8.00       2,084       8.00       2,093         8.00       2,103       8.00       2,113       8.00
                   -------    -------     -------    -------     -------      -------     -------    -------     -------    -------
  Excess ........  $ 3,987      15.69%    $ 6,573      25.23%    $ 7,042        26.91%    $ 7,510      28.58%    $ 8,049      30.47%
                   =======    =======     =======    =======     =======      =======     =======    =======     =======    =======

------------


(1) Adjusted total or adjusted risk-weighted assets, as appropriate, except that the ratios regarding GAAP capital are based on total assets.



(2) Does not reflect the interest rate risk component to be added to the risk-based capital requirements or, in the case of the core capital requirement, the 4.0% requirement to be met in order for an institution to be "adequately capitalized" under applicable laws and regulations. See "Regulation - The Association - Regulatory Capital Requirements."

                                     CAPITALIZATION

   The following table presents the historical capitalization of Ponchatoula at December 31, 1997, and the pro forma consolidated capitalization of the Company after giving effect to the Conversion, based upon the sale of the number of shares shown below and the other assumptions set forth under "Pro Forma Data."

                                                                                      The Company - Pro Forma
                                                                                Based Upon Sale at $10.00 Per Share
                                                                 -------------------------------------------------------------------
                                                                                                                       1,124,125
                                                 Ponchatoula-    722,500 Shares   850,000 Shares   977,500 Shares      Shares(1)
                                                  Historical      (Minimum of      (Midpoint of     (Maximum of       (15% above
                                                Capitalization       Range)           Range)           Range)      Maximum of Range)
                                                --------------   -------------    --------------   -------------   -----------------
                                                                                 (In Thousands)
Deposits(2) .....................................   $ 42,111         $ 42,111         $ 42,111         $ 42,111         $ 42,111
Borrowings ......................................     11,500           11,500           11,500           11,500           11,500
                                                    --------         --------         --------         --------         --------
Total deposits and borrowings ...................   $ 53,611         $ 53,611         $ 53,611         $ 53,611         $ 53,611
                                                    ========         ========         ========         ========         ========
Stockholders' equity:
   Preferred Stock, par value $.01, 5,000,000
     shares authorized; none to be issued .......   $     --         $     --         $     --         $     --         $     --
   Common Stock, par value $.01,
      10,000,000 shares authorized; shares to
      be issued as reflected(3) .................         61                9               11               13               15
   Additional paid-in capital(4) ................      2,017            8,975           10,235           11,494           12,943
   Retained earnings(5) .........................      3,734            3,734            3,734            3,734            3,734
   Net unrealized loss on securities available
       for sale .................................        (35)             (35)             (35)             (35)             (35)
Less:
   Common Stock to be acquired by the
       ESOP(6) ..................................         --             (578)            (680)            (782)            (899)
   Common Stock acquired or to be acquired
       by Recognition Plans(7) ..................        (42)            (331)            (382)            (433)            (492)
                                                    --------         --------         --------         --------         --------

Total stockholders' equity ......................   $  5,735         $ 11,774         $ 12,883         $ 13,991         $ 15,266
                                                    ========         ========         ========         ========         ========

                                                   (Footnotes on following page)

----------
(1) As adjusted to give effect to an increase in the number of shares which could occur due to an increase in the Estimated Valuation Range of up to 15% to reflect changes in market and financial conditions following the commencement of the Offerings.

(2) Does not reflect withdrawals from deposit accounts for the purchase of Conversion Stock in the Offerings. Such withdrawals would reduce pro forma deposits by the amount of such withdrawals.

(3) Assumes that (i) the 150,105 Public Ponchatoula Shares currently outstanding are converted into 227,408, 267,539, 307,670 and 353,820 Exchange Shares at the minimum, midpoint, maximum and 15% above the maximum of the Estimated Valuation Range, respectively, (ii) there are no fractional Exchange Shares or Dissenting Shares, and (iii) the number of shares of Conversion Stock shown are sold in the Offerings. No effect has been given to the issuance of additional shares of Common Stock pursuant to the proposed 1998 Option Plan. See "Pro Forma Data" and "Management - New Stock Benefit Plans - Stock Option Plan."

(4) The pro forma additional paid-in capital includes the $101,675 to be acquired by Ponchatoula upon the merger of the Mutual Holding Company into Ponchatoula.

(5) The retained earnings of Ponchatoula will be substantially restricted after the Conversion by virtue of the liquidation account to be established in connection with the Conversion. See "The Conversion - Liquidation Rights." In addition, certain distributions from Ponchatoula's retained earnings may be treated as being from its accumulated bad debt reserve for tax purposes, which would cause Ponchatoula to have additional taxable income. See "Taxation."

(6) Assumes that 8% of the Conversion Stock sold in the Offerings will be purchased by the ESOP, which is reflected as a reduction of stockholders' equity. The ESOP shares will be purchased with funds loaned to the ESOP by the Company. See "Pro Forma Data" and "Management - New Stock Benefit Plans Employee Stock Ownership Plan."

(7) The Company intends to adopt the 1998 Recognition Plan and to submit such plan to stockholders at an annual or special meeting of stockholders held at least six months following the consummation of the Conversion. If the plan is approved by stockholders, the Company intends to contribute sufficient funds to the trust created under the 1998 Recognition Plan to enable the trust to purchase a number of shares of Common Stock equal to 4% of the Conversion Stock sold in the Offerings. Assumes that stockholder approval has been obtained and that the shares have been purchased in the open market at the Purchase Price. However, in the event the Company issues authorized but unissued shares of Common Stock to the 1998 Recognition Plan in the amount of 4% of the Conversion Stock sold in the Offerings, the voting interests of existing stockholders would be diluted by approximately 3.0%. The shares are reflected as a reduction of stockholders' equity. See "Pro Forma Data" and "Management - New Stock Benefit Plans - Recognition Plan."

                                 PRO FORMA DATA


      The actual net proceeds from the sale of the Conversion Stock cannot be determined until the Conversion is completed. However, net proceeds are currently estimated to be between $6.8 million and $9.3 million (or $10.8 million in the event the Estimated Valuation Range is increased by 15%) based upon the following assumptions: (i) all shares of Conversion Stock will be sold in the Subscription Offering; (ii) no fees will be paid to Trident on shares purchased by (x) the ESOP and any other employee benefit plan of the Company or Ponchatoula or (y) officers, directors, employees and members of their immediate families, which purchases are estimated to aggregate 32,000 shares of Conversion Stock at the midpoint of the Estimated Valuation Range; (iii) Trident will receive a fee equal to 1.125% of the aggregate Purchase Price for sales in the Subscription Offering (excluding the sale of shares to the ESOP, employee benefit plans, and officers, directors, employees and their immediate families), with such fee estimated to be $71,179 and $97,571 at the minimum and maximum of the Estimated Valuation Range (or $112,747 in the event the Estimated Valuation Range is increased by 15%); and (iv) total other expenses, excluding the marketing fees paid to Trident, will be $350,000. Actual expenses may vary from those estimated.


      Pro forma consolidated net income and stockholders' equity of the Company have been calculated for the year ended December 31, 1997 as if the Conversion Stock to be issued in the Offerings had been sold at the beginning of the period and the net proceeds had been invested at 5.48%, which represents the yield on one-year U.S. Government securities at December 31, 1997 (which, in light of changes in interest rates in recent periods, are deemed by the Company and Ponchatoula to more accurately reflect pro forma reinvestment rates than the arithmetic average method). The effect of withdrawals from deposit accounts for the purchase of Conversion Stock has not been reflected. A marginal tax rate of 34% has been assumed for the period, resulting in an after-tax yield of 3.62% for the year ended December 31, 1997. Historical and pro forma per share amounts have been calculated by dividing historical and pro forma amounts by the indicated number of shares of Common Stock. See Note 4 to the tables below. No effect has been given in the pro forma stockholders' equity calculations for the assumed earnings on the net proceeds. As discussed under "Use of Proceeds," the Company intends to make a loan to fund the purchase of 8% of the Conversion Stock by the ESOP and retain 50% of the net proceeds from the Offerings.

      No effect has been given in the tables to the issuance of additional shares of Common Stock equal to 10% of the Conversion Stock pursuant to the proposed 1998 Option Plan. See "Management - New Stock Benefit Plans - Stock Option Plan." The table below gives effect to the 1998 Recognition Plan, which is expected to be adopted by the Company following the Conversion and presented (together with the 1998 Stock Option Plan) to stockholders for approval at an annual or special meeting of stockholders to be held at least six months following the consummation of the Conversion. If the 1998 Recognition Plan is approved by stockholders, the 1998 Recognition Plan intends to acquire an amount of Common Stock equal to 4% of the shares of Conversion Stock sold in the Offerings, either through open market purchases or from authorized but unissued shares of Common Stock. The table below assumes that stockholder approval has been obtained, as to which there can be no assurance, and that the shares acquired by the 1998 Recognition Plan are purchased in the open market at the Purchase Price. No effect has been given to (i) the Company's results of operations after the Conversion, (ii) the market price of the Common Stock after the Conversion, or (iii) a less than 4% purchase by the 1998 Recognition Plan.

      The following pro forma information may not be representative of the financial effects of the foregoing transactions at the dates on which such transactions actually occur and should not be taken as indicative of future results of operations. Pro forma stockholders' equity represents the difference between the stated amount of assets and liabilities of the Company computed in accordance with GAAP.

      The pro forma stockholders' equity is not intended to represent the fair market value of the Common Stock and may be different than amounts that would be available for distribution to stockholders in the event of liquidation.

                                                                           At or For the Year Ended December 31, 1997
                                                            ----------------------------------------------------------------------
                                                                 722,500           850,000            977,500         1,124,125
                                                               Shares Sold       Shares Sold        Shares Sold      Shares Sold
                                                                at $10.00         at $10.00          at $10.00      at $10.00 Per
                                                                Per Share         Per Share          Per Share        Share (15%
                                                               (Minimum of        (Midpoint         (Maximum of      above Maximum
                                                                 Range)           of Range)           Range)         of Range)(9)
                                                            --------------     -------------      -------------     --------------

                                                                          (Dollars in Thousands, Except Per Share Amounts)
Gross proceeds .........................................         $  7,225           $  8,500           $  9,775           $ 11,241
Less offering expenses and commissions .................             (421)              (434)              (448)              (463)
                                                                 --------           --------           --------           --------
  Estimated net proceeds ...............................            6,804              8,066              9,327             10,778
Less: Shares purchased by the ESOP .....................             (578)              (680)              (782)              (899)
      Shares to be purchased by the
        1998 Recognition Plan ..........................             (289)              (340)              (391)              (450)
Plus assets from MHC ...................................              102                102                102                102
                                                                 --------           --------           --------           --------
Total estimated net proceeds,
  as adjusted(1) .......................................         $  6,039           $  7,148           $  8,256           $  9,531
                                                                 ========           ========           ========           ========
Net income:
  Historical ...........................................         $    316           $    316           $    316           $    316
  Pro forma income on net proceeds,
    as adjusted(2) .....................................              164                200                234                275
  Pro forma ESOP adjustment(3) .........................              (38)               (45)               (52)               (59)
  Pro forma 1998 Recognition Plan
    adjustment(4) ......................................              (38)               (45)               (52)               (59)
                                                                 --------           --------           --------           --------
  Pro forma net income .................................         $    404           $    426           $    446           $    473
                                                                 ========           ========           ========           ========
 Net income per share(5)(6):
  Historical ...........................................         $    .35           $    .30           $    .26           $    .23
  Pro forma income on net proceeds,
    as adjusted ........................................              .18                .18                .19                .19
  Pro forma ESOP adjustment(3) .........................             (.04)              (.04)              (.04)              (.04)
  Pro forma 1998 Recognition Plan
    adjustment(4) ......................................             (.04)              (.04)              (.04)              (.04)
                                                                 --------           --------           --------           --------
  Pro forma net income per share(5)(6) .................         $    .45           $    .40           $    .37           $    .34
                                                                 ========           ========           ========           ========
Offering price to pro forma net
  income per share (5) .................................            22.2x              25.0x              27.0x              29.4x
                                                                 ========           ========           ========           ========
Stockholders' equity:
  Historical(7) ........................................         $  5,837           $  5,837           $  5,837           $  5,837
  Estimated net proceeds ...............................            6,804              8,066              9,327             10,778
  Less: Common Stock acquired
          by the ESOP(3) ...............................             (578)              (680)              (782)              (899)
        Common Stock to be acquired by
          the 1998 Recognition Plan(4) .................             (289)              (340)              (391)              (450)
                                                                 --------           --------           --------           --------
  Pro forma stockholders' equity(6)(7)(8) ..............         $ 11,774           $ 12,883           $ 13,991           $ 15,266
                                                                 ========           ========           ========           ========
Stockholders' equity per share(5):
  Historical ...........................................         $   6.14           $   5.22           $   4.54           $   3.95
  Estimated net proceeds ...............................             7.16               7.22               7.26               7.29
  Less: Common Stock acquired
          by the ESOP(3) ...............................             (.61)              (.61)              (.61)              (.61)
        Common Stock to be acquired by
          the 1998 Recognition Plan(4) .................             (.30)              (.30)              (.30)              (.30)
                                                                 --------           --------           --------           --------
  Pro forma stockholders' equity
    per share(6)(7)(8) .................................         $  12.39           $  11.53           $  10.89           $  10.33
                                                                 ========           ========           ========           ========
Offering price as a percentage of pro
  forma stockholders' equity per share(5) ..............             80.7%              86.7%              91.8%              96.8%
                                                                 ========           ========           ========           ========

                                                   (Footnotes on following page)

---------------

(1) Estimated net proceeds, as adjusted, consist of the estimated net proceeds from the Offerings minus (i) the proceeds attributable to the purchase by the ESOP and (ii) the value of the shares to be purchased by the 1998 Recognition Plan, subject to stockholder approval, after the Conversion at an assumed purchase price of $10.00 per share.

(2) Net of the impact of state franchise/share taxes, which are estimated to be $54,000, $59,000, $65,000 and $70,000 at the minimum, midpoint, maximum and 15% above the maximum of the Estimated Valuation Range, respectively.


(3) It is assumed that 8% of the shares of Conversion Stock sold in the Offerings will be purchased by the ESOP with funds loaned by the Company. The Company and Ponchatoula intend to make annual contributions to the ESOP in an amount at least equal to the principal and interest requirement of the debt. The pro forma net income assumes (i) that the loan to the ESOP is payable over 10 years, with the ESOP shares having an average fair value of $10.00 per share in accordance with SOP 93-6, entitled "Employers' Accounting for Employee Stock Ownership Plans," of the AICPA,
      (ii) that the loan to the ESOP bears a fixed interest rate of 8.5%, and
      (iii) the effective tax rate was 34% for the period. See "Management - New Stock Benefit Plans - Employee Stock Ownership Plan."


(4) It is assumed that the 1998 Recognition Plan will purchase, following stockholder approval of such plan, a number of shares of Common Stock equal to 4% of the shares of Conversion Stock sold in the Offerings for issuance to directors, officers and employees. Funds used by the 1998 Recognition Plan to purchase the shares initially will be contributed to the 1998 Recognition Plan by the Company. It is further assumed that the shares were acquired by the 1998 Recognition Plan at the beginning of the period presented in open market purchases at the Purchase Price and that 20% of the amount contributed, net of taxes, was an amortized expense during the year ended December 31, 1997. The issuance of authorized but unissued shares of Common Stock pursuant to the 1998 Recognition Plan in the amount of 4% of the Conversion Stock sold in the Offerings would dilute the voting interests of existing stockholders by approximately 3.0% and under such circumstances pro forma net income per share for the year ended December 31, 1997 would be $.45 $.40, $.37 and $.34 at the minimum, midpoint, maximum and 15% above the maximum of the Estimated Valuation Range, respectively, and pro forma stockholders' equity per share at December 31, 1997 would be $12.32, $11.48, $10.86 and $10.32 at the minimum, midpoint, maximum and 15% above the maximum of such range, respectively. There can be no assurance that the actual purchase price of shares purchased by or issued to the 1998 Recognition Plan will be equal to the Purchase Price. See "Management - New Stock Benefit Plans - Recognition Plan."

(5) The net income per share calculations are based upon 894,998, 1,052,939, 1,210,880 and 1,392,512 shares of Common Stock at the minimum, midpoint, maximum and 15% above the maximum of the Estimated Valuation Range, respectively, which amounts include 227,408, 267,539, 307,670 and 353,820 Exchange Shares, respectively, and exclude, in accordance with SOP 93-6, 54,910, 64,600, 74,290 and 85,434 shares, respectively, representing the ESOP shares which have not been committed for release during the year ended December 31, 1997. Assuming the uncommitted ESOP shares were not subtracted from the number of shares of Common Stock outstanding at December 31, 1997, the offering price as a multiple of pro forma net income per share would be 23.5x, 26.2x, 28.8x and 31.3x at the minimum, midpoint, maximum and 15% above the maximum of the Estimated Valuation Range, respectively. The historical net income per share and historical stockholders' equity per share figures represent Ponchatoula's historical per share amounts divided by the Exchange Ratio. For a description of the Exchange Ratio, see "The Conversion - Stock Pricing, Exchange Ratio and Number of Shares to be Issued in the Conversion." For purposes of calculating pro forma stockholders' equity per share, it is assumed that the number of shares of Common Stock outstanding total 949,908, 1,117,539, 1,285,170 and 1,477,945 shares at the minimum, midpoint, maximum and 15% above the maximum of the Estimated Valuation Range.

(6) No effect has been given to the issuance of additional shares of Common Stock pursuant to the 1998 Option Plan, which will be adopted by the Company following the Conversion and presented for approval by stockholders at an annual or special meeting of stockholders of the Company held at least six months following the consummation of the Conversion. If the 1998 Option Plan is approved by stockholders, an amount equal to 10% of the Conversion Stock sold in the Offerings, or 72,250, 85,000, 97,750 and 112,412 shares at the minimum, midpoint, maximum and 15% above the maximum of the Estimated Valuation Range, respectively, will be reserved for future issuance upon the exercise of options to be granted under the 1998 Option Plan. The issuance of Common Stock pursuant to the exercise of options under the 1998 Option Plan will result in the dilution of existing stockholders' interests. Assuming stockholder approval of the 1998 Option Plan, that all these options were exercised at the beginning of the period at an exercise price of $10.00 per share and that the shares to fund the 1998 Recognition Plan are acquired through open market purchases at the Purchase Price, pro forma net income per share for the year ended December 31, 1997 would be $.44, $.40, $.37 and $.34 at the minimum, midpoint, maximum and 15% above the maximum of the Estimated Valuation Range, respectively, and pro forma stockholders' equity per share at December 31, 1997 would be $12.22, $11.42, $10.82 and $10.31 at the minimum, midpoint, maximum and 15% above the maximum of such range, respectively. See "Management - New Stock Benefit Plans - Stock Option Plan."

(7) Includes the $101,675 to be acquired by Ponchatoula upon the merger of the Mutual Holding Company into Ponchatoula.

(8) The retained earnings of Ponchatoula will be substantially restricted after the Conversion by virtue of the liquidation account to be established in connection with the Conversion. See "Dividend Policy" and "The Conversion - Liquidation Rights." In addition, certain distributions from Ponchatoula's retained earnings may be treated as being from its accumulated bad debt reserve for tax purposes, which would cause Ponchatoula to have additional taxable income. See "Taxation - Federal Taxation." Pro forma stockholders' equity and pro forma stockholders' equity per share do not give effect to the liquidation account or the bad debt reserves established by Ponchatoula for federal income tax purposes in the event of a liquidation of Ponchatoula.

(9) As adjusted to give effect to an increase in the number of shares which could occur due to an increase in the Estimated Valuation Range of up to 15% to reflect changes in market and financial conditions following the commencement of the Offerings.

                      PONCHATOULA HOMESTEAD SAVINGS, F.A.
                             STATEMENTS OF INCOME

      The following Statements of Income of Ponchatoula for each of the three years in the period ended December 31, 1997 have been audited by Hannis T. Bourgeois, L.L.P., independent certified public accountants, whose report thereon appears elsewhere herein. The Statements of Income should be read in conjunction with the Financial Statements and related Notes included elsewhere herein.

                                                  Year Ended December 31,
                                              ---------------------------------
                                               1997         1996         1995
                                              -------      -------      -------
                                           (In Thousands, except per share data)

Interest income:
  Loan and leases                             $ 2,429      $ 2,384      $ 2,348
  Mortgage-backed securities                    1,576        1,621        1,353
  Investment securities                           145          155          138
  Other                                            97          116          149
                                              -------      -------      -------
    Total interest income                       4,247        4,276        3,988
                                              -------      -------      -------
 Interest expense:
  Deposits                                      1,971        2,158        2,007
  Borrowings                                      544          433          335
                                              -------      -------      -------
    Total interest expense                      2,515        2,591        2,342
                                              -------      -------      -------
    Net interest income                         1,732        1,685        1,646
Provision for (recovery of)
  loan and lease losses                           (16)           3           (6)
                                              -------      -------      -------
Net interest income after
  provision for (recovery of)
  loan and lease losses                         1,748        1,682        1,652
                                              -------      -------      -------
Noninterest income:
  Gain on sale of loans                           167          240          210
  Loan fees and service charges                   189          186          157
  Other income                                     17            8           11
                                              -------      -------      -------
    Total noninterest income                      373          434          378
                                              -------      -------      -------
Noninterest expenses:
  Compensation and benefits                       869          818          793
  Occupancy and equipment expense                 140          151          152
  Federal insurance premium                        23           92           97
  Special SAIF assessment                          --          284           --
  Net real estate owned
   expense (income)                                27           (3)         (11)
  Other expenses                                  561          568          540
                                              -------      -------      -------
    Total noninterest expenses                  1,620        1,910        1,571
                                              -------      -------      -------
Income before provision
  for income taxes                                501          206          459
Income taxes                                      185           60          150
                                              -------      -------      -------
Net income                                    $   316      $   146      $   309
                                              =======      =======      =======

Per share:
  Earnings per common share                   $   .52      $   .24      $   .51
                                              =======      =======      =======
  Earnings per common share -
   assuming dilution                          $   .51      $   .23      $   .51
                                              =======      =======      =======
Cash dividends declared                       $   .70      $   .51      $   .40
                                              =======      =======      =======

      The accompanying notes are an integral part of these financial statements.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

      Ponchatoula's results of operations depend primarily on its net interest income, which is the difference between interest and dividend income on interest-earning assets, which principally consist of loans, mortgage-backed securities and investment securities, and interest expense on interest-bearing deposits and borrowings. Ponchatoula's results of operations also are affected by the provision for losses on loans and leases (or recoveries of prior provisions for losses); the level of its noninterest income, including gain on sale of loans; its general, administrative and other expenses, including compensation and benefits, occupancy and equipment expense, federal insurance premiums, net real estate owned expense and miscellaneous other expenses; and its income tax expense.


Market Risk Analysis

      Qualitative Analysis

      In order to minimize the potential for adverse effects of material fluctuations in interest rates on Ponchatoula's results of operations, Ponchatoula has implemented and continues to monitor its asset and liability management policies to better match the maturities and repricing terms of Ponchatoula's interest-earning assets and interest-bearing liabilities. Such policies have consisted primarily of (i) purchasing adjustable-rate mortgage-backed securities and short-term investment securities; (ii) emphasizing the origination of 15-year, fixed-rate single-family residential loans and, to the extent possible, ARMs; (iii) selling newly-originated, 30-year, fixed-rate single-family residential loans in the secondary market, except that commencing February 1998 Ponchatoula began retaining a portion of such loans and matching them with long-term FHLB advances; and (iv) managing interest rate expense.

      Currently, Ponchatoula only purchases mortgage-backed securities with adjustable interest rates and investment securities with terms of two years or less. In 1995 and 1996, Ponchatoula purchased approximately $10 million of adjustable-rate mortgage-backed securities (which reprice either monthly, semi-annually or annually) and funded the purchases with FHLB advances with interest rates that adjust monthly. These mortgage-backed securities were purchased in order to earn a positive spread above the average rate on the FHLB advances, and the average interest rate spread on these linked mortgage-backed securities and FHLB advances was 1.31% for 1997. The maturities of the investment securities are staggered so that a portion matures every quarter.

      From 1982 to 1994, Ponchatoula originated fixed-rate single-family residential mortgage loans to meet the needs of its customers and to generate fee income when the loans were sold. Upon origination, the fixed-rate loans were mainly sold to institutional investors in the secondary market in order to eliminate the interest rate risk associated with such loans, as well as to generate additional funds for lending and other purposes. These loans are accounted for as held for sale and are carried at the lower of cost or estimated market value in the aggregate. Loans held for sale were $1.4 million and $2.3 million at December 31, 1997 and 1996, respectively.

      Beginning in 1995, Ponchatoula began offering 15-year, fixed-rate residential mortgage loans for retention in its portfolio. These fixed-rate loans retained in the portfolio have interest rates of 8% or above as of December 31, 1997 and a loan-to-value ratio of 70% or below. Commencing February 1998, Ponchatoula amended its policy to provide for the retention of 30-year, fixed-rate residential mortgage loans, with such loans to be funded with long-term advances from the FHLB of Dallas. While loan sales are expected to continue, the amount of loans sold is expected to decline.

      From 1982 through 1994, the only single-family residential loans which Ponchatoula had originated for retention in its portfolio had been ARMs. All of the ARMs currently offered by Ponchatoula have interest rates which adjust annually, although the portfolio contains some ARMs which were originated in the mid 1980s with interest rates adjusting every three years. Ponchatoula's origination of ARMs has decreased due to the preference of Ponchatoula's customers for fixed-rate residential mortgage loans. Ponchatoula's portfolio of adjustable-rate, single-family residential mortgage loans and leases amounted to $9.5 million or 90.5% of all ARMs at December 31, 1997.

      In order to match the maturity of its interest-bearing liabilities with the maturity of its interest-earning assets, Ponchatoula offers certificates of deposit with terms in excess of one year; however, the rates paid are the same as the one-year certificate. At December 31, 1997, $28.6 million or 91.0% of Ponchatoula's certificates of deposit mature in one year or less.

      Ponchatoula considers its passbook accounts to be core deposits that are less likely to be withdrawn if interest rates rise, although the amount of passbook accounts has been steadily declining in recent years. The passbook accounts have variable interest rates, and Ponchatoula believes that it can adjust the interest rate on the accounts to retain a substantial portion of these deposits. Passbook accounts amounted to $8.3 million or 19.6% of total deposits at December 31, 1997, compared to $10.2 million or 22.7% of total deposits at December 31, 1995.

      Finally, in order to manage its interest expense more effectively, Ponchatoula has elected to offer rates on its deposit accounts that are moderately lower than certain of its competitors' rates, and as a result has occasionally experienced deposit outflows. Pursuant to this policy, Ponchatoula has generally neither engaged in sporadic increases or decreases in interest rates paid nor offered the highest rates available in its deposit market. This policy has assisted Ponchatoula in controlling its cost of funds.

      Quantitative Analysis. The following table presents the difference between Ponchatoula's interest-earning assets and interest-bearing liabilities within specified maturities at December 31, 1997. This table does not necessarily indicate the impact of general interest rate movements on Ponchatoula's net interest income, because the repricing of certain assets and liabilities is subject to competitive and other limitations. As a result, certain assets and liabilities indicated as maturing or otherwise repricing within a stated period may in fact mature or reprice at different times and at different volumes.


                                                                             December 31, 1997
                                           ----------------------------------------------------------------------------------------
                                             0 Months    Over Three    Over One    Over Three    Over Five
                                              Through     Through       Through     Through       Through     Over Ten
                                           Three Months  12 Months    Three Years  Five Years    Ten Years      Years       Total
                                           -----------   ---------   -----------   ----------   -----------  ----------    --------

                                                                        (Dollars in Thousands)
Interest-earning assets:
  Loans receivable(1)(2):
    One- to four-family residential:
      Adjustable-rate                       $  2,478      $  6,368      $   101      $   637      $    --      $    --     $ 9,584
      Fixed-rate                                 318            55          132           86          434        9,628      10,653
    Construction                               1,801         1,427           --           --           --           --       3,228
    Commercial real estate                        --            --          255           --          266           --         521
    Consumer                                     824           372          962        1,095          576        3,346       7,175
  Leases receivable                               --             4            3            7           93          194         301
  Adjustable-rate mortgage-backed
    securities                                 8,978        15,584           --           --           --           --      24,562
  Investment securities                          300           900        1,405           --           --           --       2,605
  FHLB stock                                     584            --           --           --           --           --         584
                                            --------      --------      -------      -------      -------      -------     -------
    Total interest-earning assets             15,283        24,710        2,858        1,825        1,369       13,168      59,213
                                            --------      --------      -------      -------      -------      -------     -------
Interest-bearing liabilities:
  Passbook, money market and NOW
    accounts (3)                                 534         1,602        4,271        4,271           --           --      10,678
  Certificates of deposit (4)                 10,530        18,078        2,421          404           --           --      31,433
  FHLB advances                               11,500            --           --           --           --           --      11,500
                                            --------      --------      -------      -------      -------      -------     -------
    Total interest-bearing liabilities        22,564        19,680        6,692        4,675           --           --      53,611
                                            --------      --------      -------      -------      -------      -------     -------
Interest rate sensitivity gap               $ (7,281)     $  5,030      $(3,834)     $(2,850)     $ 1,369      $13,168     $ 5,602
                                            ========      ========      =======      =======      =======      =======     =======
Cumulative interest rate sensitivity gap    $ (7,281)     $ (2,251)     $(6,085)     $(8,935)     $(7,566)     $ 5,602
                                            ========      ========      =======      =======      =======      =======
Percentage of cumulative gap
  to total assets                              (12.2)%       (3.8)%      (10.2)%      (15.0)%      (12.7)%       9.4%
                                            ========      ========      =======      =======      =======      =======
Cumulative ratio of interest-
  earning assets to interest-
  bearing liabilities                          67.73%       94.67%       87.57%       83.33%       85.89%     110.45%
                                            ========      ========      =======      =======      =======      =======

                                               (Footnotes are on following page)

--------------

(1) Loans receivable are gross of loans in process, deferred fees, unearned discounts, and allowance for loan losses.

(2) Adjustable-rate assets are included in the period in which interest rates are next scheduled to adjust rather than in the period in which they are due, and fixed-rate assets are included in the periods in which they are scheduled to mature, without reflecting scheduled amortization or any estimated prepayments.

(3) Although Ponchatoula's passbook, money market and NOW accounts are generally subject to immediate withdrawal, management considers a substantial amount of these accounts to be core deposits having significantly longer effective maturities based on Ponchatoula's retention of such deposits in changing interest rate environments. The decay rate used on these accounts was 20% per year over the first five years, which is faster than the actual withdrawals experienced by Ponchatoula in the last two years. If all of Ponchatoula's passbook, money market and NOW accounts had been assumed to be subject to repricing within one year, interest-bearing liabilities which were estimated to mature or reprice within one year would have exceeded interest-earning assets with comparable characteristics by $10.8 million or 18.1% of total assets.

(4) It is assumed that certificates of deposit will not be withdrawn prior to maturity.

      Management also presently monitors and evaluates the potential impact of interest rate changes upon the market value of Ponchatoula's portfolio equity on a quarterly basis, in an attempt to ensure that interest rate risk is maintained within limits established by the Board of Directors. The OTS adopted a final rule in August 1993 incorporating an interest rate risk component into the risk-based capital rules. Under the rule, an institution with a greater than "normal" level of interest rate risk will be subject to a deduction of its interest rate risk component from total capital for purposes of calculating the risk-based capital requirement, although the OTS has indicated that no institution will be required to deduct capital for interest rate risk until further notice. An institution with a greater than "normal" interest rate risk is defined as an institution that would suffer a loss of net portfolio value ("NPV") exceeding 2.0% of the estimated market value of its assets in the event of a 200 basis point increase or decrease in interest rates. NPV is the difference between incoming and outgoing discounted cash flows from assets, liabilities, and off-balance sheet contracts. A resulting change in NPV of more than 2% of the estimated market value of an institution's assets will require the institution to deduct from its risk-based capital 50% of that excess change. The rule provides that the OTS will calculate the interest rate risk component quarterly for each institution. Because a 200 basis point increase in interest rates would have resulted in less than a 2% decrease in Ponchatoula's NPV as a percentage of the estimated market value of its assets as of December 31, 1997, Ponchatoula would not have been subject to any capital deduction as of December 31, 1997 if the regulation had been effective as of such date. The following table presents Ponchatoula's NPV as of December 31, 1997, as calculated by the OTS, based on information provided to the OTS by Ponchatoula.

   Change in                                                        Change in
 Interest Rates          Net Portfolio Value      NPV as % of      NPV as % of
in Basis Points    ---------------------------  Portfolio Value  Portfolio Value
  (Rate Shock)     Amount   $ Change  % Change     of Assets      of Assets(1)
 --------------    ------   --------  --------    -----------    ---------------
                             (Dollars in Thousands)
      400          $4,591   $(2,047)   (30.8)%        8.0%          (3.4)%
      300           5,345    (1,293)   (19.5)         9.1           (2.1)
      200           5,946      (692)   (10.4)        10.0           (1.1)
      100           6,385      (253)    (3.8)        10.6            (.4)
   Static           6,638        --       --         11.0             --
     (100)          6,764       126      1.9         11.1             .2
     (200)          6,854       216      3.3         11.2             .4
     (300)          7,039       401      6.0         11.5             .7
     (400)          7,368       730     11.0         11.9            1.2

----------
(1) Based on the portfolio value of Ponchatoula's assets assuming no change in interest rates.

      As shown by the table above, increases in interest rates will result in declines in Ponchatoula's net portfolio value, while decreases in interest rates will result in increases in Ponchatoula's net portfolio value.

Changes in Financial Condition


      Ponchatoula's total assets decreased by 1.8% to $59.6 million at December 31, 1997 from $60.7 million at December 31, 1996, primarily due to a $2.2 million or 13.4% decline in mortgage-backed securities available for sale.


      At December 31, 1997, net loans and leases receivable (including loans held for sale) were $29.5 million or 49.5% of total assets. Of the total loan and lease portfolio, $23.6 million or 74.9% consisted of single-family residential loans or leases (including construction of single-family residences). Consumer loans accounted for $7.2 million or 22.9% of the total loan and lease portfolio at December 31, 1997, while the remainder of the portfolio consisted of $598,000 of commercial real estate loans and leases and $126,000 of unimproved land loans.

      Mortgage-backed securities and investment securities represented 41.2% and 4.4% of total assets, respectively, at December 31, 1997, and cash and cash equivalents amounted to 2.1% of total assets at such date.

      Non-performing assets have decreased from .83% of total assets at December 31, 1996 to .29% of total assets at December 31, 1997. Non-accruing single-family residential loans and leases represented 97.7% of the total non-performing assets at December 31, 1997. At December 31, 1997, Ponchatoula's allowance for loan and lease losses equaled $265,000, representing .84% of total loans and leases outstanding and 153.2% of total non-performing assets.

      Ponchatoula's total deposits decreased during 1997 to $42.1 million at December 31, 1997 from $44.4 million at December 31, 1996. Certificate accounts decreased by $728,000 or 2.3% during 1997, while transaction accounts decreased by $1.6 million or 12.9% during 1997. The decrease in total deposits is attributable to the increased competition which offers higher interest rates.

      Total stockholders' equity was $5.7 million at December 31, 1997, an increase of $292,000 from December 31, 1996. The increase was due to net income of $316,000 in 1997, less dividends of $105,000 combined with the change in unrealized gain (loss) on securities available for sale during 1997 of $66,000. The Mutual Holding Company waived the receipt of $320,000 in dividends during 1997 on the shares owned by it. As of December 31, 1997, the aggregate amount of dividends waived by the Mutual Holding Company was $783,000, which amount will be included as part of the liquidation account to be established for the benefit of Eligible Account Holders and Supplemental Eligible Account Holders upon consummation of the Conversion. See "The Conversion -Liquidation Rights."


Results of Operations

      Ponchatoula's net income increased by $170,000 or 116.4% in 1997 and decreased by $163,000 or 52.8% in 1996 over the respective prior periods. The fluctuation is primarily due to the $284,000 special SAIF assessment paid by Ponchatoula on September 30, 1996, which amounted to $187,000 on an after-tax basis. Excluding the after-tax effects of the special SAIF assessment in 1996, net income decreased by $17,000 or 5.1% in 1997 and increased by $24,000 or 7.8% in 1996 over the respective prior periods. The adjusted decrease for 1997 was primarily due to a $73,000 or 30.4% decline in the gain on sale of loans, partially offset by a $47,000 or 2.8% increase in net interest income. The adjusted increase for 1996 was primarily due to increases in net interest income, gain on sale of loans, and loan fees and service charges, partially offset by a $55,000 or 3.5% increase in total noninterest expenses (excluding the special SAIF assessment).


      Because the Company currently anticipates that it will take time to prudently deploy the new capital raised in the Conversion, the Company's return on equity initially is expected to be below the industry average after the Conversion. See "Risk Factors - Potential Low Return on Equity Following the Conversion; Uncertainty as to Future Growth Opportunities." The increase in net income shown under "Pro Forma Data" as a result of the investment of the net Conversion proceeds is not necessarily indicative of future results of operations.


      Net Interest Income

      Ponchatoula's net interest income is determined by its average interest rate spread (i.e., the difference between the average yields earned on its interest-earning assets and the average rates paid on its interest-bearing liabilities), the relative amounts of interest-earning assets and interest-bearing liabilities and the degree of mismatch in the maturity and repricing characteristics of its interest-earning assets and interest-bearing liabilities.

      With the decrease in market interest rates in 1997, Ponchatoula's average interest rate spread increased to 2.65% for 1997 from 2.54% for 1996, as the average yield on total interest-earning assets declined by 13 basis points compared to a decline of 24 basis points in the average rate paid on total interest-bearing liabilities. The benefit of this increased spread was partially offset by a decrease in the ratio of average interest-earning assets to average interest-bearing liabilities to 108.20% for 1997 from 109.01% for 1996.

      In 1996, the average interest rate spread declined to 2.54% from 2.73% in 1995, as the average yield on total interest-earning assets decreased by six basis points and the average rate paid on total interest-bearing liabilities increased by 13 basis points. The higher rate on interest-bearing liabilities in 1996 was due to an increase in the average balance of certificates of deposit. The lower spread in 1996 was more than offset by an increase in the ratio of average interest-earning assets to average interest-bearing liabilities to 109.01% from 108.75% for 1995.

      Net interest income increased by $47,000 or 2.8% in 1997 and by $39,000 or 2.4% in 1996, over the respective prior periods. The increases were due to increases in the average interest rate spread for 1997 and in the ratio of average interest-earning assets to average interest-bearing liabilities for 1996.

      Average Balances, Net Interest Income and Yields Earned and Rates Paid. The following table presents for the periods indicated the total dollar amount of interest income from Ponchatoula's average interest-earning assets and the resultant yields, as well as the interest expense on average interest-bearing liabilities, expressed both in dollars and rates, and the net interest margin. All average balances are based on monthly balances as daily balances are unavailable. Ponchatoula does not believe that the monthly averages differ significantly from what the daily averages would be.


                                                  1997                             1996                            1995
                                     ------------------------------   -----------------------------   ------------------------------
                                      Average               Yield/     Average               Yield/    Average               Yield/
                                      Balance   Interest    Rate(1)    Balance    Interest    Rate     Balance   Interest     Rate
                                     --------   --------   --------   --------    --------  -------   --------   --------   --------
                                                                          (Dollars In Thousands)
Interest-earning assets:
   Loans and leases receivable(2)   $ 28,403   $  2,429       8.55%   $ 27,597   $  2,384      8.64%  $ 27,129   $  2,348      8.65%
   Mortgage-backed securities         25,246      1,576       6.24      24,861      1,621      6.52     20,986      1,353      6.45
   Investment securities               2,469        145       5.87       2,293        155      6.76      2,356        138      5.86
   Other interest-earning assets       1,621         97       5.98       2,328        116      4.98      2,319        149      6.43
                                    --------   --------    -------    --------   --------   -------   --------   --------   -------
     Total interest-earning assets    57,739      4,247       7.36      57,079      4,276      7.49     52,790      3,988      7.55
                                               --------    -------               --------   -------              --------   -------

Noninterest-earning assets             1,591                             1,278                           1,279
                                    --------                          --------                        --------
     Total assets                   $ 59,330                          $ 58,357                        $ 54,069
                                    ========                          ========                        ========

Interest-bearing liabilities:
   Deposits                         $ 43,607      1,971       4.52    $ 44,733      2,158      4.82   $ 42,980      2,007      4.67
   FHLB advances                       9,755        544       5.58       7,630        433      5.67      5,562        335      6.02
                                    --------   --------    -------    --------   --------   -------   --------   --------   -------
     Total interest-bearing
       liabilities                    53,362      2,515       4.71      52,363      2,591      4.95     48,542      2,342      4.82
                                               --------    -------               --------   -------              --------   -------

Noninterest-bearing liabilities          391                               452                             241
                                    --------                          --------                        --------
     Total liabilities                53,753                            52,815                          48,783
Stockholders' equity                   5,577                             5,542                           5,286
                                    --------                          --------                        --------
     Total liabilities and
       stockholders' equity         $ 59,330                          $ 58,357                        $ 54,069
                                    ========                          ========                        ========

Net interest income; average
  interest rate spread                         $  1,732       2.65%              $  1,685      2.54%             $  1,646      2.73%
                                               ========    =======               ========   =======              ========   =======
Net interest margin(3)                                        3.00%                            2.95%                           3.12%
                                                           =======                          =======                         =======
Average interest-earning assets
  to average interest-bearing
  liabilities                                               108.20%                          109.01%                         108.75%
                                                           =======                          =======                         =======

----------

(1) At December 31, 1997, the weighted average yields earned and rates paid were as follows: loans and leases receivable, 7.99%; mortgage-backed securities, 6.40%; investment securities, 6.02%; other interest-earning assets, 5.68%, total interest-earning assets, 7.55%; deposits, 4.52%; FHLB advances, 5.85; total interest-bearing liabilities, 4.90%; and average interest rate spread, 2.65%.
(2)   Includes non-accruing loans and loans classified as held for sale.
(3)   Equals net interest income divided by average interest-earning assets.

      Rate/Volume Analysis

      The following table describes the extent to which changes in interest rates and changes in volume of interest-related assets and liabilities have affected Ponchatoula's interest income and expense during the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (change in volume multiplied by prior year rate), and (ii) changes in rate (change in rate multiplied by prior year volume). The combined effect of changes in both rate and volume has been allocated proportionately to the change due to rate and the change due to volume.

                                                                1997 vs. 1996                                1996 vs. 1995
                                                   --------------------------------------        -----------------------------------
                                                      Increase(Decrease)                          Increase(Decrease)
                                                           Due to                 Total                 Due to               Total
                                                   ----------------------       Increase         --------------------      Increase
                                                    Rate          Volume       (Decrease)         Rate         Volume     (Decrease)
                                                   -------       --------      ----------        ------        ------     ----------
                                                                                     (In Thousands)
Interest-earning assets:
   Loans and leases receivable(1)                   $ (23)         $  68          $  45          $ (3)         $  39          $  36
   Mortgage-backed securities                         (69)            24            (45)           15            253            268
   Investment securities                              (21)            11            (10)           21             (4)            17
   Other interest-earning assets                       21            (40)           (19)          (34)             1            (33)
                                                    -----          -----          -----          ----          -----          -----
     Total interest-earning assets                    (92)            63            (29)           (1)           289            288
                                                    -----          -----          -----          ----          -----          -----

Interest-bearing liabilities:
   Deposits                                          (134)           (53)          (187)           66             85            151
   FHLB advances                                       (8)           119            111           (20)           118             98
                                                    -----          -----          -----          ----          -----          -----
     Total interest-bearing liabilities              (142)            66            (76)           46            203            249
                                                    -----          -----          -----          ----          -----          -----

Increase (decrease) in net interest income          $  50          $  (3)         $  47          $(47)         $  86          $  39
                                                    =====          =====          =====          ====          =====          =====

----------
(1)   Includes loans classified as held for sale.

      Interest Income

      Interest on loans and leases increased by $45,000 or 1.9% in 1997 and by $36,000 or 1.5% in 1996 from the respective prior periods. The increases in 1997 and 1996 were due to increases of 2.9% and 1.7%, respectively, in the average balance of loans and leases receivable. The increase in the average balance in 1997 was the result of an increase in single-family residential loans and consumer loans, offset by a decrease in construction loans and single-family residential leases. The increase in the average balance in 1996 was due to increases in single-family residential loans, construction loans and consumer loans, offset by a significant decrease in single-family residential leases as Ponchatoula offered most of its lessees the option of converting their leases to loans in 1996. The increased average balances were partially offset by decreases in the average yield to 8.55% in 1997 from 8.64% in 1996 and 8.65% in 1997.

      Interest on mortgage-backed securities decreased by $45,000 or 2.8% in 1997 and increased by $268,000 or 19.8% in 1996 from the respective prior periods. The decrease in 1997 was due to a decrease in the average yield to 6.24% from 6.52% in 1996, partially offset by an increase of $385,000 or 1.5% in the average balance. The increase in 1996 is a result of a $3.9 million or 18.5% increase in the average balance of mortgage-backed securities over 1995 and, to a lesser extent, an increase of seven basis points in the average yield. In 1996 and 1995, the amount of mortgage-backed securities purchased exceeded the amount called or matured by $3.9 million and $4.0 million, respectively. However, in 1997 the amount of mortgage-backed securities purchased substantially declined, resulting in a decrease in the average balance. Because Ponchatoula implemented its strategy of having $10 million of mortgage-backed securities linked to FHLB advances in 1996, fewer mortgage-backed securities were purchased in 1997.

      Interest on investment securities decreased by $10,000 or 6.4% in 1997 and increased by $17,000 or 12.3% in 1996, from the respective prior periods. The decrease in 1997 was due to a decrease in the average yield to 5.87% from 6.76% in 1996, offset by an increase in the average balance of $176,000 or 7.7%. The increase in 1996 was due to an increase in the average yield to 6.76% from 5.86% in 1995, partially offset by a decrease in the average balance of investment securities of $63,000 or 2.7%. The fluctuation in the average yields was primarily due to the maturity in 1996 of higher yielding, two-year U.S. government agency securities, with the proceeds invested in similar securities with lower yields.

      Other interest income, which consists of interest on interest-bearing deposits in other institutions and dividends on FHLB stock, decreased by $19,000 or 16.4% in 1997 and by $33,000 or 22.1% in 1996 from the respective prior periods. The decrease in 1997 is the result of a $707,000 or 30.4% decrease in the average balance, partially offset by an increase in the average yield to 5.98% from 4.98% in 1996. The decrease in 1996 was due to a significant decrease in the average yield to 4.98% from 6.43% in 1995. The fluctuation in the average yields was due to changes in the yields on FHLB stock and interest-bearing deposits in other institutions.

      Total interest income decreased by $29,000 or .7% in 1997 and increased by $288,000 or 7.2% in 1996 from the respective prior periods. The decrease in 1997 was primarily attributable to the overall decrease of 13 basis points in the average yield, offset by an increase of $660,000 or 1.2% in the average balance. The increase in 1996 was the result of an increase of $4.3 million or 8.1% in the average balance of interest-earning assets, partially offset by a decrease in the average yield of six basis points.

      Interest Expense

      Interest on deposits decreased by $187,000 or 8.7% in 1997 and increased by $151,000 or 7.5% in 1996 from the respective prior periods. The decrease in 1997 was due to a decrease in the average balance of deposits of $1.1 million or 2.5% and a decrease in the average yield to 4.52% from 4.82% for 1996. The increase in 1996 was due to an increase in the average balance of $1.8 million or 4.1%, as well as an increase in the average rate paid of 15 basis points.

      Interest on FHLB advances increased by $111,000 or 25.6% in 1997 and by $98,000 or 29.3% in 1996. The increases in 1997 and 1996 were due to increases in the average balance of FHLB advances of $2.1 million for both years with the increases being slightly offset by decreases in the average yield to 5.58% in 1997 from 5.67% in 1996 and 6.02% in 1995. Specific mortgage-backed securities, with a fair value of $11.7 million, were pledged to the FHLB as collateral securing the advances at December 31, 1997.

      Provision for (Recovery of) Loan and Lease Losses

      Provision for (recovery of) loan and lease losses was $(16,000), $3,000 and $(6,000) for 1997, 1996 and 1995, respectively. These provisions were based upon, among other variables, non-accruing loans totaling $173,000, $365,000 and $434,000 at December 31, 1997, 1996 and 1995, respectively. The recovery in 1997 was primarily due to the $192,000 or 52.6% decline in non-accruing loans during 1997.

      Noninterest Income

      Gains on sales of loans decreased by $73,000 or 30.4% in 1997 and increased by $30,000 or 14.3% in 1996, over the respective prior periods. The fluctuations are based primarily upon changes in the amount of loans sold. The decrease in the amount of loans sold in 1997 was primarily due to decreased loan demand. The amounts of loans sold were $8.7 million in 1997, $9.9 million in 1996 and $6.5 million in 1995. At the time the loan is sold, income is recognized in the amount of loan fees that were deferred at the time of origination. Because Ponchatoula has decided to retain at least a portion of newly originated, 30-year fixed-rate mortgages commencing February 1998, it is expected that the amount of loans sold and the related gains on sales will decline.

      Loan fees and service charges increased by $3,000 or 1.6% in 1997 and by $29,000 or 18.5% during 1996. These increases are attributable to more in-house loans being originated and an increase in late charges on mortgage and consumer loans.


      Other income, which primarily consists of service fees on deposit accounts and withdrawal penalties on certificates of deposit, increased by $9,000 or 112.5% in 1997 and decreased by $3,000 or 27.3% in 1996 from the respective prior periods.


      Noninterest Expenses

      Compensation and benefits increased by $51,000 or 6.2% in 1997 and by $25,000 or 3.2% in 1996 over the respective prior periods. The increase in 1997 is primarily attributable to an increase in salaries of $27,000 or 4.7% and an increase in health insurance of $13,000 or 24.8%. The increase in 1996 was due primarily to an increase in salaries and officers compensation, the result of annual raises during 1996, as well as the addition of one full-time employee. At December 31, 1997 and 1996, Ponchatoula had 21 full-time employees and one part-time employee. For periods subsequent to the Conversion, the shares of Common Stock to be purchased by the ESOP and the 1998 Recognition Plan will result in additional compensation expense being recognized over periods of 10 and five years, respectively. Based on the assumptions set forth under "Pro Forma Data," the increased compensation expense before taxes is estimated to be $52,000 per year for each of the ESOP and the 1998 Recognition Plan at the maximum of the Estimated Valuation Range. However, the amount for the ESP may vary significantly depending upon the impact of SOP 93-6. See "Risk Factors - Increased Compensation Expense After the Conversion." In addition, the exercise of compensatory or non-qualified stock options in the future would result in additional compensation expense for federal income tax purposes (but not for financial statement purposes) equal to the difference between the aggregate market value of the Common Stock received and the aggregate exercise price.

      Occupancy and equipment expense decreased by $11,000 or 7.3% in 1997 and by $1,000 or .7% in 1996, compared to the respective prior periods. As of 1997, all new assets purchased are being depreciated using the straight-line method instead of accelerated methods. As a result, depreciation expense decreased by $13,000 or 31.6% in 1997. During 1996, depreciation expense decreased by $9,000 or 17.3% as a result of certain assets becoming fully depreciated in 1995 and less assets acquired during 1996.

      Federal insurance premiums decreased by $353,000 or 93.9% in 1997 and increased by $279,000 or 287.6% in 1996, compared to the respective prior periods. These fluctuations were primarily due to the special SAIF assessment imposed on all SAIF-insured institutions as of September 30, 1996, which amounted to $284,000 on a pre-tax basis for Ponchatoula. Excluding this special SAIF assessment, federal insurance premiums decreased by $69,000 or 75.0% in 1997 and by $5,000 or 5.2% in 1996 over the respective prior periods. The decrease in 1997 reflects a decrease in the deposit insurance assessment rates as of January 1, 1997. In addition, average outstanding deposits decreased by 2.5% in 1997 and increased by 4.1% in 1996.

      Ponchatoula incurred $27,000 of net real estate owned expense in 1997 after recognizing net income from its real estate owned of $3,000 in 1996 and $11,000 in 1995. Net (gains) losses on the sale of real estate owned which are included in such expense amounted to $23,000, $(7,000) and $(17,000) in 1997, 1996, and 1995, respectively.

      Other expenses, which consist of professional fees, data processing fees, postage and supplies and other miscellaneous items, decreased by $7,000 or 1.2% in 1997 and increased by $28,000 or 5.2% in 1996. The decrease in 1997 was a result of a decrease in professional fees and data processing fees, offset by an increase in postage and supplies and other expenses. The increase in 1996 was a result of an increase in professional fees and other expenses, offset by a reduction in the data processing fees.

      Total noninterest expenses decreased by $290,000 or 15.2% in 1997 and increased by $339,000 or 21.6% in 1996 over the respective prior periods. These fluctuations were primarily due to the $284,000 special SAIF assessment in 1996. Excluding the special SAIF assessment, total noninterest expenses decreased by $6,000 or .4% in 1997 and increased by $55,000 or 3.5% in 1996 over the respective prior periods.

      Federal Income Taxes

      Federal income taxes increased by $125,000 or 208.3% in 1997 and decreased by $90,000 or 60.0% in 1996, compared to the respective prior periods. The increase in 1997 resulted from a 143.2% increase in pre-tax income and an increase in the effective tax rate to 36.9% in 1997 from 29.1% in 1996. See Note 10 of Notes to Financial Statements. The decrease in 1996 resulted primarily from a 55.1% decrease in pre-tax income.

Liquidity and Capital Resources

      Ponchatoula is required under applicable federal regulations to maintain specified levels of "liquid" investments in qualifying types of U.S. Government, federal agency and other investments having maturities of five years or less. Current OTS regulations require that a savings institution maintain liquid assets of not less than 4% of its average daily balance of net withdrawable deposit accounts and borrowings payable in one year or less. Ponchatoula's liquidity amounted to 7.5% and 7.3% at December 31, 1997 and 1996, respectively.

      In 1997, cash was provided by Ponchatoula's operating activities by net income and the sale of loans in excess of the amount of loans originated for sale. In 1996, cash was used by Ponchatoula's operating activities as the loans originated for sale exceeded the amount of loans sold. Other adjustments to reconcile net income to net cash provided by operations during 1997 and 1996 consisted primarily of net amortization of premiums on securities, depreciation, and increases or decreases in various receivable and payable accounts. The primary investing activities of Ponchatoula are the origination of loans and the purchase of mortgage-backed securities and investment securities. In 1997, investing activities provided $184,000 of cash, as the amount of mortgage-backed securities maturing or called exceeded the amount purchased by $2.2 million, offset by a $1.8 million increase in loans and leases. In 1996, investing activities used $4.3 million of cash, as the amount of mortgage-backed securities purchased exceeded the amount maturing by $3.9 million and loans and leases increased by $432,000. The primary financing activities in 1997 and 1996 consisted of deposits and FHLB advances. Financing activities used $1.6 million of cash in 1997 and provided $3.9 million of cash in 1996. Overall, cash and cash equivalents declined by $44,000 and $946,000 in 1997 and 1996, respectively. See the Statements of Cash Flows in the Financial Statements.

      At December 31, 1997, Ponchatoula had unfunded loan commitments and lines of credit aggregating $463,000. At the same date, scheduled maturities of certificates of deposit during the succeeding 12 months amounted to $28.6 million. Management of Ponchatoula believes that Ponchatoula has adequate resources to fund all of its commitments and that it can adjust the rates on certificates of deposit to retain deposits in changed interest rate environments. If Ponchatoula requires funds beyond its internal funding capacities, advances from the FHLB of Dallas are available as an additional source of funds.

      Under applicable OTS regulations, Ponchatoula is required to maintain regulatory capital sufficient to meet tangible, core and risk-based capital ratios of at least 1.5%, 3.0% and 8.0%, respectively. At December 31, 1997, Ponchatoula had tangible, core and risk-based capital ratios of 9.68%, 9.68% and 23.69%, respectively. See Note 14 of Notes to Financial Statements.

      Assuming the sale of Common Stock at the midpoint of the Estimated Valuation Range, the Company's ratio of equity to assets would be 20.3% on a pro forma basis at December 31, 1997. Both the Company and Ponchatoula will be well-capitalized upon consummation of the Conversion. The Company anticipates that the net Conversion proceeds contributed to Ponchatoula will initially increase Ponchatoula's liquidity.


Impact of Inflation and Changing Prices

      The financial statements and related financial data presented herein have been prepared in accordance with generally accepted accounting principles, which generally require the measurement of financial position and operating results in terms of historical dollars, without considering changes in relative purchasing power over time due to inflation. Unlike most industrial companies, virtually all of Ponchatoula's assets and liabilities are monetary in nature. As a result, interest rates generally have a more significant impact on Ponchatoula's performance than does the effect of inflation.

The Year 2000


      Ponchatoula has reviewed its computer and data processing issues relating to the Year 2000. Management believes that most of Ponchatoula's hardware and terminals will not need to be replaced but that the software will need to be upgraded. Ponchatoula's data processing is handled by an independent third party data center, and management is monitoring the data center's progress and timetable to resolving issues relating to the Year 2000. If the data center is able to become Year 2000 compliant in a timely manner, then management believes that issues related to the Year 2000 will not have a material adverse effect on the Company's liquidity, capital resources or consolidated results of operations. Ponchatoula currently expects to be Year 2000 compliant by the end of 1998.

      In the event the third party data center is unable to become Year 2000 compliant in a timely manner, Ponchatoula is in the process of establishing a contingency plan to switch to another data center. While the costs of switching to another data center have not yet been quantified, management currently does not believe that such costs would have a material adverse effect on the Company's liquidity, capital resources or consolidated results of operations.


                                    BUSINESS

Lending Activities

      General. At December 31, 1997, Ponchatoula's net loans and leases receivable (including loans classified as held for sale) totalled $29.5 million, which represented 49.5% of Ponchatoula's $59.6 million of total assets at that date. The principal lending activity of Ponchatoula is the origination of single-family residential loans, consumer loans and, to a lesser extent, construction loans. At December 31, 1997, $20.1 million or 63.9% of Ponchatoula's total loans and leases (including loans held for sale) consisted of single-family residential loans. Consumer loans totalled $7.2 million at such date, representing 22.8% of the total loan and lease portfolio and 12.8% of total assets. Commercial real estate loans and unimproved land loans aggregated $647,000 at December 31, 1997.

      The types of loans that Ponchatoula may originate are subject to federal and state laws and regulations. Interest rates charged by Ponchatoula on loans are affected principally by the demand for such loans and the supply of money available for lending purposes and the rates offered by its competitors. These factors are, in turn, affected by general and economic conditions, the monetary policy of the federal government, including the Federal Reserve Board, legislative and tax policies, and governmental budgetary matters.

      A federal savings institution generally may not make loans to one borrower and related entities in an amount which exceeds 15% of its unimpaired capital and surplus, although loans in an amount equal to an additional 10% of unimpaired capital and surplus may be made to a borrower if the loans are fully secured by readily marketable securities. At December 31, 1997, Ponchatoula's limit on loans-to-one borrower was $860,000 and its five largest loans or groups of loans-to-one borrower, including related entities, aggregated $522,000, $265,000, $220,000, $184,000 and $179,000. All of Ponchatoula's five largest loans or groups of loans were performing in accordance with their terms at December 31, 1997. The $522,000 borrowing relationship consists of 14 loans, including a $168,000 loan secured by the borrower's personal residence and $354,000 of loans secured by 13 single-family rental properties.

      Loan and Lease Portfolio Composition. The following table sets forth the composition of Ponchatoula's loan and lease portfolio by type of loan at the dates indicated.

                                                                    December 31,
                                            -----------------------------------------------------------
                                                   1997                 1996                 1995
                                            -----------------    -----------------    -----------------
                                             Amount        %      Amount        %      Amount      %
                                            -------   -------    -------   -------    -------   -------
                                                              (Dollars in Thousands)
Real estate loans:
  Single-family residential(1)              $20,111      63.9%   $19,159      62.9%   $17,666      60.1%
  Construction(2)                             3,228      10.3      3,820      12.5      3,041      10.3
  Commercial real estate                        521       1.6         52        .2         56        .2
  Land                                          126        .4        158        .5        197        .7
                                            -------   -------    -------   -------    -------   -------
     Total real estate loans                 23,986      76.2     23,189      76.1     20,960      71.3
                                            -------   -------    -------   -------    -------   -------
Consumer loans:
  Home equity and improvement                 4,411      14.0      4,275      14.0      3,517      12.0
  Loans secured by savings accounts             824       2.6        841       2.8        870       3.0
  Automobile                                    611       2.0        414       1.4        419       1.4
  Mobile home                                   257        .8        182        .6         87        .3
  Other                                       1,072       3.4      1,100       3.6      1,157       3.9
                                            -------   -------    -------   -------    -------   -------
     Total consumer loans                     7,175      22.8      6,812      22.4      6,050      20.6
                                            -------   -------    -------   -------    -------   -------
     Total loans                             31,161      99.1     30,001      98.5     27,010      91.9
                                            -------   -------    -------   -------    -------   -------
Leases receivable(3):
 Single-family residential leases               224        .7        380       1.2      2,285       7.8
 Commercial real estate leases                   77        .3         79        .3         78        .3
                                            -------   -------    -------   -------    -------   -------
    Total leases                                301       1.0        459       1.5      2,363       8.1
                                            -------   -------    -------   -------    -------   -------
    Total loans and leases                   31,462     100.0%    30,460     100.0%    29,373     100.0%
                                                      =======               =======             =======
Less:
 Loans in process                             1,706                1,721                1,450
 Deferred loan origination fees                   8                   17                   17
 Allowance for loan and lease losses            265                  282                  280
                                            -------              -------              -------
      Net loans and leases                  $29,483              $28,440              $27,626
                                            =======              =======              =======

----------
(1)   At December 31, 1997, 1996 and 1995, includes $318,000, $699,000 and
      $440,000 of loans classified as held for sale, respectively, and second mortgages of $164,000, $317,000 and $398,000, respectively.

(2) At December 31, 1997, 1996 and 1995, includes $1.1 million, $1.6 million and $1.3 million of loans classified as held for sale, respectively. Consists solely of single-family residential construction loans.

(3) Consists of bond for deed contracts in which Ponchatoula retains title to the property until all payments are made on the contract.

      Contractual Terms to Final Maturities. The following table sets forth certain information at December 31, 1997 regarding the dollar amount of loans and leases maturing in Ponchatoula's portfolio, based on the contractual date of the loan's or lease's final maturity, before giving effect to net items. Demand loans, loans having no stated schedule of repayments and no stated maturity, and overdrafts are reported as due in one year or less. Amounts shown below do not reflect normal principal amortization; rather, the balance of each loan or lease outstanding at December 31, 1997 is shown in the appropriate year of the loan's or lease's final maturity.

                                                                                                      Due More
                                                               Due 3-5     Due 5-10     Due 10-15     Than 15
                                                             Years After  Years After  Years After  Years After
                                 1998      1999      2000     12/31/97     12/31/97     12/31/97      12/31/97    Total
                                 ----      ----      ----     --------     --------     --------      --------    -----
                                                                  (In Thousands)

Single-family residential
 loans                         $   67      $ 42      $145      $  340      $2,401        $14,403      $2,713     $20,111
Single-family residential
 leases                             1         3        --           7          97             81          35         224
Commercial real estate
loans and leases                   --       255        --          --          47            219          77         598
Construction loans              3,228        --        --          --          --             --          --       3,228
Land loans                          2         5         6           3         110             --          --         126
Consumer loans                  1,305       324       641       1,097         797          3,011          --       7,175
                               ------      ----      ----      ------      ------        -------      ------     -------
    Total(1)                   $4,603      $629      $792      $1,447      $3,452        $17,714      $2,825     $31,462
                               ======      ====      ====      ======      ======        =======      ======     =======

----------
(1) Gross of loans in process, deferred loan origination fees and the allowance for loan and lease losses.

      The following table sets forth the dollar amount of all loans and leases, before net items, due after one year from December 31, 1997 as shown in the preceding table, which have fixed interest rates or which have floating or adjustable interest rates.

                                           Fixed      Floating or
                                           Rates    Adjustable Rates     Total
                                           -----    ----------------     -----
                                                     (In Thousands)
Single-family residential
 loans                                    $10,596         $9,448         $20,044
Single-family residential
 leases                                       142             81             223
Commercial real estate
 loans and leases                             521             77             598
Land loans                                     --            124             124
Consumer loans                              5,755            115           5,870
                                          -------         ------         -------
    Total                                 $17,014         $9,845         $26,859
                                          =======         ======         =======

      Scheduled contractual maturities of loans do not reflect the actual expected term of Ponchatoula's loan and lease portfolio. The average life of loans and leases is substantially less than their average contractual terms because of prepayments and due-on-sale clauses, which give Ponchatoula the right to declare a conventional loan immediately due and payable in the event, among other things, that the borrower sells the real property subject to the mortgage and the loan is not repaid. The average life of mortgage loans tends to increase when current mortgage loans rates are higher than rates on existing mortgage loans and, conversely, decrease when rates on existing mortgage loans are lower than current mortgage loan rates (due to refinancing of adjustable-rate and fixed-rate loans at lower rates). Under the latter circumstance, the weighted average yield on loans decreases as higher yielding loans are repaid or refinanced at lower rates.

      Origination, Purchase and Sale of Loans. The lending activities of Ponchatoula are subject to the written, non-discriminatory, underwriting standards and loan origination procedures established by Ponchatoula's Board of Directors and management. Loan originations are obtained by a variety of sources, including referrals from real estate brokers, developers, builders, existing customers, newspaper, radio and walk-in customers. Loan applications are taken by lending personnel, and the loan department supervises the procurement of credit reports, appraisals and other documentation involved with a loan. Property valuations are generally performed by independent outside appraisers approved by Ponchatoula's Board of Directors. Title and hazard insurance are required on all security property.

      Ponchatoula's loan approval process is intended to assess the borrower's ability to repay the loan, the viability of the loan and the adequacy of the value of the property that will secure the loan. A loan application file is first reviewed by a loan officer. If the mortgage loan is to be retained in Ponchatoula's portfolio, it must be approved by either the Board of Directors or the Executive Committee. If the mortgage loan is being originated for sale into the secondary market, the manager of the mortgage loan department may approve the loan after obtaining a written commitment from an investor in the secondary market to purchase the loan upon origination. With respect to consumer loans, the consumer loan manager has the authority to approve unsecured loans up to $10,000 and secured loans up to $50,000. Consumer loans in excess of these amounts must be approved by either the Board of Directors or the Executive Committee.

      Historically, prior to 1990, Ponchatoula had originated substantially all of the loans in its portfolio and held them until maturity. However, beginning in October 1990, Ponchatoula began selling all of its newly-originated fixed-rate residential mortgage loans in the secondary market in order to manage its interest rate risk. The residential loans are generally made on terms, conditions and documentation which permit the sale to the Federal Home Loan

Mortgage Corporation ("FHLMC"), the Federal National Mortgage Association ("FNMA"), the Government National Mortgage Association ("GNMA") and other institutional investors in the secondary market. Loans originated with the intention of being sold are accounted for as "loans held for sale" and are carried on the statement of financial condition at the lower of cost or estimated market value in the aggregate. The amount of loans sold totalled $8.7 million, $9.9 million and $6.5 million in 1997, 1996 and 1995, respectively. At December 31, 1997, the amount of loans held for sale was $1.4 million. Because Ponchatoula has decided to retain at least a portion of newly originated, 30-year fixed-rate mortgages commencing February 1998, it is expected that the amount of loans sold or held for sale will decline.

      Ponchatoula has entered into agreements with outside third parties to sell loans that it originates on a servicing released basis. The origination of the loans are not approved by Ponchatoula until it has obtained a written commitment from a third party to purchase the loan when it is originated. Ponchatoula may be required to repurchase a loan if it becomes 60 days or more delinquent within four to six months following the date of sale, as specified in the agreement, or if any representations and warranties regarding the loans are not accurate. The total amount of loans sold with recourse to Ponchatoula pursuant to these agreements totalled $2.4 million at December 31, 1997. As of December 31, 1997, Ponchatoula has not been required to repurchase any of the loans sold with recourse, and as a result no allowance for losses has been established with respect to these loans.

      Ponchatoula has not sold loans on a servicing retained basis since 1984, when it sold loans to the FHLMC. At December 31, 1997, Ponchatoula was servicing $91,000 of loans for others.

      Historically, Ponchatoula has not purchased loans or participation interests in loans (excluding mortgage-backed securities), and Ponchatoula does not currently intend to become an active purchaser of loans in the foreseeable future.

      The following table shows total loans and leases originated, sold and repaid during the periods indicated. No loans have been purchased during the periods shown.

                                                     Year Ended December 31,
                                                 -------------------------------
                                                    1997        1996       1995
                                                 --------     -------    -------
                                                          (In Thousands)
Loan and lease originations:
  Single-family residential:
    Loans for portfolio                          $  4,348     $ 4,393    $ 3,678
    Loans for sale                                  7,835      10,464      7,018
    Leases                                             --          --        100
  Construction(1)                                     941       1,450        927
  Commercial real estate                              474          --         --
  Consumer                                          4,007       4,106      3,478
                                                 --------     -------    -------
    Total loans and leases originated              17,605      20,413     15,201
                                                 --------     -------    -------
Sales and principal reductions:
  Loans sold                                        8,711       9,940      6,527
  Loan principal reductions                         7,652       9,747      8,758
  Lease principal reductions                          158         185        322
                                                 --------     -------    -------
    Total loans sold and principal reductions      16,521      19,872     15,607
                                                 --------     -------    -------
Increase (decrease) due to other items, net(2)        (41)        273      1,286
                                                 --------     -------    -------
Net increase in loan portfolio                   $  1,043     $   814    $   880
                                                 ========     =======    =======

----------
(1)   Consists solely of single-family residential construction loans.

(2) Other items, net include the increase relating to loans in process, deferred loan origination fees and the allowance for loan and lease losses.

      Single-Family Residential Real Estate Loans. Historically, Ponchatoula has concentrated its lending activities on the origination of loans secured primarily by first mortgage liens on existing single-family residences. At December 31, 1997, $19.9 million or 63.4% of Ponchatoula's total loan and lease portfolio consisted of such loans (including loans held for sale but excluding leases receivable and construction loans). In addition, single-family residential loans included $164,000 of second mortgages at December 31, 1997, representing .5% of the total loan and lease portfolio at such date.

      Ponchatoula originates long-term, fixed-rate single-family residential loans in order to provide a full range of products to its customers, but generally only under terms, conditions and documentation which permit the sale thereof in the secondary market. From 1982 to 1994, all of the newly-originated, fixed-rate single-family residential loans were classified as held for sale. The amount of such originations totalled $7.8 million, $10.5 million and $7.0 million in 1997, 1996 and 1995, respectively, and the amount of such loans sold totalled $8.7 million, $9.9 million and $6.5 million in 1997, 1996 and 1995, respectively. At December 31, 1997, approximately $10.6 million or 52.7% of the permanent single-family residential loans in Ponchatoula's loan portfolio (including loans held for sale) consisted of loans which provide for fixed rates of interest. Although these loans provide for repayments of principal over a fixed period of up to 30 years, it is Ponchatoula's experience that such loans remain outstanding for a substantially shorter period of time.

      In 1995, Ponchatoula began offering 15-year fixed-rate residential mortgage loans for retention in its portfolio. These fixed-rate loans retained in the portfolio have interest rates of 8% or above as of December 31, 1997 and a loan-to-value ("LTV") ratio of 70% or below. Commencing February 1998, Ponchatoula amended its policy to provide for the retention of 30-year, fixed-rate residential mortgage loans, with such loans to be funded with long-term FHLB advances.

      From 1982 to 1994, Ponchatoula emphasized for its portfolio single-family residential mortgage loans which provide for periodic adjustments to the interest rate. The loans emphasized by Ponchatoula during this period had 15- to 30-year terms and an interest rate which adjusts every year in accordance with a designated index (currently the weekly average yield on U.S. Treasury securities adjusted to a constant comparable maturity of one year, as made available by the Federal Reserve Board). Ponchatoula generally does not offer discounted interest rates on its ARMs. There is a cap on the amount of any increase or decrease in the interest rate per year, and various caps, depending on when the loan was originated, on the amount which the interest rate can increase or decrease over the life of the loan. Ponchatoula's adjustable-rate loans currently being originated are not assumable and do not contain prepayment penalties. Ponchatoula has not engaged in the practice of using a cap on the payments that could allow the loan balance to increase rather than decrease, resulting in negative amortization, although it has on a limited basis extended the maturity of the loan. Approximately $9.5 million or 47.3% of the permanent single-family residential loans in Ponchatoula's loan and lease portfolio at December 31, 1997 (including loans held for sale) had adjustable interest rates.

      The demand for adjustable-rate loans in Ponchatoula's primary market area has been a function of several factors, including the level of interest rates, the expectations of changes in the level of interest rates and the difference between the interest rates and loan fees offered for fixed-rate loans and adjustable-rate loans. The relative amount of fixed-rate and adjustable-rate residential loans that can be originated at any time is largely determined by the demand for each in a competitive environment. Due to the generally lower rates of interest prevailing in recent periods, Ponchatoula's originations of adjustable-rate, single-family residential loans decreased as consumer preference for fixed-rate loans increased.

      Adjustable-rate loans decrease the risks associated with changes in interest rates but involve other risks, primarily because as interest rates rise, the payment by the borrower rises to the extent permitted by the terms of the loan, thereby increasing the potential for default. At the same time, the marketability of the underlying property may be adversely affected by higher interest rates. Ponchatoula believes that these risks, which have not had a material adverse effect on Ponchatoula to date, generally are less than the risks associated with holding fixed-rate loans in an increasing interest rate environment. In addition, Ponchatoula minimizes the credit risks associated with ARMs by (i) imposing a maximum LTV ratio of 75% on such loans and (ii) requiring that the borrower's payments based on the initial interest rate not exceed 20% of the borrower's income.

      Ponchatoula is permitted to lend up to 100% of the appraised value of the real property securing a residential loan; however, if the amount of a residential loan originated or refinanced exceeds 90% of the appraised value, Ponchatoula is required by federal regulations to obtain private mortgage insurance on the portion of the principal amount that exceeds 80% of the appraised value of the security property. Pursuant to underwriting guidelines adopted by the Board of Directors, Ponchatoula will lend up to 95% of the appraised value of the property securing a fixed-rate, single-family residential loan which is being originated for sale, and generally requires borrowers to obtain private mortgage insurance on the portion of the principal amount of the loan that exceeds 80% of the appraised value of the security property. The maximum LTV ratio for ARMs is 75% of the appraised value of the property.

      Ponchatoula generally requires title insurance insuring the priority and validity of its mortgage lien, as well as fire and extended coverage casualty insurance in order to protect the properties securing its residential and other mortgage loans. Borrowers may be required to advance funds, with each monthly payment of principal and interest, to a loan escrow account from which Ponchatoula makes disbursements for items such as real estate taxes, hazard insurance premiums and mortgage insurance premiums as they become due. The properties securing all of Ponchatoula's mortgage loans are appraised by independent appraisers approved by the Board of Directors.

      Construction Loans. Ponchatoula makes construction loans to individuals for the construction of their residences, provided that the borrower has also been approved for permanent financing in accordance with Ponchatoula's underwriting policies for single-family residential loans. The funds are disbursed as various phases of the construction are completed, subject to written approval of on-site inspections by building inspectors. Upon completion of the construction, the loan is transferred to permanent financing status. If the permanent financing is at a fixed interest rate, the loan is generally sold into the secondary market upon completion of the construction pursuant to a written commitment obtained prior to origination of the construction loan. At December 31, 1997, construction loans amounted to $3.2 million or 10.3% of Ponchatoula's total loan and lease portfolio (including loans held for sale).

      Construction lending is generally limited to Ponchatoula's primary lending area. Construction loans are structured to be converted to permanent loans at the end of the construction phase, which typically does not exceed six months. Construction loans have rates and terms which generally match the non-construction loans then offered by Ponchatoula, except that during the construction phase the borrower only pays interest on the loan. Advances are made on a percentage of completion basis. Construction loans are underwritten pursuant to the same general guidelines used for originating permanent loans. Construction financing is generally considered to involve a higher degree of risk of loss than long-term financing on improved, owner-occupied real estate because of the uncertainties of construction, including the possibility of costs exceeding the initial estimates and the need to obtain a tenant or purchaser if the property will not be owner-occupied. Ponchatoula generally attempts to mitigate the risks associated with construction lending by, among other things, lending primarily in its market area and using low loan-to-value ratios in the underwriting process.

      Consumer Loans. Subject to restrictions contained in applicable federal laws and regulations, Ponchatoula is authorized to make loans for a wide variety of personal or consumer purposes. At December 31, 1997, $7.2 million or 22.8% of Ponchatoula's total loan and lease portfolio (including loans held for sale) consisted of consumer loans.

      Ponchatoula originates consumer loans in order to provide a full range of financial services to its customers and because such loans generally have shorter terms and higher interest rates than residential mortgage loans. The consumer loans offered by Ponchatoula include home equity and improvement loans, loans secured by deposit accounts in Ponchatoula, automobile loans, mobile home loans and other miscellaneous loans. In addition, Ponchatoula began offering home equity lines of credit in November 1995.

      Home equity and improvement loans are originated by Ponchatoula for up to 80% of the appraised value, less the amount of any existing prior liens on the property. Ponchatoula secures the loan with a mortgage on the property (generally a second mortgage) and will originate the loan even if another institution holds the first mortgage. Second mortgages originated through the consumer loan department generally have fixed interest rates and shorter terms than the second mortgages originated through the mortgage loan department, which are included in single-family residential loans. The loans have a maximum term of 12 years. Ponchatoula has increased its emphasis on these loans in recent years. The home equity lines of credit have a 10-year term and an interest rate equal to the prime rate published in the Wall Street Journal plus 1%, adjustable monthly. At December 31, 1997, home equity and improvement loans totalled $4.4 million or 14.1% of Ponchatoula's total loan and lease portfolio (including loans held for sale).

      Ponchatoula offers loans secured by deposit accounts in Ponchatoula, which amounted to $824,000 or 2.6% of Ponchatoula's total loan and lease portfolio (including loans held for sale) at December 31, 1997. Such loans are originated for up to 100% of the account balance, with a hold placed on the account restricting the withdrawal of the account balance. The interest rate on the loan is equal to the interest rate paid on the account plus 2.5%.

      Ponchatoula offers automobile loans on both new and used vehicles, with most of the loans secured by used vehicles. The automobile loans have terms of up to five years and have fixed interest rates. Automobile loans amounted to $611,000 or 2.0% of the total loan and lease portfolio (including loans held for sale) at December 31, 1997, compared to $414,000 at December 31, 1996.

      Ponchatoula originates mobile home loans, which have increased in recent years to $257,000 or .8% of the total loan and lease portfolio (including loans classified as held for sale) at December 31, 1997 from $87,000 or .3% of the total loan and lease portfolio (including loans held for sale) at December 31, 1995.

      Other consumer loans primarily consist of unsecured loans and loans secured by personal property. These loans amounted to $1.1 million or 3.4% of the total loan and lease portfolio (including loans held for sale) at December 31, 1997.

      Consumer loans generally have shorter terms and higher interest rates than mortgage loans but generally involve more credit risk than mortgage loans because of the type and nature of the collateral and, in certain cases, the absence of collateral. In addition, consumer lending collections are dependent on the borrower's continuing financial stability, and thus are more likely to be adversely affected by job loss, divorce, illness and personal bankruptcy. In most cases, any repossessed collateral for a defaulted consumer loan will not provide an adequate source of repayment of the outstanding loan balance because of improper repair and maintenance of the underlying security. The remaining deficiency often does not warrant further substantial collection efforts against the borrower. Ponchatoula believes that the generally higher yields earned on consumer loans compensate for the increased credit risk associated with such loans and that consumer loans are important to its efforts to increase rate sensitivity, shorten the average maturity of its loan portfolio and provide a full range of services to its customers.

      Commercial Real Estate and Land Loans. At December 31, 1997, $521,000 or 1.6% and $126,000 or .4% of Ponchatoula's total loan and lease portfolio (including loans held for sale) consisted of commercial real estate loans and land loans, respectively. At December 31, 1997, Ponchatoula's commercial real estate loan portfolio consisted of three loan secured by real estate located within Ponchatoula's market area, consisting of a health club, a church and a retail establishment. The loans secured by the health club and church are fixed-rate loans, and the loan secured by the retail establishment has an interest rate which adjusts annually. At December 31, 1997, Ponchatoula had 14 land loans secured by unimproved property located within Ponchatoula's market area. The average balance of Ponchatoula's land loans was approximately $9,000 at December 31, 1997.

      Commercial real estate lending is generally considered to involve a higher degree of risk than single-family residential lending. Such lending typically involves large loan balances concentrated in a single borrower or groups of related borrowers. In addition, the payment experience on loans secured by income-producing properties is typically dependent on the successful operation of the related real estate project and thus may be subject to a greater extent to adverse conditions in the real estate market or in the economy generally.

      Leases Receivable. At December 31, 1997, Ponchatoula had leases totalling $301,000 or .9% of the total loan and lease portfolio (including loans held for sale), a decrease of $158,000 from December 31, 1996. The leases receivable are bond for deed contracts in which Ponchatoula retains title to the property until all payments are made on the contract, at which time Ponchatoula transfers the title to the lessee. The lease terms range from 15 to 30 years, and the leases are classified as sales-type leases. During 1996, with respect to bond for deed contracts which met Ponchatoula's lending requirements, Ponchatoula offered the lessees the option of converting their leases to contract deed loans at which time title passed to the mortgagee. Ponchatoula has not originated any leases since 1995.

      All of Ponchatoula's leases receivable were originated in connection with the sale of real estate owned by Ponchatoula. Of the $301,000 of leases at December 31, 1997, $224,000 74.4% of the total leases were on single-family residences. The remaining amount consisted of one commercial real estate lease totalling $77,000 at December 31, 1997, which was originated more than 10 years ago. In order to facilitate the sale of the real estate owned, Ponchatoula offers up to 100% financing on the leases to qualified borrowers. At December 31, 1997, no leases were delinquent 90 days or more.

      From the lessee's standpoint, the lease receivable is very similar to a mortgage on the property, except that the title to the property is retained by Ponchatoula during the term of the lease. The lessee is responsible for the payment of property taxes and insurance on the property. The advantage of a lease receivable to Ponchatoula is that if the lessee defaults on the payments, Ponchatoula does not have to institute foreclosure proceedings to obtain title to the property.

      Loan Origination and Other Fees. In addition to interest earned on loans, Ponchatoula receives loan origination fees or "points" for originating loans. Loan points are a percentage of the principal amount of the mortgage loan and are charged to the borrower in connection with the origination of the loan.

      In accordance with SFAS No. 91, which deals with the accounting for non-refundable fees and costs associated with originating or acquiring loans, Ponchatoula's loan origination fees and certain related direct loan origination costs are offset, and the resulting net amount is deferred and amortized as interest income over the contractual life of the related loans as an adjustment to the yield of such loans. At December 31, 1997, Ponchatoula had $8,000 of loan fees which had been deferred and are being recognized as income over the contractual maturities of the related loans.

Asset Quality

      General. When a borrower fails to make a required payment on a loan, Ponchatoula attempts to cure the deficiency by contacting the borrower and seeking payment. Late charges are generally imposed following the tenth day after a payment is due. In most cases, deficiencies are cured promptly. If a delinquency extends beyond 30 days, the loan and payment history is reviewed and efforts are made to collect the loan. While Ponchatoula generally prefers to work with borrowers to resolve such problems, when the account becomes 90 days delinquent, Ponchatoula institutes foreclosure or other proceedings, as necessary, to minimize any potential loss.

      Loans are placed on non-accrual status when, in the judgment of management, the probability of collection of interest is deemed to be insufficient to warrant further accrual. When a loan is placed on non-accrual status, previously accrued but unpaid interest is deducted from interest income. As a matter of policy, Ponchatoula discontinues the accrual of interest income when the loan becomes 90 days past due as to principal or interest.

      Real estate acquired by Ponchatoula as a result of foreclosure or by deed-in-lieu of foreclosure and loans deemed to be in-substance foreclosed under generally accepted accounting principles are classified as real estate owned until sold. Pursuant to a statement of position ("SOP 92-3") issued by the AICPA in April 1992, which provides guidance on determining the balance sheet treatment of foreclosed assets in annual financial statements for periods ending on or after December 15, 1992, there is a rebuttable presumption that foreclosed assets are held for sale and such assets are recommended to be carried at the lower of fair value minus estimated costs to sell the property, or cost (generally the balance of the loan on the property at the date of acquisition). After the date of acquisition, all costs incurred in maintaining the property are expensed and costs incurred for the improvement or development of such property are capitalized up to the extent of their net realizable value. Ponchatoula's accounting for its real estate owned complies with the guidance set forth in SOP 92-3.

      Delinquent Loans and Leases. The following table sets forth information concerning delinquent loans and leases at December 31, 1997, in dollar amount and as a percentage of Ponchatoula's total loan and lease portfolio. The amounts presented represent the total outstanding principal balances of the related loans and leases, rather than the actual payment amounts which are past due. At December 31, 1997, Ponchatoula had no commercial real estate loans, construction loans or land loans which were delinquent 30 or more days.

                            Single-Family
                             Residential        Consumer          Total
                          ----------------   --------------   --------------
                          Amount       %     Amount     %     Amount    %
                          ------    ------   ------  ------   ------  ------
                                         (Dollars in Thousands)
Loans and leases
 delinquent for:
  30 - 59 days            $  879       2.8%  $   32      .1%  $  911     2.9%
  60 - 89 days               192        .6        5      --      197      .6
  90 days and over           169        .5        4      --      173      .5
                          ------    ------   ------  ------   ------  ------
    Total delinquent
      loans and leases    $1,240(1)    3.9%  $   41      .1%  $1,281     4.0%
                          ======    ======   ======  ======   ======  ======

----------
(1)   Includes $13,000 of single-family residential leases.

      Non-Performing Assets. The following table sets forth the amounts and categories of Ponchatoula's non-performing assets at the dates indicated. Ponchatoula did not have any accruing loans 90 days or more delinquent or troubled debt restructurings at any of the dates presented.

                                                            December 31,
                                                   ----------------------------
                                                   1997        1996        1995
                                                   ----        ----        ----
                                                       (Dollars in Thousands)
Non-accruing loans and leases:
  Single-family residential(1)                     $169        $350        $434
  Consumer                                            4          15          --
                                                   ----        ----        ----
    Total non-accruing loans
      and leases                                    173         365         434
Real estate owned                                    --         141          --
                                                   ----        ----        ----
    Total non-performing assets                    $173        $506        $434
                                                   ====        ====        ====
Total non-performing loans and
  leases as a percentage of total
  loans and leases                                  .55%       1.38%       1.66%
                                                   ====        ====        ====
Total non-performing assets as a
  percentage of total assets                        .29%        .83%        .76%
                                                   ====        ====        ====

----------
(1) Includes $0, $62,000, and $104,000 of single-family residential leases at December 31, 1997, 1996 and 1995, respectively.


      If the non-accruing loans and leases at December 31, 1997 had been current in accordance with their terms during 1997, the gross interest income on such loans and leases would have been $15,200. No interest income on these non-accruing loans and leases was recorded in 1997.

      Classified Assets. Federal regulations require that each insured savings institution classify its assets on a regular basis. In addition, in connection with examinations of insured institutions, federal examiners have authority to identify problem assets and, if appropriate, classify them. There are three classifications for problem assets: "substandard," "doubtful" and "loss." Substandard assets have one or more defined weaknesses and are characterized by the distinct possibility that the insured institution will sustain some loss if the deficiencies are not corrected. Doubtful assets have the weaknesses of substandard assets with the additional characteristic that the weaknesses make collection or liquidation in full on the basis of currently existing facts, conditions and values questionable, and there is a high possibility of loss. An asset classified loss is considered uncollectible and of such little value that continuance as an asset of the institution is not warranted. Another category designated "special mention" also must be established and maintained for assets which do not currently expose an insured institution to a sufficient degree of risk to warrant classification as substandard, doubtful or loss. Assets classified as substandard or doubtful require the institution to establish general allowances for loan and lease losses. If an asset or portion thereof is classified loss, the insured institution must either establish specific allowances for loan losses in the amount of 100% of the portion of the asset classified loss, or charge-off such amount. General loss allowances established to cover possible losses related to assets classified substandard or doubtful may be included in determining an institution's regulatory capital, while specific valuation allowances for loan and lease losses do not qualify as regulatory capital. Federal examiners may disagree with an insured institution's classifications and amounts reserved.

      Exclusive of assets classified loss which have been fully reserved or charged-off, Ponchatoula's classified assets at December 31, 1997 consisted of $173,000 of assets classified as substandard, which represented .3% of total assets.

      Allowance for Loan and Lease Losses. Ponchatoula's loan and lease portfolio consists primarily of one-to-four family residential loans and, to a lesser extent, consumer loans, construction loans, and commercial real estate loans. Ponchatoula believes that there are no material elements of risk in its loan portfolio, and total nonperforming assets are closely monitored. The classification of assets policy is reviewed periodically by the Board of Directors. The loan loss allowance is maintained by management at a level considered adequate to cover possible losses that are currently anticipated based on the past three-year loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, general economic conditions, and other factors and estimates which are subject to change over time. Although management believes that it uses the best information available to make such determinations, future adjustments to allowances may be necessary, and net income could be significantly affected, if circumstances differ substantially from the assumptions used in making the initial determinations.

      The following table sets forth an analysis of Ponchatoula's allowance for loan and lease losses during the periods indicated.

                                                  Year Ended December 31,
                                            ----------------------------------
                                              1997         1996         1995
                                            --------      -------     --------
                                                   (Dollars in Thousands)
Total loans and leases
  outstanding at end of period(1)           $ 31,462      $30,460     $ 29,373
                                            ========      =======     ========
Average loans and leases
  outstanding(1)                            $ 28,403      $27,597     $ 27,129
                                            ========      =======     ========
Balance at beginning of period                   282          280          288
Charge-offs                                        1            1            2
 Recoveries                                       --           --           --
                                            --------      -------     --------
Net charge-offs                                    1            1            2
Recovery of allowance for losses                 (16)           3           (6)
                                            --------      -------     --------
Balance at end of period                    $    265      $   282     $    280
                                            ========      =======     ========
Allowance for loan and lease
  losses as a percent of total loans
  and leases outstanding                         .84%         .93%         .95%
                                            ========      =======     ========
Ratio of net charge-offs to
  average loans and leases
  outstanding                                    .00%         .00%         .01%
                                            ========      =======     ========

----------
(1) Total and average loans outstanding include loans classified as held for sale at or during the respective dates or periods.

      The following table presents the allocation of Ponchatoula's allowance for loan losses by type of loan at each of the dates indicated.

                                                                 December 31,
                                   -------------------------------------------------------------------------
                                            1997                     1996                      1995
                                   ----------------------    ---------------------    ----------------------
                                                   Loan                     Loan                      Loan
                                                 Category                 Category                  Category
                                     Amount       as a %      Amount       as a %       Amount       as a %
                                       of        of Total       of        of Total        of        of Total
                                   Allowance      Loans      Allowance     Loans      Allowance      Loans
                                   ---------     --------    ---------    --------    ----------    --------
                                                            (Dollars in Thousands)
One- to four-family residential       $ 262        63.9%       $ 279        62.9%       $ 277        60.1%
Construction                             --        10.3           --        12.5           --        10.3
Commercial real estate                   --         1.6           --          .2           --          .2
Land                                     --          .4           --          .5           --          .7
Consumer                                  3        22.8            3        22.4            3        20.6
Lease                                    --         1.0           --         1.5           --         8.1
                                      -----       -----        -----       -----        -----       -----
Total                                 $ 265       100.0%       $ 282       100.0%       $ 280       100.0%
                                      =====       =====        =====       =====        =====       =====

Mortgage-Backed Securities

      Mortgage-backed securities represent a participation interest in a pool of single-family or multi-family mortgages, the principal and interest payments on which are passed from the mortgage originators, through intermediaries (generally U.S. Government agencies and government-sponsored enterprises) that pool and repackage the participation interests in the form of securities, to investors such as Ponchatoula. Such U.S. Government agencies and government-sponsored enterprises, which guarantee the payment of principal and interest to investors, primarily include the FHLMC, the FNMA and the GNMA.

      The FHLMC, which is a corporation chartered by the U.S. Government, issues participation certificates backed principally by conventional mortgage loans. The FHLMC guarantees the timely payment of interest and the ultimate return of principal on participation certificates. The FNMA is a private corporation chartered by the U.S. Congress with a mandate to establish a secondary market for mortgage loans. The FNMA guarantees the timely payment of principal and interest on FNMA securities. The GNMA is a government agency within the Department of Housing and Urban Development which is intended to help finance government-assisted housing programs. GNMA securities are backed by FHA-insured and VA-guaranteed loans, and the timely payment of principal and interest on GNMA securities are guaranteed by the GNMA and backed by the full faith and credit of the U.S. Government. Because the FHLMC, the FNMA and the GNMA were established to provide support for low- and middle-income housing, there are limits to the maximum size of loans that qualify for these programs. For example, the FNMA and the FHLMC currently limit their loans secured by a single-family, owner-occupied residence to $227,000. To accommodate larger-sized loans, and loans that, for other reasons, do not conform to the agency programs, a number of private institutions have established their own home-loan origination and securitization programs.

      Mortgage-backed securities typically are issued with stated principal amounts, and the securities are backed by pools of mortgages that have loans with interest rates that are within a range and have varying maturities. The underlying pool of mortgages, i.e., fixed-rate or adjustable-rate, as well as prepayment risk, are passed on to the certificate holder. The life of a mortgage-backed pass-through security thus approximates the life of the underlying mortgages.

      At December 31, 1997, the carrying value of Ponchatoula's mortgage-backed securities amounted to $24.6 million, which represented 41.3% of Ponchatoula's $59.6 million of total assets at that date. All of Ponchatoula's $24.6 million of mortgage-backed securities at December 31, 1997 were insured or guaranteed by the GNMA, the FHLMC or the FNMA, and all of the mortgage-backed securities had adjustable rates of interest at December 31, 1997. The amortized cost of mortgage-backed securities being held to maturity at December 31, 1997 was $10.3 million with a fair value of $10.4 million. The amortized cost of mortgage-backed securities available for sale at December 31, 1997 was $14.3 million with a fair value of $14.3 million.

      Mortgage-backed securities generally yield less than the loans which underlie such securities because of their payment guarantees or credit enhancements which offer nominal credit risk. In addition, mortgage-backed securities are more liquid than individual mortgage loans and may be used to collateralize borrowings or other obligations of Ponchatoula.

      The following table sets forth the composition of Ponchatoula's mortgage-backed securities portfolio at each of the dates indicated.

                                                      December 31,
                                           -----------------------------------
                                             1997          1996         1995
                                           --------      --------     --------
                                                      (In Thousands)
Mortgage-backed securities
 held to maturity:
     FNMA                                  $ 6,712        $ 6,931      $ 5,201
     FHLMC                                   2,543          3,323        1,058
     GNMA                                    1,046             --           --
                                           -------        -------      -------
        Subtotal                            10,301         10,254        6,259
                                           -------        -------      -------
Mortgage-backed securities
 available for sale:
    FNMA                                     7,115          7,908        6,885
    FHLMC                                    6,911          8,278        9,565
    GNMA                                       235            286          342
                                           -------        -------      -------
       Subtotal                             14,261         16,472       16,792
                                           -------        -------      -------
    Total                                  $24,562        $26,726      $23,051
                                           =======        =======      =======

      The following table sets forth the activity in Ponchatoula's mortgage-backed securities portfolio during the periods indicated.

                                               At or For the Year Ended
                                                     December 31,
                                        --------------------------------------
                                          1997           1996           1995
                                        --------       --------       --------
                                                 (Dollars in Thousands)
Mortgage-backed securities at
  beginning of period (cost)            $ 26,883       $ 23,038       $ 19,056
Purchases                                  2,244          7,884          7,720
Repayments                                (4,444)        (3,999)        (3,719)
 Premium amortization                        (58)           (40)           (19)
                                        --------       --------       --------
Mortgage-backed securities at end
  of period (cost)                      $ 24,625       $ 26,883       $ 23,038
                                        ========       ========       ========
Mortgaged-backed securities at end
  of period (fair value)                $ 24,676       $ 26,824       $ 23,093
                                        ========       ========       ========
Weighted average yield at end of
  period                                    6.40%          6.03%          5.87%
                                        ========       ========       ========

Investment Securities

      Ponchatoula has authority to invest in various types of liquid assets, including United States Treasury obligations, securities of various federal agencies and of state and municipal governments, certificates of deposit at federally-insured banks and savings institutions, certain bankers' acceptances and federal funds. Each purchase of an investment security is approved by the Board of Directors. Ponchatoula's investment securities are carried in accordance with generally accepted accounting principles. All of Ponchatoula's investment securities were available for sale at December 31, 1997.

      The following table sets forth certain information relating to Ponchatoula's investment securities portfolio at the dates indicated.

                                           December 31,
               -----------------------------------------------------------------
                       1997                   1996                   1995
               -------------------    -------------------    -------------------
               Amortized    Fair      Amortized    Fair      Amortized     Fair
                  Cost      Value        Cost      Value        Cost       Value
               ---------   -------    ---------   -------    ---------    ------
                                          (In Thousands)

U.S. agency
 securities      $2,595    $2,605      $2,396      $2,399      $2,403     $2,415

      The following table sets forth the amount of Ponchatoula's investment securities which mature during each of the periods indicated and the weighted average yields for each range of maturities at December 31, 1997. None of the investments mature after five years.

                                        At December 31, 1997
                      --------------------------------------------------------
                                       Weighted       Over One       Weighted
                       One Year or      Average     Year Through      Average
                          Less           Yield       Five Years        Yield
                      ------------    ----------   -------------   -----------
                                        (Dollars in Thousands)

U.S. agency
 securities              $1,196         6.04%          $1,399         5.95 %

Sources of Funds

      General. Deposits are the primary source of Ponchatoula's funds for lending and other investment purposes. In addition to deposits, Ponchatoula derives funds from principal and interest payments on loans and mortgage-backed securities. Loan repayments are a relatively stable source of funds, while deposits inflows and outflows are significantly influenced by general interest rates and money market conditions. Borrowings may be used on a short-term basis to compensate for reductions in the availability of funds from other sources. They may also be used on a longer term basis for general business purposes.

      Deposits. Ponchatoula's deposit products include a broad selection of deposit instruments, including NOW accounts, money market accounts, passbook accounts and term certificate accounts. Deposit account terms vary, with the principal differences being the minimum balance required, the time periods the funds must remain on deposit and the interest rate.

      Ponchatoula's deposits are obtained primarily from residents of Tangipahoa and Livingston Parishes and, to a lesser extent, St. Helena Parish. Management of Ponchatoula estimates that less than 1% of Ponchatoula's deposits are obtained from customers residing outside of Louisiana. Ponchatoula does not pay fees to brokers to solicit funds for deposit with Ponchatoula or actively solicit negotiable-rate certificates of deposit with balances of $100,000 or more.

      Interest rates paid, maturity terms, service fees and withdrawal penalties are established by Ponchatoula on a periodic basis. Determination of rates and terms are predicated on funds acquisition and liquidity requirements, rates paid by competitors, growth goals and federal and state regulations.

      The following table sets forth the dollar amount of deposits in the various types of deposit programs offered by Ponchatoula at the dates indicated.

                                                   December 31,
                          ----------------------------------------------------------------
                                 1997                  1996                    1995
                          ------------------    -------------------    -------------------
                           Amount       %        Amount        %        Amount        %
                          -------    -------    -------     -------    --------    -------
                                               (Dollars in Thousands)
Certificate accounts:
  2.00% - 3.99%           $   285         .7%    $   551        1.2%    $   845        1.9%
  4.00% - 5.99%            30,031       71.4      30,686       69.1      10,519       23.3
  6.00% - 7.99%             1,117        2.6         882        2.0      20,211       45.1
  8.00% - 9.99%                --         --          42         .1         363         .8
                          -------    -------     -------    -------     -------    -------
    Total certificate
      accounts             31,433       74.7      32,161       72.4      31,938       71.1
                          -------    -------     -------    -------     -------    -------
Transaction accounts:
  Passbook accounts         8,253       19.6       9,592       21.6      10,170       22.7
  Money market
    accounts                  934        2.2       1,032        2.3       1,197        2.7
  NOW accounts              1,491        3.5       1,642        3.7       1,584        3.5
                          -------    -------     -------    -------     -------    -------
     Total transaction
      accounts             10,678       25.3      12,266       27.6      12,951       28.9
                          -------    -------     -------    -------     -------    -------
Total deposits            $42,111      100.0%    $44,427      100.0%    $44,889      100.0%
                          =======    =======     =======    =======     =======    =======

      The following table presents the average balance of each type of deposit and the average rate paid on each type of deposit for the periods indicated.

                                                      Year Ended December 31,
                               ----------------------------------------------------------------------
                                       1997                     1996                    1995
                               ---------------------   ---------------------    ---------------------
                                             Average                 Average                  Average
                                Average       Rate       Average      Rate       Average       Rate
                                Balance       Paid       Balance      Paid       Balance       Paid
                               ---------    --------   ---------    --------    ---------     -------
                                                       (Dollars in Thousands)
Passbook savings accounts        $ 8,866       2.67%     $ 9,931       3.00%      $11,578       3.00%
Demand and NOW accounts            1,741       2.34        1,585       3.00         1,403       2.84
MMDAs                                979       2.34        1,137       3.00         1,341       2.84
Certificates of deposit           32,021       5.24       32,080       5.50        28,658       5.40
                                 -------      ----       -------      ----        -------      ----
     Total interest-bearing
      deposits                   $43,607      4.52%      $44,733      4.82%       $42,980      4.67%
                                 =======      ====       =======      ====        =======      ====

      The following table sets forth the activity in Ponchatoula's deposits during the periods indicated.

                                               Year Ended December 31,
                                     -------------------------------------------
                                       1997              1996             1995
                                     --------          --------          -------
                                                    (In Thousands)
Net increase (decrease) before
  interest credited(1)               $ (4,287)          $(2,620)         $   921
Interest credited                       1,971             2,158            2,007
                                     --------           -------          -------
Net increase (decrease) in
  deposits                           $ (2,316)          $  (462)         $ 2,928
                                     ========           =======          =======

----------
(1) The information provided is net of deposits and withdrawals because the gross amount of deposits and withdrawals is not readily available.

      The following table shows the interest rate and maturity information for Ponchatoula's certificates of deposit at December 31, 1997.

                                          Maturity Date
                        ----------------------------------------------------
                        One Year    Over 1       Over 2      Over
                        or Less   to 2 Years   to 3 Years   3 Years    Total
                        -------   ----------   ----------   -------    -----
                                         (In Thousands)

2.00% - 3.99%           $   226    $   30        $  3      $    26    $   285
4.00% - 5.99%            28,282     1,502         125          122     30,031
6.00% - 7.99%               100       530         231          256      1,117
                        -------    ------        ----      -------    -------
 Total                  $28,608    $2,062        $359      $   404    $31,433
                        =======    ======        ====      =======    =======

      The following table sets forth the maturities of Ponchatoula's certificates of deposit having principal amounts of $100,000 or more at December 31, 1997.

            Certificates of deposit maturing
                   in quarter ending:                    Amount
           ---------------------------------             -------
                                                     (In Thousands)

           March 31, 1998                                 $2,386
           June 30, 1998                                     514
           September 30, 1998                              1,382
           December 31, 1998                                 529
            After December 31, 1998                           --
                                                          ------
           Total certificates of deposit with
             balances of $100,000 or more                 $4,811
                                                          ======

      Borrowings. Ponchatoula may obtain advances from the FHLB of Dallas upon the security of the common stock it owns in that bank, certain of its residential mortgage loans and mortgage-backed securities, provided certain standards related to creditworthiness have been met. Such advances are made pursuant to several credit programs, each of which has its own interest rate and range of maturities. Such advances are generally available to meet seasonal and other withdrawals of deposit accounts and to permit increased lending. See "Regulation - The Association - Federal Home Loan Bank System."

      Ponchatoula had $11.5 million of FHLB advances outstanding at December 31, 1997, compared to $10.7 million and $6.3 million at December 31, 1996 and 1995, respectively. Specific mortgage-backed securities, with a fair value of approximately $11.7 million and a carrying value of $11.6 million at December 31, 1997, were pledged to the FHLB as collateral for the advances.

      The following table sets forth certain information regarding short-term borrowings at or for the dates indicated:

                                          At or for the Year Ended December 31,
                                          -------------------------------------
                                            1997            1996          1995
                                          -------         -------        ------
                                                   (Dollars in Thousands)

FHLB advances:
  Average balance outstanding             $ 9,755         $ 7,630        $5,562
  Maximum amount outstanding
    at any month-end during
    the period                            $11,500         $10,700        $7,000
  Balance outstanding at end
    of period                             $11,500         $10,700        $6,300
  Average interest rate
    during the period                        5.58%           5.67%         6.02%
  Weighted average interest rate
    at end of period                         5.85%           5.48%         5.81%

Employees

      Ponchatoula had 21 full-time employees and one part-time employee at December 31, 1997. None of these employees is represented by a collective bargaining agent, and Ponchatoula believes that it enjoys good relations with its personnel.


Market Area

      Ponchatoula's primary market area for lending and deposits is Tangipahoa Parish, which is located in southeast Louisiana. To a lesser extent, Ponchatoula serves customers in the adjacent parishes of St. Helena and Livingston. Ponchatoula's market area can be characterized as a combination of rural and suburban areas. Tangipahoa Parish maintains a large commuter population with residents commuting to jobs in the New Orleans and Baton Rouge metropolitan areas. The parish's population increased from approximately 86,000 in 1990 to 96,000 in 1997, representing an annual growth rate of 1.6%. The increased demand for housing resulting from the population growth has had a positive impact on real estate values in Tangipahoa Parish in recent years.

      Educational facilities, including Southeastern Louisiana University, are three of the four largest employers in Tangipahoa Parish. The second largest employer is North Oaks Medical Center. Median household and per capita income levels in Tangipahoa Parish ($20,276 and $10,108, respectively, in 1997) are lower than the comparative medians for Louisiana and the United States, which is indicative of the market area's more rural nature that provides for a lower cost of living than the more heavily populated markets within the state. The unemployment rate in Tangipahoa Parish declined from 8.7% in December 1996 to 7.7% in 1997. These rates are higher than the comparative measures for Louisiana and the United States, which tends to be a characteristic of rural markets in general as the result of seasonal agricultural employment fluctuations.

Competition

      Ponchatoula faces strong competition both in attracting deposits and in making real estate loans. Its most direct competition for deposits has historically come from other savings institutions, credit unions and commercial banks located in Tangipahoa Parish, Louisiana, including many large financial institutions which have greater financial and marketing resources available to them. In addition, Ponchatoula has faced additional significant competition for investors' funds from short-term money market securities, mutual funds and other corporate and government securities. The ability of Ponchatoula to attract and retain savings deposits depends on its ability to generally provide a rate of return, liquidity and risk comparable to that offered by competing investment opportunities.

      Ponchatoula experiences strong competition for loans principally from other savings institutions, commercial banks, credit unions and mortgage banking companies. Ponchatoula competes for loans principally through the interest rates and loan fees it charges and the efficiency and quality of services it provides borrowers. Competition may increase as a result of the continuing reduction of restrictions on the interstate operations of financial institutions and the anticipated slowing of the refinancing activity.

Properties

      At December 31, 1997, Ponchatoula conducted its business from its headquarters at 195 North Sixth Street, Ponchatoula, Louisiana 70454 and one branch office. The estimated net book value of the electronic data processing and other office equipment owned by Ponchatoula was $50,000 at December 31, 1997. The following table sets forth certain information with respect to the offices of Ponchatoula at December 31, 1997.

                                                Net Book Value
   Description/Address        Leased/Owned       of Property          Deposits
------------------------      ------------      ---------------       --------
                                                         (In Thousands)

Home Office:
  195 North Sixth Street
  Ponchatoula, LA  70454             Owned         $393,000            $35,494

Branch Office:
  111 North Bay Street
  Amite, LA  70422                   Owned         $101,000            $ 6,616

Legal Proceedings

      Ponchatoula is involved in routine legal proceedings occurring in the ordinary course of business which, in the aggregate, are believed by management to be immaterial to the financial condition of Ponchatoula.

                                   REGULATION

      Set forth below is a brief description of certain laws and regulations which are applicable to the Company and Ponchatoula. The description of these laws and regulations, as well as descriptions of laws and regulations contained elsewhere herein, does not purport to be complete and is qualified in its entirety by reference to the applicable laws and regulations.

General

      Ponchatoula, as a federally-chartered savings institution, is subject to federal regulation and oversight by the OTS extending to all aspects of its operations. Ponchatoula also is subject to regulation and examination by the FDIC, which insures the deposits of Ponchatoula to the maximum extent permitted by law, and requirements established by the Federal Reserve Board. Federally-chartered savings institutions are required to file periodic reports with the OTS and are subject to periodic examinations by the OTS and the FDIC. The investment and lending authority of savings institutions are prescribed by federal laws and regulations, and such institutions are prohibited from engaging in any activities not permitted by such laws and regulations. Such regulation and supervision is primarily intended for the protection of depositors and not for the purpose of protecting stockholders.

      The OTS' enforcement authority over all savings institutions and their holding companies includes, among other things, the ability to assess civil money penalties, to issue cease and desist or removal orders and to initiate injunctive actions. In general, these enforcement actions may be initiated for violations of laws and regulations and unsafe or unsound practices. Other actions or inactions may provide the basis for enforcement action, including misleading or untimely reports filed with the OTS.

The Company

      Holding Company Acquisitions. Upon consummation of the Conversion, the Company will become a savings and loan holding company within the meaning of the Home Owners' Loan Act, as amended ("HOLA"), and will be required to register with the OTS. The HOLA and OTS regulations generally prohibit a savings and loan holding company, without prior OTS approval, from acquiring, directly or indirectly, the ownership or control of any other savings institution or savings and loan holding company, or all, or substantially all, of the assets or more than 5% of the voting shares thereof. These provisions also prohibit, among other things, any director or officer of a savings and loan holding company, or any individual who owns or controls more than 25% of the voting shares of such holding company, from acquiring control of any savings institution not a subsidiary of such savings and loan holding company, unless the acquisition is approved by the OTS.

      Holding Company Activities. The Company will operate as a unitary savings and loan holding company. Generally, there are limited restrictions on the activities of a unitary savings and loan holding company and its non- savings institution subsidiaries. However, if the Director of the OTS determines that there is reasonable cause to believe that the continuation by a savings and loan holding company of an activity constitutes a serious risk to the financial safety, soundness or stability of its subsidiary savings institution, the Director may impose such restrictions as deemed necessary to address such risk, including limiting (i) payment of dividends by the savings institution; (ii) transactions between the savings institution and its affiliates; and (iii) any activities of the savings institution that might create a serious risk that the liabilities of the holding company and its affiliates may be imposed on the savings institution. Notwithstanding the above rules as to permissible business activities of unitary savings and loan holding companies, if the savings institution subsidiary of such a holding company fails to meet the QTL test, as discussed under "-The Association - Qualified Thrift Lender Test," then such unitary holding company also shall become subject to the activities restrictions applicable to multiple savings and loan holding companies and, unless the savings institution requalifies as a QTL within one year thereafter, shall register as, and become subject to the restrictions applicable to, a bank holding company. See "- The Association - Qualified Thrift Lender Test."

      The HOLA requires every savings institution subsidiary of a savings and loan holding company to give the OTS at least 30 days' advance notice of any proposed dividends to be made on its guarantee, permanent or other non-withdrawable stock, or else such dividend will be invalid. See "- The Association - Capital Distribution Regulation."

      Affiliate Restrictions. Transactions between a savings institution and its "affiliates" are subject to quantitative and qualitative restrictions under Sections 23A and 23B of the Federal Reserve Act and OTS regulations.

Affiliates of a savings institution include, among other entities, the savings institution's holding company and companies that are controlled by or under common control with the savings institution.

      In general, Sections 23A and 23B and OTS regulations issued in connection therewith limit the extent to which a savings institution or its subsidiaries may engage in certain "covered transactions" with affiliates to an amount equal to 10% of the institution's capital and surplus, in the case of covered transactions with any one affiliate, and to an amount equal to 20% of such capital and surplus, in the case of covered transactions with all affiliates. In addition, a savings institution and its subsidiaries may engage in covered transactions and certain other transactions only on terms and under circumstances that are substantially the same, or at least as favorable to the savings institution or its subsidiary, as those prevailing at the time for comparable transactions with nonaffiliated companies. A "covered transaction" is defined to include a loan or extension of credit to an affiliate; a purchase of investment securities issued by an affiliate; a purchase of assets from an affiliate, with certain exceptions; the acceptance of securities issued by an affiliate as collateral for a loan or extension of credit to any party; or the issuance of a guarantee, acceptance or letter of credit on behalf of an affiliate.

      In addition, under the OTS regulations, a savings institution may not make a loan or extension of credit to an affiliate unless the affiliate is engaged only in activities permissible for bank holding companies; a savings institution may not purchase or invest in securities of an affiliate other than shares of a subsidiary; a savings institution and its subsidiaries may not purchase a low-quality asset from an affiliate; and covered transactions and certain other transactions between a savings institution or its subsidiaries and an affiliate must be on terms and conditions that are consistent with safe and sound banking practices. With certain exceptions, each loan or extension of credit by a savings institution to an affiliate must be secured by collateral with a market value ranging from 100% to 130% (depending on the type of collateral) of the amount of the loan or extension of credit.

      The OTS regulation generally excludes all non-bank and non-savings institution subsidiaries of savings institutions from treatment as affiliates, except to the extent that the OTS or the Federal Reserve Board decides to treat such subsidiaries as affiliates. The regulation also requires savings institutions to make and retain records that reflect affiliate transactions in reasonable detail, and provides that certain classes of savings institutions may be required to give the OTS prior notice of affiliate transactions.

The Association

      Insurance of Accounts. The deposits of Ponchatoula are insured to the maximum extent permitted by the SAIF, which is administered by the FDIC, and are backed by the full faith and credit of the U.S. Government. As insurer, the FDIC is authorized to conduct examinations of, and to require reporting by, FDIC-insured institutions. It also may prohibit any FDIC-insured institution from engaging in any activity the FDIC determines by regulation or order to pose a serious threat to the FDIC. The FDIC also has the authority to initiate enforcement actions against savings institutions, after giving the OTS an opportunity to take such action.

      Under current FDIC regulations, SAIF-insured institutions are assigned to one of three capital groups which are based solely on the level of an institution's capital--"well capitalized," "adequately capitalized," and "undercapitalized"--which are defined in the same manner as the regulations establishing the prompt corrective action system discussed below. These three groups are then divided into three subgroups which reflect varying levels of supervisory concern, from those which are considered to be healthy to those which are considered to be of substantial supervisory concern. The matrix so created results in nine assessment risk classifications, with rates ranging prior to September 30, 1996 from .23% for well capitalized, healthy institutions to .31% for undercapitalized institutions with substantial supervisory concerns. The insurance premiums for Ponchatoula for 1994, 1995 and the first nine months of 1996 were .23% (per annum) of insured deposits.

      The deposits of Ponchatoula are currently insured by the SAIF. Both the SAIF and the BIF are required by law to attain and thereafter maintain a reserve ratio of 1.25% of insured deposits. The BIF achieved a fully funded status first, and therefore as discussed below, effective January 1, 1996 the FDIC substantially reduced the average deposit insurance premium paid by BIF-insured banks. On November 14, 1995, the FDIC approved a final rule regarding deposit insurance premiums. The final rule reduced deposit insurance premiums for BIF member institutions to zero basis points (subject to a $2,000 minimum) for institutions in the lowest risk category, while holding deposit insurance premiums for SAIF members at their then current levels (23 basis points for institutions in the lowest risk category). The reduction was effective with respect to the semiannual premium assessment beginning January 1, 1996.

      On September 30, 1996, President Clinton signed into law legislation which eliminated the premium differential between SAIF-insured institutions and BIF-insured institutions by recapitalizing the SAIF's reserves to the required ratio. The legislation required all SAIF member institutions to pay a one-time special assessment to recapitalize the SAIF, with the aggregate amount to be sufficient to bring the reserve ratio to 1.25% of insured deposits. The legislation also provides for the merger of the BIF and the SAIF, with such merger being conditioned upon the prior elimination of the thrift charter.

      Implementing FDIC regulations imposed a one-time special assessment equal to 65.7 basis points for all SAIF-assessable deposits as of March 31, 1995, which was accrued as an expense on September 30, 1996. Ponchatoula's one-time special assessment amounted to $284,000. Net of related tax benefits, the one-time special assessment amounted to $187,000. The payment of the special assessment had the effect of immediately reducing Ponchatoula's capital by such amount. However, management does not believe that this one-time special assessment had a material adverse effect on Ponchatoula's financial condition.

      In the fourth quarter of 1996, the FDIC lowered the assessment rates for SAIF members to reduce the disparity in the assessment rates paid by BIF and SAIF members. Beginning October 1, 1996, effective SAIF rates generally range from zero basis points to 27 basis points, except that during the fourth quarter of 1996, the rates for SAIF members ranged from 18 to 27 basis points in order to include assessments paid to the Financing Corporation ("FICO"). From 1997 through 1999, SAIF members will pay 6.4 basis points to fund the FICO, while BIF member institutions will pay approximately 1.3 basis points. Ponchatoula's insurance premiums, which had amounted to 23 basis points, were thus reduced to
6.4 basis points effective January 1, 1997. Based on Ponchatoula's $44.4 million of assessable deposits at December 31, 1996, the premium reduction resulted in a pre-tax cost savings of approximately $74,000 in 1997 for Ponchatoula.

      The FDIC may terminate the deposit insurance of any insured depository institution, including Ponchatoula, if it determines after a hearing that the institution has engaged or is engaging in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, order or any condition imposed by an agreement with the FDIC. It also may suspend deposit insurance temporarily during the hearing process for the permanent termination of insurance, if the institution has no tangible capital. If insurance of accounts is terminated, the accounts at the institution at the time of the termination, less subsequent withdrawals, shall continue to be insured for a period of six months to two years, as determined by the FDIC. Management is aware of no existing circumstances which would result in termination of Ponchatoula's deposit insurance.

      Regulatory Capital Requirements. Federally insured savings institutions are required to maintain minimum levels of regulatory capital. The OTS has established capital standards applicable to all savings institutions. These standards generally must be as stringent as the comparable capital requirements imposed on national banks. The OTS also is authorized to impose capital requirements in excess of these standards on individual institutions on a case-by-case basis.

      Current OTS capital standards require savings institutions to satisfy three different capital requirements. Under these standards, savings institutions must maintain "tangible" capital equal to at least 1.5% of adjusted total assets, "core" capital equal to at least 3.0% of adjusted total assets and "total" capital (a combination of core and "supplementary" capital) equal to at least 8.0% of "risk-weighted" assets. For purposes of the regulation, core capital generally consists of common stockholders' equity (including retained earnings). Tangible capital is given the same definition as core capital but is reduced by the amount of all the savings institution's intangible assets, with only a limited exception for purchased mortgage servicing rights. Ponchatoula had no intangible assets at December 31, 1997 which are required to be considered in computing regulatory capital. Both core and tangible capital are further reduced by an amount equal to a savings institution's debt and equity investments in subsidiaries engaged in activities not permissible to national banks (other than subsidiaries engaged in activities undertaken as agent for customers or in mortgage banking activities and subsidiary depository institutions or their holding companies). These adjustments do not affect Ponchatoula's regulatory capital.

      In determining compliance with the risk-based capital requirement, a savings institution is allowed to include both core capital and supplementary capital in its total capital, provided that the amount of supplementary capital included does not exceed the savings institution's core capital. Supplementary capital generally consists of general allowances for loan and lease losses up to a maximum of 1.25% of risk-weighted assets, together with certain other items. In determining the required amount of risk-based capital, total assets, including certain off-balance sheet items, are multiplied by a risk weight based on the risks inherent in the type of assets. The risk weights assigned by the OTS for principal categories of assets are (i) 0% for cash and securities issued by the U.S. Government or unconditionally backed by the full faith and credit of the U.S. Government; (ii) 20% for securities (other than equity securities) issued by U.S. Government-sponsored agencies and mortgage-backed securities issued by, or fully guaranteed as to principal and interest by, the FNMA or the FHLMC, except for those classes with residual characteristics or stripped mortgage-related securities; (iii) 50% for prudently underwritten permanent one- to four-family first lien mortgage loans not more than 90 days delinquent and having a loan-to-value ratio of not more than 80% at origination unless insured to such ratio by an insurer approved by the FNMA or the FHLMC, qualifying residential bridge loans made directly for the construction of one- to four-family residences and qualifying multi-family residential loans; and (iv) 100% for all other loans and investments, including consumer loans, commercial loans, and one- to four-family residential real estate loans more than 90 days delinquent, and for repossessed assets.

      In August 1993, the OTS adopted a final rule incorporating an interest-rate risk component into the risk- based capital regulation. Under the rule, an institution with a greater than "normal" level of interest rate risk will be subject to a deduction of its interest rate risk component from total capital for purposes of calculating its risk- based capital. As a result, such an institution will be required to maintain additional capital in order to comply with the risk-based capital requirement. An institution with a greater than "normal" interest rate risk is defined as an institution that would suffer a loss of net portfolio value exceeding 2.0% of the estimated economic value of its assets in the event of a 200 basis point increase or decrease (with certain minor exceptions) in interest rates. The interest rate risk component will be calculated, on a quarterly basis, as one-half of the difference between an institution's measured interest rate risk and 2.0% multiplied by the economic value of its assets. The rule also authorizes the Director of the OTS, or his designee, to waive or defer an institution's interest rate risk component on a case-by-case basis. The final rule was originally effective as of January 1, 1994, subject however to a two quarter "lag" time between the reporting date of the data used to calculate an institution's interest rate risk and the effective date of each quarter's interest rate risk component. However, in October 1994 the Director of the OTS indicated that it would waive the capital deductions for institutions with a greater than "normal" risk until the OTS published an appeals process. On August 21, 1995, the OTS released Thrift Bulletin 67 which established (i) an appeals process to handle "requests for adjustments" to the interest rate risk component and (ii) a process by which "well-capitalized" institutions may obtain authorization to use their own interest rate risk model to determine their interest rate risk component. The Director of the OTS indicated, concurrent with the release of Thrift Bulletin 67, that the OTS will continue to delay the implementation of the capital deduction for interest rate risk pending the testing of the appeals process set forth in Thrift Bulletin 67.

      Effective November 28, 1994, the OTS revised its interim policy issued in August 1993 under which savings institutions computed their regulatory capital in accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Under the revised OTS policy, savings institutions must value securities available for sale at amortized cost for regulatory capital purposes. This means that in computing regulatory capital, savings institutions should add back any unrealized losses and deduct any unrealized gains, net of income taxes, on debt securities reported as a separate component of GAAP capital.

      At December 31, 1997, Ponchatoula exceeded all of its regulatory capital requirements, with tangible, core and risk-based capital ratios of 9.68%, 9.68% and 23.69%, respectively. The following table sets forth Ponchatoula's compliance with each of the above-described capital requirements as of December 31, 1997.

                                              Tangible     Core       Risk-Based
                                              Capital   Capital(1)   Capital (2)
                                              -------   ----------   -----------
                                                     (Dollars in Thousands)

Capital under GAAP                            $5,735      $5,735        $5,735

 Additional capital items:

 Unrealized (gain) loss on
   securities available
   for sale, net of taxes                         35          35            35

  General valuation allowances(3)                 --          --           250
                                              ------      ------        ------
Regulatory capital                             5,770       5,770         6,020

Minimum required regulatory capital(4)           894       1,788         2,033
                                              ------      ------        ------
Excess regulatory capital                     $4,876      $3,982        $3,987
                                              ======      ======        ======
 Regulatory capital as a percentage             9.68%       9.68%        23.69%

Minimum capital required as a
   percentage(4)                                1.50%       3.00%         8.00%
                                              ------      ------        ------
Regulatory capital as a percentage
 in excess of requirements                      8.18%       6.68%        15.69%
                                              ======      ======        ======

----------
(1) Does not reflect the 4.0% requirement to be met in order for an institution to be "adequately capitalized." See "- Prompt Corrective Action."

(2) Does not reflect the interest-rate risk component in the risk-based capital requirement, the effective date of which has been postponed as discussed above.

(3) General valuation allowances are only used in the calculation of risk-based capital. Such allowances are limited to 1.25% of risk-weighted assets.

(4) Tangible and core capital are computed as a percentage of adjusted total assets of $59.6 million. Risk-based capital is computed as a percentage of adjusted risk-weighted assets of $25.4 million.

      Any savings institution that fails any of the capital requirements is subject to possible enforcement actions by the OTS or the FDIC. Such actions could include a capital directive, a cease and desist order, civil money penalties, the establishment of restrictions on the institution's operations, termination of federal deposit insurance and the appointment of a conservator or receiver. The OTS' capital regulation provides that such actions, through enforcement proceedings or otherwise, could require one or more of a variety of corrective actions.

      Prompt Corrective Action. Under the prompt corrective action regulations of the OTS, an institution is deemed to be (i) "well capitalized" if it has total risk-based capital of 10.0% or more, has a Tier 1 risk-based capital ratio of 6.0% or more, has a Tier 1 leverage capital ratio of 5.0% or more and is not subject to any order or final capital directive to meet and maintain a specific capital level for any capital measure, (ii) "adequately capitalized" if it has a total risk-based capital ratio of 8.0% or more, a Tier 1 risk-based capital ratio of 4.0% or more and a Tier 1 leverage capital ratio of 4.0% or more (3.0% under certain circumstances) and does not meet the definition of "well capitalized," (iii) "undercapitalized" if it has a total risk-based capital ratio that is less than 8.0%, a Tier 1 risk-based capital ratio that is less than 4.0% or a Tier 1 leverage capital ratio that is less than 4.0% (3.0% under certain circumstances), (iv) "significantly undercapitalized" if it has a total risk-based capital ratio that is less than 6.0%, a Tier 1 risk-based capital ratio that is less than 3.0% or a Tier 1 leverage capital ratio that is less than 3.0%, and (v) "critically undercapitalized" if it has a ratio of tangible equity to total assets that is equal to or less than 2.0%. Under specified circumstances, a federal banking agency may reclassify a well capitalized institution as adequately capitalized and may require an adequately capitalized institution or an undercapitalized institution to comply with supervisory actions as if it were in the next lower category (except that the FDIC may not reclassify a significantly undercapitalized institution as critically undercapitalized).

      An institution generally must file a written capital restoration plan which meets specified requirements with its appropriate federal banking agency within 45 days of the date that the institution receives notice or is deemed to have notice that it is undercapitalized, significantly undercapitalized or critically undercapitalized. A federal banking agency must provide the institution with written notice of approval or disapproval within 60 days after receiving a capital restoration plan, subject to extensions by the agency. An institution which is required to submit a capital restoration plan must concurrently submit a performance guaranty by each company that controls the institution. In addition, undercapitalized institutions are subject to various regulatory restrictions, and the appropriate federal banking agency also may take any number of discretionary supervisory actions.

      At December 31, 1997, Ponchatoula was deemed a well capitalized institution for purposes of the above regulations and as such is not subject to the above mentioned restrictions.

      Safety and Soundness Guidelines. The OTS and the other federal banking agencies have established guidelines for safety and soundness, addressing operational and managerial standards, as well as compensation matters for insured financial institutions. Institutions failing to meet these standards are required to submit compliance plans to their appropriate federal regulators. The OTS and the other agencies have also established guidelines regarding asset quality and earnings standards for insured institutions. Ponchatoula believes that it is in compliance with these guidelines and standards.

      Liquidity Requirements. All savings institutions are required to maintain an average daily balance of liquid assets equal to a certain percentage of the sum of its average daily balance of net withdrawable deposit accounts and borrowings payable in one year or less. The liquidity requirement may vary from time to time (between 4% and 10%) depending upon economic conditions and savings flows of all savings institutions. At the present time, the required minimum liquid asset ratio is 4%. At December 31, 1997, Ponchatoula's liquidity ratio was 7.5%.

      Capital Distributions. OTS regulations govern capital distributions by savings institutions, which include cash dividends, stock redemptions or repurchases, cash-out mergers, interest payments on certain convertible debt and other transactions charged to the capital account of a savings institution to make capital distributions. Generally, the regulation creates a safe harbor for specified levels of capital distributions from institutions meeting at least their minimum capital requirements, so long as such institutions notify the OTS and receive no objection to the distribution from the OTS. Savings institutions and distributions that do not qualify for the safe harbor are required to obtain prior OTS approval before making any capital distributions.

      Generally, a savings institution that before and after the proposed distribution meets or exceeds its fully phased-in capital requirements (Tier 1 institutions) may make capital distributions during any calendar year equal to the higher of (i) 100% of net income for the calendar year-to-date plus 50% of its "surplus capital ratio" at the beginning of the calendar year or (ii) 75% of net income over the most recent four-quarter period. The "surplus capital ratio" is defined to mean the percentage by which the institution's tangible, core or risk-based capital ratio exceeds its tangible, core or risk-based capital requirement. Failure to meet minimum capital requirements will result in further restrictions on capital distributions, including possible prohibition without explicit OTS approval. See "Regulatory Capital Requirements."

      In order to make distributions under these safe harbors, Tier 1 and Tier 2 institutions must submit 30 days written notice to the OTS prior to making the distribution. The OTS may object to the distribution during that 30- day period based on safety and soundness concerns. In addition, a Tier 1 institution deemed to be in need of more than normal supervision by the OTS may be downgraded to a Tier 2 or Tier 3 institution as a result of such a determination. At December 31, 1997, Ponchatoula was a Tier 1 institution for purposes of this regulation.

      On December 5, 1994, the OTS published a notice of proposed rulemaking to amend its capital distribution regulation. Under the proposal, institutions would be permitted to only make capital distributions that would not result in their capital being reduced below the level required to remain "adequately capitalized," as defined above under "-Prompt Corrective Action." Because Ponchatoula will become a subsidiary of a holding company, the proposal would require Ponchatoula to provide notice to the OTS of its intent to make a capital distribution. Ponchatoula does not believe that the proposal will adversely affect its ability to make capital distributions if it is adopted substantially as proposed.

      Branching by Federal Savings Institutions. OTS policy permits interstate branching to the full extent permitted by statute (which is essentially unlimited). Generally, federal law prohibits federal savings institutions from establishing, retaining or operating a branch outside the state in which the federal institution has its home office unless the institution meets the IRS' domestic building and loan test (generally, 60% of a thrift's assets must be housing-related) ("IRS Test"). The IRS Test requirement does not apply if: (i) the branch(es) result(s) from an emergency acquisition of a troubled savings institution (however, if the troubled savings institution is acquired by a bank holding company, does not have its home office in the state of the bank holding company bank subsidiary and does not qualify under the IRS Test, its branching is limited to the branching laws for state-chartered banks in the state where the savings institution is located); (ii) the law of the state where the branch would be located would permit the branch to be established if the federal savings institution were chartered by the state in which its home office is located; or (iii) the branch was operated lawfully as a branch under state law prior to the savings institution's conversion to a federal charter.

      Furthermore, the OTS will evaluate a branching applicant's record of compliance with the Community Reinvestment Act of 1977 ("CRA"). An unsatisfactory CRA record may be the basis for denial of a branching application.

      Community Reinvestment Act and the Fair Lending Laws. Savings institutions have a responsibility under the CRA and related regulations of the OTS to help meet the credit needs of their communities, including low-and moderate-income neighborhoods. In addition, the Equal Credit Opportunity Act and the Fair Housing Act (together, the "Fair Lending Laws") prohibit lenders from discriminating in their lending practices on the basis of characteristics specified in those statutes. An institution's failure to comply with the provisions of CRA could, at a minimum, result in regulatory restrictions on its activities, and failure to comply with the Fair Lending Laws could result in enforcement actions by the OTS, as well as other federal regulatory agencies and the Department of Justice.

      Qualified Thrift Lender Test. All savings institutions are required to meet a QTL test to avoid certain restrictions on their operations. Under Section 2303 of the Economic Growth and Regulatory Paperwork Reduction Act of 1996, a savings institution can comply with the QTL test by either qualifying as a domestic building and loan association as defined in Section 7701(a)(19) of the Code or meeting the second prong of the QTL test set forth in Section 10(m) of the HOLA. A savings institution that does not meet the QTL test must either convert to a bank charter or comply with the following restrictions on its operations: (i) the institution may not engage in any new activity or make any new investment, directly or indirectly, unless such activity or investment is permissible for a national bank; (ii) the branching powers of the institution shall be restricted to those of a national bank; (iii) the institution shall not be eligible to obtain any new advances from its FHLB, other than special liquidity advances with the approval of the OTS; and (iv) payment of dividends by the institution shall be subject to the rules regarding payment of dividends by a national bank. Upon the expiration of three years from the date the savings institution ceases to be a QTL, it must cease any activity and not retain any investment not permissible for a national bank and immediately repay any outstanding FHLB advances (subject to safety and soundness considerations).

      Currently, the prong of the QTL test that is not based on the Code requires that 65% of an institution's "portfolio assets" (as defined) consist of certain housing and consumer-related assets on a monthly average basis in nine out of every 12 months. Assets that qualify without limit for inclusion as part of the 65% requirement are loans made to purchase, refinance, construct, improve or repair domestic residential housing and manufactured housing; home equity loans; mortgage-backed securities (where the mortgages are secured by domestic residential housing or manufactured housing); stock issued by the FHLB of Dallas; and direct or indirect obligations of the FDIC. In addition, the following assets, among others, may be included in meeting the test subject to an overall limit of 20% of the savings institution's portfolio assets: 50% of residential mortgage loans originated and sold within 90 days of origination; 100% of consumer and educational loans (limited to 10% of total portfolio assets); and stock issued by the FHLMC or the FNMA. Portfolio assets consist of total assets minus the sum of (i) goodwill and other intangible assets, (ii) property used by the savings institution to conduct its business, and (iii) liquid assets up to 20% of the institution's total assets. At December 31, 1997, the qualified thrift investments of Ponchatoula were approximately 88.9% of its portfolio assets.

      Federal Home Loan Bank System. Ponchatoula is a member of the FHLB of Dallas, which is one of 12 regional FHLBs that administers the home financing credit function of savings institutions. Each FHLB serves as a reserve or central bank for its members within its assigned region. It is funded primarily from proceeds derived from the sale of consolidated obligations of the FHLB System. It makes loans to members (i.e., advances) in accordance with policies and procedures established by the Board of Directors of the FHLB. At December 31, 1997, Ponchatoula had $11.5 million of FHLB advances. See Note 9 to the Financial Statements.

      As a member, Ponchatoula is required to purchase and maintain stock in the FHLB of Dallas in an amount equal to at least 1% of its aggregate unpaid residential mortgage loans, home purchase contracts or similar obligations at the beginning of each year. At December 31, 1997, Ponchatoula had $584,000 in FHLB stock, which was in compliance with this requirement.

      The FHLBs are required to provide funds for the resolution of troubled savings institutions and to contribute to affordable housing programs through direct loans or interest subsidies on advances targeted for community investment and low- and moderate-income housing projects. These contributions have adversely affected the level of FHLB dividends paid and could continue to do so in the future. These contributions also could have an adverse effect on the value of FHLB stock in the future. The dividend yield on Ponchatoula's FHLB stock was 5.66% in 1997 compared to 5.40% in 1996 and 6.22% in 1995.

      Federal Reserve System. The Federal Reserve Board requires all depository institutions to maintain reserves against their transaction accounts (primarily NOW and Super NOW checking accounts) and non-personal time deposits. As of December 31, 1997, no reserves were required to be maintained on the first $4.4 million of transaction accounts, reserves of 3% were required to be maintained against the next $46.3 million of net transaction accounts (with such dollar amounts subject to adjustment by the Federal Reserve Board), and a reserve of 10% (which is subject to adjustment by the Federal Reserve Board to a level between 8% and 14%) against all remaining net transaction accounts. Because required reserves must be maintained in the form of vault cash or a noninterest-bearing account at a Federal Reserve Bank, the effect of this reserve requirement is to reduce an institution's earning assets.

      Thrift Charter. Congress has been considering legislation in various forms that would require federal thrifts, such as Ponchatoula, to convert their charters to national or state bank charters. Recent legislation required the Treasury Department to prepare for Congress a comprehensive study on the development of a common charter for federal savings institutions and commercial banks; and, in the event that the thrift charter was eliminated by January 1, 1999, would require the merger of the BIF and the SAIF into a single Deposit Insurance Fund on that date. Ponchatoula cannot determine whether, or in what form, such legislation may eventually be enacted and there can be no assurance that any legislation that is enacted would not adversely affect Ponchatoula and its parent holding company.

                                    TAXATION

Federal Taxation

      General. The Company and Ponchatoula are subject to the generally applicable corporate tax provisions of the Code, and Ponchatoula is subject to certain additional provisions of the Code which apply to thrifts and other types of financial institutions. The following discussion of federal taxation is intended only to summarize certain pertinent federal income tax matters and is not a comprehensive discussion of the tax rules applicable to the Company and Ponchatoula.

      Fiscal Year. The Company and Ponchatoula will file federal income tax returns on the basis of a calendar year ending on December 31, and it is expected that separate returns will be filed for 1998 and 1999.

      Bad Debt Reserves. In August 1996, legislation was enacted that repealed the reserve method of accounting (including the percentage of taxable income method) previously used by many savings institutions to calculate their bad debt reserve for federal income tax purposes. Savings institutions with $500 million or less in assets may, however, continue to use the experience method. As a result, Ponchatoula must recapture that portion of its reserve which exceeds the amount that could have been taken under the experience method for post-1987 tax years. At December 31, 1995, Ponchatoula's post-1987 excess reserves amounted to approximately $68,000. The recapture will occur over a six-year period, the commencement of which was January 1, 1996. The legislation also requires savings institutions to account for bad debts for federal income tax purposes on the same basis as commercial banks for tax years beginning after December 31, 1995. This change in accounting method and reversal and excess bad debt reserves is adequately provided for in Ponchatoula's deferred tax liability.

      At December 31, 1997, the federal income tax reserves of Ponchatoula included $1.0 million for which no federal income tax has been provided. Because of these federal income tax reserves and the liquidation account to be established for the benefit of certain depositors of Ponchatoula in connection with the Conversion, the retained earnings of Ponchatoula are substantially restricted.

      Distributions. If Ponchatoula were to distribute cash or property to its stockholders, and the distribution was treated as being from its accumulated bad debt reserves, the distribution would cause Ponchatoula to have additional taxable income. A distribution is deemed to have been made from accumulated bad debt reserves to the extent that (a) the reserves exceed the amount that would have been accumulated on the basis of actual loss experience, and (b) the distribution is a "non-qualified distribution." A distribution with respect to stock is a non-qualified distribution to the extent that, for federal income tax purposes, (i) it is in redemption of shares, (ii) it is pursuant to a liquidation of the institution, or (iii) in the case of a current distribution, together with all other such distributions during the taxable year, it exceeds the institution's current and post-1951 accumulated earnings and profits. The amount of additional taxable income created by a non-qualified distribution is an amount that when reduced by the tax attributable to it is equal to the amount of the distribution.

      Minimum Tax. The Code imposes an alternative minimum tax at a rate of 20%. The alternative minimum tax generally applies to a base of regular taxable income plus certain tax preferences ("alternative minimum taxable income" or "AMTI") and is payable to the extent such AMTI is in excess of an exemption amount. The Code provides that an item of tax preference is the excess of the bad debt deduction allowable for a taxable year pursuant to the percentage of taxable income method over the amount allowable under the experience method. Other items of tax preference that constitute AMTI include (a) depreciation and (b) 75% of the excess (if any) of (i) adjusted current earnings as defined in the Code, over
(ii) AMTI (determined without regard to this preference and prior to reduction by net operating losses).

      Net Operating Loss Carryovers. A financial institution may carry back net operating losses ("NOLs") to the preceding three taxable years and forward to the succeeding 15 taxable years. This provision applies to losses incurred in taxable years beginning after 1986. At December 31, 1997, Ponchatoula had no NOL carryforwards for federal income tax purposes.

      Capital Gains and Corporate Dividends-Received Deduction. Corporate net capital gains are taxed at a maximum rate of 35%. Corporations which own 20% or more of the stock of a corporation distributing a dividend may deduct 80% of the dividends received. Corporations which own less than 20% of the stock of a corporation distributing a dividend may deduct 70% of the dividends received. However, a corporation that receives dividends from a member of the same affiliated group of corporations may deduct 100% of the dividends received.

      Other Matters. Federal legislation is introduced from time to time that would limit the ability of individuals to deduct interest paid on mortgage loans. Individuals are currently not permitted to deduct interest on consumer loans. Significant increases in tax rates or further restrictions on the deductibility of mortgage interest could adversely affect Ponchatoula.


      Ponchatoula's federal income tax returns for the tax years ended 1994, 1995 and 1996 are open under the statute of limitations and are subject to review by the IRS. Ponchatoula's tax returns have not been audited by the IRS in the last five years.


State Taxation

      The Company is subject to the Louisiana Corporation Income Tax based on its Louisiana taxable income. The Corporation Income Tax applies at graduated rates from 4% upon the first $25,000 of Louisiana taxable income to 8% on all Louisiana taxable income in excess of $200,000. For these purposes, "Louisiana taxable income" means net income which is earned within or derived from sources within the State of Louisiana, after adjustments permitted under Louisiana law, including a federal income tax deduction. In addition, Ponchatoula is subject to the Louisiana Shares Tax which is imposed on the assessed value of a company's stock. The formula for deriving the assessed value is to calculate 15% of the sum of (a) 20% of a company's capitalized earnings, plus (b) 80% of the company's taxable stockholders' equity, and to subtract from that figure 50% of the company's real and personal property assessment. Various items may also be subtracted in calculating a company's capitalized earnings. Ponchatoula believes that the Louisiana Shares Tax, which applies at rates up to 16% on the assessed value of its stock, will not result in a material tax liability following the Conversion.

                                   MANAGEMENT

Management of the Company

      The Board of Directors of the Company is divided into three classes, each of which contains approximately one-third of the Board. The directors shall be elected by the stockholders of the Company for staggered three year terms, or until their successors are elected and qualified. The following table sets forth certain information regarding the directors of the Company, all of whom are also directors of Ponchatoula.

                                                    Position with
                                                   Ponchatoula and
                                                Principal Occupation             Director of        Year
                                                     During the                  Ponchatoula        Term
            Name                Age(1)             Past Five Years                  Since          Expires
----------------------------   --------     --------------------------------    -------------    -----------
John C. Bohning                   56        Director; President and manager         1974            2001
                                            of Bohning's Supermarket,
                                            Ponchatoula, Louisiana, since
                                            1961.

Lawrence C. Caldwell, Jr.         50        Director; President and Chief           1984            2000
                                            Executive Officer of
                                            Ponchatoula since January 1994.
                                            From 1984 until January 1994,
                                            served as Executive Vice
                                            President and Chief Executive
                                            Officer of Ponchatoula. Present
                                            Chairman of Louisiana League of
                                            Savings Institutions and
                                            Commissioner on the Louisiana
                                            Housing Finance Agency.

Robert H. Gabriel                 42        Director; President of Gabriel          1996            1999
                                            Bldg. Supply Co., Inc.,
                                            Ponchatoula, Louisiana, since
                                            1982.

Dennis E. James                   38        Director; Audit Partner with            1996            2000
                                            Durnin & James, CPA, Amite,
                                            Louisiana, since 1987.

Allen B. Pierson, Jr.             61        Director, Attorney and, from            1989(2)         2000
                                            1991 to May 1996, a Partner
                                            with the law firm of Matheny
                                            and Pierson, Ponchatoula,
                                            Louisiana.

Milton J. Schanzbach              71        Chairman of the Board; Retired          1978            2001
                                            optometrist.

Barbara B. Theriot                53        Director; Secretary and                 1994            1999
                                            Treasurer of Ponchatoula since
                                            1984.


* 1

-------------------
(1)   Age as of December 31, 1997.

(2) In addition, Mr. Pierson served as a director of Ponchatoula from 1969 to 1983.

      Directors of the Company initially will not be compensated by the Company but will serve with and be compensated by Ponchatoula. It is not anticipated that separate compensation will be paid to directors of the Company until such time as such persons devote significant time to the separate management of the Company's affairs, which is not expected to occur until the Company becomes actively engaged in additional businesses other than holding the stock of Ponchatoula. The Company may determine that such compensation is appropriate in the future.

      The executive officers of the Company are elected annually and hold office until their respective successors have been elected and qualified or until death, resignation or removal by the Board of Directors.

Management of Ponchatoula

      The directors and executive officers of Ponchatoula are the same as the directors and executive officers of the Company. Information concerning the names, ages, principal occupations during the past five years and term of office of the directors and executive officers of Ponchatoula is set forth under "- Management of the Company."

Compliance with Section 16(a) of the Exchange Act

      Section 16(a) of the Exchange Act requires Ponchatoula's officers and directors, and persons who own more than 10% of the Ponchatoula Common Stock, to file reports of ownership and changes in ownership with the OTS. Officers, directors and greater than 10% stockholders are required by regulation to furnish Ponchatoula with copies of all Section 16(a) forms they file. Based solely on review of the copies of such forms furnished to Ponchatoula, Ponchatoula believes that during 1997, all Section 16(a) filing requirements applicable to its officers and directors were complied with.

Beneficial Ownership of Ponchatoula Common Stock

      The following table sets forth information as to the Ponchatoula Common Stock beneficially owned as of March 31, 1998 by (i) the only persons or entities known to Ponchatoula to be the beneficial owners of more than 5% of the Ponchatoula Common Stock, (ii) each director of Ponchatoula, and (iii) all directors and executive officers of Ponchatoula as a group.

                                        Amount and Nature        Percent
                                          of Beneficial            of
                Name                   Ownership(1)(2)(3)         Class
                ----                   ------------------         -----


Homestead Mutual Holding Company
195 North Sixth Street
Ponchatoula, Louisiana 70454                456,240               75.2%

Directors:
   John C. Bohning                            3,338                  *
   Lawrence C. Caldwell, Jr.                  8,227(4)             1.4%
   Robert H. Gabriel                          1,597                  *
   Dennis E. James                            1,153                  *
   Allen B. Pierson, Jr.                      8,526(5)             1.4%
   Milton J. Schanzbach                       3,838(6)               *
   Barbara B. Theriot                         7,294(7)             1.2%

All directors and executive officers
 of Ponchatoula as a group (7 persons)       33,973                5.6%


                                                   (Footnotes on following page)

----------

*   Represents less than 1% of the outstanding Ponchatoula Common Stock.

(1) Based on information furnished by the respective individuals. Under application regulations, shares are deemed to be beneficially owned by a person if he directly or indirectly has or shares the power to vote or dispose of the shares, whether or not he has any economic interest in the shares. Unless otherwise indicated, the named beneficial owner has sole voting and dispositive power with respect to the shares.

(2) Under applicable regulations, a person is deemed to have beneficial ownership of any shares of Ponchatoula Common Stock which may be acquired within 60 days of the date shown pursuant to the exercise of outstanding stock options. Shares of Ponchatoula Common Stock which are subject to stock options are deemed to be outstanding for the purpose of computing the percentage of outstanding Ponchatoula Common Stock owned by such person or group but not deemed outstanding for the purpose of computing the percentage of Ponchatoula Common Stock owned by any other person or group. The amounts set forth in the table include shares which may be received upon the exercise of stock options within 60 days of the date shown as follows: for each of Messrs. Bohning, Gabriel, Schanzbach and James, 599 shares; for Mrs. Theriot, 431 shares; for Mr. Caldwell, 755 shares; and for all directors and executive officers as a group, 3,582 shares.

(3) Includes unvested restricted shares granted pursuant to Ponchatoula's Management Recognition Plans ("MRPs") as follows: for each of Messrs. Bohning, Schanzbach, James and Pierson, 196 shares; for Mr. Gabriel, 48 shares; for Mrs. Theriot, 691 shares; for Mr. Caldwell, 1,208 shares; and for all directors and executive officers as a group, 2,731 shares. While these restricted shares have not yet vested or been distributed to the recipient of the grant, the grant recipients are entitled to vote the restricted shares.

(4) Includes 1,500 shares which are owned jointly with Mr. Caldwell's spouse and 4,463 shares held by Ponchatoula's Profit Sharing Plan for the account of Mr. Caldwell.

(5) Excludes 1,000 shares held in trust for a client of Mr. Pierson as to which Mr. Pierson serves as trustee and as to which he disclaims beneficial ownership.

(6) Includes 3,000 shares which are owned jointly with Mr. Schanzbach's spouse.

(7) Includes 2,000 shares which are owned jointly with Mrs. Theriot's spouse and 4,000 shares held by Ponchatoula's Profit Sharing Plan for the account of Mrs. Theriot.

      For information regarding the proposed purchases of Conversion Stock by Ponchatoula's directors and executive officers and their pro forma ownership, see "Proposed Management Purchases."

The Board of Directors and Its Committees

      Regular meetings of the Board of Directors of Ponchatoula are held once a month and special meetings of the Board of Directors of Ponchatoula are held from time-to-time as needed. There were 12 meetings of the Board of Directors of Ponchatoula held during 1997. No director attended fewer than 75% of the total number of meetings of the Board of Directors of Ponchatoula held during 1997 and the total number of meetings held by all committees of the Board on which the director served during such year.

      The Board of Directors of Ponchatoula has established an Executive Committee, which is authorized to act with the same authority as the Board of Directors between meetings of the Board. Currently, the entire Board of Directors serves as members of this Committee. The Executive Committee met 35 times during 1997.

      The Board of Directors has established a Compensation Committee to administer employee benefit plans and to review existing compensation. The Compensation Committee consists of the five non-employee directors of Ponchatoula and met once during 1997.

      The entire Board of Directors performs the functions of an audit committee and of a nominating committee. Article II, Section 14 of the Bylaws of Ponchatoula provides that the Board of Directors shall act as a nominating committee for selecting the nominees for election as directors. The Board of Directors, acting in its capacity as the nominating committee, met once during 1997.

Directors' Compensation

      Each director of Ponchatoula receives $400 per month (paid semi-annually) for service on the Board of Directors and $450 per month (paid semi-annually) for service on Ponchatoula's Executive Committee. Mr. Schanzbach receives an additional $300 per month (paid monthly) as Chairman of the Board of Ponchatoula.

Summary Compensation Table

      The following table sets forth certain information with respect to the compensation of the President and Chief Executive Officer of Ponchatoula during the periods presented. No executive officer of Ponchatoula received total compensation in excess of $100,000 during 1997.

===================================================================================================================================
                                                Annual Compensation                       Long-Term Compensation
                                    ------------------------------------------------------------------------------
                                                                                       Awards             Payouts
                                                             Other
         Name and           Fiscal                           Annual                                                   All Other
    Principal Position       Year    Salary(1)    Bonus   Compensation(2)                                           ompensation(5)
                                                                            --------------------------------------
                                                                                             Securities
                                                                              Restricted     Underlying    LTIP
                                                                            Stock Award(3)   Options(4)   Payouts
-----------------------------------------------------------------------------------------------------------------------------------
Lawrence C. Caldwell, Jr.    1997    $82,200     $5,016       --                 $    --         --         --         $10,764
  President and Chief        1996     81,000      3,540       --                  15,090      3,774         --          10,624
  Executive Officer          1995     75,600      5,088       --                      --         --         --          10,620
===================================================================================================================================

----------

(1) Includes Board fees of $10,200, $10,200 and $4,800 in 1997, 1996 and 1995, respectively. See "- Directors' Compensation."

(2) Does not include amounts attributable to miscellaneous benefits received by the named executive officer. In the opinion of management of Ponchatoula, the costs to Ponchatoula of providing such benefits to the named executive officer during the year ended December 31, 1997 did not exceed the lesser of $50,000 or 10% of the total of annual salary and bonus reported for such individual.

(3) Represents the grant of 1,509 shares of restricted Ponchatoula Common Stock pursuant to Ponchatoula's 1996 Management Recognition Plan for Officers, which shares were deemed to have had the indicated value at the date of grant. The remaining unvested shares of restricted stock had a fair market value of $13,288 at December 31, 1997, based on the $11.00 per share closing market price on such date. The award vests at the rate of 20% a year over a five-year period commencing on the first anniversary of the date of grant, and dividends are paid on the restricted shares.

(4) Consists of stock options granted pursuant to Ponchatoula's 1996 Stock Incentive Plan, which options vest and are exercisable at the rate of 20% a year over a five-year period commencing on the first anniversary of the date of grant.

(5) Consists of amounts allocated, accrued or paid by Ponchatoula on behalf of Mr. Caldwell pursuant to Ponchatoula's Profit Sharing Plan.

Employment Agreements


      In connection with the Conversion, the Company and Ponchatoula (the "Employers") intend to enter into employment agreements with each of Mr. Caldwell and Ms. Theriot. The Employers have agreed to employ the executives for a term of three years, in each case in their current respective positions. The agreements provide that Mr. Caldwell and Ms. Theriot will initially be paid their current salary levels of $79,560 and $57,120, respectively. The executives' compensation and expenses shall be paid by the Company and Ponchatoula in the same proportion as the time and services actually expended by the executives on behalf of each respective Employer. The employment agreements will be reviewed annually, and the term of the executives' employment agreements shall be extended each year for a successive additional one-year period upon the approval of the Employers' Boards of Directors, unless either party elects, not less than 30 days prior to the annual anniversary date, not to extend the employment term.

      Each of the employment agreements shall be terminable with or without cause by the Employers. The executives shall have no right to compensation or other benefits pursuant to the employment agreements for any period after voluntary termination or termination by the Employers for cause, disability or retirement. The agreements provide for certain benefits in the event of the executive's death. In the event that (i) either executive terminates his or her employment because of failure to comply with any material provision of the employment agreement or the Employers change the executive's title or duties or
(ii) the employment agreement is terminated by the Employers other than for cause, disability, retirement or death or by the executive as a result of certain adverse actions which are taken with respect to the executive's employment following a change in control of the Company, as defined, then the executives will be entitled to a cash severance amount equal to three times his or her average annual compensation for the last five calendar years, plus the continuation of certain miscellaneous fringe benefits, subject to reduction pursuant to Section 280G of the Code as set forth below in the event of a change in control.


      A change in control is generally defined in the employment agreements to include any change in control of the Company required to be reported under the federal securities laws, as well as (i) the acquisition by any person of 20% or more of the Company's outstanding voting securities and (ii) a change in a majority of the directors of the Company during any three-year period without the approval of at least two-thirds of the persons who were directors of the Company at the beginning of such period.


      Each employment agreement provides that, in the event that any of the payments to be made thereunder or otherwise upon termination of employment are deemed to constitute "parachute payments" within the meaning Section 280G of the Code, then such payments and benefits received thereunder shall be reduced by the amount which is the minimum necessary to result in the payments not exceeding three times the recipient's average annual compensation from the employer which was includable in the recipient's gross income during the most recent five taxable years (the "Section 280G Limit"). As a result, none of the severance payments will be subject to a 20% excise tax, and the Employers will be able to deduct such payments as compensation expense for federal income tax purposes. If a change in control was to occur in 1998 subsequent to consummation of the Conversion, the Section 280G Limit for Mr. Caldwell and Ms. Theriot would be approximately $223,000 and $147,000, respectively.


      Although the above-described employment agreements could increase the cost of any acquisition of control of the Company, management of the Company does not believe that the terms thereof would have a significant anti-takeover effect. The Company and/or Ponchatoula may determine to enter into similar employment agreements with other officers in the future.

Existing Stock Options

      Stock options for 10,782 shares of Ponchatoula Common Stock were granted to all employees of Ponchatoula on July 10, 1996 at $10.00 per share pursuant to Ponchatoula's 1996 Stock Incentive Plan, which plan was approved by stockholders at the 1996 Annual Meeting. No stock options were granted in 1997.

      No options were exercised by executive officers during 1997. Mr. Pierson, a non-employee director of Ponchatoula, exercised his stock option for 60 shares during 1997. The following table sets forth, with respect to the executive officer named in the Summary Compensation Table, information with respect to the number of shares of Ponchatoula Common Stock covered by options held at the end of the fiscal year and the value with respect thereto.

                             Shares                           Number of                    Value of Unexercised
                            Acquired                     Unexercised Options               in the Money Options
                               on       Value            at Fiscal Year End                at Fiscal Year End(1)
         Name               Exercise   Realized   Exercisable        Unexercisable   Exercisable        Unexercisable
-------------------------   --------   --------   -----------        -------------   -----------        -------------
Lawrence C. Caldwell, Jr.      --         --          755                 3,019        $ 755                $3,019

----------

(1) Based on a per share market price of the Ponchatoula Common Stock of $11.00 at December 31, 1997, minus the applicable exercise price per share.

Profit Sharing Plan

      Ponchatoula maintains an Employee Profit Sharing Trust (the "Profit Sharing Plan"), which is a tax-qualified defined contribution plan. Full-time employees who have been credited with at least six consecutive months of service and who have attained age 20 are eligible to participate in the Profit Sharing Plan. Under the Profit Sharing Plan, a separate account is established for each participating employee, and Ponchatoula may make discretionary contributions to the Profit Sharing Plan which are allocated to the participants' accounts. Distributions from the Profit Sharing Plan are made upon termination of service either in a lump sum or in installments over a period not to exceed the greater of the life expectancy of the participant or the joint survivor life expectancy of the participant and his or her designated beneficiary, or upon application in case of specified financial hardship.

      The Profit Sharing Plan was amended in 1994 to permit each participant to direct the trustee of the plan with respect to the investment of his or her vested account balances within the plan into four alternative investment funds, including a Fixed Income Fund, which shall be invested by the trustee in interest-bearing accounts, money market accounts or certificates of deposit at a federally insured financial institution; the Vanguard Wellington Fund; an Employer Stock Fund, which shall be invested by the trustee in shares of Ponchatoula Common Stock; and the Vanguard Windsor II Fund. The Profit Sharing Plan purchased 14,376 shares of Ponchatoula Common Stock on August 31, 1994 in connection with the MHC Reorganization. Such shares were purchased in accordance with instructions from participants who authorized their vested account balances to be used to purchase Ponchatoula Common Stock. Each participant has the right to direct the trustee as to the manner in which whole and partial shares of Ponchatoula Common Stock allocated to his or her account are to be voted. The trustee shall vote allocated shares of Ponchatoula Common Stock for which it has not received directions from a participant, and any unallocated shares, in the same proportion for and against proposals to stockholders of Ponchatoula as participants and their beneficiaries actually vote shares of Ponchatoula Common Stock which have been allocated to their individual participant's accounts.

      Prior to April 1, 1998, participants were not permitted to make contributions to their accounts within the Profit Sharing Plan. The plan was amended effective April 1, 1998 to incorporate a 401(k) feature, pursuant to which employees are permitted to contribute up to 7.5% of their annual base salary (excluding incentive bonuses, stock benefit plans and any other form of compensation), with the annual contribution not to exceed $10,000 in 1998. Ponchatoula will make matching contributions equal to 100% of each employee's contribution up to 7.5% of the employee's annual base salary. As of April 1, 1998, the investment alternatives available to participants were expanded to include nine different mutual funds (equity funds, bond funds and money market funds), the Ponchatoula Common Stock, deposit accounts and whole life insurance. An independent third party administrator administers the amended plan.

New Stock Benefit Plans

      Employee Stock Ownership Plan. The Company has established the ESOP for employees of the Company and Ponchatoula to become effective upon the Conversion. Full-time employees of the Company and Ponchatoula who have been credited with at least 1,000 hours of service during a twelve-month period are eligible to participate in the ESOP.


      As part of the Conversion, in order to fund the purchase of up to 8% of the Conversion Stock sold in the Offerings, it is anticipated that the ESOP will borrow funds from the Company. It is anticipated that such loan will equal 100% of the aggregate purchase price of the Conversion Stock acquired by the ESOP. The loan to the ESOP will be repaid principally from the Company's and Ponchatoula's contributions to the ESOP over a period of not less than 10 years, and the collateral for the loan will be the Common Stock purchased by the ESOP. The interest rate for the ESOP loan is expected to be a fixed rate of 8.5%.
The Company may, in any plan year, make additional discretionary contributions for the benefit of plan participants in either cash or shares of Common Stock, which may be acquired through the purchase of outstanding shares in the market or from individual stockholders, upon the original issuance of additional shares by the Company or upon the sale of treasury shares by the Company. Such purchases, if made, would be funded through additional borrowings by the ESOP or additional contributions from the Company. The timing, amount and manner of future contributions to the ESOP will be affected by various factors, including prevailing regulatory policies, the requirements of applicable laws and regulations and market conditions.


      Shares purchased by the ESOP with the proceeds of the loan will be held in a suspense account and released to participants on a pro rata basis as debt service payments are made. Shares released from the ESOP will be allocated to each eligible participant's ESOP account based on the ratio of each such participant's base compensation to the total base compensation of all eligible ESOP participants. Forfeitures will be reallocated among remaining participating employees and may reduce any amount the Company might otherwise have contributed to the ESOP. Upon the completion of three years of service, the account balances of participants within the ESOP will become 20% vested and will continue to vest at the rate of 20% for each additional year of service completed by the participant, such that a participant will become 100% vested upon the completion of seven years of service. Credit is given for years of service with Ponchatoula prior to adoption of the ESOP. In the case of a "change in control," as defined, however, participants will become immediately fully vested in their account balances. Benefits may be payable upon retirement or separation from service. The Company's contributions to the ESOP are not fixed, so benefits payable under the ESOP cannot be estimated.

      Messrs. Caldwell, James and Kelly Morse (an officer of Ponchatoula) will serve as trustees of the ESOP. Under the ESOP, the trustees must generally vote all allocated shares held in the ESOP in accordance with the instructions of the participating employees, and unallocated shares will generally be voted in the same ratio on any matter as those allocated shares for which instructions are given, in each case subject to the requirements of applicable law and the fiduciary duties of the trustees.

      See "Risk Factors - Potential Increased Compensation Expense After the Conversion" for a discussion of SOP 93-6, which requires that the compensation expense recorded by employers for leveraged ESOPs be based on the fair value of the ESOP shares.

      GAAP requires that any third party borrowing by the ESOP be reflected as a liability on the Company's statement of financial condition. Since the ESOP is borrowing from the Company, such obligation is not treated as a liability, but will instead be excluded from stockholders' equity. If the ESOP purchases newly issued shares from the Company, total stockholders' equity would neither increase nor decrease, but per share stockholders' equity and per share net earnings would decrease as the newly issued shares are allocated to the ESOP participants.

      The ESOP will be subject to the requirements of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and the regulations of the IRS and the Department of Labor thereunder.

      Stock Option Plan. Following consummation of the Conversion, the Board of Directors of the Company intends to adopt a 1998 Stock Option Plan, which will be designed to attract and retain qualified personnel in key positions, provide directors, officers and key employees with a proprietary interest in the Company as an incentive to contribute to the success of the Company and reward key employees for outstanding performance. The Stock Option Plan will provide for the grant of incentive stock options intended to comply with the requirements of
Section 422 of the Code ("incentive stock options"), non-incentive or compensatory stock options, stock appreciation rights and limited rights which will be exercisable only upon a change in control of the Company (collectively "Awards"). Awards may be granted to directors and key employees of the Company and any subsidiaries. The Stock Option Plan will be administered and interpreted by a committee of the Board of Directors ("Committee"). Unless sooner terminated, the Stock Option Plan shall continue in effect for a period of 10 years from the date the Stock Option Plan is adopted by the Board of Directors. Subject to any applicable OTS regulations, upon exercise of "Limited Rights" in the event of a change in control, the employee will be entitled to receive a lump sum cash payment equal to the difference between the exercise price of the related option and the fair market value of the shares of Common Stock subject to the option on the date of exercise of the right in lieu of purchasing the stock underlying the option.

      Under the Stock Option Plan, the Committee will determine which directors, officers and key employees will be granted Awards, whether options will be incentive or compensatory options, the number of shares subject to each Award, the exercise price of each option, whether options may be exercised by delivering other shares of Common Stock and when such options become exercisable. The per share exercise price of an incentive stock option must at least equal the fair market value of a share of Common Stock on the date the option is granted (110% of fair market value in the case of incentive stock options granted to employees who are 5% stockholders).


      At a meeting of stockholders of the Company following the Conversion, which under applicable OTS regulations may be held no earlier than six months after the completion of the Conversion, the Board of Directors intends to present the 1998 Stock Option Plan to stockholders for approval and to reserve an amount equal to 10% of the shares of Conversion Stock sold in the Offerings (or 112,412 shares based upon the issuance of 1,124,125 shares of Conversion Stock at the maximum of the Estimated Valuation Range), for issuance under the 1998 Stock Option Plan. OTS regulations provide that, in the event such plan is implemented within one year following the Conversion, no individual officer or employee of Ponchatoula may receive more than 25% of the options granted under the 1998 Stock Option Plan and non-employee directors may not receive more than 5% individually, or 30% in the aggregate of the options granted under the 1998 Stock Option Plan. OTS regulations also provide that the exercise price of any options granted under any such plan must be at least equal to the fair market value of the Common Stock as of the date of grant. Each stock option or portion thereof will be exercisable at any time on or after it vests and will be exercisable until 10 years after its date of grant or for periods of up to one year following the death, disability or other termination of the optionee's employment or service as a director. However, failure to exercise incentive stock options within three months after the date on which the optionee's employment terminates may result in the loss of incentive stock option treatment.

      At the time an Award is granted pursuant to the 1998 Stock Option Plan, the recipient will not be required to make any payment in consideration for such grant. With respect to incentive or compensatory stock options, the optionee will be required to pay the applicable exercise price at the time of exercise in order to receive the underlying shares of Common Stock. The shares reserved for issuance under the 1998 Stock Option Plan may be authorized but previously unissued shares, treasury shares, or shares purchased by the Company on the open market or from private sources. In the event of a stock split, reverse stock split or stock dividend, the number of shares of Common Stock under the 1998 Stock Option Plan, the number of shares to which any Award relates and the exercise price per share under any option or stock appreciation right shall be adjusted to reflect such increase or decrease in the total number of shares of Common Stock outstanding. In the event the Company declares a special cash dividend or return of capital following the implementation of the 1998 Stock Option Plan in an amount per share which exceeds 10% of the fair market value of a share of Common Stock as of the date of declaration, the per share exercise price of all previously granted options which remain unexercised as of the date of such declaration shall, subject to certain limitations, be proportionately adjusted to give effect to such special cash dividend or return of capital as of the date of payment of such special cash dividend or return of capital.

      Under current provisions of the Code, the federal income tax treatment of incentive stock options and compensatory stock options is different. As regards incentive stock options, an optionee who meets certain holding period requirements will not recognize income at the time the option is granted or at the time the option is exercised, and a federal income tax deduction generally will not be available to the Company at any time as a result of such grant or exercise. With respect to compensatory stock options, the difference between the fair market value on the date of exercise and the option exercise price generally will be treated as compensation income upon exercise, and the Company will be entitled to a deduction in the amount of income so recognized by the optionee. Upon the exercise of a stock appreciation right, the holder will realize income for federal income tax purposes equal to the amount received by him, whether in cash, shares of stock or both, and the Company will be entitled to a deduction for federal income tax purposes in the same amount.

      It is currently expected that the 1998 Stock Option Plan will provide that no individual officer will be able to receive stock options for more than 25% of the shares available under the 1998 Stock Option Plan, or 28,103 shares if the amount of Conversion Stock sold in the Offerings is equal to the maximum of the Estimated Valuation Range, vesting over a five-year period (or 5,620 shares per year based upon the maximum of the Estimated Valuation Range).

      Recognition Plan. Following consummation of the Conversion, the Board of Directors of the Company intends to adopt a 1998 Recognition Plan for directors, officers and employees. The objective of the 1998 Recognition Plan will be to enable the Company to provide directors, officers and employees with a proprietary interest in the Company as an incentive to contribute to its success. The Company intends to present the 1998 Recognition Plan to stockholders for their approval at a meeting of stockholders which, pursuant to applicable OTS regulations, may be held no earlier than six months subsequent to completion of the Conversion.


      The 1998 Recognition Plan will be administered by a committee of the Board of Directors, which will have the responsibility to invest all funds contributed to the trust created for the 1998 Recognition Plan (the "Trust"). The Company will contribute sufficient funds to the Trust so that the Trust can purchase, following the receipt of stockholder approval, a number of shares equal to an aggregate of 4% of the Conversion Stock sold in the Offerings (44,965 shares, based on the sale of 1,124,125 shares at the maximum of the Estimated Valuation Range). Shares of Common Stock granted pursuant to the 1998 Recognition Plan generally will be in the form of restricted stock vesting at the rate of 20% per year over the five years following the date of grant. For accounting purposes, compensation expense in the amount of the fair market value of the Common Stock at the date of the grant to the recipient will be recognized pro rata over the period during which the shares are payable. A recipient will be entitled to all voting and other stockholder rights, except that the shares, while restricted, may not be sold, pledged or otherwise disposed of and are required to be held in the Trust. Under the terms of the 1998 Recognition Plan, recipients of awards will be entitled to instruct the trustees of the 1998 Recognition Plan as to how the underlying shares should be voted, and the trustees will be entitled to vote all unallocated shares in their discretion. If a recipient's employment is terminated as a result of death or disability, all restrictions will expire and all allocated shares will become unrestricted. The Board of Directors of the Company can terminate the 1998 Recognition Plan at any time, and if it does so, any shares not allocated will revert to the Company. Recipients of grants under the 1998 Recognition Plan will not be required to make any payment at the time of grant or when the underlying shares of Common Stock become vested, other than payment of withholding taxes.

      It is currently expected that the 1998 Recognition Plan will provide that no individual officer will be able to receive an award for more than 25% of the shares available under the 1998 Recognition Plan, or 9,775 shares if the amount of Conversion Stock sold in the Offerings is equal to the maximum of the Estimated Valuation Range, vesting over a five-year period (or 1,955 shares per year based upon the maximum of the Estimated Valuation Range).

Indebtedness of Management

      Ponchatoula offers mortgage loans to its directors, officers and full-time employees for the financing of their primary residences and certain other loans in accordance with applicable federal laws and regulations. Since August 1989, all loans made by Ponchatoula to its executive officers, directors and, to the extent otherwise permitted, principal stockholder(s), or any related interest of the foregoing, must be (i) on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions by the savings institution with non-affiliated parties, and (ii) not involve more than the normal risk of repayment or present other unfavorable features.

      The following table sets forth information as to all directors and executive officers, including members of their immediate families and affiliated entities, who had loans with Ponchatoula aggregating $60,000 or more during the year ended December 31, 1997. These loans generally were made on substantially the same terms as those prevailing at the time for comparable transactions with non-affiliated persons. It is the belief by management that these loans neither involve more than the normal risk of collectibility nor present other unfavorable features.

                                                        Highest
                                                        Balance                 Interest
                                                 Year    1/1/97     Principal     Rate
     Name and Position         Nature of         Loan      to      Balance at     as of
      or Relationship         Indebtedness       Made   12/31/97    12/31/97    12/31/97
--------------------------   -----------------   ----   --------   ----------   --------
John C. Bohning,             First mortgage      1978    $ 8,643     $     0      9.000%
 Director                    Second mortgage     1986     71,341      64,963      8.000

Lawrence C. Caldwell, Jr.,   First mortgage(1)   1986     67,182      65,134      8.125
 President and               Signature loan      1992      4,299           0      8.500
 Chief Executive Officer     Signature loan      1996     15,000           0      8.500
                             First mortgage      1996     75,000      73,147      8.000
                             Signature loan      1997      6,000       6,000      8.500

Allen B. Pierson, Jr.,       First mortgage(2)   1985     43,069      39,992      8.125
 Director                    First mortgage(2)   1986     30,413      28,571      9.000

----------

(1) The mortgage was assumed by another borrower, but Mr. Caldwell has secondary liability on the mortgage.

(2) The mortgage is secured by rental property.

Certain Transactions

      Allen B. Pierson, Jr., a director of Ponchatoula, is an attorney and receives a retainer from Ponchatoula of $350 per month. In addition, during the year ended December 31, 1997, the fees paid by Ponchatoula to Mr. Pierson (exclusive of the above described retainer) amounted to approximately $36,529 in connection with loan closings.

                                 THE CONVERSION

      The Boards of Directors of the Mutual Holding Company, Ponchatoula and the Company have approved the Plan of Conversion, as has the OTS, subject to approval by the Members of the Mutual Holding Company and the Stockholders of Ponchatoula entitled to vote on the matter and the satisfaction of certain other conditions. Such OTS approval, however, does not constitute a recommendation or endorsement of the Plan by such agency.

General


      The Boards of Directors of the Mutual Holding Company and Ponchatoula unanimously adopted the Plan on February 25, 1998. Following the incorporation of the Company, the Board of Directors of the Company unanimously adopted the Plan on March 25, 1998. The parties amended the Plan on May 4, 1998. The Plan has been approved by the OTS, subject to, among other things, approval of the Plan by the Members of the Mutual Holding Company and the Stockholders of Ponchatoula. The Members' Meeting and the Stockholders' Meeting have been called for this purpose on July 1, 1998.

      The following is a summary of the material aspects of the Plan and the Conversion. The summary is qualified in its entirety by reference to the provisions of the Plan, which is available for inspection at each branch office of Ponchatoula and at the offices of the OTS. The Plan also is filed as an exhibit to the Registration Statement of which this Prospectus is a part, copies of which may be obtained from the SEC. See "Additional Information."


Purposes of the Conversion

      The Mutual Holding Company, as a federally chartered mutual holding company, does not have stockholders and has no authority to issue capital stock. As a result of the Conversion, the Company will be structured in the form used by holding companies of commercial banks, most business entities and a growing number of savings institutions. The Conversion will be important to the future growth and performance of the holding company organization by providing a larger capital base to support the operations of Ponchatoula and Company and by enhancing their future access to capital markets, ability to diversify into other financial services related activities, and ability to provide services to the public. Although Ponchatoula currently has the ability to raise additional capital through the sale of additional shares of Ponchatoula Common Stock, that ability is limited by the mutual holding company structure which, among other things, requires that the Mutual Holding Company hold a majority of the outstanding shares of Ponchatoula Common Stock.

      The Conversion also will result in an increase in the number of outstanding shares of Common Stock following the Conversion, as compared to the number of outstanding shares of Public Ponchatoula Shares prior to the Conversion, which will increase the likelihood of the development of an active and liquid trading market for the Common Stock. See "Market for Common Stock."

      If Ponchatoula had undertaken a standard conversion involving the formation of a stock holding company in 1994, applicable OTS regulations would have required a greater amount of common stock to be sold than the $1.2 million of net proceeds raised in the MHC Reorganization. Management of Ponchatoula believed that it may have been difficult in 1994 to prudently invest in a timely manner the larger amount of capital that would have been raised in a standard conversion, when compared to the net proceeds raised in the MHC Reorganization. A standard conversion in 1994 also would have immediately eliminated all aspects of the mutual form of organization.

      The Offerings will further increase the capital of the Company and Ponchatoula and provide them with additional flexibility to grow and increase net income.

      In light of the foregoing, the Boards of Directors of Ponchatoula and the Mutual Holding Company believe that the Conversion is in the best interests of such companies and their respective Stockholders and Members.

Description of the Conversion


      On February 25, 1998, the Boards of Directors of Ponchatoula and the Mutual Holding Company adopted the Plan, and as of February 27, 1998 Ponchatoula incorporated the Company under Louisiana law as a first-tier wholly owned subsidiary of Ponchatoula. Pursuant to the Plan, (i) the Mutual Holding Company will convert from mutual form to a federal interim stock savings institution and simultaneously merge with and into Ponchatoula, pursuant to which the Mutual Holding Company will cease to exist and the shares of Ponchatoula Common Stock held by the Mutual Holding Company will be cancelled, and (ii) an interim savings institution ("Interim") to be formed as a wholly owned subsidiary of the Company will then merge with and into Ponchatoula. As a result of the merger of Interim with and into Ponchatoula, Ponchatoula will become a wholly-owned subsidiary of the Company and the Public Ponchatoula Shares (other than Dissenting Shares, if any) will be converted into the Exchange Shares pursuant to the Exchange Ratio, which will result in the holders of such shares owning in the aggregate approximately the same percentage of the Common Stock to be outstanding upon the completion of the Conversion (i.e., the Conversion Stock and the Exchange Shares) as the percentage of Ponchatoula Common Stock owned by them in the aggregate immediately prior to consummation of the Conversion (as adjusted from 24.2% to 23.94% to reflect the amount of dividends previously waived by the MHC), before giving effect to (a) the payment of cash in lieu of issuing fractional Exchange Shares, (b) any shares of Conversion Stock purchased by Ponchatoula's stockholders in the Offerings, and (c) any Dissenting Shares.


      Pursuant to OTS regulations, consummation of the Conversion (including the offering of Conversion Stock in the Offerings, as described below) is conditioned upon the approval of the Plan by (1) the OTS, (2) at least a majority of the total number of votes eligible to be cast by Members of the Mutual Holding Company at the Members' Meeting, and (3) holders of at least two-thirds of the shares of the outstanding Ponchatoula Common Stock at the Stockholders' Meeting. In addition, the Primary Parties have conditioned the consummation of the Conversion on the approval of the Plan by at least a majority of the votes cast, in person or by proxy, by the Public Stockholders at the Stockholders' Meeting.

Effects of the Conversion

      General. Prior to the Conversion, each depositor in Ponchatoula has both a deposit account in the institution and a pro rata ownership interest in the net worth of the Mutual Holding Company based upon the balance in his account, which interest may only be realized in the event of a liquidation of the Mutual Holding Company. However, this ownership interest is tied to the depositor's account and has no tangible market value separate from such deposit account. A depositor who reduces or closes his account receives a portion or all of the balance in the account but nothing for his ownership interest in the net worth of the Mutual Holding Company, which is lost to the extent that the balance in the account is reduced.

      Consequently, the depositors of Ponchatoula normally have no way to realize the value of their ownership interest in the Mutual Holding Company, which has realizable value only in the unlikely event that the Mutual Holding Company is liquidated. In such event, the depositors of record at that time, as owners, would share pro rata in any residual surplus and reserves of the Mutual Holding Company after other claims are paid.

      Upon consummation of the Conversion, permanent nonwithdrawable capital stock will be created to represent the ownership of the net worth of the Company. The Common Stock of the Company is separate and apart from deposit accounts and cannot be and is not insured by the FDIC or any other governmental agency. Certificates are issued to evidence ownership of the permanent stock. The stock certificates are transferable, and therefore the stock may be sold or traded if a purchaser is available with no effect on any account the seller may hold in Ponchatoula.

      Continuity. While the Conversion is being accomplished, the normal business of Ponchatoula of accepting deposits and making loans will continue without interruption. Ponchatoula will continue to be subject to regulation by the OTS and the FDIC. After the Conversion, Ponchatoula will continue to provide services for depositors and borrowers under current policies by its present management and staff.

      The directors and officers of Ponchatoula at the time of the Conversion will continue to serve as directors and officers of Ponchatoula after the Conversion. The directors and officers of the Company consist of individuals currently serving as directors and officers of the Mutual Holding Company and Ponchatoula, and they generally will retain their positions in the Company after the Conversion.

      Effect on Public Ponchatoula Shares. Under the Plan, upon consummation of the Conversion, the Public Ponchatoula Shares (other than any Dissenting Shares) shall be converted into Common Stock based upon the Exchange Ratio without any further action on the part of the holder thereof. Upon surrender of the Public Ponchatoula Shares, Common Stock will be issued in exchange for such shares. See "- Delivery and Exchange of Certificates."

      Upon consummation of the Conversion, the Public Stockholders of Ponchatoula, a federally chartered savings institution, will become stockholders of the Company, a Louisiana corporation. For a description of certain changes in the rights of stockholders as a result of the Conversion, see "The Conversion - Comparison of Stockholders' Rights" in Ponchatoula's Proxy Statement for the Stockholders' Meeting.

      Under OTS regulations, Public Stockholders of Ponchatoula will have dissenters' rights in connection with the Conversion. See " - Dissenters' Rights of Appraisal."

      Effect on Deposit Accounts. Under the Plan, each depositor in Ponchatoula at the time of the Conversion will automatically continue as a depositor after the Conversion, and each such deposit account will remain the same with respect to deposit balance, interest rate and other terms, except to the extent that funds in the account are withdrawn to purchase Conversion Stock to be issued in the Offerings. Each such account will be insured by the FDIC to the same extent as before the Conversion. Depositors will continue to hold their existing certificates, passbooks and other evidences of their accounts.

      Effect on Loans. No loan outstanding from Ponchatoula will be affected by the Conversion, and the amount, interest rate, maturity and security for each loan will remain as they were contractually fixed prior to the Conversion.


      Effect on Voting Rights of Members. At present, all depositors of Ponchatoula are members of, and have voting rights in, the Mutual Holding Company as to all matters requiring membership action. Upon completion of the Conversion, depositors will cease to be members and will no longer be entitled to vote at meetings of the Mutual Holding Company (which will cease to exist). Upon completion of the Conversion, all voting rights in Ponchatoula will be vested in the Company as the sole stockholder of Ponchatoula. Exclusive voting rights with respect to the Company will be vested in the holders of Common Stock. Depositors of Ponchatoula will not have voting rights in the Company after the Conversion, except to the extent that they become stockholders of the Company.


      Tax Effects. Consummation of the Conversion is conditioned on prior receipt by the Primary Parties of rulings or opinions with regard to federal and Louisiana income taxation which indicate that the adoption and implementation of the Plan of Conversion set forth herein will not be taxable for federal or Louisiana income tax purposes to the Primary Parties or Ponchatoula's Eligible Account Holders, Supplemental Eligible Account Holders or Other Members, except as discussed below. See "- Tax Aspects" below.

      Effect on Liquidation Rights. Were the Mutual Holding Company to liquidate, all claims of the Mutual Holding Company's creditors would be paid first. Thereafter, if there were any assets remaining, Members of the Mutual Holding Company would receive such remaining assets, pro rata, based upon the deposit balances in their deposit accounts at Ponchatoula immediately prior to liquidation. In the unlikely event that Ponchatoula were to liquidate after the Conversion, all claims of creditors (including those of depositors, to the extent of their deposit balances) also would be paid first, followed by distribution of the "liquidation account" to certain depositors (see "Liquidation Rights" below), with any assets remaining thereafter distributed to the Company as the holder of Ponchatoula's capital stock. Pursuant to the rules and regulations of the OTS, a merger, consolidation, sale of bulk assets or similar combination or transaction with another insured institution would not be considered a liquidation for this purpose and, in such a transaction, the liquidation account would be required to be assumed by the surviving institution.

      Effect on Existing Compensation Plans. Under the Plan, the 1996 Stock Incentive Plan and the 1996 Management Recognition Plan will become stock benefit plans of the Company and shares of Common Stock will be issued (or reserved for issuance) pursuant to such benefit plans and not shares of Ponchatoula Common Stock. Upon consummation of the Conversion, the Public Ponchatoula Shares held by such benefit plans shall be converted into Common Stock based upon the Exchange Ratio. Also upon consummation of the Conversion,
(i) all rights to purchase, sell or receive Public Ponchatoula Shares under any agreement between Ponchatoula and any director, officer or employee of Ponchatoula or under any plan or program of Ponchatoula (including, without limitation, Ponchatoula's profit sharing plan and the 1996 Management Recognition Plan), shall automatically, by operation of law, be converted into and shall become an identical right to purchase, sell or receive Common Stock and an identical right to make payment in Common Stock under any such agreement between Ponchatoula and any director, officer or employee of Ponchatoula or under such plan or program of Ponchatoula, and (ii) rights outstanding under the 1996 Stock Incentive Plan shall be assumed by the Company and thereafter shall be rights only for shares of Common Stock, with each such right being for a number of shares of Common Stock based upon the Exchange Ratio and the number of shares of Public Ponchatoula Shares that were available thereunder immediately prior to consummation of the Conversion, with the price adjusted to reflect the Exchange Ratio but with no change in any other term or condition of such right. See "Management - Existing Stock Options."

The Offerings

      Subscription Offering. In accordance with the Plan of Conversion, rights to subscribe for the purchase of Conversion Stock have been granted under the Plan of Conversion to the following persons in the following order of descending priority: (1) Eligible Account Holders, (2) the ESOP, (3) Supplemental Eligible Account Holders, (4) Other Members, (5) directors, officers and employees of the Mutual Holding Company and Ponchatoula, and (6) Public Stockholders. All subscriptions received will be subject to the availability of Conversion Stock after satisfaction of all subscriptions of all persons having prior rights in the Subscription Offering and to the maximum and minimum purchase limitations set forth in the Plan of Conversion and as described below under "- Limitations on Conversion Stock Purchases."


      Priority 1: Eligible Account Holders. Each Eligible Account Holder will receive, without payment therefor, first priority, nontransferable subscription rights to subscribe for in the Subscription Offering up to the greater of (i) one percent (1%) of the total offering of shares of Conversion Stock in the Subscription Offering and (ii) 15 times the product (rounded down to the next whole number) obtained by multiplying the total number of shares of Conversion Stock offered in the Subscription Offering by a fraction, of which the numerator is the amount of the Eligible Account Holder's qualifying deposit and the denominator of which is the total amount of qualifying deposits of all Eligible Account Holders, in each case as of the close of business on December 31, 1996 (the "Eligibility

Record Date"), subject to the overall purchase limitations and excluding the issuance of any Contingent Shares. See "- Limitations on Conversion Stock Purchases."

      If there are not sufficient shares available to satisfy all subscriptions, shares first will be allocated so as to permit each subscribing Eligible Account Holder to purchase a number of shares sufficient to make his total allocation equal to the lesser of the number of shares subscribed for or 100 shares. Thereafter, unallocated shares will be allocated to subscribing Eligible Account Holders whose subscriptions remain unfilled in the proportion that the amounts of their respective eligible deposits bear to the total amount of eligible deposits of all subscribing Eligible Account Holders whose subscriptions remain unfilled, provided that no fractional shares shall be issued. The subscription rights of Eligible Account Holders who are also directors or officers of the Mutual Holding Company or Ponchatoula and their associates will be subordinated to the subscription rights of other Eligible Account Holders to the extent attributable to increased deposits in the year preceding December 31, 1996.


      Priority 2: ESOP. The ESOP will receive, without payment therefor, second priority, nontransferable subscription rights to purchase, in the aggregate, up to 8% of the Conversion Stock, including any increase in the number of shares of Conversion Stock after the date hereof as a result of an increase of up to 15% in the maximum of the Estimated Valuation. The ESOP intends to purchase 8% of the shares of Conversion Stock, or 78,200 shares based on the maximum of the Estimated Valuation Range. Subscriptions by the ESOP will not be aggregated with shares of Conversion Stock purchased directly by or which are otherwise attributable to any other participants in the Subscription and Community Offerings, including subscriptions of any of Ponchatoula's directors, officers, employees or associates thereof. See "Management - New Stock Benefit Plans - Employee Stock Ownership Plan." In the event that the total number of shares of Conversion Stock sold in the Offerings is increased to an amount greater than the number of shares representing the maximum of the Estimated Valuation Range ("Maximum Shares"), the ESOP will have a priority right to purchase any such shares exceeding the Maximum Shares up to an aggregate of 8% of the Conversion Stock. See "- Limitations on Conversion Stock Purchases" and "Risk Factors - Possible Dilutive Effect of Issuance of Additional Shares."


      Priority 3: Supplemental Eligible Account Holders. Each Supplemental Eligible Account Holder will receive, without payment therefor, third priority, nontransferable subscription rights to subscribe for in the Subscription Offering up to the greater of (i) one percent (1%) of the total offering of shares of Conversion Stock in the Subscription Offering and (ii) 15 times the product (rounded down to the next whole number) obtained by multiplying the total number of shares of Conversion Stock offered in the Subscription Offering by a fraction, of which the numerator is the amount of the Supplemental Eligible Account Holder's qualifying deposit and the denominator of which is the total amount of qualifying deposits of all Supplemental Eligible Account Holders, in each case as of the close of business on March 31, 1998 (the "Supplemental Eligibility Record Date"), subject to the overall purchase limitations and excluding the issuance of any Contingent Shares. See "- Limitations on Conversion Stock Purchases."

      If there are not sufficient shares available to satisfy all subscriptions, shares first will be allocated so as to permit each subscribing Supplemental Eligible Account Holder to purchase a number of shares sufficient to make his total allocation equal to the lesser of the number of shares subscribed for or 100 shares. Thereafter, unallocated shares will be allocated to subscribing Supplemental Eligible Account Holders whose subscriptions remain unfilled in the proportion that the amounts of their respective eligible deposits bear to the total amount of eligible deposits of all such subscribing Supplemental Eligible Account Holders whose subscriptions remain unfilled, provided that no fractional shares shall be issued.

      Priority 4: Other Members. To the extent that there are shares remaining after satisfaction of subscriptions by Eligible Account Holders, the ESOP and Supplemental Eligible Account Holders, each Other Member will receive, without payment therefor, fourth priority, nontransferable subscription rights to subscribe for Conversion Stock in the Subscription Offering up to one percent (1%) of the total offering of shares of Conversion Stock in the

Subscription Offering, subject to the overall purchase limitations. See "- Limitations on Conversion Stock Purchases."


      In the event the Other Members subscribe for a number of shares which, when added to the shares subscribed for by Eligible Account Holders, the ESOP and Supplemental Eligible Account Holders, is in excess of the total number of shares of Conversion Stock offered in the Subscription Offering, shares first will be allocated so as to permit each subscribing Other Member to purchase a number of shares sufficient to make his total allocation equal to the lesser of the number of shares subscribed for or 100 shares. Thereafter, any remaining shares will be allocated among subscribing Other Members on a pro rata basis in the same proportion as each Other Member's subscription bears to the total subscriptions of all subscribing Other Members, provided that no fractional shares shall be issued.


      Priority 5: Directors, Officers and Employees. To the extent that there are shares remaining after satisfaction of all subscriptions by Eligible Account Holders, the ESOP, Supplemental Eligible Account Holders and Other Members, then directors, officers and employees of the Mutual Holding Company and Ponchatoula will receive, without payment therefor, fifth priority, nontransferable subscription rights to subscribe for, in this category, up to an aggregate of 24.7% of the shares of Conversion Stock offered in the Subscription Offering. The ability of directors, officers and employees to purchase Conversion Stock under this category is in addition to rights which are otherwise available to them under the Plan, which generally allows such persons to purchase in the aggregate up to 34.7% of the total number of shares of Conversion Stock sold in the Offerings. See "- Limitations on Conversion Stock Purchases."


      In the event of an oversubscription in this category, subscription rights will be allocated among the individual directors, officers and employees on a point system basis, whereby such individuals will receive subscription rights in the proportion that the number of points assigned to each of them bears to the total points assigned to all directors, officers and employees, provided that no fractional shares shall be issued. One point will be assigned for each year of service with the Mutual Holding Company and Ponchatoula, one point for each salary increment of $5,000 per annum and five points for each office presently held in the Mutual Holding Company and Ponchatoula, including directorships. For information as to the number of shares proposed to be purchased by certain of the directors and officers, see "Proposed Management Purchases."


      Priority 6: Public Stockholders. To the extent that there are shares remaining after satisfaction of subscriptions by Eligible Account Holders, the ESOP, Supplemental Eligible Account Holders, Other Members and directors, officers and employees, each Public Stockholder as of the Voting Record Date will receive, without payment therefor, sixth priority, nontransferable subscription rights to subscribe for Conversion Stock in the Subscription Offering up to one percent (1%) of the total offering of shares of Conversion Stock in the Subscription Offering, subject to the overall purchase limitations. See "- Limitations on Conversion Stock Purchases."


      In the event the Public Stockholders as of the Voting Record Date subscribe for a number of shares which, when added to the shares subscribed for by Eligible Account Holders, the ESOP, Supplemental Eligible Account Holders, Other Members and directors, officers and employees, is in excess of the total number of shares of Conversion Stock offered in the Subscription Offering, available shares will be allocated among subscribing Public Stockholders as of the Voting Record Date on a pro rata basis in the same proportion as each Public Stockholder's subscription bears to the total subscriptions of all subscribing Public Stockholders, provided that no fractional shares shall be issued.


      Expiration Date for the Subscription Offering. The Subscription Offering will expire at noon, Central Time, on June 23, 1998, unless extended for up to 45 days or such additional periods by the Primary Parties with the approval of the OTS. Such extensions may not be extended beyond July 1, 2000. Subscription rights which have not been exercised prior to the Expiration Date will become void.

      The Primary Parties will not execute orders until at least the minimum number of shares of Conversion Stock (722,500 shares) have been subscribed for or otherwise sold. If all shares have not been subscribed for or sold within 45 days after the Expiration Date, unless such period is extended with the consent of the OTS, all funds delivered to Ponchatoula pursuant to the Subscription Offering will be returned promptly to the subscribers with interest and all withdrawal authorizations will be cancelled. If an extension beyond the 45-day period following the Expiration Date is granted, the Primary Parties will notify subscribers of the extension of time and of any rights of subscribers to modify or rescind their subscriptions.


      Community Offering. To the extent that shares remain available for purchase after satisfaction of all subscriptions of Eligible Account Holders, the ESOP, Supplemental Eligible Account Holders, Other Members, directors, officers and employees of the Mutual Holding Company and Ponchatoula and Public Stockholders, the Primary Parties have determined to offer shares pursuant to the Plan to certain members of the general public, with preference given to natural persons residing in parishes in Louisiana in which Ponchatoula has branch offices (such natural persons referred to as "Preferred Subscribers"). Such persons may purchase up to one percent (1%) of the total offering of shares of Conversion Stock in the Subscription Offering, subject to the maximum purchase limitations. See "- Limitations on Conversion Stock Purchases." This amount may be increased at the sole discretion of the Primary Parties. The opportunity to subscribe for shares of Conversion Stock in the Community Offering category is subject to the right of the Primary Parties, in their sole discretion, to accept or reject any such orders in whole or in part either at the time of receipt of an order or as soon as practicable following the Expiration Date.


      If there are not sufficient shares available to fill the orders of Preferred Subscribers after completion of the Subscription and Community Offerings, such stock will be allocated first to each Preferred Subscriber whose order is accepted by the Primary Parties, in an amount equal to the lesser of 100 shares or the number of shares subscribed for by each such Preferred Subscriber, if possible. Thereafter, unallocated shares will be allocated among the Preferred Subscribers whose orders remain unsatisfied in the same proportion that the unfilled subscription of each bears to the total unfilled subscriptions of all Preferred Subscribers whose subscription remains unsatisfied. If there are any shares remaining, shares will be allocated to other members of the general public who subscribe in the Community Offering applying the same allocation described above for Preferred Subscribers.


      Syndicated Community Offering. The Plan provides that, if feasible, all shares of Conversion Stock not purchased in the Subscription and Community Offerings may be offered for sale to the general public in a Syndicated Community Offering through a syndicate of registered broker-dealers to be formed. No person will be permitted to subscribe in the Syndicated Community Offering for more than one percent (1%) of the total offering of shares of Conversion Stock in the Subscription Offering, subject to the maximum purchase limitations. The Primary Parties have the right to reject orders in whole or part in their sole discretion in the Syndicated Community Offering. Neither Trident nor any registered broker-dealer shall have any obligation to take or purchase any shares of Conversion Stock in the Syndicated Community Offering; however, Trident has agreed to use its best efforts in the sale of shares in the Syndicated Community Offering.


      In addition to the foregoing, if a syndicate of broker-dealers ("selected dealers") is formed to assist in the Syndicated Community Offering, a purchaser may pay for his shares with funds held by or deposited with a selected dealer. If an order form is executed and forwarded to the selected dealer or if the selected dealer is authorized to execute the order form on behalf of a purchaser, the selected dealer is required to forward the order form and funds to Ponchatoula for deposit in a segregated account on or before noon of the business day following receipt of the order form or execution of the order form by the selected dealer. Alternatively, selected dealers may solicit indications of interest from their customers to place orders for shares. Such selected dealers shall subsequently contact their customers who indicated an interest and seek their confirmation as to their intent to purchase. The selected dealer will acknowledge receipt of the order to its customer in writing on the following business day and will debit such customer's account on the third business day after the customer has confirmed his intent to purchase (the "debit date") and on or before noon of the next business day following the debit date will send funds to

Ponchatoula for deposit in a segregated account. If such alternative procedure is employed, purchasers' funds are not required to be in their accounts with selected dealers until the debit date.

      The Syndicated Community Offering will terminate no more than 45 days following the Expiration Date, unless extended by the Primary Parties with the approval of the OTS. See "- Stock Pricing, Exchange Ratio and Number of Shares to be Issued" below for a discussion of rights of subscribers, if any, in the event an extension is granted.

Stock Pricing, Exchange Ratio and Number of Shares to be Issued

      The Plan of Conversion requires that the purchase price of the Conversion Stock must be based on the appraised pro forma market value of the Conversion Stock, as determined on the basis of an independent valuation. The Primary Parties have retained RP Financial to make such valuation. For its services in making such appraisal and any expenses incurred in connection therewith, RP Financial will receive a fixed fee of $20,000, plus out-of-pocket expenses which are not expected to exceed $7,500. Ponchatoula has also retained RP Financial to assist in the preparation of a business plan for a fixed fee of $7,500. The Primary Parties have agreed to indemnify RP Financial and its employees and affiliates against certain losses (including any losses in connection with claims under the federal securities laws) arising out of its services as appraiser, except where RP Financial's liability results from its negligence or bad faith.

      The Appraisal has been prepared by RP Financial in reliance upon the information contained in this Prospectus, including the Financial Statements. RP Financial also considered the following factors, among others: the present and projected operating results and financial condition of the Primary Parties and the economic and demographic conditions in Ponchatoula's existing market area; certain historical, financial and other information relating to Ponchatoula; a comparative evaluation of the operating and financial statistics of Ponchatoula with those of other similarly situated publicly-traded companies located in Louisiana and other regions of the United States; the aggregate size of the offering of the Conversion Stock; the impact of the Conversion on Ponchatoula's net worth and earnings potential; the proposed dividend policy of the Company and Ponchatoula; and the trading market for the Ponchatoula Common Stock and securities of comparable companies and general conditions in the market for such securities. The projected operating results reviewed by RP Financial covered periods through September 30, 2001. The financial projections assume (i) a flat interest rate environment based on interest rates prevailing in mid-March 1998,
(ii) Ponchatoula's lending and investment activities continue to emphasize single-family loan originations and purchases of mortgage-backed securities,
(iii) gradual asset growth funded primarily by interest-bearing deposits and borrowings, and (iv) the net Conversion proceeds retained by the Company are primarily invested in short-term investment securities.


      In determining the amount of the Appraisal, RP Financial reviewed Ponchatoula's price/earnings ("P/E"), price/book ("P/B") and price/assets ("P/A") ratios on a pro forma basis giving effect to the net Conversion proceeds to the comparable ratios for a peer group consisting of 10 savings institution holding companies. The peer group included (i) three holding companies in Louisiana with assets of $500 million or less, equity-to-assets ratios of at least 8%, and positive earnings, and (ii) seven holding companies in the southeastern or southwestern United States with assets of less than $300 million, equity-to-assets ratios of at least 8%, positive core return on average assets of less than 1%, and non-performing assets-to-total assets ratios of less than 2%. At the midpoint of the Appraisal, Ponchatoula's pro forma P/E, P/B and P/A ratios as of December 31, 1997 were 24.98x, 86.75% and 16.75%, respectively, compared to ratios for the peer group of 21.55x, 133.32% and 23.4%, respectively. The discount implied by Ponchatoula's pro forma P/B ratio was deemed reasonable by RP Financial in light of the resulting premium implied by Ponchatoula's pro forma P/E ratio and the downward valuation adjustments made by RP Financial with respect to Ponchatoula's (i) lower profitability, growth and viability of earnings, (ii) lower asset growth, (iii) higher dividend payout ratio, and (iv) anticipated less liquidity in the Company's Common Stock compared to the peer group, as well as the effect of adjusting the MHC's percentage ownership interest in Ponchatoula upward to reflect the dividends waived by the MHC. RP Financial also considered the pro forma P/B ratio of recently completed stock conversions of other institutions. RP Financial placed greater weight on the pro forma P/E and P/B ratios than the P/A ratio, which was viewed as a less reliable indicator of market value. RP Financial also deemed the trading prices for the Ponchatoula Common Stock to be less relevant due in part to the absence of an active and liquid market for such stock.


      On the basis of the foregoing, RP Financial has advised the Primary Parties that in its opinion the estimated pro forma market value of Ponchatoula and the Mutual Holding Company on a combined basis was $11,175,390 as of March 20, 1998. The holders of the Public Ponchatoula Shares will continue to hold the same aggregate percentage ownership interest in the Company as they currently hold in Ponchatoula, as adjusted from 24.8% to 23.94% to reflect the amount of dividends previously waived by the MHC and before giving effect to the payment of cash in lieu of issuing fractional Exchange Shares, any shares of Conversion Stock purchased by Ponchatoula's stockholders in the Offerings and any Dissenting Shares. As a result, the Appraisal was multiplied by the Mutual Holding Company's adjusted percentage interest in Ponchatoula (i.e., 76.06%), to determine the midpoint of the valuation ($8,500,000), and the minimum and maximum of the valuation were set at 15% below and above the midpoint, respectively, resulting in a range of $7,225,000 to $9,775,000. The Boards of Directors of the Primary Parties determined that the Conversion Stock would be sold at $10.00 per share, resulting in a range of 722,500 to 977,500 shares of Conversion Stock being offered. Upon consummation of the Conversion, the Conversion Stock and the Exchange Shares will represent approximately 76.06% and 23.94%, respectively, of the Company's total outstanding shares, before giving effect to the items set forth above.

      The Boards of Directors of the Primary Parties reviewed RP Financial's appraisal report, including the methodology and the assumptions used by RP Financial, and determined that the Estimated Valuation Range was reasonable and adequate. The Boards of Directors of the Primary Parties also established the formula for determining the Exchange Ratio. Based upon such formula and the Estimated Valuation Range, the Exchange Ratio ranged from a minimum of 1.51499 to a maximum of 2.04970 Exchange Shares for each Public Ponchatoula Share, with a midpoint of 1.78235. Based upon these Exchange Ratios, the Company expects to issue between 227,408 and 307,670 shares of Exchange Shares to the holders of Public Ponchatoula Shares outstanding immediately prior to the consummation of the Conversion. The Estimated Valuation Range and the Exchange Ratio may be amended with the approval of the OTS, if required, or if necessitated by subsequent developments in the financial condition of any of the Primary Parties or market conditions generally. In the event the Appraisal is updated so that the Conversion Stock is below $7,225,000 or above $11,241,250 (the maximum of the Estimated Valuation Range, as adjusted by 15%), such Appraisal will be filed with the SEC by post-effective amendment.


      Based upon current market and financial conditions and recent practices and policies of the OTS, in the event the Company receives orders for Conversion Stock in excess of $9,775,000 (the maximum of the Estimated Valuation) and up to $11,241,250 (the maximum of the Estimated Valuation, as adjusted by 15%), the Company may be required by the OTS to accept all such orders. No assurances, however, can be made that the Company will receive orders for Conversion Stock in excess of the maximum of the Estimated Valuation Range or that, if such orders are received, that all such orders will be accepted because the Company's final valuation and number of shares to be issued are subject to the receipt of an updated appraisal from RP Financial which reflects such an increase in the valuation and the approval of such increase by the OTS. There is no obligation or understanding on the part of management to take and/or pay for any shares of Conversion Stock in order to complete the Offerings.


      The following table sets forth, based upon the minimum, midpoint, maximum and 15% above the maximum of the Estimated Valuation Range, the following: (i) the total number of shares of Conversion Stock and Exchange Shares to be issued in the Conversion, (ii) the percentage of the total Common Stock represented by the Conversion Stock and the Exchange Shares, and (iii) the Exchange Ratio. The table assumes that there are no Dissenting Shares or fractional Exchange Shares.


                    Conversion Stock to Be
                            Issued           Exchange Shares to be Issued   Total Shares of
                    ----------------------   ----------------------------   Common Stock to    Exchange
                      Amount      Percent     Amount             Percent     be Outstanding     Ratio
                    ---------    ---------   --------           ---------   ----------------   --------
Minimum               722,500      76.06%     227,408              23.94%       949,908        1.51499
Midpoint              850,000       76.06     267,539              23.94      1,117,539        1.78235
Maximum               977,500       76.06     307,670              23.94      1,285,170        2.04970
15% above maximum   1,124,125       76.06     353,820              23.94      1,477,945        2.35715

      RP Financial's valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing such shares. RP Financial did not independently verify the Financial Statements and other information provided by Ponchatoula and the Mutual Holding Company, nor did RP Financial value independently the assets or liabilities of Ponchatoula. The valuation considers Ponchatoula and the Mutual Holding Company as going concerns and should not be considered as an indication of the liquidation value of Ponchatoula and the Mutual Holding Company. Moreover, because such valuation is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons purchasing Conversion Stock or receiving Exchange Shares in the Conversion will thereafter be able to sell such shares at prices at or above the Purchase Price or in the range of the foregoing valuation of the pro forma market value thereof.

      No sale of shares of Conversion Stock or issuance of Exchange Shares may be consummated unless prior to such consummation RP Financial confirms that nothing of a material nature has occurred which, taking into account all relevant factors, would cause it to conclude that the Purchase Price is materially incompatible with the estimate of the pro forma market value of a share of Common Stock upon consummation of the Conversion. If such is not the case, a new Estimated Valuation Range may be set, a new Exchange Ratio may be determined based upon the new Estimated Valuation Range, a new Subscription and Community Offering and/or Syndicated Community Offering may be held or such other action may be taken as the Primary Parties shall determine and the OTS may permit or require.


      Depending upon market or financial conditions following the commencement of the Subscription Offering, the total number of shares of Conversion Stock to be issued in the Offerings may be increased or decreased without a resolicitation of subscribers, provided that the product of the total number of shares times the Purchase Price is not below the minimum or more than 15% above the maximum of the Estimated Valuation Range. In the event market or financial conditions change so as to cause the aggregate Purchase Price of the shares to be below the minimum of the Estimated Valuation Range or more than 15% above the maximum of such range, purchasers will be resolicited (i.e., permitted to continue their orders, in which case they will need to affirmatively reconfirm their subscriptions prior to the expiration of the resolicitation offering or their subscription funds will be promptly refunded with interest at Ponchatoula's passbook rate of interest, or be permitted to modify or rescind their subscriptions). Any increase or decrease in the number of shares of Conversion Stock will result in a corresponding change in the number of Exchange Shares, so that upon consummation of the Conversion the Conversion Stock and the Exchange Shares will represent approximately 76.06% and 23.94%, respectively, of the Company's total outstanding shares of Common Stock (exclusive of the effects of the exercise of outstanding stock options).


      An increase in the number of shares of Conversion Stock as a result of an increase in the Estimated Valuation Range would decrease both a subscriber's ownership interest and the Company's pro forma net earnings and shareholders' equity on a per share basis while increasing pro forma net earnings and shareholders' equity on an aggregate basis. A decrease in the number of shares of Conversion Stock would increase both a subscriber's ownership interest and the Company's pro forma net earnings and shareholders' equity on a per share basis while decreasing pro forma net earnings and shareholders' equity on an aggregate basis. See "Risk Factors - Possible Dilutive Effect of Issuance of Additional Shares" and "Pro Forma Data."

      The appraisal report of RP Financial has been filed as an exhibit to the Company's Registration Statement and the Mutual Holding Company's Application for Conversion, of which this Prospectus is a part, and is available for inspection in the manner set forth under "Additional Information."

Persons in Nonqualified States or Foreign Countries

      The Primary Parties will make reasonable efforts to comply with the securities laws of all states in the United States in which persons entitled to subscribe for stock pursuant to the Plan reside. However, the Primary Parties are not required to offer stock in the Subscription Offering to any person who resides in a foreign country or resides in a state of the United States with respect to which all of the following apply: (a) the number of persons otherwise eligible to subscribe for shares under the Plan who reside in such jurisdiction is small; (b) the granting of subscription rights or the offer or sale of shares of Conversion Stock to such persons would require any of the Primary Parties or their officers, directors or employees, under the laws of such jurisdiction, to register as a broker, dealer, salesman or selling agent or to register or otherwise qualify its securities for sale in such jurisdiction or to qualify as a foreign corporation or file a consent to service of process in such jurisdiction; and (c) such registration, qualification or filing in the judgment of the Primary Parties would be impracticable or unduly burdensome for reasons of costs or otherwise. Where the number of persons eligible to subscribe for shares in one state is small, the Primary Parties will base their decision as to whether or not to offer the Conversion Stock in such state on a number of factors, including but not limited to the size of accounts held by account holders in the state, the cost of registering or qualifying the shares or the need to register the Company, its officers, directors or employees as brokers, dealers or salesmen.

Limitations on Conversion Stock Purchases

      The Plan includes the following limitations on the number of shares of Conversion Stock which may be purchased:

            (1) No less than 25 shares of Conversion Stock may be purchased, to the extent such shares are available;


            (2) Each Eligible Account Holder may subscribe for and purchase in the Subscription Offering up to the greater of (i) one percent (1%) of the total offering of shares of Conversion Stock in the Subscription Offering and (ii) 15 times the product (rounded down to the next whole number) obtained by multiplying the total number of shares of Conversion Stock to be issued by a fraction, of which the numerator is the amount of the qualifying deposit of the Eligible Account Holder and the denominator is the total amount of qualifying deposits of all Eligible Account Holders, in each case as of the close of business on the Eligibility Record Date, subject to the overall limitation in clause (6) below;

            (3) The ESOP may purchase in the aggregate up to 8% of the shares of Conversion Stock to be issued in the Offerings, including any additional shares issued in the event of an increase in the Estimated Valuation Range;

            (4) Each Supplemental Eligible Account Holder may subscribe for and purchase in the Subscription Offering up to the greater of (i) one percent (1%) of the total offering of shares of Conversion Stock in the Subscription Offering and (ii) 15 times the product (rounded down to the next whole number) obtained by multiplying the total number of shares of Conversion Stock to be issued by a fraction, of which the numerator is the amount of the qualifying deposit of the Supplemental Eligible Account Holder and the denominator is the total amount of qualifying deposits of all Supplemental Eligible Account Holders, in each case as of the close of business on the Supplemental Eligibility Record Date, subject to the overall limitation in clause (6) below;

            (5) Each Other Member, Public Stockholder or any other person purchasing shares of Conversion Stock in the Subscription Offering, Community Offering or in the Syndicated Community Offering, as applicable, may subscribe for and purchase in the respective Offering up to one percent (1%) of the total offering of shares of Conversion Stock in the Subscription Offering, subject to the overall limitation in clause (6) below;

            (6) Except for the ESOP and certain Eligible Account Holders and Supplemental Eligible Account Holders whose subscription rights are based upon the amount of their deposits, the maximum number of shares of Conversion Stock subscribed for or purchased in all categories by any person, together with associates of and groups of persons acting in concert with such persons, shall not exceed the number of shares of Conversion Stock that when combined with Exchange Shares received aggregate 3% of the number of shares of Common Stock issued in the Conversion (28,497 shares and 38,555 shares at the minimum and maximum of the Estimated Valuation Range, respectively); and

            (7) No more than 24.7% of the total number of shares sold in the Subscription Offering may be purchased by directors and officers of the Mutual Holding Company and Ponchatoula in the fourth priority category in the Subscription Offering. No more than 34.7% of the total number of shares sold in the Offerings may be purchased by directors and officers of the Mutual Holding Company and Ponchatoula and their associates in the aggregate, excluding purchases by the ESOP.

      For purposes of the purchase limitations set forth in the Plan of Conversion, Exchange Shares will be valued at the same price that shares of Conversion Stock are issued in the Offerings.

      Subject to any required regulatory approval and the requirements of applicable laws and regulations, but without further approval of the Members of the Mutual Holding Company or the Stockholders of Ponchatoula, both the individual amount permitted to be subscribed for and the overall purchase limitation may be decreased or increased up to a maximum of 5% of the total shares of Common Stock to be issued in the Conversion at the sole discretion of the Primary Parties. If such amount is increased, subscribers for the maximum amount will be, and certain other large subscribers in the sole discretion of the Primary Parties may be, given the opportunity to increase their subscriptions up to the then applicable limit.

      An individual Eligible Account Holder, Supplemental Eligible Account Holder, Other Member or Public Stockholder may not purchase individually in the Subscription Offering the overall maximum purchase limit of 3% of the number of shares of Common Stock issued in the Conversion but may make such purchase, together with associates of and persons acting in concert with such person, by also purchasing in other available categories, subject to availability of shares and the maximum overall purchase limit for purchases in the Offerings, including Exchange Shares received by Public Stockholders for Public Ponchatoula Shares. However, except as may otherwise be required by the OTS, Public Stockholders will not have to sell any Public Ponchatoula Shares or be limited in receiving Exchange Shares even if their current ownership of Public Ponchatoula Shares when converted into Exchange Shares exceeds an applicable purchase limitation, including the maximum purchase limitation of 3% of the number of shares of Common Stock issued in the Conversion; provided, however, that a Public Stockholder who would exceed an applicable purchase limitation may be precluded from purchasing Conversion Stock in the Offerings.

      In the event of an increase in the total number of shares of Conversion Stock offered in the Conversion due to an increase in the Estimated Valuation Range of up to 15% (the "Adjusted Maximum"), the additional shares will be allocated in the following order of priority in accordance with the Plan: (i) to fill the ESOP's subscription of 8% of the Adjusted Maximum number of shares;
(ii) in the event that there is an oversubscription by Eligible Account Holders, to fill unfulfilled subscriptions of Eligible Account Holders, inclusive of the Adjusted Maximum; (iii) in the event that there is an oversubscription by Supplemental Eligible Account Holders, to fill unfulfilled subscriptions of Supplemental Eligible Account Holders, inclusive of the Adjusted Maximum; (iv) in the event that there is an oversubscription by Other Members, to fill unfulfilled subscriptions of Other Members, inclusive of the Adjusted Maximum;
(v) in the event there is an oversubscription by directors, officers and employees of the Mutual Holding Company and Ponchatoula, to fill unfulfilled subscriptions of directors, officers and employees, inclusive of the Adjusted Maximum; (vi) in the event that there is an oversubscription by Public Stockholders, to fill unfulfilled subscriptions of Public Stockholders, inclusive of the Adjusted Maximum; and (vii) to fill unfulfilled subscriptions in the Community Offering to the extent possible, inclusive of the Adjusted Maximum.

      The term "associate" of a person is defined to mean (i) any corporation or other organization (other than the Primary Parties or a majority-owned subsidiary of Ponchatoula) of which such person is a director, officer or partner or is directly or indirectly the beneficial owner of 10% or more of any class of equity securities; (ii) any trust or other estate in which such person has a substantial beneficial interest or as to which such person serves as trustee or in a similar fiduciary capacity, provided, however, that such term shall not include any tax-qualified employee stock benefit plan of the Primary Parties in which such person has a substantial beneficial interest or serves as a trustee or in a similar fiduciary capacity; and (iii) any relative or spouse of such person, or any relative of such spouse, who either has the same home as such person or who is a director or officer of the Primary Parties or any of their subsidiaries. In addition, joint account relationships and common addresses will be taken into account in applying the maximum purchase limitations.


Marketing Arrangements

      The Company and Ponchatoula have engaged Trident as a financial advisor and marketing agent in connection with the offering of the Common Stock, and Trident has agreed to use its best efforts to solicit subscriptions and purchase orders for shares of Conversion Stock in the Offerings. Trident is a member of the National Association of Securities Dealers, Inc. ("NASD") and an SEC-registered broker-dealer. Trident is headquartered in Raleigh, North Carolina, and its telephone number is (919) 781-8900. Trident will provide various services including, but not limited to,
(i) training and educating Ponchatoula's directors, officers and employees regarding the mechanics and regulatory requirements of the stock sales process;
(2) providing its employees to assist in staffing the Stock Sales Center to assist Ponchatoula's customers and internal stock purchasers and to assist in records management for orders of shares of Common Stock; and (3) targeting the Company's sales efforts, including assisting in the preparation of marketing materials. Based upon negotiations between the Company and Ponchatoula concerning fee structure, Trident will receive a commission equal to 1.125% of the aggregate dollar amount of Conversion Stock sold in the Offerings, excluding any shares of Conversion Stock purchased in the Offerings by directors, officers, employees and employee benefit plans of the Company and Ponchatoula. The commission will be payable upon consummation of the Conversion. In the event that a selected dealers agreement is entered into in connection with a Syndicated Community Offering, Ponchatoula will pay to such selected dealers a fee at the commission rate to be agreed upon by the Company, Ponchatoula and Trident, for shares sold by an NASD member firm pursuant to a selected dealers agreement. Fees to Trident and to any other broker-dealer may be deemed to be underwriting fees, and Trident and such broker-dealers may be deemed to be underwriters. Trident will also be reimbursed for its out-of-pocket expenses and legal fees in amounts not to exceed $10,000 and $27,500, respectively, of which $10,000 has been paid to date. The Company and Ponchatoula have agreed to indemnify Trident and each person, if any, who controls Trident against all losses, claims, damages or liabilities, joint or several, and all legal and other expenses reasonably incurred by them in connection with certain claims that may arise as a result of the Conversion, including liabilities under the Securities Act, except those that are due to Trident's willful misconduct or gross negligence.


      Directors and executive officers of the Primary Parties may participate in the solicitation of offers to purchase Conversion Stock. Other employees of Ponchatoula may participate in the Offerings in ministerial capacities or providing clerical work in effecting a sales transaction. Such other employees have been instructed not to solicit offers to purchase Conversion Stock or provide advice regarding the purchase of Conversion Stock. Questions of prospective purchasers will be directed to executive officers or registered representatives. The Company will rely on Rule 3a4-1 under the Exchange Act, and sales of Conversion Stock will be conducted within the requirements of Rule 3a4-1, so as to permit officers, directors and employees to participate in the sale of Conversion Stock. No officer, director or employee of the Primary Parties will be compensated in connection with his solicitations or other participation in the Offerings or the Exchange by the payment of commissions or other remuneration based either directly or indirectly on transactions in the Conversion Stock and Exchange Shares, respectively.

Procedure for Purchasing Shares in the Offerings

      To ensure that each purchaser receives a Prospectus at least 48 hours before the Expiration Date in accordance with Rule 15c2-8 of the Exchange Act, no Prospectus will be mailed any later than five days prior to such date or hand delivered any later than two days prior to such date. Execution of the order form will confirm receipt or delivery of the Prospectus in accordance with Rule 15c2-8. Order forms will only be distributed with a Prospectus.


      To purchase shares in the Offerings, an executed order form with the required payment for each share subscribed for, or with appropriate authorization for withdrawal from a deposit account at Ponchatoula (which may be given by completing the appropriate blanks in the order form), must be received by Ponchatoula at any of its offices by noon, Central Time, on the Expiration Date. In addition, the Primary Parties will require a prospective purchaser to execute a certification in the form required by applicable OTS regulations in connection with any sale of Conversion Stock. Order forms which are not received by such time or are executed defectively or are received without full payment (or appropriate withdrawal instructions) are not required to be accepted.
Copies of order forms, order forms unaccompanied by an executed certification form, payments from other private third parties and wire transfers will not be accepted. The Primary Parties have the right to waive or permit the correction of incomplete or improperly executed forms, but do not represent that they will do so. Once received, an executed order form may not be modified, amended or rescinded without the consent of the Primary Parties, unless the

Offerings have not been completed within 45 days after the end of the Subscription and Community Offerings, unless such period has been extended.


      In order to ensure that Eligible Account Holders, Supplemental Eligible Account Holders and Other Members are properly identified as to their stock purchase priority, depositors as of the close of business on the Eligibility Record Date (December 31, 1996) or the Supplemental Eligibility Record Date (March 31, 1998) and depositors as of the close of business on the Voting Record Date (May 4, 1998) must list on the order form all accounts in which they have an ownership interest, giving all names in each account and the account numbers.


      Payment for subscriptions may be made (i) in cash if delivered in person at any office of Ponchatoula, (ii) by check or money order or (iii) by authorization of withdrawal from deposit accounts maintained with Ponchatoula. Interest will be paid on payments made by cash, check or money order at Ponchatoula's passbook rate of interest from the date payment is received until completion or termination of the Conversion. If payment is made by authorization of withdrawal from deposit accounts, the funds authorized to be withdrawn from a deposit account will continue to accrue interest at the contractual rates until completion or termination of the Conversion, but a hold will be placed on such funds, thereby making them unavailable to the depositor until completion or termination of the Conversion.

      If a subscriber authorizes Ponchatoula to withdraw the amount of the purchase price from a deposit account, Ponchatoula will do so as of the effective date of the Conversion. Ponchatoula will waive any applicable penalties for early withdrawal from certificate accounts. If the remaining balance in a certificate account is reduced below the applicable minimum balance requirement at the time that the funds actually are transferred under the authorization, the certificate will be cancelled at the time of the withdrawal, without penalty, and the remaining balance will earn interest at the passbook rate.

      The ESOP will not be required to pay for the shares subscribed for at the time it subscribes, but rather may pay for such shares of Conversion Stock subscribed for by it at the Purchase Price upon consummation of the Offerings, provided that there is in force from the time of its subscription until such time, a loan commitment from an unrelated financial institution or the Company to lend to the ESOP, at such time, the aggregate Purchase Price of the shares for which it subscribed.

      Owners of self-directed Individual Retirement Accounts ("IRAs") may use the assets of such IRAs to purchase shares of Conversion Stock in the Offerings, provided that such IRAs are not maintained at Ponchatoula. Persons with self-directed IRAs maintained at Ponchatoula must have their accounts transferred to an unaffiliated institution or broker to purchase shares of Conversion Stock in the Subscription and Community Offerings. In addition, ERISA provisions and IRS regulations require that officers, directors and 10% stockholders who use self-directed IRA funds to purchase shares of Conversion Stock in the Subscription and Community Offerings make such purchases for the exclusive benefit of the IRAs. Any interested parties wishing to use IRA funds for stock purchases are advised to contact the Stock Sales Center for additional information and allow sufficient time for the account to be transferred as required.

Restrictions on Transfer of Subscription Rights and Shares

      Pursuant to the rules and regulations of the OTS, no person with subscription rights may transfer or enter into any agreement or understanding to transfer the legal or beneficial ownership of the subscription rights issued under the Plan or the shares of Conversion Stock to be issued upon their exercise. Such rights may be exercised only by the person to whom they are granted and only for his account. Each person exercising such subscription rights will be required to certify that he is purchasing shares solely for his own account and that he has no agreement or understanding regarding the sale or transfer of such shares. Federal regulations also prohibit any person from offering or making an announcement of an offer or intent to make an offer to purchase such subscription rights or shares of Conversion Stock prior to the completion of the Conversion.

      The Primary Parties will pursue any and all legal and equitable remedies in the event they become aware of the transfer of subscription rights and will not honor orders known by them to involve the transfer of such rights.

Liquidation Rights

      In the unlikely event of a complete liquidation of the Mutual Holding Company in its present mutual form, each depositor of Ponchatoula would receive his pro rata share of any assets of the Mutual Holding Company remaining after payment of claims of all creditors. Each depositor's pro rata share of such remaining assets would be in the same proportion as the value of his deposit account was to the total value of all deposit accounts in Ponchatoula at the time of liquidation. After the Conversion, each depositor, in the event of a complete liquidation of Ponchatoula, would have a claim as a creditor of the same general priority as the claims of all other general creditors of Ponchatoula. However, except as described below, his claim would be solely in the amount of the balance in his deposit account plus accrued interest. He would not have an interest in the value or assets of Ponchatoula or the Company above that amount.


      The Plan provides for the establishment, upon the completion of the Conversion, of a special "liquidation account" for the benefit of Eligible Account Holders and Supplemental Eligible Account Holders in an amount equal to the amount of any dividends waived by the Mutual Holding Company ($874,000 at March 31, 1998) plus the greater of (1) Ponchatoula's retained earnings of $3,673,000 at March 31, 1994, the date of the latest statement of financial condition contained in the final offering circular utilized in the MHC Reorganization, or (2) 75.2% of Ponchatoula's total stockholders' equity as reflected in its latest statement of financial condition contained in the final Prospectus utilized in the Offerings. As of the date of this Prospectus, the initial balance of the liquidation account would be approximately $5.3 million. Each Eligible Account Holder and Supplemental Eligible Account Holder, if he were to continue to maintain his deposit account at Ponchatoula, would be entitled, upon a complete liquidation of Ponchatoula after the Conversion, to an interest in the liquidation account prior to any payment to the Company as the sole stockholder of Ponchatoula. Each Eligible Account Holder and Supplemental Eligible Account Holder would have an initial interest in such liquidation account for each deposit account, including passbook accounts, transaction accounts such as checking accounts, money market deposit accounts and certificates of deposit, held in Ponchatoula at the close of business on December 31, 1996 or March 31, 1998, as the case may be. Each Eligible Account Holder and Supplemental Eligible Account Holder will have a pro rata interest in the total liquidation account for each of his deposit accounts based on the proportion that the balance of each such deposit account on the December 31, 1996 Eligibility Record Date (or the March 31, 1998 Supplemental Eligibility Record Date, as the case may be) bore to the balance of all deposit accounts in Ponchatoula on such date.


      If, however, on any December 31 annual closing date of Ponchatoula, commencing December 31, 1998, the amount in any deposit account is less than the amount in such deposit account on December 31, 1996 or March 31, 1998, as the case may be, or any other annual closing date, then the interest in the liquidation account relating to such deposit account would be reduced by the proportion of any such reduction, and such interest will cease to exist if such deposit account is closed. In addition, no interest in the liquidation account would ever be increased despite any subsequent increase in the related deposit account. Any assets remaining after the above liquidation rights of Eligible Account Holders and Supplemental Eligible Account Holders are satisfied would be distributed to the Company as the sole stockholder of Ponchatoula.

Tax Aspects

      Consummation of the Conversion is expressly conditioned upon prior receipt of either a ruling or an opinion of counsel with respect to federal tax laws, and either a ruling or an opinion with respect to Louisiana tax laws, to the effect that consummation of the transactions contemplated hereby will not result in a taxable reorganization under the provisions of the applicable codes or otherwise result in any adverse tax consequences to the Mutual Holding Company, Ponchatoula, the Company or to account holders receiving subscription rights, except to the extent, if any, that subscription rights are deemed to have fair market value on the date such rights are issued.

This condition may not be waived by the Primary Parties. The Company believes that the tax opinions summarized below address all material federal income tax consequences that are generally applicable to the Primary Parties and the persons receiving subscription rights.


      Elias, Matz, Tiernan & Herrick L.L.P., Washington, D.C., has issued an opinion to the Company and Ponchatoula to the effect that, for federal income tax purposes: (1) the conversion of the Mutual Holding Company from mutual form to a federal interim stock savings institution and its simultaneous merger with and into Ponchatoula, with Ponchatoula being the surviving institution, will qualify as a reorganization within the meaning of Section 368(a)(1)(A) of the Code, (2) no gain or loss will be recognized by Ponchatoula upon the receipt of the assets of the Mutual Holding Company in such merger, (3) the merger of Interim with and into Ponchatoula, with Ponchatoula being the surviving institution, will qualify as a reorganization within the meaning of Section 368(a)(1)(A) of the Code, (4) no gain or loss will be recognized by Interim upon the transfer of its assets to Ponchatoula, (5) no gain or loss will be recognized by Ponchatoula upon the receipt of the assets of Interim, (6) no gain or loss will be recognized by the Company upon the receipt of Ponchatoula Common Stock solely in exchange for Common Stock, (7) no gain or loss will be recognized by the Public Stockholders upon the receipt of Common Stock solely in exchange for their Public Ponchatoula Shares, (8) the basis of the Common Stock to be received by the Public Stockholders will be the same as the basis of the Public Ponchatoula Shares surrendered in exchange therefor, before giving effect to any payment of cash in lieu of fractional shares, (9) the holding period of the Common Stock to be received by the Public Stockholders will include the holding period of the Public Ponchatoula Shares, provided that the Public Ponchatoula Shares were held as a capital asset on the date of the exchange,
(10) no gain or loss will be recognized by the Company upon the sale of shares of Conversion Stock in the Offerings, (11) the Eligible Account Holders, Supplemental Eligible Account Holders and Other Members will recognize gain, if any, upon the issuance to them of withdrawable savings accounts in Ponchatoula following the Conversion, interests in the liquidation account and nontransferable subscription rights to purchase Conversion Stock, but only to the extent of the value, if any, of the subscription rights, and (12) the tax basis to the holders of Conversion Stock purchased in the Offerings will be the amount paid therefor, and the holding period for the shares of Conversion Stock will begin on the date of consummation of the Offerings if purchased through the exercise of subscription rights and on the day after the date of purchase if purchased in the Community Offering or Syndicated Community Offering.

      Hannis T. Bourgeois, L.L.P. has issued an opinion to the Company and Ponchatoula to the effect that the income tax consequences under Louisiana law of the Conversion are not materially different than for federal tax purposes.


      Based on a letter from RP Financial, which letter is not binding on the IRS, the Company believes that the subscription rights do not have any value, based on the fact that such rights are acquired by the recipients without cost, are nontransferable and of short duration, and afford the recipients the right only to purchase the Conversion Stock at a price equal to its estimated fair market value, which will be the same price as the Purchase Price for the unsubscribed shares of Conversion Stock. If the subscription rights granted to eligible subscribers are deemed to have an ascertainable value, receipt of such rights likely would be taxable only to those eligible subscribers who exercise the subscription rights (either as a capital gain or ordinary income) in an amount equal to such value, and the Primary Parties could recognize gain on such distribution. Eligible subscribers are encouraged to consult with their own tax advisor as to the tax consequences in the event that such subscription rights are deemed to have an ascertainable value.


      Unlike private rulings, an opinion is not binding on the IRS and the IRS could disagree with the conclusions reached therein. In the event of such disagreement, there can be no assurance that the IRS would not prevail in a judicial or administrative proceeding.

Delivery and Exchange of Certificates

      Conversion Stock. Certificates representing Conversion Stock issued in connection with the Offerings will be mailed by the Company's transfer agent for the Common Stock to the persons entitled thereto at the addresses of such persons appearing on the stock order form for Conversion Stock as soon as practicable following consummation of the Conversion. Any certificates returned as undeliverable will be held by the Company until claimed by persons legally entitled thereto or otherwise disposed of in accordance with applicable law. Until certificates for Conversion Stock are available and delivered to subscribers, subscribers may not be able to sell such shares, even though trading of the Common Stock may have commenced.

      Exchange Shares. After consummation of the Conversion, each holder of a certificate or certificates theretofore evidencing issued and outstanding shares of Ponchatoula Common Stock (other than the Mutual Holding Company), upon surrender of the same to an agent, duly appointed by the Company, which is anticipated to be the transfer agent for the Common Stock (the "Exchange Agent"), shall be entitled to receive in exchange therefor a certificate or certificates representing the number of full shares of Common Stock for which the shares of Ponchatoula Common Stock theretofore represented by the certificate or certificates so surrendered shall have been converted based on the Exchange Ratio. The Exchange Agent shall promptly mail to each such holder of record of an outstanding certificate which immediately prior to the consummation of the Conversion evidenced shares of Ponchatoula Common Stock, and which is to be exchanged for Common Stock based on the Exchange Ratio as provided in the Plan, a form of letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to such certificate shall pass, only upon delivery of such certificate to the Exchange Agent) advising such holder of the terms of the exchange effected by the Conversion and of the procedure for surrendering to the Exchange Agent such certificate in exchange for a certificate or certificates evidencing Common Stock. Ponchatoula's stockholders should not forward Ponchatoula Common Stock certificates to Ponchatoula or the Exchange Agent until they have received the transmittal letter.

      No holder of a certificate theretofore representing shares of Ponchatoula Common Stock shall be entitled to receive any dividends in respect of the Common Stock into which such shares shall have been converted by virtue of the Conversion until the certificate representing such shares of Ponchatoula Common Stock is surrendered in exchange for certificates representing shares of Common Stock. In the event that dividends are declared and paid by the Company in respect of Common Stock after the consummation of the Conversion but prior to surrender of certificates representing shares of Ponchatoula Common Stock, dividends payable in respect of shares of Common Stock not then issued shall accrue (without interest). Any such dividends shall be paid (without interest) upon surrender of the certificates representing such shares of Ponchatoula Common Stock. The Company shall be entitled, after the consummation of the Conversion, to treat certificates representing shares of Ponchatoula Common Stock as evidencing ownership of the number of full shares of Common Stock into which the shares of Ponchatoula Common Stock represented by such certificates shall have been converted, notwithstanding the failure on the part of the holder thereof to surrender such certificates.

      The Company shall not be obligated to deliver a certificate or certificates representing shares of Common Stock to which a holder of Ponchatoula Common Stock would otherwise be entitled as a result of the Conversion until such holder surrenders the certificate or certificates representing the shares of Ponchatoula Common Stock for exchange as provided above, or, in default thereof, an appropriate affidavit of loss and indemnity agreement and/or a bond as may be required in each case by the Company. If any certificate evidencing shares of Common Stock is to be issued in a name other than that in which the certificate evidencing Ponchatoula Common Stock surrendered in exchange therefor is registered, it shall be a condition of the issuance thereof that the certificate so surrendered shall be properly endorsed and otherwise in proper form for transfer and that the person requesting such exchange pay to the Exchange Agent any transfer or other tax required by reason of the issuance of a certificate for shares of Common Stock in any name other than that of the registered holder of the certificate surrendered or otherwise establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable.

Required Approvals

      Various approvals of the OTS are required in order to consummate the Conversion. The OTS has approved the Plan of Conversion, subject to approval by the Mutual Holding Company's Members and Ponchatoula's Stockholders. In addition, consummation of the Conversion is subject to OTS approval of the Company's application to acquire all of the to-be-outstanding Ponchatoula Common Stock and the applications with respect to the merger of the Mutual Holding Company (following its conversion to a federal interim stock savings institution) into Ponchatoula and the merger of Interim into Ponchatoula, with Ponchatoula being the surviving entity in both mergers. Applications for these approvals have been filed and are currently pending. There can be no assurances that the requisite OTS approvals will be received in a timely manner, in which event the consummation of the Conversion may be delayed beyond the expiration of the Offerings.

      The Company is required to make certain filings with state securities regulatory authorities in connection with the issuance of Conversion Stock and Exchange Shares in the Conversion.

      Pursuant to OTS regulations, the Plan of Conversion also must be approved by (1) at least a majority of the total number of votes eligible to be cast by Members of the Mutual Holding Company at the Members' Meeting, and (2) holders of at least two-thirds of the outstanding Ponchatoula Common Stock at the Stockholders' Meeting. In addition, the Primary Parties have conditioned the consummation of the Conversion on the approval of the Plan by at least a majority of the votes cast, in person or by proxy, by the Public Stockholders at the Stockholders' Meeting.

Dissenters' Rights of Appraisal

      Record holders of Ponchatoula Common Stock are entitled to appraisal rights under Section 552.14 of the OTS regulations as a result of the merger of the Mutual Holding Company with and into Ponchatoula and the merger of Ponchatoula with and into Interim, with Ponchatoula to be the surviving entity in both mergers. A holder of shares of Ponchatoula Common Stock wishing to exercise his appraisal rights must deliver to the Secretary of Ponchatoula, before the vote on the Plan of Conversion at the Stockholders' Meeting, a writing which identifies such stockholder and which states his intention to demand appraisal of and payment for his shares of Ponchatoula Common Stock. Such demand must be in addition to and separate from any proxy or vote against the Plan of Conversion. Any such stockholder who wishes to exercise such appraisal rights should review carefully the discussion of such rights in Ponchatoula's proxy statement, including Appendix A thereto, because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under Section 552.14. All written demands for appraisal should be sent or delivered to Barbara B. Theriot, Secretary, Ponchatoula Homestead Savings, F.A., 195 North Sixth Street, Ponchatoula, Louisiana 70454 so as to be received prior to the vote at the Stockholders' Meeting with respect to the Plan of Conversion. Consummation of the Conversion is conditioned upon holders of less than 10% of the outstanding Ponchatoula Common Stock exercising appraisal rights.

      In determining whether or not to exercise appraisal rights, current stockholders of Ponchatoula should review the comparison of their rights as stockholders of Ponchatoula with their rights as stockholders of the Company following consummation of the Conversion. Such comparison is contained in Ponchatoula's Proxy Statement to its stockholders under "The Conversion - Comparison of Stockholder Rights." Because the Company is governed by the Louisiana Business Corporation Law and Ponchatoula is governed by federal law, including OTS regulations, there are material differences between the rights of stockholders of Ponchatoula and stockholders of the Company.

Certain Restrictions on Purchase or Transfer of Shares after the Conversion

      All shares of Conversion Stock purchased in connection with the Conversion by a director or an executive officer of the Primary Parties will be subject to a restriction that the shares not be sold for a period of one year following the Conversion, except in the event of the death of such director or executive officer or pursuant to a merger or similar transaction approved by the OTS. Each certificate for restricted shares will bear a legend giving notice of this restriction on transfer, and appropriate stop-transfer instructions will be issued to the Company's transfer agent. Any shares of Common Stock issued within this one-year period as a stock dividend, stock split or otherwise with respect to such restricted stock will be subject to the same restrictions. The directors and executive officers of the Company will also be subject to the insider trading rules promulgated pursuant to the Exchange Act.

      Purchases of Common Stock of the Company by directors, executive officers and their associates during the three-year period following completion of the Conversion may be made only through a broker or dealer registered with the SEC, except with the prior written approval of the OTS. This restriction does not apply, however, to negotiated transactions involving more than 1% of the Company's outstanding Common Stock or to the purchase of stock pursuant to any tax-qualified employee stock benefit plan, such as the ESOP, or by any non-tax-qualified employee stock benefit plan, such as the 1998 Management Recognition Plan.

      Pursuant to OTS regulations, the Company will generally be prohibited from repurchasing any shares of Common Stock within one year following consummation of the Conversion. During the second and third years following consummation of the Conversion, the Company may not repurchase any shares of its Common Stock other than pursuant to (i) an offer to all stockholders on a pro rata basis which is approved by the OTS; (ii) the repurchase of qualifying shares of a director, if any; (iii) purchases in the open market by a tax-qualified or non-tax-qualified employee stock benefit plan in an amount reasonable and appropriate to fund the plan; or (iv) purchases that are part of an open-market program not involving more than 5% of its outstanding capital stock during a 12-month period, if the repurchases do not cause Ponchatoula to become undercapitalized and Ponchatoula provides to the Regional Director of the OTS no later than 10 days prior to the commencement of a repurchase program written notice containing a full description of the program to be undertaken and such program is not disapproved by the Regional Director. However, the Regional Director has authority to permit repurchases during the first year following consummation of the Conversion and to permit repurchases in excess of 5% during the second and third years upon the establishment of exceptional circumstances (i.e., where such repurchases would be in the best interests of the institution and its stockholders).

                   RESTRICTIONS ON ACQUISITION OF THE COMPANY
                                 AND PONCHATOULA

General

      As described below, certain provisions in the Company's Articles of Incorporation and Bylaws and in the Company's and Ponchatoula's proposed benefit plans, together with provisions of Louisiana corporate law and OTS regulations, may have anti-takeover effects. In addition, regulatory restrictions may make it difficult for persons or companies to acquire control of either the Company or Ponchatoula.

Restrictions in the Company's Articles of Incorporation and Bylaws

      General. A number of provisions of the Company's Articles of Incorporation and Bylaws deal with matters of corporate governance and certain rights of stockholders. The following discussion is a general summary of certain provisions of the Company's Articles of Incorporation and Bylaws which might be deemed to have a potential "anti-takeover" effect. These provisions may have the effect of discouraging a future takeover attempt which is not approved by the Board of Directors but which individual Company stockholders may deem to be in their best interests or in which stockholders may receive a substantial premium for their shares over then current market prices. As a result, stockholders who might desire to participate in such a transaction may not have an opportunity to do so. Such provisions will also render the removal of the current Board of Directors or management of the Company more difficult. The following description of certain of the provisions of the Articles of Incorporation and Bylaws of the Company is necessarily general and reference should be made in each case to such Articles of Incorporation and Bylaws, which are incorporated herein by reference. See "Additional Information" as to how to obtain a copy of these documents.

      Limitation on Voting Rights. Article 10.A of the Company's Articles of Incorporation provides that for a period of five years from the date of the Conversion, no person shall directly or indirectly offer to acquire or acquire the beneficial ownership of (i) more than 10% of the issued and outstanding shares of any class of an equity security of the Company, or (ii) any securities convertible into, or exercisable for, any equity securities of the Company if, assuming conversion or exercise by such person of all securities of which such person is the beneficial owner which are convertible into, or exercisable for, such equity securities (but of no securities convertible into, or exercisable for, such equity securities of which such person is not the beneficial owner), such person would be the beneficial owner of more than 10% of any class of an equity security of the Company. The term "person" is broadly defined to prevent circumvention of this restriction.

      The foregoing restrictions do not apply to (i) any offer with a view toward public resale made exclusively to the Company by underwriters or a selling group acting on its behalf, (ii) any tax-qualified employee benefit plan or arrangement established by the Company or Ponchatoula and any trustee of such a plan or arrangement, and (iii) any other offer or acquisition approved in advance by the affirmative vote of two-thirds of the Company's entire Board of Directors. In the event that shares are acquired in violation of Article 10.A, all shares beneficially owned by any person in excess of 10% shall be considered "Excess Shares" and shall not be counted as shares entitled to vote and shall not be voted by any person or counted as voting shares in connection with any matters submitted to stockholders for a vote, and the Board of Directors may cause such Excess Shares to be transferred to an independent trustee for sale on the open market or otherwise, with the expenses of such trustee to be paid out of the proceeds of sale.

      Board of Directors. Article 6.B of the Articles of Incorporation of the Company contains provisions relating to the Board of Directors and provides, among other things, that the Board of Directors shall be divided into three classes as nearly equal in number as possible, with the term of office of one class expiring each year. See "Management - Management of the Company." The classified Board is intended to provide for continuity of the Board of Directors and to make it more difficult and time consuming for a stockholder group to fully use its voting power to gain control of the Board of Directors without the consent of the incumbent Board of Directors of the Company. Cumulative voting in the election of directors is not permitted.

      Directors may be removed without cause at a duly constituted meeting of stockholders called expressly for that purpose upon the vote of the holders of at least 75% of the total votes eligible to be cast by stockholders, and with cause by the affirmative vote of a majority of the total votes eligible to be cast by stockholders. Cause for removal shall exist only if the director whose removal is proposed has been either declared of unsound mind by an order of a court of competent jurisdiction, convicted of a felony or of an offense punishable by imprisonment for a term of more than one year by a court of competent jurisdiction, or deemed liable by a court of competent jurisdiction for gross negligence or misconduct in the performance of such director's duties to the Company. Any vacancy occurring in the Board of Directors for any reason (including an increase in the number of authorized directors) may be filled by the affirmative vote of a majority of the remaining directors, whether or not a quorum of the Board of Directors is present, and a director appointed to fill a vacancy shall serve until the expiration of the term to which he was appointed.

      Article 6.F of the Articles of Incorporation governs nominations for election to the Board, and requires all nominations for election to the Board of Directors other than those made by the Board to be made by a stockholder eligible to vote at an annual meeting of stockholders who has complied with the notice provisions in that section. Written notice of a stockholder nomination must be delivered to, or mailed to and received at, the principal executive offices of the Company not later than 120 days prior to the anniversary date of the initial mailing of proxy materials by the Company in connection with the immediately preceding annual meeting of stockholders of the Company, provided that, with respect to the first scheduled annual meeting following completion of the Conversion, notice must be received no later than the close of business on Monday, January 4, 1999. Each such notice shall set forth (a) the name, age, business address and residence address of the stockholder who intends to make the nomination and of the person or persons to be nominated; (b) the principal occupation or employment of the stockholder submitting the notice and of each person being nominated; (c) the class and number of shares of the Company's stock beneficially owned by the stockholder submitting the notice, by any person who is acting in concert with or who is an affiliate or associate of such stockholder (as such terms are defined in the Articles of Incorporation), by any person who is a member of any group with such stockholder with respect to the Company's stock or who is known by such stockholder to be supporting such nominee(s) on the date the notice is given to the Company, by each person being nominated, and by each person who is in control of, is controlled by or is under common control with any of the foregoing persons (if any of the foregoing persons is a partnership, corporation, limited liability company, association or trust, information must be provided regarding the name and address of, and the class of number of shares of Company stock which are beneficially owned by, each partner in such partnership, each director, executive officer and stockholder in such corporation, each member in such limited liability company or association, and each trustee and beneficiary of such trust, and in each case each person controlling such entity and each partner, director, executive officer, stockholder, member or trustee of any entity which is ultimately in control of such partnership, corporation, limited liability company, association or trust);
(d) a representation that the stockholder is a holder of record of stock of the Company entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice;
(e) a description of all arrangements or understandings between the stockholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the stockholder; (f) such other information regarding the stockholder submitting the notice, each nominee proposed by such stockholder and any other person covered by clause (c) of this paragraph as would be required to be included in a proxy statement filed pursuant to the proxy rules of the SEC; and (g) the consent of each nominee to serve as a director of the Company if so elected.

      Article 8.A of the Articles of Incorporation provides that a director or officer of the Company will not be personally liable for monetary damages for any action taken, or any failure to take any action, as a director or officer except to the extent that by law a director's or officer's liability for monetary damages may not be limited. This provision does not eliminate or limit the liability of the Company's directors and officers for (a) any breach of the director's or officer's duty of loyalty to the Company or its stockholders, (b) any acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) any unlawful dividend, stock repurchase or other distribution, payment or return of assets to stockholders, or (d) any transaction from which the director or officer derived an improper personal benefit. This provision may preclude stockholder derivative actions and may be construed to preclude other third-party claims against the directors and officers.

      The Company's Articles of Incorporation also provide that the Company shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, including actions by or in the right of the Company, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. Such indemnification is furnished to the full extent provided by law against expenses (including attorneys' fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding. The indemnification provisions also permit the Company to pay reasonable expenses in advance of the final disposition of any action, suit or proceeding as authorized by the Company's Board of Directors, provided that the indemnified person undertakes to repay the Company if it is ultimately determined that such person was not entitled to indemnification.

      The rights of indemnification provided in the Company's Articles of Incorporation are not exclusive of any other rights which may be available under the Company's Bylaws, any insurance or other agreement, by vote of stockholders or directors (regardless of whether directors authorizing such indemnification are beneficiaries thereof) or otherwise. In addition, the Articles of Incorporation authorize the Company to maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Company, whether or not the Company would have the power to provide indemnification to such person. By action of the Board of Directors, the Company may create and fund a trust fund or other fund or form of self-insurance arrangement of any nature, and may enter into agreements with its officers, directors, employees and agents for the purpose of securing or insuring in any manner its obligation to indemnify or advance expenses provided for in the provisions in the Articles of Incorporation and Bylaws regarding indemnification. These provisions are designed to reduce, in appropriate cases, the risks incident to serving as a director, officer, employee or agent and to enable the Company to attract and retain the best personnel available.

      The provisions regarding director elections and other provisions in the Articles of Incorporation and Bylaws are generally designed to protect the ability of the Board of Directors to negotiate with the proponent of an unfriendly or unsolicited proposal to take over or restructure the Company by making it more difficult and time-consuming to change majority control of the Board, whether by proxy contest or otherwise. The effect of these provisions will be to generally require at least two (and possibly three) annual stockholders' meetings, instead of one, to effect a change in control of the Board of Directors of the Company even if holders of a majority of the Company's capital stock believed that a change in the composition of the Board of Directors was desirable. Because a majority of the directors at any given time will have prior experience as directors, these requirements will help to ensure continuity and stability of the Company's management and policies and facilitate long-range planning for the Company's business. The provisions relating to removal of directors and filling of vacancies are consistent with and supportive of a classified board of directors.

      The procedures regarding stockholder nominations will provide the Board of Directors with sufficient time and information to evaluate a stockholder nominee to the Board and other relevant information, such as existing stockholder support for the nominee. The proposed procedures, however, will provide incumbent directors advance notice of a dissident slate of nominees for directors, and will make it easier for the Board to solicit proxies resisting such nominees. This may make it easier for the incumbent directors to retain their status as directors, even when certain stockholders view the stockholder nominations as in the best interests of the Company or its stockholders.

      Authorized Shares. Article 4 of the Articles of Incorporation authorizes the issuance of 15,000,000 shares of stock, of which 5,000,000 shares shall be shares of serial Preferred Stock, and 10,000,000 shares shall be Common Stock. The shares of Common Stock and Preferred Stock were authorized in an amount greater than that to be issued in the Conversion to provide the Company's Board of Directors with as much flexibility as possible to effect, among other transactions, financings, acquisitions, stock dividends, stock splits and employee stock options. However, these additional authorized shares may also be used by the Board of Directors consistent with its fiduciary duty to deter future attempts to gain control of the Company. The Board of Directors also has sole authority to determine the terms of any one or more series of Preferred Stock, including voting rights, conversion rates, and liquidation preferences. As a result of the ability to fix voting rights for a series of Preferred Stock, the Board has the power, to the extent consistent with its fiduciary duty, to issue a series of Preferred Stock to persons friendly to management in order to attempt to block a post-tender offer merger or other transaction by which a third party seeks control, and thereby assist management to retain its position. The Company's Board currently has no plans for the issuance of additional shares, other than the issuance of additional shares pursuant to stock benefit plans.

      Special Meetings of Stockholders and Stockholder Proposals. Article 9.B of the Articles of Incorporation provides that special meetings of the Company's stockholders may only be called by (i) the President, (ii) a majority of the Board of Directors, and (iii) persons who beneficially own an aggregate of at least 50% of the outstanding voting shares, except as may otherwise be provided by law. The Articles of Incorporation also provide that any action permitted to be taken at a meeting of stockholders may be taken without a meeting if a consent in writing, setting forth the action so taken, is given by the holders of all outstanding shares entitled to vote and filed with the Secretary of the Company.

      Article 9.D of the Company's Articles of Incorporation provides that only such business as shall have been properly brought before an annual meeting of stockholders shall be conducted at the annual meeting. In order to be properly brought before an annual meeting following completion of the Conversion, business must be (a) brought before the meeting by or at the direction of the Board of Directors or (b) otherwise properly brought before the meeting by a stockholder who has given timely and complete notice thereof in writing to the Company. For stockholder proposals to be included in the Company's proxy materials, the stockholder must comply with all the timing and informational requirements of Rule 14a-8 of the Exchange Act. With respect to stockholder proposals to be considered at the annual meeting of stockholders but not included in the Company's proxy materials, the stockholder's notice must be delivered to or mailed and received at the principal executive offices of the Company not later than 120 days prior to the anniversary date of the initial mailing of proxy materials by the Company in connection with the immediately preceding annual meeting; provided, however, that with respect to the first scheduled annual meeting following completion of the Conversion, such written notice must be received by the Company not later than the close of business on Monday, January 4, 1999. A stockholder's notice shall set forth as to each matter the stockholder proposes to bring before the annual meeting (a) a description of the proposal desired to be brought before the annual meeting, (b) the name and address, as they appear on the Company's books, of the stockholder proposing such business, and, to the extent known, any other stockholders known by such stockholder to be supporting such proposal, (c) the class and number of shares of the Company which are beneficially owned by the stockholder submitting the notice, by any person who is acting in concert with or who is an affiliate or associate of such stockholder (as such terms are defined in the Articles of Incorporation), by any person who is a member of any group with such stockholder with respect to the Company's stock or who is known by such stockholder to be supporting such proposal on the date the notice is given to the Company, and by each person who is in control of, is controlled by or is under common control with any of the foregoing persons (if any of the foregoing persons is a partnership, corporation, limited liability company, association or trust, information must be provided regarding the name and address of, and the class and number of shares of Company stock which are beneficially owned by, each partner in such partnership, each director, executive officer and stockholder in such corporation, each member in such limited liability company or association, and each trustee and beneficiary of such trust, and in each case each person controlling such entity and each partner, director, executive officer, stockholder, member or trustee of any entity which is ultimately in control of such partnership, corporation, limited liability company, association or trust), (d) the identification of any person retained or to be compensated by the stockholder submitting the proposal, or any person acting on his or her behalf, to make solicitations or recommendations to stockholders for the purpose of assisting in the passage of such proposal and a brief description of the terms of such employment, retainer or arrangement for compensation, and (e) any material interest of the stockholder in such business.

      The procedures regarding stockholder proposals are designed to provide the Board with sufficient time and information to evaluate a stockholder proposal and other relevant information, such as existing stockholder support for the proposal. The proposed procedures, however, will give incumbent directors advance notice of a stockholder proposal. This may make it easier for the incumbent directors to defeat a stockholder proposal, even when certain stockholders view such proposal as in the best interests of the Company or its stockholders.

      Amendment of Articles of Incorporation and Bylaws. Article 11 of the Company's Articles of Incorporation generally provides that any amendment of the Articles of Incorporation must be first approved by a majority of the Board of Directors and then by the holders of at least 75% of the shares of the Company entitled to vote in an election of directors ("Voting Shares"), except that if the amendment is approved by at least two-thirds of the Board of Directors, the amendment shall only need stockholder approval if required by the Louisiana Business Corporation Law ("BCL") and then only by the affirmative vote of the holders of a majority of the Voting Shares.

      The Bylaws of the Company may be amended by a majority of the Board of Directors or by the affirmative vote of a majority of the Voting Shares, except that the affirmative vote of at least 75% of the Voting Shares shall be required to amend, adopt, alter, change or repeal any provision inconsistent with certain specified provisions of the Bylaws.

Louisiana Corporate Law

      In addition to the provisions contained in the Company's Articles of Incorporation, the BCL includes certain provisions applicable to Louisiana corporations, such as the Company, which may be deemed to have an anti-takeover effect. Such provisions include (i) rights of stockholders to receive the fair value of their shares of stock following a control transaction from a controlling person or group and (ii) requirements relating to certain business combinations.

      The BCL provides that any person who acquires "control shares" will be able to vote such shares only if the right to vote is approved by the affirmative vote of at least a majority of both (1) all the votes entitled to be cast by stockholders and (2) all the votes entitled to be cast by stockholders excluding "interested shares". "Control shares" is defined to include shares that would entitle the holder thereof, assuming the shares had full voting rights, to exercise voting power within any of the following ranges: (a) 20% or more but less than one-third of all voting power; (b) one-third or more but less than a majority of all voting power; or (c) a majority or more of all voting power. Any acquisition that would result in the ownership of control shares in a higher range would require an additional vote of stockholders. "Interested shares" includes control shares and any shares held by an officer or employee director of the corporation. If the control shares are provided full voting rights, all stockholders have dissenters' rights entitling them to receive the "fair cash value" of their shares, which shall not be less than the highest price paid per share to acquire the control shares.

      The BCL defines a "Business Combination" generally to include (a) any merger, consolidation or share exchange of the corporation with an "Interested Shareholder" or affiliate thereof, (b) any sale, lease, transfer or other disposition, other than in the ordinary course of business, of assets equal to 10% or more of the market value of the corporation's outstanding stock or of the corporation's net worth to any Interested Shareholder or affiliate thereof in any 12-month period, (c) the issuance or transfer by the corporation of equity securities of the corporation with an aggregate market value of 5% or more of the total market value of the corporation's outstanding stock to any Interested Shareholder or affiliate thereof, except in certain circumstances, (d) the adoption of any plan or proposal for the liquidation or dissolution of the corporation in which anything other than cash will be received by an Interested Shareholder or affiliate thereof, or (e) any reclassification of the corporation's stock or merger which increases by 5% or more the ownership interest of the Interested Shareholder or any affiliate thereof. "Interested Shareholder" includes any person who beneficially owns, directly or indirectly, 10% or more of the corporation's outstanding voting stock, or any affiliate thereof who had such beneficial ownership during the preceding two years, excluding in each case the corporation, its subsidiaries and their benefit plans.

      Under the BCL, a Business Combination must be approved by any vote otherwise required by law or the articles of incorporation, and by the affirmative vote of at least each of the following: (1) 80% of the total outstanding voting stock of the corporation; and (2) two-thirds of the outstanding voting stock held by persons other than the Interested Shareholder. However, the supermajority vote requirement shall not be applicable if the Business Combination meets certain minimum price requirements and other procedural safeguards, or if the transaction is approved by the Board of Directors prior to the time that the Interested Shareholder first became an Interested Shareholder.

      The BCL authorizes the board of directors of Louisiana business corporations to create and issue (whether or not in connection with the issuance of any of its shares or other securities) rights and options granting to the holders thereof (1) the right to convert shares or obligations into shares of any class, or (2) the right or option to purchase shares of any class, in each case upon such terms and conditions as the Company may deem expedient.

Anti-Takeover Effects of the Articles of Incorporation and Bylaws and Management Remuneration Adopted in the Conversion

      The foregoing provisions of the Articles of Incorporation and Bylaws of the Company and Louisiana law could have the effect of discouraging an acquisition of the Company or stock purchases in furtherance of an acquisition, and could accordingly, under certain circumstances, discourage transactions which might otherwise have a favorable effect on the price of the Company's Common Stock.

      In addition, the proposed employment agreements with Ponchatoula's executive officers and certain provisions in Ponchatoula's existing stock benefit plans provide for accelerated benefits to participants in the event of a change in control of the Company or Ponchatoula, as applicable. See "Management
- Employment Agreements"
and "- Existing Stock Options. The foregoing provisions and limitations may make it more costly for companies or persons to acquire control of the Company.

      The Board of Directors believes that the provisions described above are prudent and will reduce vulnerability to takeover attempts and certain other transactions that are not negotiated with and approved by the Board of Directors of the Company. The Board of Directors believes that these provisions are in the best interests of the Company and its future stockholders. In the Board of Directors' judgment, the Board of Directors is in the best position to determine the true value of the Company and to negotiate more effectively for what may be in the best interests of its stockholders. Accordingly, the Board of Directors believes that it is in the best interests of the Company and its future stockholders to encourage potential acquirors to negotiate directly with the Board of Directors and that these provisions will encourage such negotiations and discourage hostile takeover attempts. It is also the Board of Directors' view that these provisions should not discourage persons from proposing a merger or other transaction at prices reflective of the true value of the Company and where the transaction is in the best interests of all stockholders.

      Despite the Board of Directors' belief as to the benefits to the Company's stockholders of the foregoing provisions, these provisions also may have the effect of discouraging a future takeover attempt in which stockholders might receive a substantial premium for their shares over then current market prices and may tend to perpetuate existing management. As a result, stockholders who might desire to participate in such a transaction may not have an opportunity to do so. The Board of Directors, however, has concluded that the potential benefits of these provisions outweigh their possible disadvantages.

      The Board of Directors of the Company and Ponchatoula are not aware of any effort that might be made to acquire control of the Company or Ponchatoula.

Regulatory Restrictions

      The Change in Bank Control Act provides that no person, acting directly or indirectly or through or in concert with one or more other persons, may acquire control of a savings institution unless the OTS has been given at least 60 days' prior written notice. The HOLA provides that no company may acquire "control" of a savings institution without the prior approval of the OTS. Any company that acquires such control becomes a thrift holding company subject to registration, examination and regulation by the OTS. Pursuant to federal regulations, control of a savings institution is conclusively deemed to have been acquired by, among other things, the acquisition of more than 25% of any class of voting stock of the institution or its holding company or the ability to control the election of a majority of the directors of an institution or its holding company. Moreover, control is presumed to have been acquired, subject to rebuttal, upon the acquisition of more than 10% of any class of voting stock, or of more than 25% of any class of stock, of a savings institution or its holding company where certain enumerated "control factors" are also present in the acquisition. The OTS may prohibit an acquisition if (i) it would result in a monopoly or substantially lessen competition, (ii) the financial condition of the acquiring person might jeopardize the financial stability of the institution, or (iii) the competence, experience or integrity of the acquiring person indicates that it would not be in the interest of the depositors or of the public to permit the acquisition of control by such person. The foregoing restrictions do not apply to the acquisition of the capital stock of a savings institution or its holding company by one or more tax-qualified employee stock benefit plans, provided that the plan or plans do not have beneficial ownership in the aggregate of more than 25% of any class of equity security of the savings institution or its holding company.

      For three years following the Conversion, OTS regulations prohibit any person from acquiring, either directly or indirectly, or making an offer to acquire more than 10% of the stock of any converted savings institution or its holding company, without the prior written approval of the OTS, except for (i) any offer with a view toward public resale made exclusively to the institution or its holding company or to underwriters or a selling group acting on its behalf, (ii) offers that if consummated would not result in the acquisition by such person during the preceding 12-month period of more than 1% of such stock,
(iii) offers in the aggregate for up to 24.9% by the ESOP or other tax-qualified plans of the Company or Ponchatoula, and (iv) an offer to acquire or acquisition of beneficial ownership of more than 10% of the common stock of the savings institution or its holding company by a corporation whose ownership is or will be substantially the same as the ownership of the savings institution, provided that the offer or acquisition is made more than one year following the date of completion of the Conversion. Such prohibition also is applicable to the acquisition of the Common Stock. In the event that any person, directly or indirectly, violates this regulation, the securities beneficially owned by such person in excess of 10% shall not be counted as shares entitled to vote and shall not be voted by any person or counted as voting shares in connection with any matters submitted to a vote of stockholders. The definition of beneficial ownership for this regulation extends to persons holding revocable or irrevocable proxies for the stock of an institution or its holding company under circumstances that give rise to a conclusive or rebuttable determination of control under OTS regulations.

      In addition to the foregoing, the Plan prohibits any person, prior to the completion of the Conversion, from offering, or making an announcement of an intent to make an offer, to purchase subscription rights for Conversion Stock. See "The Conversion - Restrictions on Transfer of Subscription Rights and Shares."

                   DESCRIPTION OF CAPITAL STOCK OF THE COMPANY

General

      The Company is authorized to issue 10,000,000 shares of Common Stock and 5,000,000 shares of Preferred Stock. The Company currently expects to issue up to a maximum of 1,285,170 shares of Common Stock, including 977,500 shares of Conversion Stock and 307,670 shares of Exchange Shares, and no shares of Preferred Stock in the Conversion. Each share of Common Stock will have the same relative rights as, and will be identical in all respects with, each other share of Common Stock. Upon payment of the Purchase Price for the Conversion Stock and the issuance of the Exchange Shares in accordance with the Plan of Conversion, all such stock will be duly authorized, fully paid and nonassessable.

      The Common Stock will represent nonwithdrawable capital, will not be an account of an insurable type and will not be insured by the FDIC or any other governmental authority.

Common Stock

      Dividends. The Company can pay dividends if, as and when declared by its Board of Directors, subject to compliance with limitations which are imposed by law. See "Dividend Policy." The holders of Common Stock will be entitled to receive and share equally in such dividends as may be declared by the Board of Directors of the Company out of funds legally available therefor. If the Company issues Preferred Stock, the holders thereof may have a priority over the holders of the Common Stock with respect to dividends.

      Voting Rights. Upon completion of the Conversion, the holders of Common Stock of the Company will possess exclusive voting rights in the Company. They will elect the Company's Board of Directors and act on such other matters as are required to be presented to them under Louisiana law or the Company's Articles of Incorporation or as are otherwise presented to them by the Board of Directors. Except as discussed in "Restrictions on Acquisition of the Company and Ponchatoula - Restrictions in the Company's Articles of Incorporation and Bylaws - Limitation on Voting Rights," each holder of Common Stock will be entitled to one vote per share and will not have any right to cumulate votes in the election of directors. If the Company issues Preferred Stock, holders of the Preferred Stock may also possess voting rights.

      Liquidation. In the event of any liquidation, dissolution or winding up of the Company, the holders of the then-outstanding Common Stock would be entitled to receive, after payment or provision for payment of all its debts and liabilities, all of the assets of the Company available for distribution. If Preferred Stock is issued, the holders thereof may have a priority over the holders of the Common Stock in the event of liquidation or dissolution.

      Preemptive Rights. Holders of the Common Stock will not be entitled to preemptive rights with respect to any shares which may be issued in the future. The Common Stock is not subject to redemption.

Preferred Stock

      None of the shares of the Company's authorized Preferred Stock will be issued in the Conversion. Such stock may be issued with such preferences and designations as the Board of Directors may from time to time determine. The Board of Directors can, without stockholder approval, issue Preferred Stock with voting, dividend, liquidation and conversion rights which could dilute the voting strength of the holders of the Common Stock and may assist management in impeding an unfriendly takeover or attempted change in control.

                                     EXPERTS

      The financial statements of Ponchatoula as of December 31, 1997 and 1996, and for each of the years ended December 31, 1997, 1996 and 1995, included in this Prospectus have been included herein in reliance upon the report of Hannis
T. Bourgeois, L.L.P., independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

      RP Financial has consented to the publication herein of the summary of its report to the Company and Ponchatoula setting forth its opinion as to the estimated pro forma market value of the Common Stock to be outstanding upon completion of the Conversion and its opinion with respect to subscription rights.

                                  LEGAL MATTERS

      The legality of the Common Stock and the federal income tax consequences of the Conversion will be passed upon for the Company and Ponchatoula by Elias, Matz, Tiernan & Herrick L.L.P., Washington, D.C., special counsel to the Company and Ponchatoula. The Louisiana income tax consequences of the Conversion will be passed upon for the Company and Ponchatoula by Hannis T. Bourgeois, L.L.P. Certain legal matters will be passed upon for Trident by Luse Lehman Gorman Pomerenk & Schick, P.C.

                             ADDITIONAL INFORMATION


      The Company has filed with the SEC a Registration Statement under the Securities Act with respect to the Conversion Stock and the Exchange Shares offered hereby. As permitted by the rules and regulations of the SEC, this Prospectus does not contain all the information set forth in the Registration Statement. Such information can be examined without charge at the public reference facilities of the SEC located at 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of such material can be obtained from the SEC at prescribed rates. In addition, the SEC maintains a web site that contains registration statements and other reports regarding registrants that file electronically with the SEC (such as the Company). The address of the SEC's web site is http://www.sec.gov. The statements contained in this Prospectus as to the contents of any contract or other document filed as an exhibit to the Registration Statement are, of necessity, brief descriptions thereof and are not necessarily complete; each such statement is qualified by reference to such contract or document.


      The Mutual Holding Company has filed an Application for Conversion with the OTS with respect to the Conversion. This Prospectus omits certain information contained in that application. The application may be examined at the principal office of the OTS, 1700 G Street, N.W., Washington, D.C. 20552, and at the Midwest Regional Office of the OTS located at 122 W. John Carpenter Freeway, Suite 600, Irving, Texas 75039-2010.

      In connection with the Conversion, the Company will register its Common Stock with the SEC under Section 12(g) of the Exchange Act, and, upon such registration, the Company and the holders of its stock will become subject to the proxy solicitation rules, reporting requirements and restrictions on stock purchases and sales by directors, officers and greater than 10% stockholders, the annual and periodic reporting requirements and certain other requirements of the Exchange Act. Under the Plan, the Company has undertaken that it will not terminate such registration for a period of at least three years following the Conversion.

                          INDEX TO FINANCIAL STATEMENTS

                                                                            Page
                                                                            ----

Independent Auditors' Report................................................F-1

Statements of Financial Condition as of December 31, 1997 and 1996..........F-2


Statements of Income for the years ended December 31, 1997, 1996 and 1995....36


Statements of Stockholders' Equity for the years ended December 31, 1997,
 1996 and 1995..............................................................F-3

Statements of Cash Flows for the years ended December 31, 1997, 1996 and 1995....................................................................F-4

Notes to Financial Statements...............................................F-6

      All financial statement schedules are omitted because the required information either is not applicable or is shown in the financial statements or in the notes thereto.

      Homestead Mutual Holding Company has limited assets other than its shares of Ponchatoula Common Stock (which will be cancelled in connection with the Conversion ) and has engaged in only minimal activities to date; accordingly, the financial statements of the Mutual Holding Company have been omitted because of their immateriality.

      Homestead Bancorp, Inc. was incorporated on February 27, 1998. Its current capitalization is $1,000, and it has engaged in only minimal activities to date; accordingly, the financial statements of the Company have been omitted because of their immateriality.

                         INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Ponchatoula Homestead Savings, F.A.
Ponchatoula, Louisiana

We have audited the Statements of Financial Condition of Ponchatoula Homestead Savings, F.A. as of December 31, 1997 and 1996, and the related Statements of Income, Stockholders' Equity and Cash Flows for the years ended December 31, 1997, 1996 and 1995. These financial statements are the responsibility of the Association's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ponchatoula Homestead Savings, F.A. as of December 31, 1997 and 1996, and the results of its operations and its cash flows for the years ended December 31, 1997, 1996 and 1995 in conformity with generally accepted accounting principles.

                                       RESPECTFULLY SUBMITTED,

                                       HANNIS T. BOURGEOIS, L.L.P.

Baton Rouge, Louisiana
January 13, 1998, except as to Note 21,
which is as of February 25, 1998

                  PONCHATOULA HOMESTEAD SAVINGS, F.A
                   STATEMENTS OF FINANCIAL CONDITION
                    as of December 31, 1997 and 1996



                                                 1997               1996
                                              ------------       ----------
                                                      (IN THOUSANDS)
                    ASSETS

Cash......................................       $609                  $276
Interest-Bearing  Deposits in Other
  Institutions............................        645                 1,022
Securities:
  Investment Securities Available for
    Sale (Amortized Cost of $2.6 million
    and $2.4 million).....................      2,605                 2,399
  Mortgage-Backed Securities Available
    for Sale (Amortized Cost of $14.3
    million and $16.6 million)............     14,261                16,472
  Mortgage-Backed Securities Held to
    Maturity (Fair Value of $10.4 million
    and $10.4 million)....................     10,301                10,254
  Federal Home Loan Bank Stock, at Cost...        584                   543
                                              ------------       ------------
      Total Securities....................     27,751                29,668

Loans Held for Sale.......................      1,414                 2,290
Loans Receivable..........................     28,033                25,973
Leases Receivable.........................        301                   459
 Total Loans and Leases Receivable........     28,334                26,432
                                              ------------       ------------
Less: Allowance for Loan and Lease
  Losses...................................      (265)                 (282)
                                              ------------       ------------
      Net Loans and Lease Receivables......     28,069               26,150
Real Estate Owned..........................       --                    141
Premises and Equipment, Net................        545                  542
Accrued Interest Receivable................        420                  463
Other Assets...............................        127                  139
                                              ------------       ------------
      Total Assets.........................    $59,580              $60,691
                                              ------------       ------------
                                              ------------       ------------

      LIABILITIES AND STOCKHOLDERS' EQUITY

Deposits...................................    $42,111               $44,427
Advances from Borrowers for Taxes and
  Insurance................................         32                    38
Advances from Federal Home Loan Bank.......     11,500                10,700
Income Taxes Payable.......................        162                   --
Other Liabilities..........................         40                    83
                                              ------------       ------------
      Total Liabilities....................     53,845                55,248
                                              ------------       ------------
Commitments and Contingencies

Stockholders' Equity:

  Common Stock-- $0.10 Par Value;
   8,000,000  Shares Authorized,
   606,345 Shares Issued and Outstanding
   in 1997 and 606,285 Shares Issued and
   Outstanding in 1996.....................         61                    61
 Paid-in Capital in Excess of Par..........      2,017                 1,697
 Retained Earnings--Substantially
   Restricted..............................      3,734                 3,843
 Unrealized Loss on Securities Available
   for Sale, Net of Income Taxes...........        (35)                 (101)
                                              ------------       ------------
                                                  5,777                5,500
Common Stock acquired by  Management
  Recognition Plans........................         (42)                 (57)
                                              ------------       ------------
      Total Stockholders' Equity...........       5,735                5,443
                                              ------------       ------------
      Total Liabilities and Stockholders'
        Equity.............................     $59,580              $60,691
                                              ------------       ------------
                                              ------------       ------------

   The accompanying notes are an integral part of these financial statements.

                      PONCHATOULA HOMESTEAD SAVINGS, F.A.

                       STATEMENTS OF STOCKHOLDERS' EQUITY

               for the years ended December 31, 1997, 1996 and 1995

                                                                                         1997       1996       1995
                                                                                       ---------  ---------  ---------
                                                                                               (IN THOUSANDS)
Common Stock:
  Balance--Beginning of Year.........................................................  $      61  $      60  $      60
  Exercise of Stock Option...........................................................     --              1     --
                                                                                       ---------  ---------  ---------
  Balance--End of Year...............................................................  $      61  $      61  $      60
                                                                                       ---------  ---------  ---------
                                                                                       ---------  ---------  ---------
Paid-In Capital In Excess of Par:
  Balance--Beginning of Year.........................................................  $   1,697  $   1,402  $   1,219
  Exercise of Stock Option...........................................................     --             61     --
  Dividends Declared and Waived by Holding Company...................................        320        234        183
                                                                                       ---------  ---------  ---------
  Balance--End of Year...............................................................  $   2,017  $   1,697  $   1,402
                                                                                       ---------  ---------  ---------
                                                                                       ---------  ---------  ---------
Retained Earnings:
  Balance--Beginning of Year.........................................................  $   3,843  $   4,006  $   3,937
  Net Income.........................................................................        316        146        309
  Cash Dividends Declared and Paid...................................................       (105)       (75)       (57)
  Dividends Declared and Waived by Holding Company...................................       (320)      (234)      (183)
                                                                                       ---------  ---------  ---------
  Balance--End of Year...............................................................  $   3,734  $   3,843  $   4,006
                                                                                       ---------  ---------  ---------
                                                                                       ---------  ---------  ---------
Unrealized Gain (Loss) on Securities Available for Sale, Net:
  Balance--Beginning of Year.........................................................  $    (101) $      16  $    (437)
  Net Change in Unrealized Gain (Loss)...............................................         66       (117)       453
                                                                                       ---------  ---------  ---------
  Balance--End of Year...............................................................  $     (35) $    (101)  $     16
                                                                                       ---------  ---------  ---------
                                                                                       ---------  ---------  ---------
Management Recognition Plans:
  Balance--Beginning of Year.........................................................  $     (57) $    --     $  --
  Issuance of Common Stock...........................................................     --            (57)     --
  Shares of Common Stock Earned......................................................         15       --        --
                                                                                       ---------  ---------  ---------
Balance--End of Year.................................................................  $     (42) $     (57)  $  --
                                                                                       ---------  ---------  ---------
                                                                                       ---------  ---------  ---------

   The accompanying notes are an integral part of these financial statements.

                      PONCHATOULA HOMESTEAD SAVINGS, F.A.

                            STATEMENTS OF CASH FLOWS

               for the years ended December 31, 1997, 1996 and 1995

                                                                                             1997       1996       1995
                                                                                           ---------  ---------  ---------
                                                                                                   (IN THOUSANDS)
Cash Flows From Operating Activities:
  Net Income.............................................................................  $     316  $     146  $     309
  Adjustments to Reconcile Net Income to Net Cash Provided by (Used in) Operating
    Activities:
    Depreciation.........................................................................         29         43         52
    Provision for Deferred Income Taxes..................................................         31         10         19
    Provision for (Recovery of) Loan and Lease Losses....................................        (16)         3         (6)
    Loss on Sale of Real Estate Owned....................................................         27     --         --
    Provision for (Recovery of) Real Estate Losses.......................................         (4)         4          5
    Net Amortization of Premiums on Securities...........................................         57         42         23
    Loss on Call of Mortgage-Backed Securities...........................................          1     --         --
    Stock Dividends on Federal Home Loan Bank Stock......................................        (41)       (58)       (30)
    Loans Originated for Sale............................................................     (7,835)   (10,464)    (7,018)
    Sale of Loans........................................................................      8,711      9,940      6,527
    Changes in Assets and Liabilities:
      (Increase) Decrease in Interest Receivable...........................................         43        (19)      (100)
      (Increase) Decrease in Other Assets..................................................        (40)       (46)        (5)
      Increase (Decrease) in Income Taxes Payable..........................................        131     --         --
      Increase (Decrease) in Other Liabilities.............................................        (26)       (74)       (26)
                                                                                              ---------  ---------  ---------
      Net Cash Provided by (Used in) Operating Activities................................         1,384       (473)      (250)
                                                                                              ---------  ---------  ---------
Cash Flows From Investing Activities:
  Purchase of Property and Equipment...................................................            (32)       (15)       (60)
  Maturities of Investment Securities..................................................          1,200      1,200      1,500
  Purchases of Investment Securities...................................................         (1,400)    (1,195)    (1,506)
  Proceeds from Call or Maturities of Mortgage-Backed Securities.......................          4,444      3,999      3,719
  Purchases of Mortgage-Backed Securities..............................................         (2,244)    (7,884)    (7,720)
  Net Increase in Loans and Leases Receivable..........................................         (1,844)      (432)      (338)
  Proceeds from Sales of Real Estate Owned.............................................             61     --             13
  Purchases of Real Estate Owned.......................................................             (1)    --         --
                                                                                               --------  ---------  ---------
    Net Cash Provided by (Used in) Investing Activities................................            184     (4,327)    (4,392)
                                                                                              ---------  ---------  ---------
Cash Flows From Financing Activities:
  Net Increase (Decrease) in Money Market Accounts, NOW Accounts and Savings
    Accounts...........................................................................         (1,588)      (685)    (8,010)
  Net Increase (Decrease) in Certificates of Deposit...................................           (728)       223     10,938
  Increase (Decrease) in Advances from Borrowers for Taxes and Insurance...............             (6)        (9)        (5)

                      PONCHATOULA HOMESTEAD SAVINGS, F.A.
                            STATEMENTS OF CASH FLOWS
                                  (CONTINUED)

                for the years ended December 31, 1997, 1996 and 1995

                                              1997        1996       1995
                                           ----------  ---------  ---------
                                                    (IN THOUSANDS)
  Proceeds from Federal Home Loan Bank
    Advances.............................       800       4,400      3,100
  Dividends Paid on Common Stock.........      (105)        (75)       (57)
  MRP Shares Earned......................        15          --         --
                                           ----------  ---------  ---------
    Net Cash Provided by (Used in)
      Financing Activities..............     (1,612)      3,854      5,966
                                           ----------  ---------  ---------
Net Increase (Decrease) in Cash and Cash
  Equivalents............................       (44)       (946)     1,324
Cash and Cash Equivalents -
  Beginning of Year......................      1,298      2,244        920
                                           ----------  ---------  ---------
Cash and Cash Equivalents -
   End of Year...........................  $   1,254  $   1,298  $   2,244
Supplemental Disclosures of Cash Flow
  Information:
  Cash Payments for:
    Interest Paid to Depositors..........     $1,972  $   2,159  $   2,007
                                           ----------  ---------  ---------
                                           ----------  ---------  ---------
    Income Taxes.........................       $--   $      91  $     136
                                           ----------  ---------  ---------
                                           ----------  ---------  ---------
Supplemental Schedules of Noncash
  Investing and Financing Activities:
    Real Estate Acquired in Settlement of
      Loans and Leases.......................  $88    $     145  $      75
                                           ----------  ---------  ---------
                                           ----------  ---------  ---------
    Loans and Leases to Facilitate the Sale
      of Real Estate Owned...................  $147   $  --      $     120
                                           ----------  ---------  ---------
                                           ----------  ---------  ---------
    Increase in Unrealized Gain (Loss) on
      Securities Available for Sale........    $100      $(178)  $     697
                                           ----------  ---------  ---------
                                           ----------  ---------  ---------
    Increase (Decrease) in Deferred Tax
      Effect on Unrealized Gain (Loss) on
      Securities Available for Sale........    $(34)       $61       $(244)
                                           ----------  ---------  ---------
                                           ----------  ---------  ---------

  The accompanying notes are an integral part of these financial statements.

                      PONCHATOULA HOMESTEAD SAVINGS, F.A.

                         NOTES TO FINANCIAL STATEMENTS

                        DECEMBER 31, 1997, 1996 AND 1995

NOTE 1--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -

    The accounting principles followed by Ponchatoula Homestead Savings, F.A. ("Ponchatoula") are those which are generally practiced within the savings and loan industry. The methods of applying those principles conform with generally accepted accounting principles and have been applied on a consistent basis. The principles which significantly affect the determination of financial position, results of operations, changes in stockholders' equity and cash flows are summarized below. Homestead Mutual Holding Company (the Company) is the majority stockholder of Ponchatoula and engages in no business activities other than its ownership of approximately 75% of Ponchatoula's common stock.

ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant estimates and assumptions in the financial statements affect the allowance for loan and lease losses and the value of securities available for sale. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

    Cash and cash equivalents consist of cash on hand, certificates of deposit, and funds due from banks. For purposes of the Statements of Cash Flows, Ponchatoula considers all highly liquid debt instruments with original maturities when purchased of three months or less to be cash equivalents. In addition, Ponchatoula reports its loans and certificates of deposit on a net basis.

INVESTMENT AND MORTGAGE-BACKED SECURITIES

    Securities are being accounted for in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities", which requires the classification of securities as held to maturity, trading, or available for sale.

    Securities classified as held to maturity are those securities Ponchatoula has both the intent and ability to hold to maturity regardless of changes in market conditions, liquidity needs or changes in general economic conditions. These securities are carried at cost adjusted for amortization of premium and accretion of discount, computed by the interest method over their contractual lives.

    Securities classified as available for sale are those securities that Ponchatoula intends to hold for an indefinite period of time but not necessarily to maturity. Any decision to sell a security classified as available for sale would be based on various factors, including significant movements in interest rates, changes in the maturity mix of Ponchatoula's assets and liabilities, liquidity needs, regulatory capital considerations, and other similar factors. Securities available for sale are carried at fair value. Unrealized gains or losses are reported as increases or decreases in stockholders' equity, net of related income tax effects. Realized gains or losses, determined on the basis of the cost of specific securities sold, are included in earnings. Ponchatoula does not engage in trading activities.

LOANS HELD FOR SALE

    Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated fair value in the aggregate. Net unrealized losses are recognized in a valuation allowance by charges to income. Gains on sales of loans are recognized when the proceeds from the loan sales are received by the Association.

LOANS RECEIVABLE

    Loans receivable are stated at unpaid principal balances, less the allowance for loan losses, and net deferred loan origination fees. Interest on mortgage and consumer loans is accrued based on the principal outstanding.

    Impaired loans are being accounted for in accordance with Statement of Financial Accounting Standards (SFAS) No. 114, "Accounting by Creditors for Impairment of a Loan", as amended by Statement No. 118, "Accounting by Creditors for Impairment of a Loan--Income Recognition and Disclosure." The statements generally require impaired loans to be measured on the present value of expected future cash flows discounted at the loan's effective interest rate, or as an expedient, at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent.

    A loan is impaired when it is probable the creditor will be unable to collect all contractual principal and interest payments due in accordance with the terms of the loan agreement.

    Ponchatoula discontinues the accrual of interest income when a loan becomes 90 days past due as to principal or interest. At that time, a reserve is recorded equal to the amount of delinquent interest. If the delinquent interest is subsequently collected, it is credited to income in the period collected. Interest on impaired loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due.

ALLOWANCE FOR LOSSES

    The allowance for loan and lease losses is maintained at a level which, in management's judgment, is adequate to absorb credit losses inherent in the loan and lease portfolios. The amount of the allowance is based on management's evaluation of the collectibility of the loan and lease portfolios, including the nature of the portfolios, credit concentrations, trends in historical loss experience, specific impaired loans, and economic conditions. Allowances for impaired loans are generally determined based on collateral values or the present value of estimated cash flows. The allowance is increased by a provision for loan and lease losses, which is charged to expense, and reduced by charge-offs, net of recoveries.

LOAN FEES

    Loan fees received are accounted for in accordance with SFAS No. 91, "Accounting for Nonrefundable Fees and Costs Associated With Originating or Acquiring Loans and Initial Direct Costs of Leases". Loan fees and certain direct loan origination costs are deferred, and the net fee or cost is recognized as interest income using the level yield method over the contractual life of the loan.

LEASING ACTIVITIES

    Ponchatoula's leasing operations consist of the leasing of various real estate properties owned. The leases are classified as sales-type leases. The lease terms range from 15 to 30 years. Under the sales-type method of accounting for leases, the total net rentals receivable under the lease contracts, including accrued interest, are recorded as a lease sale receivable. The interest is recognized each month as it is earned so as to produce a constant periodic rate of return on the unrecovered investment.

    Valuations are periodically performed by management and an allowance for losses is established by a charge to operations if the carrying value of the property exceeds its estimated net realizable value.

PROPERTY AND EQUIPMENT

    Property and equipment are recorded at cost less accumulated depreciation. Expenditures for maintenance and repairs are charged to operations as incurred. Costs of major additions and improvements are capitalized.

    Ponchatoula computes depreciation generally on the straight-line and accelerated methods for financial reporting. The accelerated methods used do not differ materially from results obtained using the straight-line method. Depreciation is based on the estimated service lives of the assets. The estimated service lives for buildings is twenty to thirty nine years and for furniture, fixtures and equipment is five to ten years.

    The costs of assets retired or otherwise disposed of and the related accumulated depreciation are eliminated from the accounts in the year of disposal and the resulting gains or losses are included in current operations.

INCOME TAXES

    Deferred income taxes are provided on differences between income reported for financial reporting and income tax purposes as explained more fully in Note
10. Deferred taxes are provided on a liability method in accordance with SFAS No. 109. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to be recovered or settled. Under SFAS No. 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

CURRENT ACCOUNTING DEVELOPMENTS

    The Financial Accounting Standards Board issued Statement No. 130 "Reporting Comprehensive Income", which becomes effective for fiscal years beginning after December 15, 1997. This statement establishes standards for reporting and display of comprehensive income and its components which are revenues, expenses, gains, and losses that under GAAP are included in comprehensive income but excluded from net income. Ponchatoula will adopt this statement in 1998 and anticipates that comprehensive income will not differ materially from net income reported.

NOTE 2--SECURITIES -

    The amortized cost and fair values of securities being held to maturity as of December 31, 1997 and 1996 are summarized as follows:

                                                                                          GROSS            GROSS
                                                                       AMORTIZED       UNREALIZED        UNREALIZED       FAIR
                                                                         COST             GAINS            LOSSES         VALUE
                                                                     -------------  -----------------  ------------- ------------
                                                                                             (IN THOUSANDS)
December 31, 1997
  Mortgage-Backed Securities.......................................    $  10,301        $135              $(21)       $   10,415
                                                                       ---------        -----             ----        ----------
                                                                       ---------        -----             ----        ----------
December 31, 1996
  Mortgage-Backed Securities.......................................    $  10,254        $109              $(11)       $   10,352
                                                                       ---------        -----             ----        ----------
                                                                       ---------        -----             ----        ----------

    The amortized cost and fair values of securities being held to maturity may differ from contractual maturities in mortgage-backed securities because the mortgages underlying the securities may be called or repaid without any penalties. Therefore, these securities are not included in maturity categories.

    The amortized cost and fair values of securities available for sale as of December 31, 1997 and 1996 are summarized as follows:

                                                                      GROSS           GROSS
                                                    AMORTIZED      UNREALIZED       UNREALIZED       FAIR
                                                      COST            GAINS           LOSSES         VALUE
                                                  -------------  ---------------  --------------  -----------
                                                                         (IN THOUSANDS)
December 31, 1997
  Securities of U.S.
  Government Agencies...........................   $     2,595         $   10          $  --       $   2,605
                                                  -------------        ------          -------     ---------
                                                  -------------        ------          -------     ---------
  Mortgage-Backed Securities....................   $    14,324         $   74          $  (137)    $  14,261
                                                  -------------        ------          -------     ---------
                                                  -------------        ------          -------     ---------
December 31, 1996
  Securities of U.S.
  Government Agencies...........................   $     2,396         $    6          $    (3)    $   2,399
                                                  -------------        ------          -------     ---------
                                                  -------------        ------          -------     ---------
  Mortgage-Backed Securities....................   $    16,629         $   62          $  (219)    $  16,472
                                                  -------------        ------          -------     ---------
                                                  -------------        ------          -------     ---------

    The amortized cost and fair values of securities available for sale as of December 31, 1997 by contractual maturity are shown below. Actual maturities may differ from contractual maturities in mortgage-backed securities because the mortgages underlying the securities may be called or repaid without any penalties. Therefore these securities are not included in the maturity categories in the following maturity summary. The mortgage-backed securities are insured or guaranteed by the GNMA, the FHLMC or the FNMA, and have adjustable rates of interest.

                                                          AMORTIZED      FAIR
                                                            COST         VALUE
                                                        -------------  ---------
                                                             (IN THOUSANDS)
Within One Year.......................................    $   1,196    $   1,203
One to Five Years.....................................        1,399        1,402
                                                        -------------  ---------
                                                              2,595        2,605
Mortgage-backed Securities............................       14,324       14,261
                                                        -------------  ---------
  Total...............................................    $  16,919    $  16,866
                                                        -------------  ---------
                                                        -------------  ---------

    There were no sales of securities during 1997, 1996 or 1995. Pledged securities totaled $11.6 million and $11.0 million at December 31, 1997 and 1996.

    Ponchatoula has invested in FHLB stock which is carried at cost which approximates market.

NOTE 3--LOANS AND LEASES RECEIVABLE -

    Loans and leases receivable at December 31, 1997 and 1996 consisted of the following:

                                                1997       1996
                                              ---------  ---------
                                                 (IN THOUSANDS)
First Mortgage Loans (Includes $19.4
  millon and $18.1 million in 1-4 family)...  $  19,500  $  18,302
Second Mortgage Loans (Includes $164,000
  and $317,000 in 1-4 family)...............        164        317
Construction Loans..........................        968      1,114
Consumer Loans..............................      7,175      6,812
Commercial Loans............................        521         52
                                              ---------  ---------
                                                 28,328     26,597

                                                         1997       1996
                                                      ---------  ---------
                                                         (IN THOUSANDS)
Less:
  Undisbursed Portion of Mortgage Loans.............       (287)      (607)
  Deferred Loan Fees................................         (8)       (17)
                                                      ---------  ---------
    Net Loans Receivable............................     28,033     25,973
Leases Receivable...................................        301        459
Less:
  Allowance for Loan and Lease Losses...............       (265)      (282)
                                                      ---------  ---------
                                                         28,069     26,150
Loans Held for Sale.................................      1,414      2,290
                                                      ---------  ---------
  Net Loans and Leases..............................  $  29,483  $  28,440
                                                      ---------  ---------
                                                      ---------  ---------

    Ponchatoula had loans 90 days or more past due totaling approximately $173,000 and $365,000 at December 31, 1997and 1996, respectively.

    There were no impaired loans at December 31, 1997 which were required to be recorded in conformity with SFAS No. 114 as amended by SFAS No. 118.

    Ponchatoula is permitted to make extensions of credit to its officers and directors in the ordinary course of business. The loans are made on substantially the same terms as those prevailing at the time for comparable loans with other parties. The total of such indebtedness outstanding at December 31, 1997 and 1996 was $403,000 and $341,000, respectively. An analysis of the aggregate of these loans for 1997 is as follows:

                                                            (IN THOUSANDS)
Balance--Beginning of Year.............................      $     341
New Loans..............................................            135
Repayments.............................................            (73)
                                                                 -----
Balance--End of Year...................................      $     403
                                                                 -----
                                                                 -----

    Following is a summary of the activity in the allowance for losses for the years ended December 31, 1997, 1996 and 1995:

                                                                  1997       1996       1995
                                                                ---------  ---------  ---------
                                                                        (IN THOUSANDS)
Balance--Beginning of Year....................................  $     282  $     280  $     288
Provision for (Recovery of) Prior Provisions..................        (16)         3         (6)
Charge Offs...................................................         (1)        (1)        (2)
                                                                ---------  ---------  ---------
Balance--End of Year..........................................  $     265  $     282  $     280
                                                                ---------  ---------  ---------
                                                                ---------  ---------  ---------

NOTE 4--LEASES RECEIVABLE--

    The composition of the sales-type lease receivables as of December 31, 1997 and 1996 is as follows:

                                                                                                      1997       1996
                                                                                                    ---------  ---------

                                                                                                       (IN THOUSANDS)
Total Minimum Lease Payments To Be Received.......................................................  $     529  $     886
Less: Unearned Income.............................................................................        228        427
                                                                                                    ---------  ---------
Net Lease Receivable..............................................................................  $     301  $     459
                                                                                                    ---------  ---------
                                                                                                    ---------  ---------

    At December 31, 1997, the total minimum future lease payments receivable is due as follows:

                                                                                                    (IN THOUSANDS)
                                                                                                  -----------------
    1998..............................................................................................$    19
    1999..............................................................................................     18
    2000..............................................................................................     19
    2001..............................................................................................     21
    2002..............................................................................................     21
    Thereafter........................................................................................    203
                                                                                                        -----
                                                                                                      $   301
                                                                                                        -----
                                                                                                        -----

NOTE 5--LOAN SERVICING--

    Mortgage loans serviced for others are not included in the accompanying Statements of Financial Condition. The unpaid principal balances of these loans serviced for FHLMC at December 31, 1997, 1996 and 1995 amounted to $91,000, $271,000 and $497,000, respectively.

    Custodial escrow balances maintained in connection with the foregoing loan servicing were approximately $300, $3,000 and $7,000 at December 31, 1997, 1996 and 1995, respectively.

NOTE 6--PREMISES AND EQUIPMENT--

    Office properties and equipment at December 31, 1997 and 1996 consisted of the following:

                                                                                               1997       1996
                                                                                             ---------  ---------
                                                                                                (IN THOUSANDS)
    Land...................................................................................  $      53  $      53
    Buildings..............................................................................        680        680
    Furniture, Fixtures and Equipment......................................................        357        325
                                                                                             ---------  ---------
                                                                                                 1,090      1,058
    Less: Accumulated Depreciation.........................................................       (545)      (516)
                                                                                             ---------  ---------
                                                                                             $     545  $     542
                                                                                             ---------  ---------
                                                                                             ---------  ---------

    The provision for depreciation charged to expense was $29,000, $43,000 and $52,000, respectively, for the years ended December 31, 1997, 1996 and 1995.

NOTE 7--ACCRUED INTEREST RECEIVABLE---

    Accrued Interest Receivable at December 31, 1997 and 1996 consisted of the following:

                                                                                                  1997       1996
                                                                                               ---------  ---------
                                                                                                   (IN THOUSANDS)
    Investment Securities....................................................................  $      39  $      38
    Mortgage-Backed Securities...............................................................        178        220
    Loans....................................................................................        203        205
                                                                                               ---------  ---------
                                                                                               $     420  $     463
                                                                                               ---------  ---------
                                                                                               ---------  ---------

NOTE 8--DEPOSITS--

    An analysis of the deposit accounts at December 31, 1997 and 1996 is as follows:

                                                                                  1997                          1996
                                                                    ---------------------------------  ----------------------
                                                                     WEIGHTED                           WEIGHTED
                                                                      AVERAGE                            AVERAGE
                                                                       RATE       AMOUNT        %         RATE       AMOUNT
                                                                    -----------  ---------     ---     -----------  ---------
                                                                                     (DOLLARS IN THOUSANDS)
Money Market......................................................        2.27%  $     934          2%       2.50%  $   1,032
NOW Accounts......................................................        2.05%      1,491          3        2.05%      1,642
Passbook Savings..................................................        2.52%      8,253         20        3.04%      9,592
                                                                                 ---------        ---               ---------
                                                                                    10,678         25                  12,266
                                                                                 ---------        ---               ---------
Certificates:
  2.00-3.99%......................................................        3.03%        285          1        3.02%        551
  4.00-5.99%......................................................        5.22%     30,031         71        5.38%     30,686
  6.00-7.99%......................................................        6.28%      1,117          3        6.34%        882
  8.00-9.99%......................................................           -%     --         --            8.02%         42
                                                                                 ---------        ---               ---------
                                                                                    31,433         75                  32,161
                                                                                 ---------        ---               ---------
                                                                                 $  42,111        100%              $  44,427
                                                                                 ---------        ---               ---------
                                                                                 ---------        ---               ---------


                                                                        %
                                                                       ---

Money Market......................................................          2%
NOW Accounts......................................................          4
Passbook Savings..................................................         22
                                                                          ---
                                                                           28
                                                                          ---
Certificates:
  2.00-3.99%......................................................          1
  4.00-5.99%......................................................         69
  6.00-7.99%......................................................          2
  8.00-9.99%......................................................     --
                                                                          ---
                                                                           72
                                                                          ---
                                                                          100%
                                                                          ---
                                                                          ---

    The aggregate amount of deposits with a minimum balance of $100,000 was approximately $4.8 million at December 31, 1997 and $4.5 million at December 31, 1996. Deposit amounts in excess of $100,000 are not federally insured.

    A summary of certificates of deposit by maturity at December 31, 1997 and 1996 is as follows:

                                                                                            1997       1996
                                                                                          ---------  ---------
                                                                                             (IN THOUSANDS)
    1997................................................................................  $  --      $  28,932
    1998................................................................................     28,608      2,166
    1999................................................................................      2,062        579
    2000................................................................................        359        352
    2001................................................................................         97         97
    2002................................................................................        307         35
                                                                                          ---------  ---------
                                                                                          $  31,433  $  32,161
                                                                                          ---------  ---------
                                                                                          ---------  ---------

    Interest expense on deposits is summarized as follows:

                                                                                         1997       1996       1995
                                                                                       ---------  ---------  ---------
                                                                                               (IN THOUSANDS)
NOW and Money Market.................................................................  $      59  $      72  $      76
Passbook Savings.....................................................................        228        294        373
Certificates of Deposit..............................................................      1,684      1,792      1,558
                                                                                       ---------  ---------  ---------
                                                                                       $   1,971  $   2,158  $   2,007
                                                                                       ---------  ---------  ---------
                                                                                       ---------  ---------  ---------

NOTE 9--ADVANCES FROM FEDERAL HOME LOAN BANK--

    Ponchatoula had outstanding advances from the Federal Home Loan Bank (FHLB) of $11.5 million and $10.7 million at December 31, 1997 and 1996, respectively. Specific mortgage-backed securities, with a fair value of approximately $11.7 million and $11 million and a carrying value of $11.6 million and $11 million at December 31, 1997 and 1996, respectively, were pledged to the FHLB as collateral securing the advances. Interest expense on advances from the FHLB totaled $544,000, $433,000, and $335,000 for the years ended December 31, 1997, 1996 and
1995, respectively. All advances are for a one month period.

    The following schedule provides certain information about the advances at December 31, 1997 and 1996:

                                                                                       1997             1996
                                                                                  ---------------  ---------------
                                                                                       (DOLLARS IN THOUSANDS)
Borrowing at End of Year........................................................  $11.5 million    $10.7 million
Rate at End of Year.............................................................  5.85%            5.48%
Maximum Borrowing during Year...................................................  $11.5 million    $10.7 million
Average Borrowing during Year...................................................  $9.8 million     $7.63 million
Weighted Average Rate...........................................................  5.53%            5.38%

NOTE 10--INCOME TAXES--

    The total provision for income taxes charged to income amounted to $185,000, $60,000, and $150,000 for 1997, 1996, and 1995.

    Following is a reconciliation between income tax expense based on the federal statutory tax rates and income taxes reported in the Statements of
Income:

                                                                                             1997       1996       1995
                                                                                           ---------  ---------  ---------
                                                                                                   (IN THOUSANDS)
Tax at Statutory Rate--(34%).............................................................  $     170  $      70  $     156
Increases (Decreases) in Taxes:
Bad Debt Deduction Based on Percentage of Income.........................................     --         --            (11)
Bad Debt Provision (Recovery) Per Books..................................................     --         --             (6)
Other....................................................................................         15        (10)        11
                                                                                           ---------  ---------  ---------
Provision for Federal Income Taxes.......................................................  $     185  $      60  $     150
                                                                                           ---------  ---------  ---------
                                                                                           ---------  ---------  ---------
Effective Tax Rate.......................................................................      36.93%     29.13%     32.68%
                                                                                           ---------  ---------  ---------
                                                                                           ---------  ---------  ---------

    The components of income tax expense are as follows:

                                                                                               1997        1996        1995
                                                                                             ---------     -----     ---------
                                                                                                      (IN THOUSANDS)
Provision for Current Taxes................................................................  $     154   $      50   $     131
Provision for Deferred Taxes...............................................................         31          10          19
                                                                                             ---------         ---   ---------
                                                                                             $     185   $      60   $     150
                                                                                             ---------         ---   ---------
                                                                                             ---------         ---   ---------

    The deferred tax provision (benefit) consists of the following timing differences:

                                                                                                  1997         1996         1995
                                                                                                  -----        -----        -----
                                                                                                          (IN THOUSANDS)
Bad Debt Deduction for Tax Reporting in Excess of Amount for Financial Reporting.............   $      (9)   $      10    $      19
Depreciation.................................................................................           7       --           --
Stock Dividends..............................................................................          33       --           --
                                                                                                      ---          ---          ---
                                                                                                $      31    $      10    $      19
                                                                                                      ---          ---          ---
                                                                                                      ---          ---          ---

    The net deferred tax asset or liability consists of the following components at December 31, 1997, 1996, and 1995:

                                                                                               1997       1996       1995
                                                                                             ---------  ---------  ---------
                                                                                                     (IN THOUSANDS)
Depreciation...............................................................................  $      (7) $  --      $  --
Stock Dividends............................................................................        (33)    --         --
Provision for Loan Losses..................................................................        (19)       (29)       (19)
Unrealized (Gain) Loss on Securities Available for Sale....................................         18         52         (9)
                                                                                                   ---        ---        ---
  Total Deferred Tax Asset (Liability).....................................................  $     (41) $      23  $     (28)
                                                                                                   ---        ---        ---
                                                                                                   ---        ---        ---

    The reserve method of accounting for bad debt utilized by qualified thrift institutions pursuant to Code Section 593 was repealed for tax years beginning after December 31, 1995. The $68,000 of excess reserves of Ponchatoula are being taken into income ratably over a six-year period beginning January 1, 1996. This change in accounting method and reversal of excess bad debt reserves is adequately provided for in Ponchatoula's deferred tax liability.

NOTE 11--OTHER GENERAL AND ADMINISTRATIVE EXPENSES--

    An analysis of other general and administrative expenses for the years ended December 31, 1997, 1996 and 1995 is as follows:

                                                                                              1997       1996       1995
                                                                                            ---------  ---------  ---------
                                                                                                    (IN THOUSANDS)
Data Processing Fees......................................................................  $      47  $      67  $      92
Professional Fees.........................................................................        214        242        201
Postage and Supplies......................................................................         44         40         47
Insurance.................................................................................         28         27         34
Other.....................................................................................        228        192        166
                                                                                            ---------  ---------  ---------
                                                                                            $     561  $     568  $     540
                                                                                            ---------  ---------  ---------
                                                                                            ---------  ---------  ---------

NOTE 12--PROFIT SHARING PLAN--

    Ponchatoula established a noncontributory profit sharing plan during the year ended December 31, 1986. The plan is a defined contribution plan and covers all employees after a specified period of employment and within specified age brackets. The profit sharing expense for the years ended December 31, 1997, 1996 and 1995 amounted to $77,000, $74,000 and $74,000, respectively. The Board of Directors of Ponchatoula has determined that Ponchatoula's liability will be computed each year based on fifteen percent of eligible wages.

NOTE 13--STOCK OPTION AND MANAGEMENT RECOGNITION PLANS--

1996 STOCK INCENTIVE PLAN

    This program was designed to attract and retain qualified personnel in key positions, provide key employees with a proprietary interest in Ponchatoula as an incentive to contribute to the success of Ponchatoula and reward key employees for outstanding performance. An aggregate of 10,782 shares of authorized but unissued Common Stock of Ponchatoula was reserved for issuance under the Plan, which is equal to 7.5% of Common Stock issued to the public in connection with the formation of the mutual holding company ("the offering"). The exercise price of each option equals the market price of Ponchatoula's stock on the date of grant and an option's maximum term is 10 years. Options are granted and vested at the discretion of the Compensation Committee. Ninety percent of the options were granted on July 10, 1996. At December 31, 1997, shares available for grant under this plan amounted to 1,583 shares.

1996 DIRECTORS' STOCK OPTION PLAN

    In order to attract and retain qualified directors for Ponchatoula, the Board of Directors and stockholders of Ponchatoula have adopted the 1996 Directors' Stock Option Plan. An aggregate of 3,594 shares of authorized but unissued Common Stock of Ponchatoula was reserved for issuance under the Directors' Stock Option Plan, which is equal to 2.5% of the Common Stock of Ponchatoula issued in the offering. The exercise price of each option equals the market price of Ponchatoula's stock on the date of grant and an option's maximum term is 10 years. Ninety percent of the options were granted on the date the Plan was approved by the stockholders of Ponchatoula, which was April 10, 1996. The options become exercisable after six months from the grant date.


1996 MANAGEMENT RECOGNITION PLAN FOR OFFICERS

    The objective of this plan is to enable Ponchatoula to provide officers and key employees with a proprietary interest in Ponchatoula as compensation for their contributions to the Association and as an incentive to contribute to Ponchatoula's future success. An aggregate of 4,312 shares of authorized Common Stock of Ponchatoula was issued to the Management Recognition Plan for Officers, which is equal to 3.0% of the Common Stock of Ponchatoula issued in the offering. The awards are allocated at the discretion of the Committee. Shares vest at the rate of 20% on each annual anniversary date.

1996 MANAGEMENT RECOGNITION PLAN FOR DIRECTORS

    The objective of this plan is to enable Ponchatoula to provide non-employee directors with a proprietary interest in Ponchatoula as compensation for their contributions to Ponchatoula and as an incentive to contribute to Ponchatoula's future success. An aggregate of 1,434 shares of authorized Common Stock of Ponchatoula was issued to the Management Recognition Plan for Directors, which is equal to 1.0% of the Common Stock of Ponchatoula issued in the offering. Ninety percent of the awards were granted on the date the Plan was approved by the stockholders of Ponchatoula, which was April 10, 1996. The remaining 144 shares were granted April 10, 1997. Shares vest at the rate of 20% on each annual anniversary date.

    The tables below summarize the activity in the Plans during 1996 and 1997.

                           1996 STOCK INCENTIVE PLAN

                                                                                             REMAINING
                                                                                            CONTRACTUAL   PRICE RANGE
                                                                                 SHARES        LIFE        PER SHARE
                                                                               -----------  -----------  -------------
Outstanding, December 31, 1995...............................................      --           --       $    --
Granted......................................................................       9,812       --               10.00
                                                                                    -----
Outstanding, December 31, 1996...............................................       9,812    9.5 Years           10.00
Granted......................................................................      --
Forfeited....................................................................        (613)
                                                                                    -----
Outstanding, December 31, 1997...............................................       9,199    8.5 Years   10.00-- 10.50
                                                                                    -----
                                                                                    -----
Exercisable, December 31, 1997...............................................       1,832       --       10.00-- 10.50
                                                                                    -----
                                                                                    -----


                        1996 DIRECTORS STOCK OPTION PLAN

                                                                                          WEIGHTED
                                                                                           AVERAGE
                                                                                          REMAINING
                                                                                         CONTRACTUAL   PRICE RANGE
                                                                               SHARES       LIFE        PER SHARE
                                                                              ---------  -----------  -------------
Outstanding, December 31, 1995..............................................     --          --       $    --
Granted.....................................................................      3,234      --               10.00
Exercised...................................................................       (539)     --               10.00
                                                                              ---------
Outstanding and Exercisable, December 31, 1996..............................      2,695   9.4 Years           10.00
Granted.....................................................................        839
Exercised...................................................................        (60)
Forfeited...................................................................     (1,078)
                                                                              ---------
Outstanding, December 31, 1997..............................................      2,396   8.8 Years   10.00-- 10.50
                                                                              ---------
                                                                              ---------
Exercisable, December 31, 1997..............................................      2,396               10.00-- 10.50
                                                                              ---------
                                                                              ---------

                 1996 MANAGEMENT RECOGNITION PLAN FOR OFFICERS

                                                                                             REMAINING
                                                                                            CONTRACTUAL   PRICE RANGE
                                                                                 SHARES        LIFE        PER SHARE
                                                                               -----------  -----------  -------------
Outstanding, December 31, 1995...............................................      --           --       $    --
Granted......................................................................       4,312       --               10.00
                                                                                    -----
Outstanding, December 31, 1996...............................................       4,312    9.5 Years           10.00
Forfeited....................................................................        (206)
                                                                                    -----
Outstanding, December 31, 1997...............................................       4,106    8.5 Years   10.00-- 10.50
                                                                                    -----
                                                                                    -----
Vested, December 31, 1997....................................................         893                10.00-- 10.50
                                                                                    -----
                                                                                    -----

                 1996 MANAGEMENT RECOGNITION PLAN FOR DIRECTORS

                                                                                             REMAINING
                                                                                            CONTRACTUAL   PRICE RANGE
                                                                                 SHARES        LIFE        PER SHARE
                                                                               -----------  -----------  -------------
Outstanding, December 31, 1995...............................................      --           --       $    --
Granted......................................................................       1,290       --               10.00
                                                                                    -----
Outstanding, December 31, 1996...............................................       1,290    9.5 Years           10.00
Granted......................................................................         144
                                                                                    -----
Outstanding, December 31, 1997...............................................       1,434    8.5 Years   10.00-- 10.50
                                                                                    -----
                                                                                    -----
Vested, December 31, 1997....................................................         602                10.00-- 10.50
                                                                                    -----
                                                                                    -----

    Ponchatoula applies APB Opinion 25 and related interpretations in accounting for its stock option and management recognition plans. Had compensation cost for Ponchatoula's stock-based compensation plans been determined based on the fair value of the grant dates for awards under those plans consistent with the methods of SFAS No. 123, Ponchatoula's net income and earnings per common share would have been reduced to the proforma amounts indicated below:

                                                                                                      1997       1996
                                                                                                    ---------  ---------
                                                                                                        (DOLLARS IN
                                                                                                         THOUSANDS)
Net Income As Reported............................................................................  $     316  $     146
Proforma..........................................................................................  $     316  $     130
Earnings Per Common Share
As Reported.......................................................................................  $     .52  $     .24
Proforma..........................................................................................  $     .52  $     .21

    Compensation cost recognized under SFAS No. 123 was estimated using the Black-Scholes model with the following assumptions: dividend yield of 7%, an expected life of the options of 7 years, expected volatility of 19% and a risk free interest rate of 7.0%.

NOTE 14--REGULATORY CAPITAL REQUIREMENTS--

    Under applicable regulations, Ponchatoula is required by law to maintain (i) core capital equal to at least 3% of adjusted total assets, (ii) tangible capital equal to at least 1.5% of adjusted total assets, and (iii) total capital equal to at least 8.0% of risk-weighted assets.

    The following is a reconciliation of GAAP capital to regulatory capital at December 31, 1997:

                                                                                     TANGIBLE      CORE     RISK-BASED
                                                                                      CAPITAL     CAPITAL     CAPITAL
                                                                                    -----------  ---------  -----------
                                                                                              (IN THOUSANDS)
GAAP Capital......................................................................   $   5,735   $   5,735   $   5,735
Additional Capital Items:
  Unrealized Losses on Securities Available for Sale..............................          35          35          35
  General Valuation Allowances....................................................      --          --             250
                                                                                    -----------  ---------  -----------
Regulatory Capital--Computed......................................................       5,770       5,770       6,020
Minimum Capital Requirement.......................................................        (894)     (1,788)     (2,033)
                                                                                    -----------  ---------  -----------
Regulatory Capital-Excess.........................................................   $   4,876   $   3,982   $   3,987
                                                                                    -----------  ---------  -----------
                                                                                    -----------  ---------  -----------

    At December 31, 1997, Ponchatoula's leverage ratio was 9.68%, Tier 1 risk-based ratio was 22.71%, total risk-based ratio was 23.69%, and tangible equity ratio was 9.68%, based on leverage capital of $5.8 million, Tier 1 capital of $5.8 million, total risk-based capital of $6 million and tangible capital of $5.8 million, as defined. Based on these capital ratios, Ponchatoula meets the criteria for a "well capitalized" institution at December 31, 1997. Ponchatoula's management believes that under the current regulations, Ponchatoula will continue to meet its minimum capital requirements in the foreseeable future. However, events beyond the control of Ponchatoula, such as increased interest rates or a downturn in the economy in Ponchatoula's area could adversely affect future earnings and consequently, the ability of Ponchatoula to continue to exceed its future minimum capital requirements.

NOTE 15--DIVIDENDS--

    Ponchatoula declared quarterly dividends of $.16, $.17, $.18, and $.19 per share in the first, second, third and fourth quarters of 1997. The Company waived receipt of dividends declared on all shares owned; the amounts waived have been recorded by Ponchatoula as additional paid-in capital. Total dividends paid to the stockholders other than the Company in 1997 was $105,000 or $.70 per share. Under Federal regulations, Ponchatoula may not declare or pay a cash dividend on its capital stock if the effect thereof would cause Ponchatoula's regulatory capital to be reduced below the amount required for liquidity.

NOTE 16--EARNINGS PER SHARE--

    In February 1997, Statement of Financial Accounting Standards No. 128 "Earnings Per Share" ("SFAS No. 128") was issued which establishes standards for computing and presenting earnings per share ("eps"). Under SFAS No. 128, primary eps is replaced with basic eps. Basic eps is computed by dividing income applicable to common shares by the weighted average shares outstanding; no dilution for any potentially convertible shares is included in the calculation. Fully diluted eps, now called diluted eps reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. The following illustrates the reconciliation of the numerators and denominators of the basic and diluted eps computations:

                               1997                                            1996
           ---------------------------------------------  -----------------------------------------------
                                                PER-                                             PER-
               INCOME           SHARES          SHARE          INCOME            SHARES          SHARE
             (NUMERATOR)     (DENOMINATOR)     AMOUNT        (NUMERATOR)      (DENOMINATOR)     AMOUNT
           ---------------  ---------------  -----------  -----------------  ---------------  -----------
                                                                       (DOLLARS IN THOUSANDS
                                                                      EXCEPT PER SHARE DATA)
Basic EP
  Income
available
    to
   common
    stockholders.. $316          606,345        $   .52       $     146           606,285      $     .24
                                                    ---                                              ---
                                                    ---                                              ---
Effect of
 Dilutive
  Securities
Stock
Options..                         11,534                                           12,507
                                 -------                                          -------
Diluted
  EPS
Income
available
  to
  common
  stockholders
  +
  assumed
  conversions..    $316          617,879     $      .51       $     146           618,792      $     .23
                  -----          -------            ---             ---           -------            ---
                  -----          -------            ---             ---           -------            ---

                                    1995
           ------------------------------------------------
                                                   PER-
                INCOME             SHARES          SHARE
              (NUMERATOR)       (DENOMINATOR)     AMOUNT
           -----------------   ---------------  -----------

Basic EP
  Income
available
    to
   common
    stock      $     309            600,000      $     .51

Effect of
 Dilutive
  Securit
Stock
Options..                                           --
                                    -------
Diluted
  EPS
Income
available
  to
  common
  stockho
  +
  assumed
  convers      $     309            600,000      $     .51
                     ---            -------            ---
                     ---            -------            ---

NOTE 17--OFF-BALANCE SHEET INSTRUMENTS--

    Ponchatoula is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit. Those instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the Statements of Financial Condition.

    Ponchatoula's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual amount of those instruments. Ponchatoula uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

    In the normal course of business, Ponchatoula has made commitments to extend credit of $463,000 and $370,000 at December 31, 1997 and 1996, respectively. These amounts include unfunded loan commitments and lines of credit with rates adjusting at Wall Street Prime + 1 1/2%.

    Ponchatoula has entered into agreements with outside third parties to sell loans that it originates. Ponchatoula may be required to repurchase a loan if it becomes delinquent within a specified period of time as stated in the agreement. The total amount of loans originated and sold to these parties subject to repurchase amounted to $2.4 million and $3.4 million at December 31, 1997 and 1996, respectively.


NOTE 18--FAIR VALUE OF FINANCIAL INSTRUMENTS--

    The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

    Cash and Short-Term Investments--For those short-term instruments, the carrying amount is a reasonable estimate of fair value.

    Securities--Fair value of securities available for sale is based on quoted market prices or dealer quotes, if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

    Loans--The fair value for loans is estimated using discounted cash flow analyses, with interest rates currently being offered for similar loans to borrowers with similar credit rates. Loans with similar classifications are aggregated for purposes of the calculations. The allowance for loan loss, which was used to measure the credit risk, is subtracted from loans.

    Deposits--The fair value of demand deposits, savings accounts, and certain money market deposits is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated using discounted cash flow analyses, with interest rates currently offered for deposits of similar remaining maturities.

    Commitments to Extend Credit and Standby Letters of Credit--The fair value of commitments to extend credit and standby letters of credit were not significant.

    The estimated approximate fair values of Ponchatoula's financial instruments as of December 31, 1997 and 1996 are as follows:

                                                                          1997                  1996
                                                                        CARRYING     FAIR     CARRYING     FAIR
                                                                         AMOUNT      VALUE     AMOUNT      VALUE
                                                                        ---------  ---------  ---------  ---------
                                                                                      (IN THOUSANDS)
Financial Assets:
  Cash and Short-Term Investments.....................................  $   1,254  $   1,254  $   1,298  $   1,298
  Securities Available for Sale.......................................     17,450     17,450     19,414     19,414
  Securities--Held to Maturity........................................     10,301     10,415     10,254     10,352
  Loans--Net..........................................................     29,483     29,294     28,440     28,445
                                                                        ---------  ---------  ---------  ---------
                                                                        $  58,488  $  58,413  $  59,406  $  59,509
                                                                        ---------  ---------  ---------  ---------
                                                                        ---------  ---------  ---------  ---------
Financial Liabilities:
  Deposits............................................................  $  42,111  $  42,088  $  44,427  $  44,889
                                                                        ---------  ---------  ---------  ---------
                                                                        ---------  ---------  ---------  ---------

NOTE 19--CONTINGENCIES--

    In the normal course of business, Ponchatoula is involved in various legal proceedings. In the opinion of management and legal counsel, any liability resulting from such proceedings would not have a material adverse effect on Ponchatoula's financial statements.

NOTE 20--CONCENTRATIONS OF CREDIT--

    All of Ponchatoula's business activities are with customers in Ponchatoula's market area, which consists primarily of Tangipahoa Parish. The majority of such customers are depositors of Ponchatoula. The concentrations of credit by type of loan are shown in Note 3. Ponchatoula generally originates single-family residential loans within its primary lending area. It is also active in originating secured consumer loans to customers, primarily automobile and home equity loans.

NOTE 21--THE CONVERSION--

    On February 25, 1998, the Board of Directors of Ponchatoula and the Company adopted a Plan of Conversion and Agreement and Plan of Reorganization (the
Plan). Pursuant to the Plan, (1) the Company, which owns approximately 75.2% of Ponchatoula, will convert from mutual to stock form and simultaneously merge into Ponchatoula, with Ponchatoula being the surviving entity; (2) Ponchatoula will then merge into an interim institution (Interim) to be formed as a wholly owned subsidiary of Homestead Bancorp, Inc., a newly formed Louisiana corporation formed in connection with the reorganization, with Ponchatoula being the surviving entity; and (3) the outstanding shares of Ponchatoula's common stock (other than those held by the Company, which will be canceled) will be converted into shares of common stock of Homestead Bancorp, Inc. Homestead Bancorp, Inc. will then offer for sale pursuant to the Plan additional shares equal to 75.2% of the common shares of Homestead Bancorp, Inc. Consummation of the Plan is subject to (i) the approval of the members of the Company, (ii) the stockholders of Ponchatoula and (iii) various regulatory agencies.

    Pursuant to the Plan, shares of Homestead Bancorp, Inc.' s common stock are expected to be offered initially for subscription by eligible members of the Company and certain other persons as of specified dates subject to various subscription priorities as provided in the Plan. The common stock will be offered at a price to be determined by the Board of Directors based upon an appraisal to be made by an independent appraisal firm. The exact number of shares to be offered will be determined by the Board of Directors in conjunction with the determination of the price at which the shares will be sold. At least the minimum number of shares offered in the conversion must be sold. Any stock not purchased in the subscription offering will be sold in a community offering expected to the commenced simultaneously with the subscription offering or, if necessary, in a syndicated community offering.

    The Plan provides that when the conversion is completed, a "Liquidation Account" will be established in an amount equal to the greater of (1) the retained earnings of Ponchatoula as of March 31, 1994 or (2) 75.2% of Ponchatoula's total stockholders' equity as reflected in its latest statement of financial condition in the final prospectus utilized in the conversion. The Liquidation Account is established to provide a limited priority claim to the assets of Ponchatoula to qualifying depositors as of specified dates (Eligible Account Holders and Supplemental Eligible Account Holders) who continue to maintain deposits in Ponchatoula after the conversion. In the unlikely event of a complete liquidation of Ponchatoula, and only in such an event, Eligible Account Holders and Supplemental Eligible Account Holders would receive from the Liquidation Account a liquidation distribution based on their proportionate share of the then total remaining qualifying deposits.

    Current regulations allow Ponchatoula to pay dividends on its stock after the conversion if its regulatory capital would not thereby be reduced below the amount then required for the aforementioned Liquidation Account. Also, capital distribution regulations limit Ponchatoula's ability to make capital distributions which include dividends, stock redemptions or repurchases, cash-out mergers, interest payments on certain convertible debt, and other transactions charged to the capital account based on their capital level and supervisory condition. Federal regulations also preclude any repurchase of the stock of Ponchatoula or its holding company for three years after the conversion, except for repurchases of qualifying shares of a director and repurchases pursuant to an offer made on a pro-rate basis to all stockholders and with prior approval of the Office of Thrift Supervision or pursuant to an open-market stock repurchase program that complies with certain regulatory criteria. Ponchatoula has retained the services of both a marketing firm and legal counsel for the specific purpose of implementing the Plan. Costs relating to the conversion will be deferred and, upon conversion, such costs and any additional costs will be charged against the proceeds from the sale of stock. As of December 31, 1997 (unaudited), there were no deferred costs related to the conversion. If the conversion is not completed, deferred costs will be charged to operations.

================================================================================

No dealer, salesman or any other person has been authorized to give any information or to make any representation other than as contained in this Prospectus in connection with the offering made hereby, and, if given or made, such other information or representation must not be relied upon as having been authorized by the Company, the Mutual Holding Company, Ponchatoula or Trident. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby to any person in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. Neither the delivery of this Prospectus nor any sale hereunder shall under any circumstances create any implication that there has been no change in the affairs of the Company or Ponchatoula since any of the dates as of which information is furnished herein or since the date hereof.

                              ---------------------

                                TABLE OF CONTENTS

                              ---------------------

                                                                            Page
                                                                            ----


Summary..................................................................    4
Selected Financial Data..................................................   15
Summary of Recent Developments...........................................   16
Risk Factors.............................................................   18
Proposed Management Purchases............................................   25
Use of Proceeds..........................................................   26
Dividend Policy..........................................................   27
Market for Common Stock..................................................   28
Regulatory Capital.......................................................   28
Capitalization...........................................................   30
Pro Forma Data...........................................................   32
Statements of Income.....................................................   36
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations..........................................................   37
Business ................................................................   48
Regulation...............................................................   68
Taxation.................................................................   77
Management ..............................................................   79
The Conversion ..........................................................   89
Restrictions on Acquisition of the
  Company and Ponchatoula................................................  107
Description of Capital Stock of the Company..............................  114
Experts..................................................................  115
Legal Matters............................................................  115
Additional Information...................................................  115
Index to Financial Statements............................................  116


Until ___________ __, 1998 or 25 days after commencement of the Syndicated Community Offering, if any, whichever is later, all dealers effecting transactions in the registered securities, whether or not participating in this distribution, may be required to deliver a Prospectus. This is in addition to the obligation of dealers to deliver a Prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

================================================================================

================================================================================

                                1,285,170 Shares

                                    HOMESTEAD
                                  BANCORP, INC.

                          (Proposed Holding Company for
                      Ponchatoula Homestead Savings, F.A.)

                                  COMMON STOCK

                              ---------------------

                                   PROSPECTUS

                              ---------------------

                            TRIDENT SECURITIES, INC.


                                  May 14, 1998


================================================================================

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 24. Indemnification of Directors and Officers.

  In accordance with the Business Corporation Law of the State of Louisiana,
Article 8 of the Corporation's Articles of Incorporation provides as follows:

      Article 8. Indemnification, etc. of Officers, Directors, Employees and Agents.

      A. Personal Liability of Directors and Officers. A director or officer of the Corporation shall not be personally liable for monetary damages for any action taken, or any failure to take any action, as a director or officer except to the extent that by law a director's or officer's liability for monetary damages may not be limited.

      B. Indemnification. The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, including actions by or in the right of the Corporation, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding to the full extent permissible under Louisiana law.

      C. Advancement of Expenses. Reasonable expenses incurred by an officer, director, employee or agent of the Corporation in defending an action, suit or proceeding described in Section B of this Article 8 may be paid by the Corporation in advance of the final disposition of such action, suit or proceeding if authorized by the board of directors (without regard to whether participating members thereof are parties to such action, suit or proceeding), upon receipt of an undertaking by or on behalf of such person to repay such amount if it shall ultimately be determined that the person is not entitled to be indemnified by the Corporation.

      D. Other Rights. The indemnification and advancement of expenses provided by or pursuant to this Article 8 shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, insurance or other agreement, vote of stockholders or directors (regardless of whether directors authorizing such indemnification are beneficiaries thereof) or otherwise, both as to actions in their official capacity and as to actions in another capacity while holding an office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such person.

      E. Insurance. The Corporation shall have the power to purchase and maintain insurance or other similar arrangement on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture or other enterprise, against any liability asserted against or incurred by him in any such capacity, or arising out of his status as such, whether or not the Corporation would have the power to indemnify him against such liability under the provisions of this Article 8.

      F. Security Fund; Indemnity Agreements. By action of the Board of Directors (notwithstanding their interest in the transaction), the Corporation may create and fund a trust fund or other fund or form of self-insurance arrangement of any nature, and may enter into agreements with its officers, directors, employees and agents for the purpose of securing or insuring in any manner its obligation to indemnify or advance expenses provided for in this
Article 8.

      G. Modification. The duties of the Corporation to indemnify and to advance expenses to any person as provided in this Article 8 shall be in the nature of a contract between the Corporation and each such person, and no amendment or repeal of any provision of this Article 8, and no amendment or termination of any trust or other fund or form of self-insurance arrangement created pursuant to Section F of this Article 8, shall alter to the detriment of such person the right of such person to the advance of expenses or indemnification related to a claim based on an act or failure to act which took place prior to such amendment, repeal or termination.

      H. Proceedings Initiated by Indemnified Persons. Notwithstanding any other provision of this Article 8, the Corporation shall not indemnify a director, officer, employee or agent for any liability incurred in an action, suit or proceeding initiated (which shall not be deemed to include counter-claims or affirmative defenses) or participated in as an intervenor or amicus curiae by the person seeking indemnification unless such initiation of or participation in the action, suit or proceeding is authorized, either before or after its commencement, by the affirmative vote of a majority of the directors in office.

Item 25. Other Expenses of Issuance and Distribution.


      SEC filing fees .........................................   $  4,461
      OTS filing fees .........................................      8,400
      Nasdaq filing fees ......................................      6,512
      Printing, postage and mailing ...........................     70,000
      Legal fees ..............................................     95,000
      Underwriter's legal fees and out-of-pocket expenses .....     37,500
      Blue Sky filing fees and expenses .......................     18,000
      Accounting fees .........................................     35,000
      Appraiser's fees and expenses, including business plan ..     35,000
      Conversion agent fees and expenses ......................      7,500
      Transfer agent and stock certificates ...................      7,500
      Miscellaneous ...........................................     25,127
                                                                  --------

           Total(1) ...........................................   $350,000
                                                                  ========

----------

(1) Does not include the marketing fees to be paid to Trident Securities, which will be based on the amount of common stock sold. The marketing fees are estimated to range from $71,179 to $97,571 at the minimum and maximum of the Estimated Valuation Range.

Item 26. Recent Sales of Unregistered Securities

      The only securities sold by the Registrant to date consist of 100 shares of common stock issued on March 25, 1998, to its sole incorporator, Ponchatoula Homestead Savings, F.A., for $10.00 per share, which shares will be cancelled upon consummation of the Conversion. Because the shares were sold to only one entity and were sold only to facilitate the incorporation of the Registrant, the sale was exempt from registration under the Securities Act of 1933 pursuant to
Section 4(2) thereof.

Item 27. Exhibits

      The exhibits and financial statement schedules filed as a part of this Registration Statement are as follows:

      (a)   List of Exhibits (filed herewith unless otherwise noted)


1.1*   Engagement Letter dated February 25, 1998 with Trident Securities, Inc.
1.2*   Form of Agency Agreement with Trident Securities, Inc.
2.1*   Plan of Conversion and Agreement and Plan of Reorganization
3.1*   Articles of Incorporation of Homestead Bancorp, Inc.
3.2*   Bylaws of Homestead Bancorp, Inc.
4.1*   Form of Stock Certificate of Homestead Bancorp, Inc.

5.0* Opinion of Elias, Matz, Tiernan & Herrick L.L.P. regarding legality of securities
8.1* Opinion of Elias, Matz, Tiernan & Herrick L.L.P. regarding federal income tax consequences
8.2* Opinion of Hannis T. Bourgeois, L.L.P. regarding Louisiana income tax consequences
8.3*   Letter of RP Financial, Inc. regarding subscription rights
10.1*  1996 Stock Incentive Plan
10.2*  1996 Directors' Stock Option Plan
10.3*  1996 Management Recognition Plan - Directors
10.4*  1996 Management Recognition Plan - Officers
10.5* Form of Employment Agreement between Homestead Bancorp, Inc., Ponchatoula Homestead Savings, F.A. and Lawrence C. Caldwell, Jr.
10.6* Form of Employment Agreement between Homestead Bancorp, Inc., Ponchatoula Homestead Savings, F.A. and Barbara B. Theriot
23.1*  Consent of Hannis T. Bourgeois, L.L.P.
23.2*  Consent of RP Financial, Inc.
23.3*  Consent of Elias, Matz, Tiernan & Herrick L.L.P. (included in Exhibits
       5.0 and 8.1)
24.1* Power of Attorney (included in the Signature Page to the original filing of this Registration Statement)
27.0*  Financial Data Schedule
99.1* Proxy Statement and form of proxy for solicitation of members of Ponchatoula Homestead Savings, F.A.
99.2* Proxy Statement and form of proxy for solicitation of stockholders of Homestead Mutual Holding Company
99.3*  Appraisal Report of RP Financial, Inc.
99.4*  Stock Order Form
99.5   Marketing Materials


* Previously filed.

      (b)   Financial Statement Schedules

      All schedules have been omitted as not applicable or not required under the rules of Regulation S-X.

Item 28. Undertakings.

      The undersigned Registrant hereby undertakes:

      (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

            (i) To include any Prospectus required by Section 10(a)(3) of the Securities Act of 1933;

            (ii) To reflect in the Prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of the securities offered would not exceed that which was registered) and any deviation from the low or high and the estimated maximum offering range may be reflected in the form of Prospectus filed with the Commission pursuant to Rule 424 (b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement;

            (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

      (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the Offering.

      The undersigned Registrant hereby undertakes to furnish stock certificates to or in accordance with the instructions of the respective purchasers of the Common Stock, so as to make delivery to each purchaser promptly following the closing under the Plan of Conversion.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


      In accordance with the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and authorized this Pre-Effective Amendment No. 3 to this Registration Statement to be signed on its behalf by the undersigned, in the city of Ponchatoula, state of Louisiana, on May 13, 1998.


                                       HOMESTEAD BANCORP, INC.


                                       By: /s/ Lawrence C. Caldwell, Jr.
                                           -------------------------------------
                                           Lawrence C. Caldwell, Jr.
                                           President and Chief Executive Officer

      In accordance with the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


           Name                        Title                   Date
-----------------------------   ------------------------   -----------


/s/ Lawrence C. Caldwell, Jr.   President and Chief        May 13, 1998
-----------------------------   Executive Officer
Lawrence C. Caldwell, Jr.


/s/ Milton J. Schanzbach        Chairman of the Board      May 13, 1998
-----------------------------
Milton J. Schanzbach


/s/ Barbara B. Theriot          Director, Secretary and    May 13, 1998
-----------------------------   Treasurer (principal
Barbara B. Theriot              financial and accounting
                                officer)


/s/ John C. Bohning             Director                   May 13, 1998
-----------------------------
John C. Bohning


/s/ Robert H. Gabriel           Director                   May 13, 1998
-----------------------------
Robert H. Gabriel

           Name                        Title                   Date
-----------------------------   ------------------------   -----------


/s/ Dennis E. James             Director                   May 13, 1998
-----------------------------
Dennis E. James


/s/ Allen B. Pierson, Jr.       Director                   May 13, 1998
-----------------------------
Allen B. Pierson, Jr.

                                  EXHIBIT INDEX


1.1*   Engagement Letter dated February 25, 1998 with Trident Securities, Inc.
1.2*   Form of Agency Agreement with Trident Securities, Inc.
2.1*   Plan of Conversion and Agreement and Plan of Reorganization
3.1*   Articles of Incorporation of Homestead Bancorp, Inc.
3.2*   Bylaws of Homestead Bancorp, Inc.
4.1*   Form of Stock Certificate of Homestead Bancorp, Inc.
5.0* Opinion of Elias, Matz, Tiernan & Herrick L.L.P. regarding legality of securities
8.1* Opinion of Elias, Matz, Tiernan & Herrick L.L.P. regarding federal income tax consequences
8.2* Opinion of Hannis T. Bourgeois, L.L.P. regarding Louisiana income tax consequences
8.3*   Letter of RP Financial, Inc. regarding subscription rights
10.1*  1996 Stock Incentive Plan
10.2*  1996 Directors' Stock Option Plan
10.3*  1996 Management Recognition Plan - Directors
10.4*  1996 Management Recognition Plan - Officers
10.5* Form of Employment Agreement between Homestead Bancorp, Inc., Ponchatoula Homestead Savings, F.A. and Lawrence C. Caldwell, Jr.
10.6* Form of Employment Agreement between Homestead Bancorp, Inc., Ponchatoula Homestead Savings, F.A. and Barbara B. Theriot
23.1*  Consent of Hannis T. Bourgeois, L.L.P.
23.2*  Consent of RP Financial, Inc.
23.3*  Consent of Elias, Matz, Tiernan & Herrick L.L.P. (included in Exhibits
       5.0 and 8.1)
24.1* Power of Attorney (included in the Signature Page to the original filing of this Registration Statement)
27.0*  Financial Data Schedule
99.1* Proxy Statement and form of proxy for solicitation of members of Ponchatoula Homestead Savings, F.A.
99.2* Proxy Statement and form of proxy for solicitation of stockholders of Homestead Mutual Holding Company
99.3*  Appraisal Report of RP Financial, Inc.
99.4*  Stock Order Form
99.5   Marketing Materials


*  Previously filed.